Filed pursuant to Rule 424(b)(4)
Registration No. 333-234017

PROSPECTUS

6,800,000 Shares

Common Stock

We are offering 6,800,000 shares of our common stock. This is our initial public offering. Prior to this offering, there has been no public market for our common stock. The initial public offering price is $11.00 per share. Our common stock has been approved for listing on The Nasdaq Global Select Market under the symbol “CABA.”

We are an “emerging growth company” under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

We have two classes of common stock: the voting common stock offered hereby and non-voting common stock. For a description of the rights of the voting common stock and non-voting common stock, please see “Description of Capital Stock” beginning on page 180 of this prospectus. We are offering voting common stock in this offering, and unless otherwise noted, all references in this prospectus to our “common stock”, “common shares” or “shares” refers to our voting common stock.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of the material risks of investing in our common stock under the heading “Risk Factors” beginning on page 13 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities that may be offered under this prospectus, nor have any of these organizations determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public offering price	$11.00	$74,800,000
Underwriting discounts and commissions (1)	$0.77	$5,236,000
Proceeds, before expenses, to Cabaletta Bio, Inc.	$10.23	$69,564,000

(1)	See “Underwriters” beginning on page 191 of this prospectus for additional information regarding the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase an additional 1,020,000 shares of our common stock.

At our request, the underwriters have reserved up to 5% of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to certain individuals associated with us. See section titled “Underwriters—Directed Share Program.”

Delivery of the shares of common stock is expected to be made on or about October 29, 2019.

MORGAN STANLEY	COWEN	EVERCORE ISI

October 24, 2019

Neither we nor the underwriters have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus, any amendment or supplement to this prospectus and any related free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurances as to the reliability of, any information that others may give you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus or in any free writing prospectus is only accurate as of its date, regardless of its time of delivery or the time of any sale of our common stock. Our business, financial condition, results of operations and future growth prospects may have changed since that date.

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, ™ or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

For investors outside of the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

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PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes thereto and the information set forth under the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included in this prospectus. As used in this prospectus, unless the context otherwise requires, references to the “company,” “we,” “us” and “our” refer to Cabaletta Bio, Inc.

Overview

We are a clinical-stage biotechnology company focused on the discovery and development of engineered T cell therapies for B cell-mediated autoimmune diseases. Our proprietary technology utilizes chimeric autoantibody receptor, or CAAR, T cells that are designed to selectively bind and eliminate B cells that produce disease-causing autoantibodies, or pathogenic B cells, while sparing normal B cells. Our lead CAAR T cell product candidate was designed based on chimeric antigen receptor, or CAR, T cell technology that has been successfully developed and is marketed for the treatment of B cell cancers. We believe our technology, in combination with our proprietary Cabaletta Approach for selective B cell Ablation platform, called our CABA platform, has applicability across over two dozen B cell-mediated autoimmune diseases that we have identified, reviewed and prioritized. During the past two years, using our CABA platform, we have discovered and developed four product candidates, including our lead product candidate, to potentially treat patients with mucosal pemphigus vulgaris, or mPV, and three additional product candidates that have demonstrated specific and selective target engagement in vitro. In order to accelerate product development for our lead program and to access a proven cell therapy manufacturing platform, we have entered into a collaboration with the University of Pennsylvania, or Penn. We hold multiple agreements with Penn to develop CAAR T cell therapies for the treatment of these diseases. Our goal is to leverage our team’s expertise in autoimmunity and engineered T cell therapy and our Penn collaboration to rapidly discover and develop our portfolio of CAAR T product candidates.

Our initial focus is on pemphigus vulgaris, or PV, which is an autoimmune blistering skin disease. We submitted an Investigational New Drug application, or IND, to the U.S. Food and Drug Administration, or the FDA, in August 2019. Our IND was accepted in September 2019, and we plan to advance our lead product candidate, DSG3-CAART, into a Phase 1 trial for the treatment of mPV in 2020. We are also advancing additional product candidates currently in discovery-stage or preclinical development for the treatment of muscle-specific kinase myasthenia gravis, or MuSK MG, mucocutaneous PV, or mcPV, and Hemophilia A with Factor VIII, or FVIII, alloantibodies.

B cell-mediated autoimmune diseases occur when certain populations of B cells mistakenly produce autoantibodies, which are directed against specific healthy tissue or cells in the body. The presence of autoantibodies can manifest in a variety of autoimmune diseases and result in the destruction of healthy tissue in the body. Current treatment options for B cell-mediated autoimmune diseases are generally limited to corticosteroids and other generalized immunosuppressants that offer only temporary disease suppression, may require chronic, in-hospital administration and are associated with potentially life-threatening side effects. We believe the ideal therapy for B cell-mediated autoimmune diseases would selectively and completely eliminate the pathogenic B cells while sparing the body’s normal B cells.

We are pioneering the development of a new class of engineered T cell therapies that express CAARs to selectively engage and eliminate pathogenic B cells. By harnessing the power of targeted cell therapy, we believe our CABA platform, as developed by our team, has the potential to be a one-time curative therapy that may be a safer and more effective therapy option than current treatments. These efforts have attracted the support of many leading investors, including Adage Capital Partners, 5AM Ventures, Boxer Capital, LLC of Tavistock Group, Cormorant Asset Management, Deerfield Management and RedMile Group as well as Penn.

Pipeline

We are developing a portfolio of CAAR T cell product candidates for the treatment of B cell-mediated autoimmune diseases. Our lead product candidate, DSG3-CAART, targets B cells that express pathogenic autoantibodies against the DSG3 protein, which cause mPV. The publication of the first in vivo evaluation of activity and toxicity of the product candidate in an animal model was followed by additional preclinical studies to support our IND submission. Our IND was accepted in September 2019, and we plan to open the first clinical trial site for our DSG3-CAART product candidate in 2020. Our next PV-directed product candidate, DSG3/1-CAART, is being designed to target B cells that give rise to pathogenic autoantibodies against either the DSG3 or DSG1 protein, which cause mcPV, and could address a broader PV population. Our second product candidate, MuSK-CAART, is being designed to target B cells that give rise to pathogenic autoantibodies against the MuSK receptor in patients with MG. An additional product candidate, FVIII-CAART, targets B cells that produce alloantibodies against exogenous FVIII in Hemophilia A patients who consequently require repeated and increased exogenous FVIII administration. We are exploring additional CAAR T cell product candidates that will focus on patients with B cell-mediated autoimmune diseases with well-defined antibody targets.

The chart below shows our CAAR T cell product candidates currently under development:

*	In our discovery stage, we perform epitope mapping and optimize CAAR construct and design.
**	May not be required if Phase 2 is a registrational clinical trial.

Our Approach

We are developing engineered T cell therapy candidates that express CAARs, which serve as “decoys” for antibodies expressed on the surface of B cells. Our CAAR T platform is based on the foundation of established CAR T therapeutics, differing primarily in their use of the antigen rather than an antibody fragment to target pathogenic B cells. We believe these CAARs enable the T cells to specifically engage and eliminate pathogenic B cells while sparing normal B cells. By harnessing the power of cell therapy, our technology has the potential to overcome the ability of these B cells to evade elimination and thus lead to durable responses.

In contrast to currently available therapies for B cell-mediated autoimmune diseases, we believe our CAAR T cells can recognize the specific autoantibodies that are responsible for causing an underlying disease and kill the cells that express the autoantibodies on their surface while preserving the rest of the humoral immune system. As a result, we believe CAAR T cell therapy used in B cell-mediated autoimmune diseases has the potential for durable elimination of pathogenic B cells and an associated elimination of clinical recurrences with an improved adverse event, or tolerability, profile relative to the current standard of care. We believe our technology has broad applicability, and we are building a portfolio of product candidates for B cell-mediated autoimmune diseases.

Our CABA Platform

We have developed our CABA platform to inform product candidate development from indication selection through preclinical studies. Using our CABA platform, our team has identified our highest priority target indications following a rigorous analysis of B cell-mediated autoimmune diseases. A deep understanding of the antigenic epitopes targeted in these diseases is required to design and construct a successful CAAR, a competency that we believe we are uniquely positioned to utilize in product candidate development. Finally, we evaluate preclinical activity and toxicity of our optimized CAAR constructs through in vitro and in vivo studies. We leverage the experience and insight gained from the development of each product candidate to improve the efficiency of our CABA platform in evaluating additional potential product candidates.

Our History and Team

Our scientific co-founders, Aimee Payne, M.D., Ph.D., and Michael Milone, M.D., Ph.D., began partnering at Penn in 2013 to combine Dr. Payne’s expertise in B cell-mediated autoimmune diseases with Dr. Milone’s deep and experienced insights into the design and implementation of CAR T products. Dr. Payne is a worldwide leader in characterizing B cell-mediated autoantibody repertoires in PV and other autoimmune diseases. Dr. Milone is a renowned scientist in CAR T therapy and was a co-inventor of and a key driver in the preclinical discovery and development efforts that yielded Kymriah, the first FDA-approved CAR T cell therapy for the treatment of B cell cancers. Dr. Payne’s laboratory surmised that by incorporating an antigen instead of an antibody fragment as the extracellular domain of the CAAR, specific pathogenic B cells could be targeted. This resulted in a collaboration between the two investigators to apply the scientific foundation of CAR T technology in B cell-mediated autoimmune diseases.

Steven Nichtberger, M.D., our Chief Executive Officer and President, is an adjunct professor at the Wharton School at the University of Pennsylvania and has experience creating and building companies, including a novel cellular therapy company, which required transferring technology from an academic institution, establishing a research and development organization, hiring of manufacturing and quality teams, creating novel manufacturing processes, reaching agreement with the FDA on novel clinical development pathways and constructing a commercial-scale Good Manufacturing Practices, or GMP, facility that manufactured autologous cell therapy products for clinical trials. In 2017, based on over a year of interaction and strategic discussions regarding development of a commercial cell therapy product portfolio that could offer potentially curative treatment options to patients, Drs. Payne, Milone and Nichtberger decided to launch Cabaletta Bio.

Gwendolyn Binder, Ph.D., our Executive Vice President, Science and Technology, was an early member of the Translational Research Programs Operations team at Penn for over five years and participated in the submission and acceptance of multiple INDs for novel engineered T cell therapy products. In partnership with Dr. Milone, the two collaborated along with other members of the team at Penn to drive the IND-enabling translational studies that facilitated the initial CAR T clinical trial in B cell cancers at Penn. Dr. Binder also built and led a clinical stage biotechnology company’s manufacturing operations and quality teams, including creation of a fully functioning commercial grade GMP facility. Dr. Binder also built the translational research program and ultimately led the company’s research organization.

Our Research and Manufacturing Collaboration with Penn

Our CABA platform has already produced multiple product candidates through our sponsored research agreements, or SRAs, with Penn for the laboratories of our scientific co-founders, Drs. Payne and Milone. Our contractual relationship with Penn through ongoing licensing and research arrangements also provides important services around manufacturing supply. In July 2019, we amended and restated our worldwide license agreement with Penn to develop our CAAR T technology to treat B cell-mediated autoimmune and alloimmune diseases. This license agreement provides us with access to multiple patent families covering CAAR T cell therapy as applied to the field of B cell-mediated autoimmune and alloimmune diseases and to the robust IP portfolio created by Penn under these SRAs in this field. Our ongoing collaboration with Penn is also based on a Master Translational Research Services Agreement, or Services Agreement, that we entered into in October 2018, along with multiple additional agreements under the Services Agreement to engage and partner with individual Penn entities, including cell product manufacturing, correlative research, vector manufacturing, clinical trial operations and protocol development.

We believe Penn is uniquely suited to be our partner in our efforts to develop product candidates leveraging our CAAR T technology based on a decade of experience, including manufacturing and clinical support for approximately a dozen active cell therapy clinical trials. The original manufacturing process for the first FDA-approved CAR T cell therapy was developed at Penn before being transferred to Novartis Pharmaceuticals Corporation during late-stage clinical trials. We currently plan to leverage Penn’s experience, validated standard operating procedures, manufacturing facilities and staffing to accelerate initial development efforts for our lead product candidate.

Our Strategy

Our goal is to build upon our first mover advantage and expertise in cell therapies for B cell-mediated autoimmune diseases to accelerate the discovery, development and commercialization of our CAAR T cell therapies, with a focus on reliable manufacturing. We believe achieving this goal could result in potentially curative therapies for patients with unmet medical needs who suffer from certain B cell-mediated autoimmune diseases. To achieve this goal, key elements of our strategy include:

•

Achieving clinical proof-of-concept for our lead product candidate, DSG3-CAART in mPV, the first in a series of well-understood and validated B cell-mediated autoimmune diseases for which we are developing CAAR T cell product candidates. We believe our biologic understanding coupled with the well-understood clinical signs, symptoms and natural course of the disease, identify mPV as a model disease to evaluate our CAAR T approach. In addition, we have designed and developed DSG3-CAART, our lead product candidate that has demonstrated robust target engagement and no off-target toxicities in preclinical studies. We believe our planned Phase 1 clinical trial evaluating DSG3-CAART for the treatment of mPV represents an optimal first opportunity to establish initial clinical proof-of-concept of our CABA platform.

•

Leveraging our CABA platform to identify optimal targets for the CAAR T approach and apply learnings from DSG3-CAART to advance additional product candidates. Shortly after inception, we undertook a comprehensive review of all known B cell-mediated autoimmune diseases in order to evaluate and prioritize the opportunity for selective destruction of B cells in an effort to cure B cell-mediated autoimmune diseases. We intend to continue to apply our proprietary learnings from DSG3-CAART, including scientific and regulatory learnings, to most effectively advance these additional opportunities.

•

Expanding upon our established IP position and first mover advantage in CAAR T therapy targeted towards B cell-mediated autoimmune diseases. We believe there is a particularly high value to the first mover advantage including, but not limited to, experience in discovery, preclinical development, regulatory efforts, intellectual property and insights from clinical trials that can be translated across programs. We are focused on protecting our intellectual property as we continue pursuing the development of future product candidates. We believe the issued U.S. patent on our initial CAAR constructs is the first patent covering cells engineered to express the known pathogenic epitopes recognized by DSG3 and DSG1 autoantibodies, which we are continuing to supplement with additional patent filings.

•

Leveraging our cellular therapy experience and knowledge in addition to knowledge gained through our Penn collaboration to rapidly build our own fully-integrated internal infrastructure. We have differentiated expertise that we believe is uniquely suited for the continued buildout of our CABA platform specializing in B cell-mediated autoimmune diseases. In combination with a management team possessing significant experience in executing on manufacturing strategies for cell therapy products, our partnership with Penn allows us to utilize their existing infrastructure, which accelerated our ability to submit our first IND. In parallel, we continue to build out an experienced team to develop and continue implementing a path to our manufacturing independence.

Recent Developments

As of September 30, 2019, we had approximately $71.0 million in cash and cash equivalents, as compared to $75.3 million as of June 30, 2019. This financial data as of September 30, 2019 is preliminary and may change, and is based on information available to management as of the date of this prospectus and is subject to completion by management of our financial statements as of and for the quarter ended September 30, 2019. There can be no assurance that our cash position as of September 30, 2019 will not differ from this estimate. Our independent registered public accountants have not audited, reviewed or performed any procedures with respect to such preliminary financial data and accordingly do not express an opinion or any other form of assurance with respect thereto.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the section of this prospectus entitled “Risk Factors” beginning on page 12. These risks include, among others:

•

We are a clinical-stage company with a limited operating history, have incurred significant losses since our inception, and anticipate that we will continue to incur significant losses for the foreseeable future.

•

We are highly dependent on our relationship with Penn for our preclinical research and development activities, key technology and our current manufacturing needs for our Phase 1 clinical trial of DSG3-CAART.

•

We are reliant on intellectual property licensed to us by Penn and termination of our license agreement with Penn would result in the loss of significant rights, which would have a material adverse effect on our business.

•

If we are unable to obtain and maintain sufficient intellectual property protection for DSG3-CAART, our other product candidates and technologies or any future product candidates, we may not be able to compete effectively in our markets.

•

Even if this offering is successful, we will need to raise substantial additional funding before we can expect to complete development of any of our product candidates or generate any revenues from product sales.

•	Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

•

If we are unable to successfully develop our current programs into a portfolio of product candidates, or experience significant delays in doing so, we may not realize the full commercial potential of our current and future product candidates.

•	If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

•

If we are unable to advance our product candidates through clinical development, obtain regulatory approval and ultimately commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

•

Results of earlier studies may not be predictive of future study or trial results, and we may fail to establish an adequate safety and efficacy profile to conduct clinical trials or obtain regulatory approval for our product candidates.

•

If serious adverse events, undesirable side effects or unexpected characteristics are identified during the development of any of our product candidates, we may need to delay, abandon or limit our further clinical development of those product candidates.

•	Manufacturing and administering our product candidates is complex and we may encounter difficulties in technology transfer from Penn to a contract development and manufacturing organization.

•	We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

•

We may establish our own manufacturing facility and infrastructure in addition to or in lieu of relying on third parties for the manufacture of our product candidates, which will be costly and time-consuming, and which may not be successful.

•	Our future success depends in part upon our ability to retain our key employees, consultants and advisors and to attract, retain and motivate other qualified personnel.

Corporate History

We were incorporated under the laws of the State of Delaware in April 2017 under the name Tycho Therapeutics, Inc. In August 2018, our corporate name was changed to Cabaletta Bio, Inc. Our principal executive offices are located at 2929 Arch Street, Suite 600, Philadelphia, PA 19104 and our telephone number is (267) 759-3100. Our website address is www.cabalettabio.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website to be part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•

being permitted to provide only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	reduced disclosure about our executive compensation arrangements;

•	not being required to hold advisory votes on executive compensation or to obtain stockholder approval of any golden parachute arrangements not previously approved;

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting; and

•

an exemption from new or revised financial accounting standards until they would apply to private companies and from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

THE OFFERING

Common stock offered by us	6,800,000 shares

Common stock and non-voting common stock to be outstanding immediately after this offering

23,552,854 shares (of which 17,143,335 shares will be common stock), or 24,572,854 shares (of which 18,163,335 will be shares of common stock) if the underwriters exercise their option to purchase additional shares of common stock in full

Underwriters’ option to purchase additional shares of common stock

We have granted the underwriters a 30-day option to purchase up to an aggregate of 1,020,000 additional shares of common stock from us at the public offering price, less underwriting discounts and commissions on the same terms as set forth in this prospectus.

Use of proceeds

We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $66.2 million, or $76.6 million if the underwriters exercise their option to purchase additional shares in full, based on the initial public offering price of $11.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, for: the advancement of DSG3-CAART, our lead product candidate; the advancement of our other product candidates; expenses associated with research and development personnel; technology transfer to contract development and manufacturing organizations and to advance plans to build our own manufacturing facility; and working capital and other general corporate purposes. For a more complete description of our intended use of the proceeds from this offering, see “Use of Proceeds.”

Directed Share Program

At our request, the underwriters have reserved up to 340,000 shares of common stock, or 5% of the shares offered by this prospectus, for sale at the initial public offering price to individuals through a directed share program, including our directors, executive officers and employees, as well as friends and family members of our executive officers and certain members of senior management, and persons with whom we have a business relationship, to the extent permitted by local securities laws and regulations. If purchased by these persons, these shares will not be subject to a lock-up restriction, except in the case of shares purchased by any director, executive officer or employee (or any person who resides with, or is materially supported by, an executive officer or director), which will be subject to a 180-day lock-up restriction. The number of shares of common stock available for sale to the general public will be reduced by the number of reserved shares sold to these individuals. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered by this prospectus. We have agreed to indemnify Morgan Stanley & Co. LLC and its affiliates against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the reserved shares. See the section captioned “Underwriters.”

Risk factors

Investment in our common stock involves substantial risks. You should read this prospectus carefully, including the section entitled “Risk Factors” and the financial statements and the related notes to those statements included in this prospectus, before investing in our common stock.

The Nasdaq Global Select Market symbol	“CABA”

The number of shares of our common stock and non-voting common stock to be outstanding after this offering is based on 3,848,320 shares of our common stock outstanding as of June 30, 2019, and gives effect to the conversion of all of our outstanding preferred stock into 12,904,534 shares of our common stock (of which 6,409,519 will be shares of non-voting common stock) upon the completion of this offering, and excludes:

•

1,623,707 shares of common stock issuable upon the exercise of stock options outstanding under our 2018 Stock Option and Grant Plan, or 2018 Plan, as of June 30, 2019, at a weighted average exercise price of $2.96 per share;

•	194,293 shares of common stock reserved for issuance under our 2018 Plan as of June 30, 2019;

•

2,342,288 shares of common stock reserved for future issuance under our 2019 Stock Option and Incentive Plan, which became effective upon the effectiveness of the registration statement of which this prospectus forms a part; and

•

234,229 shares of common stock reserved for future issuance under our 2019 Employee Stock Purchase Plan, which became effective upon the effectiveness of the registration statement of which this prospectus forms a part.

Unless otherwise indicated, all information in this prospectus:

•	gives effect to a 1-for-1.5 reverse stock split of our common stock effected on October 16, 2019;

•	assumes no exercise of the underwriters’ option to purchase up to 1,020,000 additional shares of common stock in this offering;

•	assumes no exercise of the outstanding options described above;

•

gives effect to the automatic conversion upon the completion of this offering of all of our outstanding shares of preferred stock into an aggregate of 12,904,534 shares of common stock (of which 6,409,519 will be shares of non-voting common stock); and

•	assumes the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, which will occur upon the closing of this offering.

SUMMARY FINANCIAL DATA

The following tables summarize our financial and operating data for the periods indicated. The summary statements of operations and comprehensive loss data for the period from April 3, 2017 (inception) to December 31, 2017 and for the year ended December 31, 2018 have been derived from our audited financial statements included elsewhere in this prospectus. The summary statements of operations and comprehensive loss data for the six months ended June 30, 2018 and June 30, 2019 and the summary balance sheet data as of June 30, 2019 have been derived from our unaudited financial statements included elsewhere in this prospectus and have been prepared on the same basis as the audited financial statements. In the opinion of management, the interim data reflect all normal recurring adjustments necessary for the fair presentation of the financial information in those statements. The summary financial information below should be read in conjunction with the information contained in “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements and notes thereto, and other financial information included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future, and results for the six-month period ended June 30, 2019 are not necessarily indicative of the results to be expected for the full year ending December 31, 2019.

	Period from April 3, 2017 (inception) to December 31, 2017	December 31, 2018	Six Months Ended June 30,
			2018	2019
	(in thousands, except share and per share data)
Statements of Operations Data:
Operating expenses:
Research and development	$—	$4,467	$639	$5,425
General and administrative	250	1,726	409	2,367

Total operating expenses	250	6,193	1,048	7,792
Loss from operations	(250)	(6,193)	(1,048)	(7,792)
Other income and (expense):
Interest income	—	235	27	902
Fair value adjustments on convertible notes	—	(6,244)	—	—

Net loss	(250)	(12,202)	(1,021)	(6,890)

Deemed dividend	—	—	—	(5,326)

Net loss to common stockholders	$(250)	$(12,202)	$(1,021)	$(12,216)

Net loss per share, basic and diluted(1)	$(0.18)	$(6.87)	$(0.43)	$(7.48)

Weighted-average shares used in computing net loss per share, basic and diluted(1)	1,368,390	1,775,468	2,365,967	1,632,524

Pro forma net loss per share, basic and diluted(1)		$(3.36)		$(0.84)

Weighted-average shares used in computing pro forma net loss per share, basic and diluted(1)		3,631,596		14,512,227

(1)

See Notes 2 and 10 to our audited financial statements and Notes 2 and 10 to our unaudited interim financial statements included elsewhere in this prospectus for a description of how we compute basic and diluted net loss per share and basic and diluted pro forma net loss per share, and the weighted-average number of shares used in the computation of these per share amounts.

	As of June 30, 2019
	Actual	Pro Forma(2)	Pro Forma As Adjusted(3)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$75,258	$75,258	$142,229
Total assets	77,836	77,836	143,741
Working capital(1)	74,446	74,446	141,676
Total liabilities	1,876	1,876	1,617
Convertible preferred stock	97,954	—	—
Accumulated deficit	(21,994)	(21,994)	(21,994)
Total stockholders’ deficit equity	(21,994)	75,960	142,124

(1)

We define working capital as current assets less current liabilities. See our financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

(2)

Pro forma amounts give effect to the automatic conversion of all of our outstanding shares of preferred stock into an aggregate of 12,904,534 shares of common stock (of which 6,409,519 will be shares of non-voting common stock) upon the completion of this offering.

(3)

Pro forma as adjusted amounts reflect the pro forma adjustments described in footnote 2 above as well as the sale of 6,800,000 shares of our common stock in this offering at the initial public offering price of $11.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information in this prospectus, including our financial statements and the related notes, before you make an investment decision. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. As a result, the market price of our common stock could decline, and you may lose all or part of your investment in our common stock.

Risks Related to Our Financial Condition and Capital Requirements

We have incurred net losses in every period since our inception and anticipate that we will incur substantial net losses over the next several years, and may never achieve or maintain profitability.

Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable. We have only recently acquired rights to license the patents underlying our product candidates and do not plan to initiate our first clinical trial until 2020. We have no products licensed for commercial sale, and we will continue to incur significant research and development and other expenses related to our ongoing operations. Our net losses may fluctuate significantly from quarter to quarter and year to year. We have to date financed our operations primarily through private placements of our preferred stock.

As a result, we are not profitable and have incurred net losses in each period since our inception. For the years ended December 31, 2017 and December 31, 2018, we recorded net losses of $0.3 million and $12.2 million, respectively, and for the period ended June 30, 2019, we recorded net losses of $6.9 million. As of June 30, 2019, we had an accumulated deficit of $22.0 million. We expect to incur significant losses for the foreseeable future, and we expect these losses to increase substantially if, and as, we:

•	continue our research and development efforts and submit Investigational New Drug applications, or INDs, for our product candidates;

•	conduct preclinical studies and clinical trials for our current and future product candidates;

•	further develop our product candidate platform;

•	continue to discover and develop additional product candidates;

•	maintain, expand and protect our intellectual property portfolio;

•	hire additional clinical, scientific manufacturing and commercial personnel;

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establish a commercial manufacturing source and secure supply chain capacity sufficient to provide commercial quantities of any product candidates for which we may obtain regulatory approval, whether through a contract development and manufacturing organization, or CDMO, or through a manufacturing facility that we establish;

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acquire or in-license other product candidates and technologies, including advanced manufacturing and translational capabilities that we will need for the further development and possible commercialization of our product candidates;

•	seek marketing approvals for any product candidates that successfully complete clinical trials;

•	establish a sales, marketing and distribution infrastructure to support the sales and marketing of any product candidates for which we may obtain marketing approvals; and

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add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts, as well as to support our transition to a public company.

To become and remain profitable, we must succeed in developing, and eventually commercializing, a product or products that generate significant revenue. The ability to achieve this success will require us to be effective in a range of challenging activities, including completing preclinical testing and clinical trials of our product candidates, discovering additional product candidates, obtaining regulatory approval for these product candidates and manufacturing, marketing and selling any products for which we may obtain regulatory approval. We are only in the preliminary stages of most of these activities and have not yet demonstrated our ability to successfully develop any product candidate, obtain regulatory approvals, manufacture a commercial scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. We may never be able to develop, manufacture or commercialize a marketable product.

Even if we are able to succeed in these activities, we may never generate revenues that are significant enough to achieve profitability. Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. Our expenses will increase if, among other things:

•	there are any delays in completing our clinical trials or the development of any of our product candidates;

•	we are required by the U.S. Food and Drug Administration, or the FDA, or other regulatory authorities to perform trials or studies in addition to, or different than, those expected; or

•	there are any third-party challenges to our intellectual property or we need to defend against any intellectual property-related claim.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses we will incur or when, if ever, we will be able to achieve profitability. Even if we succeed in commercializing one or more of our product candidates, we will continue to incur substantial research and development and other expenditures to develop, seek regulatory approval for and market additional product candidates. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders’ equity and working capital.

We have a limited operating history, which may make it difficult for you to evaluate the success of our business to date and to assess our future viability, and we may face significant challenges and expense as we test our product candidates and build our capabilities.

We are early in our development efforts and we have not initiated clinical trials for any of our product candidates. We were incorporated in 2017 and initially acquired rights to license certain patent rights from the University of Pennsylvania, or Penn, in August 2018. We have a limited operating history and are subject to the risks inherent to any newly-formed organization, including, among others, risks that we may not be able to hire sufficient qualified personnel and establish operating controls and procedures.

We currently do not have in-house resources sufficient to enable our chimeric autoantibody receptor, or CAAR, T cell platform. We are reliant on several manufacturing and support services from Penn through a Master Translational Research Services Agreement, or the Services Agreement, as well as certain research and development and general and administrative services through two sponsored research agreements. We also rely on Penn for access to key technologies for current manufacturing of our product candidates. As we build our own capabilities, we expect to encounter risks and uncertainties frequently experienced by growing companies in new and rapidly evolving fields, including the risks and uncertainties described herein. Our ability to rely on services from Penn is limited to a specified period of time, to specific capabilities, and is subject to Penn’s right to terminate these services with or without cause. If we are unable to establish necessary relationships with third party partners and build our own capabilities, our operating and financial results could differ materially from our expectations, and our business could suffer.

All of our programs require additional preclinical research and development, clinical development, regulatory approval in multiple jurisdictions, obtaining manufacturing supply, capacity and expertise, building of a commercial organization, substantial investment and significant marketing efforts before we generate any revenue from product sales. Other programs of ours require additional discovery research and then preclinical and clinical development. In addition, our product candidates must be licensed for marketing by the FDA before we may commercialize any product.

Our limited operating history, particularly in light of the rapidly evolving cell therapy field, may make it difficult to evaluate our technology and industry and predict our future performance. Our short history as an operating company makes any assessment of our future success or viability subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by early-stage companies in rapidly evolving fields. If we do not address these risks successfully, our business will suffer. Similarly, we expect that our financial condition and operating results will fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. As a result, our shareholders should not rely upon the results of any quarterly or annual period as an indicator of future operating performance.

In addition, as an early-stage company, we have encountered and may continue to encounter unforeseen expenses, difficulties, complications, delays and other known and unknown circumstances. As we advance our product candidates, we will need to transition from a company with a research focus to a company capable of supporting clinical development and if successful, commercial activities. We may not be successful in such a transition.

We have not generated any revenue from our product candidates and may never be profitable.

To become and remain profitable, we or any potential future collaborator must develop and eventually commercialize products with significant market potential at an adequate profit margin after cost of goods sold and other expenses. All of our product candidates are in the early stages of development and we will require additional preclinical studies, clinical development, regulatory review and approval, substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from product sales. DSG3-CAART, our most advanced product candidate, targeting pathogenic B cells in patients with mucosal pemphigus vulgaris, or mPV, has not yet been evaluated in clinical trials. Our other product candidates, which include DSG3/1-CAART, targeting pathogenic B cells in patients with mucocutaneous pemphigus vulgaris, or mcPV, MuSK-CAART, targeting pathogenic B cells in a subset of patients with myasthenia gravis, or MG, and FVIII-CAART, for potential use as an adjunctive therapy targeting a subset of patients with Hemophilia A who develop alloantibody resistance to Factor VIII, or FVIII, replacement therapy, have yet to complete IND-enabling studies. We have not yet administered any of our product candidates in humans and, as such, we face significant translational risk as our product candidates advance to the clinical stage. Our ability to generate revenue depends on a number of factors, including, but not limited to:

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timely completion of our preclinical studies and clinical trials, which may be significantly slower or cost more than we currently anticipate and will depend substantially upon the performance of third-party academic and commercial contractors;

•	our ability to complete IND-enabling studies and successfully submit INDs or comparable applications;

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whether we are required by the FDA to conduct additional clinical trials or other studies beyond those planned to support the licensure and commercialization of our product candidates or any future product candidates;

•	our ability to demonstrate to the satisfaction of the FDA the safety, potency, purity and acceptable risk to benefit profile of our product candidates or any future product candidates;

•	the prevalence, duration and severity of potential side effects or other safety issues experienced with our product candidates or future product candidates, if any;

•	the cost of manufacturing and processing our product candidates being greater than we anticipate;

•	the timely receipt of necessary marketing approvals from the FDA;

•	the willingness of physicians, operators of clinics and patients to utilize or adopt any of our product candidates or future product candidates to treat B cell-mediated autoimmune diseases;

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our ability and the ability of third parties with whom we contract to manufacture adequate clinical and commercial supplies of our product candidates or any future product candidates, remain in good standing with regulatory authorities and develop, validate and maintain commercially viable manufacturing processes that are compliant with current Good Manufacturing Practices, or cGMP;

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our ability to successfully develop a commercial and competitive strategy and thereafter commercialize our product candidates or any future product candidates in the United States, if licensed for marketing, reimbursement, sale and distribution, whether alone or in collaboration with others;

•	patient demand for our product candidates and any future product candidates, if licensed; and

•	our ability to establish and enforce intellectual property rights in and to our product candidates or any future product candidates.

Many of the factors listed above are beyond our control and could cause us to experience significant delays or prevent us from obtaining regulatory approvals or commercialize our product candidates. Even if we are able to commercialize our product candidates, we may not achieve profitability soon after generating product sales, if ever. If we are unable to generate sufficient revenue through the sale of our product candidates or any future product candidates, we may be unable to continue operations without continued funding.

If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Additionally, even if we succeed in commercializing one or more of our product candidates, we will continue to incur substantial research and development and other expenditures to research, develop and market additional product candidates. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our company also could cause you to lose all or part of your investment.

We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders’ equity and working capital.

We will require substantial additional financing to develop and commercialize our product candidates and implement our operating plans. If we fail to obtain additional financing or cannot obtain financing at the levels we require, we may be delayed in our plans or unable to complete the development and commercialization of our product candidates.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to continue the preclinical and clinical development of our product candidates, including our planned Phase 1 clinical trial of DSG3-CAART, our initial in vitro studies and expected in vivo studies of MuSK-CAART, and our planned studies for DSG3/1-CAART as well as research and development, preclinical studies and clinical trials for FVIII-CAART and any future product candidates, to seek regulatory approvals for our product candidates, to enable commercial production of our products, if licensed, and to initiate and complete registration trials for multiple products. While we currently expect proceeds from this offering, together with existing cash and cash equivalents, to be sufficient to fund through completion of Phase A Dose Escalation of our planned Phase 1 clinical trial, we expect to require significant additional financing to complete this Phase 1 trial, and any future clinical trials of DSG3-CAART and our other product candidates. Further, if licensed, we will require significant additional amounts of cash to launch and commercialize our product candidates.

As of September 30, 2019, we had approximately $71.0 million of cash and cash equivalents. We estimate that our net proceeds from this offering will be approximately $66.2 million, based on the initial public offering price of $11.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Based on our current operating plan, we believe that the net proceeds from this offering together with our existing cash, cash equivalents and marketable securities will be sufficient to fund our operations through at least the first quarter of 2022. However, we have based this estimate on assumptions that may prove to be wrong. Additionally, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. We may require substantial additional capital for the further development and commercialization of our product candidates, including funding our internal manufacturing capabilities, and may need to raise additional funds sooner if we choose to expand more rapidly than we presently anticipate. Because the length of time and activities associated with development of our product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities. Our future funding requirements, both near- and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of preclinical studies and clinical trials for our product candidates;

•	the clinical development plans we establish for these product candidates;

•	the number and characteristics of product candidates that we may develop or in-license;

•	the terms of any collaboration agreements we may choose to conclude;

•	the outcome, timing and cost of meeting regulatory requirements established by the FDA;

•	the cost of filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;

•	the cost of defending intellectual property disputes, including patent infringement actions brought by third parties against us or our product candidates;

•	the effect of competing technological and market developments;

•	the costs of establishing and maintaining a supply chain for the development and manufacture of our product candidates;

•	the cost and timing of establishing, expanding and scaling manufacturing capabilities;

•	the cost of maintaining the amount patient data for which we would be responsible following commercialization of one or more of our product candidates; and

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the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own.

We cannot be certain that additional funding will be available on acceptable terms, or at all. Until we are able to generate sufficient revenue to finance our cash requirements, we will need to finance our future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue our research and development initiatives. We could be required to seek collaborators for our product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms our rights to our product candidates in markets where we otherwise would seek to pursue development or commercialization ourselves.

Any of the above events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our common stock to decline.

Risks Related to Our Business, Technology and Industry

We are very early in our development efforts. If we are unable to advance our product candidates through clinical development, obtain regulatory approval and ultimately commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

We are very early in our development efforts. We plan to advance our lead product candidate, DSG3-CAART, into a Phase 1 clinical trial for the treatment of mPV in 2020. Our ability to generate product revenues, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of one or more of our product candidates. Even if we are able to develop and commercialize a marketable product, we may face challenges generating revenue from product sales. The success of our product candidates will depend on several factors, including the following:

•	successful completion of preclinical studies resulting in data that is supportive of advancing to an IND submission;

•	successful submission and acceptance of INDs or comparable applications;

•	successful initiation of clinical trials;

•	demonstration of adequate safety to progress to a therapeutic dose level;

•	successful patient enrollment in and completion of clinical trials;

•	receipt and related terms of regulatory and marketing approvals and licensures from applicable regulatory authorities;

•	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers for clinical supply and commercial manufacturing;

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making arrangements with various medical divisions across hospitals for administration of our product candidates, including with cancer treatment centers to conduct leukapheresis and with the relevant hospital divisions to perform infusion;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our product candidates;

•	making arrangements with third-party manufacturers, or establishing manufacturing capabilities, for both clinical and commercial supplies of our product candidates;

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establishing sales, marketing and distribution and patient administration capabilities and launching commercial sales of our products, if and when licensed, whether alone or in collaboration with others;

•	acceptance of our products, if and when licensed, by patients, the medical community and third-party payors;

•	effectively competing with other therapies targeting the same indications as our product candidates;

•	obtaining and maintaining third-party coverage and adequate reimbursement; and

•	maintaining a continued acceptable safety profile of our products following licensure.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or be unable to successfully commercialize our product candidates, which would materially harm our business. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations.

Our engineered CAAR T product candidates represent a novel approach to the treatment of B cell-mediated autoimmune diseases, which creates significant challenges for us.

We are developing a pipeline of CAAR T product candidates that are intended for use in treating individuals with B cell-mediated autoimmune disease. Advancing these novel product candidates creates significant challenges for us, including:

•	manufacturing our product candidates to our specifications and in a timely manner to support our clinical trials, and, if licensed, commercialization;

•	sourcing clinical and, if licensed, commercial supplies for the materials used to manufacture our product candidates;

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understanding and addressing variability in the quality and quantity of a subject’s T cells, which could ultimately affect our ability to manufacture clinical supply and, if licensed, commercial supply of our product candidates in a reliable and consistent manner;

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educating medical personnel regarding the potential side effect profile of our product candidates, if licensed, such as the potential adverse side effects related to pemphigus flare from infusion of activated T cells or medication taper, cytokine release syndrome, or CRS, or other unexpected adverse effects of therapy with our product candidates;

•	facilitating patient access to the limited number of facilities able to administer our product candidates, if licensed;

•	using medicines to manage adverse side effects of our product candidates that may not adequately control the side effects and/or may have a detrimental impact on the efficacy of the treatment;

•	potentially utilizing preconditioning agents in patients to enhance engraftment in advance of administering our product candidates, which may increase the risk of adverse side effects;

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obtaining and maintaining regulatory approval for our product candidates, as the FDA and other regulatory authorities have limited or no experience with development of engineered T cell therapies for the treatment of B cell-mediated autoimmune diseases;

•	establishing sales and marketing capabilities upon obtaining any regulatory approval to gain market acceptance of a novel therapy; and

•	managing costs of inputs and other supplies while scaling production.

In addition, preclinical murine and other animal models may not exist or be adequate for some or all of the B cell-mediated autoimmune diseases we choose to pursue in our programs, and because we have not commenced clinical trials of any of our product candidates, we are unable to predict whether there may be short-term or long-term effects from treatment with any product candidates that we develop. In developing our product candidates, we have not exhaustively explored different options in the method for manufacturing CAAR T cells. We may find our existing manufacturing process may be substantially improved with future design or process changes, necessitating further clinical testing, delaying commercial launch of our first products, and causing us to incur additional expenses. For example, while we have used a lentiviral vector in our manufacturing process, we may in the future find that another viral vector or non-viral vector-based process offers advantages. Switching from one lentiviral vector to another or switching from lentiviral to another delivery system would necessitate additional process development and clinical testing, and this may delay the development of existing product candidates.

In addition, we do not know the doses to be evaluated in pivotal trials or, if licensed, commercially. Finding a suitable dose may delay our anticipated clinical development timelines. Our expectations with regard to our scalability and costs of manufacturing may vary significantly as we develop our product candidates and understand these critical factors. We may experience delays in developing a sustainable, reproducible and scalable manufacturing process or transferring that process to commercial partners, which may prevent us from completing our clinical studies or commercializing our product candidates on a timely or profitable basis, if at all.

Moreover, our product candidates may not perform successfully in clinical trials or may be associated with adverse events that distinguish them from the chimeric antigen receptor T, or CAR T, therapies that have previously been licensed. For instance, subjects in our clinical trials will be infused with our proposed therapies, and may possess strongly activating soluble antibodies, which, when they interact with our infused product candidates, could result in potential adverse side effects, such as CRS, which are not experienced with CAR T cell products for cancer. Unexpected side effects or clinical outcomes would significantly impact our business. Adverse side effects caused by even one of our product candidates could negatively affect our ability to develop future product candidates based on our CABA platform.

Two of our current product candidates, DSG3/1-CAART and FVIII-CAART, will and certain of our future product candidates may require introducing large transgenes into T cells, and lentiviral vectors may have too limited a genome capacity to accomplish this process.

We currently use lentiviral vector transduction for transgene delivery. However, lentiviral vectors have a limited genome capacity that restricts the size of the transgene that can be delivered using this vector system. For example, designing a lentiviral vector that will have sufficient capacity to introduce DSG3 CAAR and DSG1 CAAR together into T cells may not be possible. In addition to reducing lentiviral vector titers that may substantially increase the cost of gene transfer, it may be entirely unsuccessful, thus necessitating use of alternative strategies for transfer of these larger transgenes into T cells.

Our product candidates may have serious and potentially fatal targeting of cells within the body due to unexpected protein interactions with the CAAR.

Although we have completed multiple preclinical studies designed to screen for toxicity caused by unintended off-target recognition by the cell binding domain of the DSG3 CAAR, our product candidates may still recognize and react with one or more proteins unrelated to the intended surface immunoglobin target protein to which it is designed to link. If unexpected binding occurs in normal tissue, our product candidates may target and kill the normal tissue in a patient, leading to serious and potentially fatal adverse events, undesirable side effects, toxicities or unexpected characteristics. Detection of any unexpected targeting may halt or delay any ongoing clinical trials for our product candidates and prevent or delay regulatory approval. While we have developed a preclinical screening process to identify cross-reactivity of our product candidates, we cannot be certain that this process will identify all potential tissue that our product candidates may target. For example, a membrane protein array with DSG3-CAART yielded one weak signal against a protein that is designed to bind to glycoproteins and which was detected in both the test and control conditions. Further analysis of this protein in confirmatory cell-based assays repeatedly demonstrated that DSG3-CAART does not recognize nor activate against this protein. However, this further analysis may prove to be inaccurate. Any unexpected targeting that impacts patient safety could materially impact our ability to advance our product candidates into clinical trials or to proceed to marketing approval and commercialization.

Patients receiving T cell-based immunotherapies, such as our product candidates, may experience serious adverse events, including neurotoxicity, CRS and killing of cells other than the intended B cells that express the autoantibodies. If our product candidates are revealed to have high and unacceptable severity and/or prevalence of side effects or unexpected characteristics, their clinical development, regulatory approval, and commercial potential will be negatively impacted, which will significantly harm our business, financial condition and prospects.

Our product candidates are CAAR T cell-based immunotherapies. There is a possibility that our product candidates could have adverse side effects, such as neurotoxicity and CRS. In other similarly designed cellular immunotherapies to treat cancer, there have been life threatening events related to severe neurotoxicity and CRS requiring intense medical intervention, such as intubation or medications to support blood pressure, and in several cases, resulted in death. Severe neurotoxicity is a condition that is currently defined clinically by cerebral edema, confusion, drowsiness, speech impairment, tremors, seizures or other central nervous system side effects, when such side effects are serious enough to lead to intensive care. CRS is a condition that is currently defined clinically by certain symptoms related to the release of cytokines, which can include fever, chills and low blood pressure, when such side effects are serious enough to lead to intensive care with mechanical ventilation or significant medications to support blood pressure.

Results of our studies could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA. The FDA has requested and we have agreed to provide data on the subjects dosed in Phase A of our Phase 1 trial of DSG3-CAART prior to dosing subjects in Phase B. The FDA has communicated that the dosing of subjects in cohort Phase B1 is not subject to review of Phase A data and that they will provide feedback, if any, in a timely manner. In some cases, side effects such as neurotoxicity or CRS have resulted in clinical holds of ongoing clinical trials and/or discontinuation of the development of the product candidate. Given that the autoimmune and alloimmune diseases we are seeking to treat are, in some cases, less serious than the later stage cancers being treated with other immunotherapy products, we believe the FDA and other regulatory authorities likely will apply a different benefit-risk assessment thresholds such that even if our product candidate demonstrated a similar safety profile as current CAR T therapies, the FDA may ultimately determine that the harmful side effects outweigh the benefits and require us to cease clinical trials or deny approval of our product candidates. We believe tolerance for adverse events in the patient population being pursued with CAAR T cell therapies will be lower than it is in oncology, and the risks of negative impact from these toxicities may therefore be higher for us than for CAR T programs in oncology.

Furthermore, treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the studies or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff, as toxicities resulting from T cell-based immunotherapies are not normally encountered in routine medical care. Medical personnel may need additional training regarding T cell-based immunotherapy product candidates to understand their side effects. Inadequate training in recognizing or failure to effectively manage the potential side effects of T cell-based immunotherapy product candidates could result in patient deaths. Any of these occurrences may harm our business, financial condition and prospects significantly.

In addition to side effects caused by our product candidates, the preconditioning, administration process or related procedures, which we evaluate from time to time as part of our process improvement and optimization efforts, may also cause adverse side effects. For example, severe neurotoxicity has been noted to be associated with the use of certain lymphodepleting regimens. While we believe there are sufficient data from other CAR T programs to suggest that it is reasonable for us to initiate our first clinical trial of DSG3-CAART without a preconditioning regimen, we cannot be certain that a preconditioning regimen, with or without lymphodepleting agents, will not be required.

Although we plan to infuse DSG3-CAART without preconditioning initially in our planned Phase 1 clinical trial of DSG3-CAART, we may in the future use a preconditioning regimen for our CAAR T cell product candidates, which may increase the risk of adverse side effects and impact our ability to accurately assess the efficacy of our product candidates.

In oncology patients receiving CAR T cell therapy, a lymphodepleting preconditioning regimen is typically used to condition the patient prior to CAR T cell infusion in order to improve tumor immunogenicity and to promote the expansion of the infused CAR T cells. Together, these effects have been shown to enhance the clinical activity of CAR T cells in oncology patients. These regimens often include cyclophosphamide and fludarabine and are usually administered within the week prior to infusion of CAR T cells. Serious adverse events have been observed in some patients following CAR T cell infusion, and these include infection, cytokine release syndrome and neurotoxicity. The preconditioning regimen may contribute to the occurrence and severity of these adverse events due to its role in inducing lymphopenia, or low levels of lymphocytes in the blood, and enhanced CAR T cell activity.

Lymphodepleting preconditioning may not be required in all oncology settings for CAR T cell activity. A recent clinical trial in multiple myeloma patients published in 2019 in The Journal of Clinical Investigation showed similar clinical activity of CAR T cell infusions in patients with or without a lymphodepleting preconditioning regimen. Furthermore, the requirement for lymphodepleting preconditioning for potentiating engineered T cell therapy outside of oncology has not been well established. Specifically, the effect on tumor immunogenicity is not relevant in settings outside oncology, and therefore the contribution of this aspect to the potential enhancing effect of preconditioning would not apply.

We believe there is evidence to suggest that our CAAR T product candidates may be functional in target autoimmune patient populations without a preconditioning regimen. First, CAR T cells are functional in the absence of preconditioning as described above. Second, long term-term persistence of engineered T cell therapy in the setting of HIV patients without conditioning across three independent studies was reported in 2012 in Science Translational Medicine, where CAR T cells were detected in 98% of samples tested for at least 11 years after infusion. Third, our CAARs differ from CARs used in oncology in that they are designed to target antibodies rather than tumor antigens. Also, the profile of the autoimmune patients we intend to treat will differ from oncology patients in many ways, including the presence of circulating autoantibodies capable of binding to and driving expansion of the CAAR T cells. Finally, we believe there are multiple approaches to improve persistence of engineered T cells which may be safer for autoimmune patients including multiple infusions, and incorporation of in vivo cytokine support.

In addition, a lymphodepleting regimen may eliminate pathogenic B cells targeted by our CAAR T cell product candidates. As a result, any lymphodepleting regimen for preconditioning that we use may adversely affect our ability to use DSG3 autoantibody titers, a standard clinical assay, to assess the activity of DSG3-CAART. An inability to use DSG3 autoantibody levels to demonstrate the specific activity of our CAAR T cell product candidates may require us to rely on the objective measurement of blister formation in patients, which can be a less sensitive and accurate measurement of CAAR T cell activity. This therefore could delay efficient clinical development. As a result of these factors, including the concern that lymphodepletion may confer a potential increased safety risk to an autoimmune patient population, we believe the inclusion of such a regimen must be justified by clinical data demonstrating the need for it in the setting of autoimmune patients and is therefore difficult to justify in our first-in-human studies.

We therefore plan to initiate our Phase 1 trial of DSG3-CAART without a preconditioning regimen. If clinical data suggest that a preconditioning regimen is advisable, or if FDA requires that we employ a preconditioning regimen, we may employ such a regimen. If we ultimately use a preconditioning regimen, with or without lymphodepleting agents, prior to infusing patients with our CAAR T cell product candidates, our clinical patients may experience increased or more severe adverse effects specifically related to the preconditioning regimen, some of which may result in death. These undesirable side effects, whether associated with the preconditioning regimen alone or in combination with our CAAR T cell product candidates, could cause delays in patient enrollment in our clinical trials, could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a change to our clinical trial design, a more restrictive label or the delay or denial of regulatory approval by the FDA. Any of the foregoing may increase the duration and expense of the clinical development of our product candidates or limit market acceptance of such product candidates, if approved, any of which could have a material adverse effect on our business and financial condition. Even if we do not use a preconditioning regimen, patients may experience adverse effects related to our CAAR T cell product candidates, and our decision to design our clinical trials without preconditioning does not eliminate the risk of those side effects.

Cellular therapies are a novel approach and negative perception or increased regulatory scrutiny of any product candidates that we develop could adversely affect our ability to conduct our business or obtain regulatory approvals for such product candidates.

Cellular therapies in general, and CAAR T cell therapies in particular, remain novel therapies, with no immunotherapies licensed to date in the United States or the European Union to treat autoimmune diseases or alloimmune responses. CAAR T cell therapies may not gain the acceptance of the public or the medical community. For example, CAR Ts and other cellular therapies have in some cases caused severe side effects, including death, and their broader use may therefore be limited. Even if CAR Ts and other cellular therapies are accepted by the public and medical community in the short term, long-term adverse events observed in these therapies may increase negative perception and regulatory scrutiny. Although our CAAR Ts are different from CAR Ts and other cellular therapies, they may be viewed in the same vein, limiting their market acceptance. Public perception may be influenced by claims that gene therapy, including the insertion of a transgene, is unsafe, and products incorporating gene therapy may not gain the acceptance of the public or the medical community. The patient populations targeted by our product candidates are also typically not at risk of near-term death, even if they may suffer life-threatening symptoms, so patients will need to deem the benefits of cell therapy to be worth the risk of unknown potential adverse side effects. Our success will depend upon physicians who specialize in the treatment of B cell-mediated autoimmune diseases targeted by our product candidates prescribing treatments that involve the use of our product candidates in lieu of, or in addition to, existing treatments with which they are more familiar and for which greater clinical data may be available. Adverse events in clinical trials of our product candidates or in clinical trials of others developing similar products and the resulting publicity, as well as any other adverse events in the field of cellular therapies, could result in a decrease in demand for any product that we may develop.

In addition, responses by agencies at the federal and state level to negative public perception or ethical concerns may result in new legislation or regulations that could limit our ability to develop or commercialize any product candidates, obtain or maintain regulatory approval or otherwise achieve profitability. The FDA has expressed interest in further regulating biotechnology products, such as cellular therapies. Agencies at both the federal and state level in the United States, as well as the U.S. Congressional committees and other government entities or governing agencies have also expressed interest in further regulating the biotechnology industry. Such action may delay or prevent commercialization of some or all of our product candidates. Adverse developments in clinical trials of cellular therapy products conducted by others may cause the FDA or other oversight bodies to change the requirements for approval of any of our product candidates. These regulatory review agencies and committees and the new requirements or guidelines they promulgate may lengthen the regulatory review process, require us to perform additional studies or trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions.

Further, the clinical study requirements of the FDA and other regulatory agencies and the criteria they use to determine the safety, potency and purity of a product candidate are determined according to the type, complexity, novelty and intended use and market of the potential products. The regulatory approval process for novel product candidates such as ours is less clear, and can be more complex and consequently have higher development risk, be more expensive and take longer than for other, better known or extensively studied pharmaceutical or other product candidates. Approvals by the FDA for existing cell therapies treating B cell-mediated diseases, such as Kymriah (Novartis Pharmaceuticals Corporation) and Yescarta (Gilead Sciences, Inc.), may not be indicative of what the FDA may require for approval of our therapies. Approvals by any regulatory agency may not be indicative of what any other regulatory agency may require for approval or what such regulatory agencies may require for approval in connection with new product candidates. As we advance our product candidates, we will be required to consult with these regulatory agencies and comply with applicable requirements and guidelines. If we fail to do so, we may be required to delay or discontinue development of such product candidates. These additional processes may result in a review and approval process that is longer than we otherwise would have expected. More restrictive statutory regimes, government regulations or negative public opinion would have an adverse effect on our business, financial condition, results of operations and prospects and may delay or impair the development and commercialization of our product candidates or demand for any products we may develop.

Our business is highly dependent on the success of our initial product candidates targeting B cell-mediated autoimmune diseases, particularly DSG3-CAART. All of our product candidates will require significant additional preclinical and clinical development before we can seek regulatory approval for and launch a product commercially.

Our business and future success depend on our ability to obtain regulatory approval of, and then successfully launch and commercialize our initial product candidates targeting B cell-mediated autoimmune diseases, including DSG3-CAART, MuSK-CAART, DSG3/1-CAART and others that may be selected from preclinical programs. Our product candidates are in the early stages of development and will require additional preclinical studies, clinical trials, regulatory review and licensure, substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from product sales. There is no guarantee that we will be able to advance our product candidates through clinical development or obtain marketing approval for any of our product candidates. The process for obtaining marketing approval for any product candidate is very long and risky and there will be significant challenges for us to address in order to obtain marketing approval as planned, if at all.

Our IND was accepted in September 2019, and we plan to initiate a Phase 1 clinical trial for DSG3-CAART in 2020. DSG3-CAART has only been administered in murine models to date, and such results may not be predictive of the results of our planned clinical trial or any future clinical trials. Because DSG3-CAART is the first product candidate that we plan to test in the clinic, we may experience preliminary complications surrounding trial design, protocol establishment and execution, establishing trial protocols, patient recruitment and enrollment, quality and supply of clinical doses, or safety issues. For example, while the majority of oncology CAR T clinical trials have been conducted with a lymphodepleting or other preconditioning regimen prior to infusion, we do not intend to use pre-infusion lymphodepletion or other preconditioning regimen initially in our planned Phase 1 trial. However, we may determine that use of a lymphodepleting or other preconditioning regimen is necessary for our product candidates to be successful, which could result in delays in clinical development and will expose patients to the associated risks.

Additionally, a failure of our planned clinical trial of DSG3-CAART could influence physicians’ and regulators’ opinions with regard to the viability of our CABA platform more broadly, particularly if treatment-related side effects are observed. The occurrence of any of these risks could significantly harm our development plans and business prospects. If treatment-related side effects are observed with the administration of DSG3-CAART, or if it is viewed as less safe, potent or pure than other therapies, our ability to develop other CAAR T cell therapies may be significantly harmed.

Our product candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential or result in significant negative consequences.

Undesirable or unacceptable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA. Further, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of subjects and limited duration of exposure, rare and severe side effects of our product candidates may only be uncovered with a significantly larger number of patients exposed to the drug. Undesirable side effects could also result in an expansion in the size of our clinical trials, increasing the expected costs and timeline of our clinical trials. Additionally, results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics.

Licensed CAR T cell therapies and those under development have shown frequent rates of CRS and neurotoxicity, and adverse events have resulted in the death of patients. Similar adverse events could occur during treatment with our CAAR T cell product candidates. For example, activation of CAAR T cells by patient autoantibodies or alloantibodies could stimulate CRS. When CAAR T cells are infused and the CAAR binds to soluble antibodies in the blood or tissues of treated patients, these soluble antibodies may trigger the CAAR, resulting in an activation of the immune system that is too high, leading to CRS. Further, it is possible that patients will exhibit acute rejection of the CAAR T cells because of preexisting immunity to the antigen within the CAAR. This could render our product candidates ineffective.

If unacceptable toxicities or health risks, including risks inferred from other unrelated immunotherapy trials, arise in the development of our product candidates, we could suspend or terminate our trials or the FDA, the Data Safety Monitoring Board, or DSMB, or local regulatory authorities such as institutional review board, or IRBs, could order us to cease clinical trials. Competent national health authorities, such as the FDA, could also deny approval of our product candidates for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff, as toxicities resulting from T cell therapy are not normally encountered in the general patient population and by medical personnel. We expect to have to train medical personnel using CAAR T cell product candidates to understand the side effect profile of our product candidates for both our preclinical studies and clinical trials and upon any commercialization of any of our product candidates, if licensed. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in patient deaths. Any of these occurrences may harm our business, financial condition and prospects significantly.

Our planned preclinical studies and clinical trials may fail to demonstrate the safety, potency and purity of any of our product candidates, which would prevent or delay regulatory approval and commercialization.

Before obtaining regulatory approvals for the commercial sale of any of our product candidates, we must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that our product candidates are safe, potent and pure for use in each target indication. Clinical trials are expensive and can take many years to complete, and their outcomes are inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials, including in any post-approval studies of our product candidates. In addition, initial success in any clinical trials may not be indicative of results obtained when such trials are completed. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety, potency and purity profile despite having progressed through preclinical studies and initial clinical trials.

A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of potency or efficacy, insufficient durability of potency or efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical and other nonclinical findings made while clinical trials were underway, or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or EMA approval. Most product candidates that commence clinical trials are never approved as products.

Any preclinical studies or clinical trials that we may conduct may not demonstrate the safety, potency and purity necessary to obtain regulatory approval to market our product candidates. If the results of our ongoing or future preclinical studies and clinical trials are inconclusive with respect to the safety, potency and purity of our product candidates, if we do not meet the clinical endpoints with statistical and clinically meaningful significance, or if there are safety concerns associated with our product candidates, we may be prevented or delayed in obtaining marketing approval for such product candidates. In some instances, there can be significant variability in safety, potency or purity results between different preclinical studies and clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. For example, because our CAAR T cell product candidates only target approximately 0.01% to 1% of the B cells in a patient, they may not engage enough of the target to achieve adequate engraftment necessary for elimination of all pathogenic B cells. Insufficient safety or potency in clinical trials may delay product development to enable time to modify the product candidate for next generation approaches or make manufacturing changes or may lead us to discontinue development of the product candidate.

In addition, for DSG3-CAART, MuSK-CAART and any future trials that may be completed, we cannot guarantee that the FDA will interpret the results as we do, and more trials could be required before we submit our product candidates for approval. To the extent that the results of the trials are not satisfactory to the FDA to support a marketing application, approval of our product candidates may be significantly delayed, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates.

Interim, topline or preliminary data from any preclinical studies or clinical trials that we conduct may change as more data become available and are subject to audit and verification procedures that could result in material changes in the final data.

Based on a pre-IND interaction with the FDA, we expect our initial clinical trial for our lead product candidate will be open-label. From time to time, we may publicly disclose preliminary or topline or data from our preclinical studies and clinical trials, which will be based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. Additionally, we expect that in our planned Phase 1 clinical trial of DSG3-CAART, the product candidate will be administered by intravenous infusion, using a fractionated-dose infusion scheme of escalating numbers of DSG3-CAART cells. Because of the fractionated-dose infusion scheme, if we release topline results from our planned Phase 1 clinical trial, they may differ from the final data we observe once all dose levels have been administered within the initial cohort.

As a result, the topline results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final data are available. From time to time, we may also disclose interim data from planned interim analyses in our clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in the price of our common stock after this offering.

Regulatory agencies, including the FDA, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general.

If the interim, topline or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

We have no experience as a company in conducting clinical trials.

Although our key employees have significant experience in leading clinical development programs, we have no experience as a company in conducting clinical trials. In part because of this lack of experience, we cannot be certain that our ongoing preclinical studies will be completed on time or that our planned preclinical studies and clinical trials will begin or be completed on time, if at all. Any clinical trial that we conduct, including our planned Phase 1 clinical trial of DSG3-CAART, will require significant financial and management resources and reliance on third-party clinical investigators, contract research organizations, or CROs, and consultants. For example, the coordination of the clinical trial sites for our Phase 1 clinical trial of DSG3-CAART will be conducted by a CRO. Relying on third-party clinical investigators, CROs and consultants may force us to encounter delays and expenses that are outside of our control.

We may not be able to file INDs to commence clinical trials on the timelines we expect, and even if we are able to, the FDA may not permit us to proceed.

We submitted an IND to the FDA to initiate a clinical trial of DSG3-CAART targeting mPV in August 2019, which was accepted by the FDA in September 2019. The timing of submissions on future product candidates will be dependent on further preclinical and manufacturing success. We cannot be sure that submission of an IND or IND amendment will result in the FDA allowing testing and clinical trials to begin, or that, once begun, issues will not arise that would cause us or the FDA to suspend or terminate such clinical trials. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND or clinical trial application, we cannot guarantee that such regulatory authorities will not change their requirements in the future.

We may encounter substantial delays in our clinical trials or may not be able to conduct our trials on the timelines we expect or at all.

Clinical testing is expensive, time consuming and subject to uncertainty. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. Even if these trials begin as planned, issues may arise that could suspend or terminate such clinical trials. A failure of one or more clinical trials can occur at any stage of testing, and our future clinical trials may not be successful. Events that may prevent successful or timely completion of clinical development include:

•	inability to generate sufficient preclinical, toxicology or other in vivo or in vitro data to support the initiation of clinical trials;

•	delays in sufficiently developing, characterizing or controlling a manufacturing process suitable for clinical trials;

•	delays in developing suitable assays for screening patients for eligibility for clinical trials with respect to certain product candidates;

•	delays in reaching a consensus with the FDA and other regulatory agencies on trial design;

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delays in reaching agreement on acceptable terms with prospective CROs and clinical study sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

•	delays in obtaining required institutional review board, or IRB, approval at each clinical trial site;

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imposition of a temporary or permanent clinical hold by regulatory agencies for a number of reasons, including after review of an IND submission or amendment, or equivalent application or amendment; as a result of a new safety finding that presents unreasonable risk to clinical trial participants; a negative finding from an inspection of our clinical study operations or study sites; developments on trials conducted by competitors for related technology that raises FDA concerns about risk to patients of the technology broadly; or if FDA finds that the investigational protocol or plan is clearly deficient to meet its stated objectives;

•	delays in recruiting suitable patients to participate in our clinical trials;

•	delays in treating one or more patients, once enrolled, due to their inability to accommodate parts of the complex study procedures schedule;

•	difficulty collaborating with patient groups and investigators;

•	failure by our CROs, other third parties or us to adhere to clinical trial requirements;

•	limitations on our recourse in our CRO relationship with Penn as compared to a CRO that is not an academic institution;

•	failure to perform in accordance with the FDA’s good clinical practice, or GCP, requirements or applicable regulatory guidelines in other countries;

•	transfer of manufacturing processes to any new CDMO or our own manufacturing facilities or any other development or commercialization partner for the manufacture of product candidates;

•	delays in having patients complete participation in a trial or return for post-treatment follow-up;

•	patients dropping out of a trial;

•	occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

•	changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;

•	the cost of clinical trials of our product candidates being greater than we anticipate;

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clinical trials of our product candidates producing negative or inconclusive results, which may result in our deciding, or regulators requiring us, to conduct additional clinical trials or abandon product development programs;

•	delays or failure to secure supply agreements with suitable raw material suppliers, or any failures by suppliers to meet our quantity or quality requirements for necessary raw materials; and

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delays in manufacturing, testing, releasing, validating or importing/exporting sufficient stable quantities of our product candidates for use in clinical trials or the inability to do any of the foregoing.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenue. In addition, if we make manufacturing or formulation changes to our product candidates, we may be required to, or we may elect to, conduct additional trials to bridge our modified product candidates to earlier versions. Clinical trial delays could also shorten any periods during which our product candidates and products, if licensed, have patent protection and may allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business and results of operations.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the DSMB for such trial or by the FDA or other regulatory authority, or if the IRBs of the institutions in which such trials are being conducted suspend or terminate the participation of their clinical investigators and sites subject to their review. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

Delays in the initiation, conduct or completion of any clinical trial of our product candidates will increase our costs, slow down our product candidate development and approval process and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. In the event we identify any additional product candidates to pursue, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin in a timely manner, if at all. Any of these occurrences may significantly harm our business, financial condition and prospects.

Monitoring safety of patients receiving our product candidates will be challenging, which could adversely affect our ability to obtain regulatory approval and commercialize our product candidates.

For our planned clinical trials of DSG3-CAART and our other product candidates, we expect to continue to contract with Penn and other academic medical centers and hospitals experienced in the assessment and management of toxicities arising during clinical trials. In the future, we may also contract with non-academic medical centers and hospitals with similar capabilities. Nonetheless, these centers and hospitals may have difficulty observing patients, including due to failure by patients to comply with post-clinical trial follow-up programs, and treating toxicities, which may be more challenging due to personnel changes, inexperience, shift changes, house staff coverage or related issues. This could lead to more severe or prolonged toxicities or even patient deaths, which could result in us or the FDA delaying, suspending or terminating one or more of our clinical trials, and which could jeopardize regulatory approval. We also expect the centers using DSG3-CAART and our other product candidates, if licensed, on a commercial basis could have similar difficulty in managing adverse events. Medicines used at centers to help manage adverse side effects of DSG3-CAART and our other product candidates may not adequately control the side effects and/or may have a detrimental impact on the efficacy of the treatment.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. The enrollment of patients depends on many factors, including:

•	the size and nature of the patient population;

•	the patient eligibility criteria defined in the protocol;

•	the size of the patient population required for analysis of the trial’s primary endpoints;

•	recruiting an adequate number of suitable patients to participate in a clinical trial;

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reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

•	obtaining IRB approval at each clinical trial site;

•	the proximity of patients to trial sites;

•	the design of the trial and whether the FDA agrees to the design and implementation of the trial;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

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clinicians’ and patients’ perceptions as to the potential advantages and risks of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating;

•	the occurrence of dose-limiting toxicity in the clinical trial;

•	the efforts to facilitate timely enrollment in clinical trials;

•	the patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment;

•	our ability to obtain and maintain patient consents;

•	the risk that patients enrolled in clinical trials will drop out of the trials before the infusion of our product candidates or trial completion; and

•	the ability of patients to meet the complex follow-up requirements of the clinical trial.

In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Since the number of qualified clinical investigators is limited, some of our clinical trial sites may also be used by some of our competitors, which may reduce the number of patients who are available for our clinical trials in that clinical trial site.

Moreover, because our product candidates represent a departure from more commonly used methods for B cell-mediated autoimmune disease treatment, potential patients and their doctors may be inclined to use conventional therapies, such as corticosteroids or systemic immunosuppressive medications, rather than enroll patients in our clinical trial.

Delays in patient enrollment may result in increased costs or may affect the timing or outcome of our planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our product candidates.

Clinical trials are expensive, time-consuming and difficult to design and implement.

Human clinical trials are expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Failure or delay can occur at any time during the clinical trial process. Because our CAAR T cell product candidates are based on new technologies, we expect that they will require extensive research and development and have substantial manufacturing and processing costs. In addition, costs to treat patients with PV and other B cell-mediated autoimmune diseases and to treat potential side effects that may result from our product candidates can be significant. Accordingly, our clinical trial costs are likely to be significantly higher than for more conventional therapeutic technologies or drug products.

Our planned initial Phase 1 clinical trials for each of our product candidates will be pilot dose escalation studies with a limited number of patients. The activity and toxicity data from these clinical trials of our product candidates may differ from future results of Phase 2 and/or Phase 3 clinical trials that enroll a larger number of patients.

Since the number of patients that we plan to dose in our planned Phase 1 clinical trial of DSG3-CAART is small, the results from such clinical trial, once completed, may be less reliable than results achieved in larger clinical trials, which may hinder our efforts to obtain regulatory approval for our product candidates. In our planned Phase 1 clinical trial of DSG3-CAART, we plan to evaluate the toxicity profile of DSG3-CAART and establish the recommended dose for the next clinical trial. The preliminary results of clinical trials with smaller sample sizes, such as our planned Phase 1 clinical trial of DSG3-CAART, can be disproportionately influenced by various biases associated with the conduct of small clinical trials, such as the potential failure of the smaller sample size to accurately depict the features of the broader patient population, which limits the ability to generalize the results across a broader community, thus making the clinical trial results less reliable than clinical trials with a larger number of patients. As a result, there may be less certainty that such product candidates would achieve a statistically significant effect in any future clinical trials. If we conduct any future clinical trials of DSG3-CAART, we may not achieve a statistically significant result or the same level of statistical significance, if any, that we might have anticipated based on the results observed in our initial Phase 1 clinical trial.

The market opportunities for our product candidates may be limited to those patients who are ineligible for or have failed prior treatments and may be small.

Our projections of both the number of people who have the B cell-mediated autoimmune diseases we are targeting, as well as the subset of people with these diseases in a position to receive second or later lines of therapy and who have the potential to benefit from treatment with our product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations, or market research and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these B cell-mediated autoimmune diseases. The number of patients may turn out to be lower than expected. Additionally, the potentially addressable patient population for our product candidates may be limited or may not be amenable to treatment with our product candidates. For instance, we expect our lead product candidate, DSG3-CAART, to initially target a small patient population that suffers from mPV. Even if we obtain significant market share for our product candidates, because the potential target populations are small, we may never achieve profitability without obtaining regulatory approval for additional indications.

We may not be successful in our efforts to identify additional product candidates. Due to our limited resources and access to capital, we must prioritize development of certain product candidates, which may prove to be wrong and may adversely affect our business.

Although we intend to explore other therapeutic opportunities, in addition to the product candidates that we are currently developing, we may fail to identify viable new product candidates for clinical development for a number of reasons. If we fail to identify additional potential product candidates, our business could be materially harmed.

Research programs to pursue the development of our existing and planned product candidates for additional indications and to identify new product candidates and disease targets require substantial technical, financial and human resources whether or not they are ultimately successful. Our research programs may initially show promise in identifying potential indications and/or product candidates, yet fail to yield results for clinical development for a number of reasons, including:

•	the research methodology used may not be successful in identifying potential indications and/or product candidates;

•	potential product candidates may, after further study, be shown to have harmful adverse effects or other characteristics that indicate they are unlikely to be effective drugs; or

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it may take greater human and financial resources than we will possess to identify additional therapeutic opportunities for our product candidates or to develop suitable potential product candidates through internal research programs, thereby limiting our ability to develop, diversify and expand our product portfolio.

Because we have limited financial and human resources, we intend to initially focus on research programs and product candidates for a limited set of indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential or a greater likelihood of success. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities.

Accordingly, there can be no assurance that we will ever be able to identify additional therapeutic opportunities for our product candidates or to develop suitable potential product candidates through internal research programs, which could materially adversely affect our future growth and prospects. We may focus our efforts and resources on potential product candidates or other potential programs that ultimately prove to be unsuccessful.

If we fail to develop additional product candidates, our commercial opportunity will be limited.

One of our core strategies is to pursue clinical development of additional product candidates beyond DSG3-CAART, MuSK-CAART, DSG3/1-CAART and FVIII-CAART. Developing, obtaining regulatory approval and commercializing additional CAAR T cell product candidates will require substantial additional funding beyond the net proceeds of this offering and is prone to the risks of failure inherent in medical product development. We cannot provide you any assurance that we will be able to successfully advance any of these additional product candidates through the development process.

Even if we receive FDA approval to market additional product candidates for the treatment of B cell-mediated autoimmune diseases, we cannot assure you that any such product candidates will be successfully commercialized, widely accepted in the marketplace or more effective than other commercially available alternatives. If we are unable to successfully develop and commercialize additional product candidates, our commercial opportunity will be limited. Moreover, a failure in obtaining regulatory approval of additional product candidates may have a negative effect on the approval process of any other, or result in losing approval of any approved, product candidate.

The product candidates we plan to develop and commercialize are premised on offering a potential cure for B cell-mediated autoimmune diseases, which may result in a high degree of uncertainty related to pricing and long-term demand for our product.

Our target patient populations are relatively small. Because of this pricing and demand for our product candidates, if licensed, may not be adequate to support an extended period of commercial viability, which could adversely affect our continued ability to successfully produce and market our product or any follow-on products.

We currently rely upon Penn for our manufacturing needs, and we intend to rely on other third parties for our future manufacturing needs prior to establishing our own manufacturing facility.

We are currently reliant upon Penn for our cell product manufacturing for our lead product candidate, DSG3-CAART. In parallel with initiating our first clinical trial, we plan to establish a relationship with a CDMO to help secure the manufacturing supply chain for future product candidates. We will need to develop relationships with suppliers, increase the scale of production and demonstrate comparability of the material produced at these facilities to the material that was previously produced. Transferring manufacturing processes and know-how is complex and involves review and incorporation of both documented and undocumented processes that may have evolved over time.

In addition, transferring production to different facilities may require utilization of new or different processes to meet the specific requirements of a given facility. We would expect additional comparability work will also need to be conducted to support the transfer of certain manufacturing processes and process improvements. We cannot be certain that all relevant know-how and data has been adequately incorporated into the manufacturing process until the completion of studies (and the related evaluations) intended to demonstrate the comparability of material previously produced with that generated by any CDMO that we engage for our manufacturing needs. If we are not able to successfully transfer and produce comparable product candidates, our ability to further develop and manufacture our product candidates may be negatively impacted.

We plan to eventually establish our own manufacturing facility. While the addition of our own manufacturing facility would provide us with future flexibility within our manufacturing network, we still may need to identify additional CDMOs for continued production of supply for some or all of our product candidates. Given the nature of our manufacturing processes, the number of CDMOs who possess the requisite skill and capability to manufacture our CAAR T cell immunotherapy product candidates is limited.

Further, we may not be able to achieve clinical manufacturing and cell processing through Penn on a timely basis, on our own or at any future CDMO. While our current manufacturing process is based off the validated process developed at Penn for CD19 CAR T, or CART19, we have limited experience as an organization in managing the CAAR T engineering process. Finally, because clinical manufacturing and cell processing is highly complex, we cannot be sure that the manufacturing processes employed by Penn, any CDMO that we engage in the future, or by us at a manufacturing facility that we establish will consistently result in T cells that will be safe and effective.

If we are to operate our own manufacturing facility, significant resources will be required and we may fail to successfully operate our facility, which could adversely affect our clinical trials and the commercial viability of our product candidates.

If we establish our own manufacturing facility, our operations will be subject to review and oversight by the FDA and the FDA could object to our use of our manufacturing facility. We must first receive approval from the FDA prior to licensure to manufacture our product candidates, which we may never obtain. Even if licensed, we would be subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies to ensure strict compliance with cGMPs and other government regulations. Our license to manufacture product candidates will be subject to continued regulatory review.

Our cost of goods development is at an early stage. The actual cost to manufacture and process our product candidates could be greater than we expect and could materially and adversely affect the commercial viability of our product candidates.

The manufacture of biopharmaceutical products is complex and requires significant expertise, and can be impacted by resource constraints, labor disputes and workforce limitations.

The manufacture of biopharmaceutical products is complex and requires significant expertise, including the development of advanced manufacturing techniques and process controls. Manufacturers of cell therapy products often encounter difficulties in production, particularly in scaling out and validating initial production and ensuring the absence of contamination. These problems include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, operator error, shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Furthermore, if contaminants are discovered in our supply of product candidates or in the manufacturing facilities upon which we currently or will rely, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. We cannot assure you that any stability or other issues relating to the manufacture of our product candidates, whether by Penn, by a third-party CDMO, or at any manufacturing facility that we may establish, will not occur in the future.

Penn, third-party CDMOs that we engage or we may fail to manage the logistics of storing and shipping our product candidates. Storage failures and shipment delays and problems caused by us, our vendors or other factors not in our control, such as weather, could result in loss of usable product or prevent or delay the delivery of product candidates to patients.

Penn, third-party CDMOs that we engage, or we may also experience manufacturing difficulties due to resource constraints, labor disputes or workforce limitations arising from the expanding need for manufacturing in the cell therapy field and the limited number of training programs for technical staff. If we were to encounter any of these difficulties, our ability to provide our product candidates to patients would be jeopardized.

We currently have no marketing and sales organization and as a company have no experience in marketing products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to generate product revenue.

We currently have no sales, marketing or distribution capabilities and as a company have no experience in marketing pharmaceutical products. We intend to develop an in-house marketing organization and sales force, which will require significant capital expenditures, management resources and time. We will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain marketing and sales personnel. Additionally, there are risks involved with establishing our own sales, marketing and distribution capabilities. For example, recruiting and training a sales force is expensive and time-consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. These efforts may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

If we are unable or decide not to establish internal sales, marketing and distribution capabilities, we will need to pursue collaborative arrangements regarding the sales and marketing of our products, if licensed. However, there can be no assurance that we will be able to establish or maintain such collaborative arrangements, or if we are able to do so, that they will have effective sales forces. Any revenue we receive will depend upon the efforts of such third parties, which may not be successful. Our product revenues and profitability, if any, are likely to be lower than if we were to market, sell and distribute any products that we develop ourselves. In addition, we may have little or no control over the marketing and sales efforts of such third parties and our revenue from product sales may be lower than if we had commercialized our product candidates ourselves. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our product candidates.

There can be no assurance that we will be able to develop in-house sales and distribution capabilities or establish or maintain relationships with third-party collaborators to commercialize any product in the United States or overseas.

We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

The biopharmaceutical and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong focus on intellectual property. We face competition from many different players, including large and specialty pharmaceutical and biotechnology companies, academic research organizations and governmental agencies. Any therapeutic candidates we successfully develop and commercialize will compete with the existing standard of care as well as novel therapies that may gain regulatory approval in the future. Many of our competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations and well-established sales forces. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. We believe we are the first and only company developing CAAR T drug candidates for the treatment of B cell-mediated autoimmune diseases. However, despite the significant differences in discovery, development and target populations between oncology and autoimmune targets, we recognize that companies with an investment and expertise in CAR T cell development for oncology indications could attempt to leverage their expertise into B cell-mediated autoimmune disease affected populations. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors, either alone or with collaborative partners, may succeed in developing, acquiring or licensing on an exclusive basis drug or biologic products that are more effective, safer, more easily commercialized or less costly than our product candidates or may develop proprietary technologies or secure patent protection that we may need for the development of our technologies and products.

Specifically, while rituximab is the first drug for the treatment of PV, the target indication of our lead product candidate, DSG3-CAART, to have received regulatory approval in the United States in over 60 years, we are aware that multiple biopharmaceutical companies have therapies in clinical development. We are aware that Affibody AB, Alexion Pharmaceuticals, Inc., argenx SE, Immunovant, Inc., Momenta Pharmaceuticals, Inc., Novartis AG, Ono Pharmaceutical Co., Ltd., Principia Biopharma Inc. and Rubius Therapeutics, Inc., among others, are developing treatments for PV. We are also aware of other biopharmaceutical companies developing therapies for muscle-specific kinase myasthenia gravis, or MuSK MG, and Hemophilia A patients who develop alloantibodies against FVIII. While we do not expect these product candidates to be directly competitive to our product candidates, even if we obtain regulatory approval of our product candidates, the availability and price of these other products could limit the demand and the price we are able to charge for our product candidates. We may not be able to implement our business plan if the acceptance of our product candidates is inhibited by price competition or the reluctance of physicians to switch from existing methods of treatment to our product candidates, or if physicians switch to other new drug or biologic products or choose to reserve our product candidates for use in limited circumstances. For additional information regarding our competition, see “Business—Competition”.

Risks Related to Employee Matters and Managing Growth

We are highly dependent on our key personnel, and if we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific, and medical personnel, including our Chief Executive Officer and President, our Scientific Advisory Board members, our Chief Medical Officer, our Executive Vice President, Science and Technology, and our Chief Financial Officer. The loss of the services of any of our executive officers, other key employees, and other scientific and medical advisors, and our inability to find suitable replacements could result in delays in product development and harm our business.

Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all. To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have provided stock options that vest over time. The value to employees of stock options that vest over time may be significantly affected by movements in our stock price that are beyond our control and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Although we have employment agreements with our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. We do not maintain “key person” insurance policies on the lives of these individuals or the lives of any of our other employees. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior scientific and medical personnel.

We expect to grow the size of our organization, and we may experience difficulties in managing this growth.

As of September 30, 2019, we had 19 full-time employees and one part-time employee and were reliant on services provided to us by Penn and certain Penn-affiliated entities under the Services Agreement. As our development and commercialization plans and strategies develop, and as we continue to transition into operating as a public company, we expect to rapidly expand our employee base and continue to add managerial, operational, sales, research and development, marketing, financial and other personnel. We expect to use a portion of the proceeds from this offering initially to expand our research and development personnel. Current and future growth imposes significant added responsibilities on members of management, including:

•	identifying, recruiting, integrating, maintaining and motivating additional employees;

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managing our internal development efforts effectively, including the clinical and FDA review process for our product candidates, while complying with our contractual obligations to contractors and other third parties; and

•	improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to commercialize our product candidates will depend, in part, on our ability to effectively manage our growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services, including certain research and development as well as general and administrative support, pursuant to agreements which expire after a certain period of time. There can be no assurance that the services of independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval of our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, or if we are not able to raise sufficient funds in the future to support our hiring efforts beyond our research and development personnel, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development and commercialization goals.

We may not realize the benefits of acquired assets or other strategic transactions, including any transactions whereby we acquire or license manufacturing and other advanced technologies.

In August 2018, we entered into a License Agreement with Penn and the Children’s Hospital of Pennsylvania, or CHOP, which was amended and restated in July 2019, or the License Agreement, pursuant to which we were granted licenses to certain patent rights for the research and development of products, as well as an exclusive license under those same patent rights to make, use, sell and import such products, in the autoimmune disease and alloimmune response subfields, in each case, for the treatment of humans.

We actively evaluate various strategic transactions on an ongoing basis. We may acquire other businesses, products or technologies as well as pursue joint ventures or investments in complementary businesses. The success of our strategic transactions, including the License Agreement, and any future strategic transactions depends on the risks and uncertainties involved including:

•	unanticipated liabilities related to acquired companies or joint ventures;

•	difficulties integrating acquired personnel, technologies and operations into our existing business;

•	retention of key employees;

•	diversion of management time and focus from operating our business to management of strategic alliances or joint ventures or acquisition integration challenges;

•	increases in our expenses and reductions in our cash available for operations and other uses;

•	disruption in our relationships with collaborators or suppliers as a result of such a transaction; and

•	possible write-offs or impairment charges relating to acquired businesses or joint ventures.

If any of these risks or uncertainties occur, we may not realize the anticipated benefit of any acquisition or strategic transaction. Additionally, foreign acquisitions and joint ventures are subject to additional risks, including those related to integration of operations across different cultures and languages, currency risks, potentially adverse tax consequences of overseas operations and the particular economic, political and regulatory risks associated with specific countries.

Future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses or write-offs of goodwill, any of which could harm our financial condition.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations, Penn’s operations and those of any CDMOs, CROs and other contractors and consultants that we may engage could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We currently rely on Penn to produce and process our first product candidate and anticipate that in the future we will rely on a third-party CDMO for the same. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.

Even if we obtain regulatory approval of our product candidates, the products may not gain the market acceptance among physicians, patients, hospitals, treatment centers and others in the medical community necessary for commercial success.

The use of engineered T cells as a potential treatment for B cell-mediated autoimmune diseases is a recent development and may not become broadly accepted by physicians, patients, hospitals, treatment centers and others in the medical community. We expect physicians to be particularly influential and we may not be able to convince them to use our product candidates for many reasons. Additional factors will influence whether our product candidates are accepted in the market, including:

•	the clinical indications for which our product candidates are licensed;

•	physicians, hospitals, treatment centers and patients considering our product candidates as a safe and effective treatment;

•	the potential and perceived advantages of our product candidates over alternative treatments;

•	the prevalence and severity of any side effects;

•	product labeling or product insert requirements of the FDA or other regulatory authorities;

•	limitations or warnings contained in the labeling approved by the FDA;

•	the timing of market introduction of our product candidates as well as competitive products;

•	the cost of treatment in relation to alternative treatments;

•	the availability of coverage and adequate reimbursement and pricing by third-party payors and government authorities;

•	the willingness of patients to pay out-of-pocket in the absence of coverage and adequate reimbursement by third-party payors and government authorities;

•	relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies; and

•	the effectiveness of our sales and marketing efforts.

If our product candidates are licensed but fail to achieve market acceptance among physicians, patients, hospitals, treatment centers or others in the medical community, we will not be able to generate significant revenue. Even if our products achieve market acceptance, we may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favorably received than our products, are more cost effective or render our products obsolete.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if our product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	inability to bring our product candidates to the market;

•	decreased demand for our product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	initiation of investigations by regulators;

•	costs to defend the related litigation;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	exhaustion of any available insurance and our capital resources;

•	the inability to commercialize any product candidate; and

•	a decline in our share price.

Since we have not yet commenced marketing of any products, we do not yet hold product liability insurance for commercialization of our product candidates. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop, alone or with corporate collaborators. Our insurance policies may also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. Assuming we obtained clinical trial insurance for our clinical trials, we may have to pay amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

As widely reported, global credit and financial markets have experienced extreme volatility and disruptions in the past several years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive an economic downturn, which could directly affect our ability to attain our operating goals on schedule and on budget.

Comprehensive tax reform legislation could adversely affect our business and financial condition.

In 2017, the Tax Cuts and Jobs Act, or the TCJA, significantly revised the Internal Revenue Code of 1986, as amended, or the Code. The TCJA includes, among other things, a reduction of the corporate tax rate from a top marginal tax rate of 35% to a flat rate of 21%, a limitation of the tax deduction for net interest expense to 30% of adjusted earnings (except for certain small businesses), a limitation of the deduction for net operating losses to 80% of annual taxable income for losses arising in taxable years beginning after December 31, 2017 and an elimination of net operating loss carrybacks for losses arising in taxable years ending after December 31, 2017 (though any such net operating losses may be carried forward indefinitely) and the modification and repeal of many business deductions and credits, including the reduction of the business tax credit for certain clinical testing expenses incurred in the testing of certain drugs for rare diseases or conditions generally referred to as “orphan drugs.” We continue to examine the impact this tax reform legislation may have on our business. Prospective investors in our common stock should consult with their legal and tax advisors with respect to the TCJA and potential tax consequences of investing in or holding our common stock.

Our ability to utilize our net operating losses and certain other tax attributes to offset future taxable income may be subject to certain limitations.

As of December 31, 2018, we had U.S. federal and state net operating loss carryforwards of $4.0 million, which begin to expire in 2038. Approximately $3.8 million of the federal net operating losses can be carried forward indefinitely. These net operating loss carryforwards could expire unused and be unavailable to offset future taxable income or tax liabilities, respectively. In addition, in general, under Sections 382 and 383 of the Code and corresponding provisions of state law, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating loss carryforwards or tax credits, or NOLs or credits, to offset future taxable income or taxes. For these purposes, an ownership change generally occurs where the aggregate stock ownership of one or more stockholders or groups of stockholders who owns at least 5% of a corporation’s stock increases its ownership by more than 50 percentage points over its lowest ownership percentage within a specified testing period. Our existing NOLs or credits may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs or credits could be further limited by Sections 382 and 383 of the Code. In addition, future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Sections 382 and 383 of the Code. Our NOLs or credits may also be impaired under state law. Accordingly, we may not be able to utilize a material portion of our NOLs or credits. Furthermore, our ability to utilize our NOLs or credits is conditioned upon our attaining profitability and generating U.S. federal and state taxable income. As described above under “—Risks Related to Our Financial Condition and Capital Requirements”, we have incurred significant net losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future; and therefore, we do not know whether or when we will generate the U.S. federal or state taxable income necessary to utilize our NOLs or credits that are subject to limitation by Sections 382 and 383 of the Code. Under the TCJA, net operating loss carryforwards generated after December 31, 2017 will not be subject to expiration. However, any NOLs generated after December 31, 2017 may only offset 80% of our annual taxable income.

Risks Related to Our Reliance on Third Parties

We are reliant on a research services agreement with Penn for our nonclinical research and development activities and current manufacturing activities.

As of September 30, 2019, we had 20 employees, and we have limited clinical research and development, regulatory support and validation and manufacturing capabilities. We are reliant on the Services Agreement with Penn and certain Penn-affiliated entities, pursuant to which Penn and these affiliated entities provide us with these services. For more information, see “Business—Our Material Agreements”. While we intend to eventually build out these functions internally, we are currently significantly reliant on Penn for these critical business functions.

We are also dependent on Penn to enroll patients and conduct the DSG3-CAART Phase 1 clinical trial at the first clinical trial site, to be located at Penn, in a timely and appropriate manner. If Penn does not conduct the trial on the timeline we expect or otherwise fails to support the trial, our clinical trial results could be significantly delayed, thereby adversely impacting our leadership position in the CAAR T industry and our ability to progress additional product candidates. Further, although we intend to transition our manufacturing needs to a CDMO and eventually secure our own clinical manufacturing facility, we must currently rely on Penn to manufacture supplies and process our product candidates.

If Penn and its affiliated entities were to fail to perform their obligations in accordance with the terms of the Services Agreement or terminate the Services Agreement with little notice, we may have difficulty continuing our normal business operations and our business prospects, financial condition and results of operations could be harmed. In addition, the termination of our relationship with Penn and the Services Agreement and any delay in appointing or finding a suitable replacement provider, if one exists, could make it difficult for us to operate our business for that period. Moreover, we will be reliant on Penn to assist us with any necessary technology transfer. Any delays or inadequacies in such technology transfer, or disputes regarding the scope of such technology transfer, could delay our operations, including our clinical trials, require us to expend additional resources and otherwise have an adverse effect on our business.

Additionally, over time we will need to transition from receiving the services that Penn currently provides to performing such services internally. The Services Agreement is scheduled to expire on the later of October 19, 2021 or completion of all research and development projects, and unless the Services Agreement is amended, Penn will not be obligated to provide any further services under the Services Agreement after that time. In addition, Penn has the right to terminate the Services Agreement in whole at any time with 90 days’ notice and to terminate any research and development project being performed under the Services Agreement if the Penn service provider appointed to lead such project is unavailable and Penn is unavailable to find a replacement within 60 days for such service provider. Penn also has the right to terminate certain manufacturing services being performed under the Services Agreement with 180 days’ written notice. From time to time, we may enter into further addenda to the Services Agreement that provide Penn with the right to terminate such addenda with limited notice periods. If we do not have adequate personnel and capabilities at the time that we assume responsibilities for such services, we may not be successful in effectively or efficiently transitioning these services from Penn, which could disrupt our business and have a material adverse effect on our financial condition and results of operations. Further, we will incur costs relating to establishing our own financial, administrative, information technology and other support functions as well as running and maintaining such functions on a going-forward basis. In addition, the process of establishing such functions may distract our management from focusing on business and strategic opportunities and could result in disruptions to our business. Even if we are able to successfully transition these services, they may be more expensive or less efficient than the services we are receiving from Penn during the transition period.

We will rely on third parties, including Penn, to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval of or commercialize our product candidates.

We depend and will continue to depend upon third parties, including independent investigators and collaborators, such as universities, medical institutions, CROs and strategic partners, to conduct our preclinical studies and clinical trials under agreements with us. Specifically, we depend on our collaborator, Penn, pursuant to the terms of the Services Agreement, to operate the first trial site for our planned Phase 1 clinical trial of DSG3-CAART. As we open additional clinical trial sites, we expect to have to negotiate budgets and contracts with CROs and study sites, which may result in delays to our development timelines and increased costs.

We will rely heavily on these third parties, including Penn, to conduct our preclinical studies and clinical trials, and as a result, will have limited control over the clinical investigators and limited visibility into their day-to-day activities, including with respect to their compliance with the approved clinical protocol. Nevertheless, we are responsible for ensuring that each of our trials is conducted in accordance with applicable protocol, legal, regulatory and scientific standards, and our reliance on third parties does not relieve us of our regulatory responsibilities. We and these third parties are required to comply with Good Clinical Practices, or GCPs, which are regulations and guidelines enforced by the FDA for product candidates in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these third parties fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving our marketing applications. We cannot provide assurance that, upon inspection, such regulatory authorities will not determine that some or all of our clinical trials do not fully comply with the GCP requirements. For any violations of laws and regulations during the conduct of our clinical trials, we could be subject to untitled and warning letters or enforcement action that may include civil penalties up to and including criminal prosecution. In addition, our clinical trials must be conducted with biologic product produced under cGMPs and will require a large number of test patients. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

If we or these third parties do not successfully carry out their contractual duties, meet expected deadlines, or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for any product candidates we may develop and will not be able to, or may be delayed in our efforts to, successfully commercialize our medicines. Our failure or the failure of these third parties to comply with applicable regulatory requirements or our stated protocols could also subject us to enforcement action. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Any third parties conducting our clinical trials will not be our employees and, except for remedies available to us under our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to our ongoing preclinical and clinical programs. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical studies or other drug development activities, which could affect their performance on our behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to complete development of, obtain regulatory approval of or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed.

If any of our relationships with trial sites, or any CRO that we may use in the future, terminates, we may not be able to enter into arrangements with alternative trial sites or CROs or do so on commercially reasonable terms. Switching or adding third parties to conduct our clinical trials involves substantial cost and requires extensive management time and focus. In addition, there is often a natural transition period when a new third party commences work. As a result, delays may occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We also expect to rely on other third parties to store and distribute drug supplies for our clinical trials. Any performance failure on the part of our distributors could delay clinical development or marketing approval of any product candidates we may develop or commercialization of our medicines, producing additional losses and depriving us of potential product revenue.

We intend to rely on third parties to manufacture our clinical product supplies, and we may have to rely on third parties to produce and process our product candidates, if licensed.

Although we may eventually secure our own clinical manufacturing facility for any late phase clinical development that we undertake, we currently rely on Penn to supply raw materials and other important components that are used to manufacture our product candidates and intend in the future to rely on CDMOs. In the case of any manufacturing performed for us by Penn, the services performed for us risk being delayed because of the competing priorities that Penn has for utilization of its manufacturing resources and any capacity issues that thereby arise.

We do not yet have sufficient information to reliably estimate the cost of the manufacturing and processing of our product candidates in clinical quantity or commercial quantity, and the actual cost to manufacture and process our product candidates could ultimately materially and adversely affect the commercial viability of our product candidates. As a result, we may never be able to develop a commercially viable product.

In addition, our anticipated reliance on a limited number of third-party manufacturers exposes us to the following risks:

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We may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA may have questions regarding any replacement contractor. This may require new testing and regulatory interactions. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products after receipt of FDA questions, if any.

•	Our third-party manufacturers might be unable to timely formulate and manufacture our product or produce the quantity and quality required to meet our clinical and commercial needs, if any.

•	Contract manufacturers may not be able to execute our manufacturing procedures appropriately.

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Any contract manufacturers that we engage may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our product candidates.

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Manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies to ensure strict compliance with cGMP and other government regulations. We do not have control over third-party manufacturers’ compliance with these regulations and standards.

•	We may not own, or may have to share, the intellectual property rights to any improvements made by our third-party manufacturers in the manufacturing process for our product candidates.

•	Our third-party manufacturers could breach or terminate their agreement with us.

Furthermore, all of our contract manufacturers are engaged with other companies to supply and/or manufacture materials or products for such companies, which exposes our manufacturers to regulatory risks related to the production of such materials and products. As a result, failure to meet the regulatory requirements for the production of those materials and products may affect the regulatory clearance of our contract manufacturers’ facilities generally. If the FDA does not approve these facilities for the manufacture of our product candidates or if any agency withdraws its approval in the future, we may need to find alternative manufacturing facilities, which would negatively impact our ability to develop, obtain regulatory approval for or market our product candidates, if licensed.

Our contract manufacturers would also be subject to the same risks we face in developing our own manufacturing capabilities, as described above. Each of these risks could delay our clinical trials, the approval, if any of our product candidates by the FDA or the commercialization of our product candidates or result in higher costs or deprive us of potential product revenue. In addition, we will rely on third parties to perform release tests on our product candidates prior to delivery to patients. If these tests are not appropriately done and test data are not reliable, patients could be put at risk of serious harm.

For more information, see “Risk Factors—Risks Related to Manufacturing and Supply”.

We may form or seek strategic alliances or enter into additional licensing arrangements in the future, and we may not realize the benefits of such alliances or licensing arrangements.

We may form or seek strategic alliances, create joint ventures or collaborations or enter into additional licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our product candidates and any future product candidates that we may develop. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing stockholders or disrupt our management and business. In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our product candidates as having the requisite potential to demonstrate safety, potency and purity. Any delays in entering into new strategic partnership agreements related to our product candidates could delay the development and commercialization of our product candidates in certain geographies for certain indications, which would harm our business prospects, financial condition and results of operations.

If we license products or businesses, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture. For instance, our License Agreement with Penn and CHOP requires significant research and development commitments that may not result in the development and commercialization of our product candidates, including DSG3-CAART and our other product candidates. We cannot be certain that, following a strategic transaction or license, we will achieve the results, revenue or specific net income that justifies such transaction.

Risks Related to Manufacturing and Supply

We are dependent upon the availability of specialty raw materials and the production capabilities of small manufacturers to source the components of our product candidates.

Our product candidates require many specialty raw materials, some of which are manufactured by small companies with limited resources and experience to support a commercial product, and the suppliers may not be able to deliver raw materials to our specifications. In addition, those suppliers generally do not have the capacity to support commercial products manufactured under cGMP by biopharmaceutical firms. The suppliers may be ill-equipped to support our needs, especially in non-routine circumstances like an FDA inspection or medical crisis, such as widespread contamination. We also do not have contracts with many of these suppliers, and we may not be able to contract with them on acceptable terms or at all. Accordingly, we may experience delays in receiving key raw materials to support clinical or commercial manufacturing.

In addition, some raw materials are currently available from a single supplier, or a small number of suppliers. We cannot be sure that these suppliers will remain in business or that they will not be purchased by one of our competitors or another company that is not interested in continuing to produce these materials for our intended purpose. In addition, the lead time needed to establish a relationship with a new supplier can be lengthy, and we may experience delays in meeting demand in the event we must switch to a new supplier. The time and effort to qualify a new supplier could result in additional costs, diversion of resources or reduced manufacturing yields, any of which would negatively impact our operating results. Further, we may be unable to enter into agreements with a new supplier on commercially reasonable terms, which could have a material adverse impact on our business.

Our product candidates are uniquely manufactured. If we, Penn or any of our third-party manufacturers encounter difficulties in manufacturing our product candidates, our ability to provide supply of our product candidates for clinical trials or, if licensed, for commercial sale, could be delayed or stopped, or we may be unable to maintain a commercially viable cost structure.

The manufacturing process used to produce our product candidates is complex and novel and it has not yet been validated for commercial production. Among the complex processes used in the manufacture of our product candidates is the manufacture of the lentiviral delivery vector used to deliver the applicable CAAR gene into the T cells. For example, the manufacture of our product candidates includes harvesting white blood cells from each patient, stimulating certain T cells from the white blood cells and thereby causing them to activate and proliferate, combining patient T cells with our lentiviral delivery vector through a process known as transduction, expanding the transduced T cells to obtain the desired dose, and ultimately infusing the modified T cells back into the patient’s body. Notably, the manufacture of both DSG3/1-CAART and FVIII-CAART will likely involve particularly complex processes due to the need to deliver large transgenes in a vector delivery system with limited capacity. Because of these complexities, the cost to manufacture our product candidates is higher than traditional small molecule chemical compounds and monoclonal antibodies, and the manufacturing process is less reliable and is more difficult to reproduce. Furthermore, our manufacturing process development and scale-up is at an early stage. The actual cost to manufacture and process our product candidates could be greater than we expect and could materially and adversely affect the commercial viability of our product candidates.

Our manufacturing process may be susceptible to logistical issues associated with the collection of white blood cells from patients’ blood, variability in the quality of white blood cells collected from patients’ blood, procurement of lentiviral vectors and shipment to the product candidate manufacturing site as well as shipment of the final product to clinical centers, manufacturing issues associated with interruptions in the manufacturing process, contamination, concentration and purity of batches of lentiviral vectors, equipment or reagent failure, improper installation or operation of equipment, vendor or operator error, inconsistency in cell growth, and variability in product characteristics due to patient-to-patient variability. Even minor deviations from normal manufacturing processes could result in reduced production yields, lot failures, product defects, product recalls, product liability claims and other supply disruptions. If microbial, viral, or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, production at such manufacturing facilities may be interrupted for an extended period of time to investigate and remedy the contamination. Further, as product candidates are developed through preclinical studies to late-stage clinical trials toward approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Penn has informed us that it will be unable provide clinical supply for any late-phase clinical trials of our product candidates that we may conduct. Therefore, we will need to enter into new agreements with CDMOs to produce clinical supply of our product candidates for late-phase clinical trials. We cannot guarantee that we will be able to enter into such agreements on commercially acceptable terms, if at all. We will need to transfer the technology to manufacture our product candidates to these CDMOs, and these CDMOs may decide or be required to adopt different manufacturing protocols or processes, which may require us to amend any ongoing or proposed clinical trial protocols or perform additional preclinical studies to demonstrate the comparability of any such new manufacturing protocols or processes. We cannot provide any assurance that Penn will provide adequate support to efficiently and effectively transfer the technology or that disputes will not arise between us and Penn regarding the necessary scope of technology transfer, that the technology transfer will be successful, or that any CDMO will be successful in producing our product candidates in sufficient quantities or of acceptable quality, if at all. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials.

Although we continue to optimize our manufacturing process for our product candidates, doing so is a difficult and uncertain task, and there are risks associated with scaling to the level required for advanced clinical trials or commercialization, including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, lot consistency and timely availability of reagents and/or raw materials. We ultimately may not be successful in transferring our production system from our contract manufacturer to any manufacturing facilities we may establish ourselves, or our contract manufacturer may not have the necessary capabilities to complete the implementation and development process. If we are unable to adequately validate or scale-up the manufacturing process for our product candidates with our current manufacturer, we will need to transfer to another manufacturer and complete the manufacturing validation process, which can be lengthy. If we are able to adequately validate and scale-up the manufacturing process for our product candidates with a contract manufacturer, we will still need to negotiate with such contract manufacturer an agreement for commercial supply and it is not certain we will be able to come to agreement on terms acceptable to us. As a result, we may ultimately be unable to reduce the cost of goods for our product candidates to levels that will allow for an attractive return on investment if and when those product candidates are commercialized.

The manufacturing process for any products that we may develop is subject to the FDA approval process, and we will need to contract with manufacturers who can meet all applicable FDA requirements on an ongoing basis.

The manufacturing process for any products that we may develop is subject to the FDA approval process, and we will need to contract with manufacturers who can meet all applicable FDA requirements on an ongoing basis. If we or our CDMOs are unable to reliably produce products to specifications acceptable to the FDA, we may not obtain or maintain the approvals we need to commercialize such products. Even if we obtain regulatory approval for any of our product candidates, there is no assurance that either we or our CDMOs will be able to manufacture the approved product in accordance with requirements from the FDA, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, suspension of production or recalls of the product candidates or marketed biologics, operating restriction and criminal prosecutions, delay approval of our product candidates, impair commercialization efforts, increase our cost of goods, and have an adverse effect on our business, financial condition, results of operations and growth prospects. Our future success depends on our ability to manufacture our products, if licensed, on a timely basis with acceptable manufacturing costs, while at the same time maintaining good quality control and complying with applicable regulatory requirements, and an inability to do so could have a material adverse effect on our business, financial condition, and results of operations. In addition, we could incur higher manufacturing costs if manufacturing processes or standards change, and we could need to replace, modify, design, or build and install equipment, all of which would require additional capital expenditures. Specifically, because our product candidates may have a higher cost of goods than conventional therapies, the risk that coverage and reimbursement rates may be inadequate for us to achieve profitability may be greater.

The manufacture of viral vectors is complex and variable, and there are a limited number of manufacturers able to supply us with viral vectors.

Our DSG3-CAART and MuSK-CAART product candidates utilize a lentiviral delivery vector and some or all of our other product candidates may require a lentiviral delivery vector, a key drug substance that delivers the CAAR to the target T cells. We do not have the capability to manufacture lentiviral vector and plan to obtain the vector we require from third parties. The manufacturing process for lentiviral vector is variable and still evolving. It is not uncommon for manufacturing runs to fail, whether due to contamination, supplier error, or equipment failure, or to be delayed. To the extent our product candidates use a lentiviral delivery vector, a lack of vector supply will cause us to be unable to manufacture our CAAR T cells as well as a delay in patient enrollment, which may have a negative impact on our ability to successfully develop our product candidates.

Further, there are a limited number of manufacturers capable of producing lentiviral vectors. It can be challenging to secure a relationship with any of these manufacturers, and the manufacturing and release process can take a significant amount of time. We have secured a supply of lentiviral vector from CHOP sufficient for a portion of the patients we plan to enroll in our Phase 1 clinical trial of our DSG3-CAART product candidate. We have also reserved additional vector manufacturing capacity at Penn and we are in discussions with other CDMOs for additional supply. There is no assurance that we will be able to secure adequate and timely supply of lentiviral vector. Moreover, we cannot be certain that our CAAR T cell product candidates produced with lentiviral vector from different manufacturers will be comparable or that results of clinical trials will be consistent if conducted with lentiviral vector from different manufacturers.

Vector production also requires the production of high-quality DNA plasmids, for which there is also a limited number of suppliers. Although we have established relationships with multiple suppliers for lentiviral vector and plasmids, we do not yet have our own clinical-scale manufacturing facility established, and are therefore highly dependent on the ability of these suppliers to manufacture necessary materials and to deliver these materials to us on a timely and reliable basis.

We may encounter difficulties in production, particularly with respect to process development or scaling up of our manufacturing capabilities. If we encounter such difficulties, our ability to provide supply of our CAAR T cells for clinical trials or for commercial purposes could be delayed or stopped.

Establishing clinical and commercial manufacturing and supply is a difficult and uncertain task, and there are risks associated with scaling to the level required for advanced clinical trials or commercialization, including, among others, increased costs, potential problems with process scale-out, process reproducibility, stability issues, lot consistency, and timely availability of reagents or raw materials. For example, we may find it difficult to establish a manufacturing process that is consistent. If this occurs, we may need to complete more than one manufacturing run for each treated patient, which would impact the availability of adequate coverage and reimbursement from third-party payors. Competitors that have developed CAR T cell therapies have had difficulty reliably producing engineered T cell therapies in the commercial setting. If we experience similar challenges manufacturing product candidates to approved specifications, this may limit our product candidates’ utilization and our ability to receive payment for these product candidates once licensed. Alternatively, these challenges may require changes to our manufacturing processes, which could require us to perform additional clinical studies, incurring significant expense. We may ultimately be unable to reduce the expenses associated with our product candidates to levels that will allow us to achieve a profitable return on investment.

If we or our third-party suppliers use hazardous, non-hazardous, biological or other materials in a manner that causes injury or violates applicable law, we may be liable for damages.

Our research and development activities involve the controlled use of potentially hazardous substances, including chemical and biological materials. We and our suppliers are subject to federal, state and local laws and regulations in the United States governing the use, manufacture, storage, handling and disposal of medical and hazardous materials. Although we believe that we and our suppliers’ procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, we and our suppliers cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, we may incur liability or local, city, state or federal authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We do not have any insurance for liabilities arising from medical or hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, prospects, financial condition or results of operations.

Changes in product candidate manufacturing or formulation may result in additional costs or delay, which could adversely affect our business, results of operations and financial condition.

As product candidates are developed through preclinical studies to later-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods or formulation, are altered along the way in an effort to optimize processes and results. Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials or with materials made with the altered methods. Such changes may also require additional testing, or notification to, or approval by the FDA or other regulatory authorities. This could delay completion of clinical trials, require the conduct of bridging clinical trials or studies, require the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and/or jeopardize our ability to commence product sales and generate revenue.

Risks Related to Government Regulation

The FDA regulatory approval process is lengthy and time-consuming, and we may experience significant delays in the clinical development and regulatory approval of our product candidates.

The research, testing, manufacturing, labeling, approval, selling, import, export, marketing and distribution of drug products, including biologics, are subject to extensive regulation by the FDA and other regulatory authorities in the United States. We are not permitted to market any biological drug product in the United States until we receive approval of a Biologics License Application, or BLA, from the FDA. We have not previously submitted a BLA to the FDA, or similar licensure filings to comparable foreign authorities. A BLA must include extensive preclinical and clinical data and supporting information to establish the product candidate’s safety, potency and purity for each desired indication. The BLA must also include significant information regarding the chemistry, manufacturing and controls for the product, including with respect to chain of identity and chain of custody of the product.

We expect the novel nature of our product candidates to create further challenges in obtaining regulatory approval. For example, the FDA has not previously reviewed regulatory applications for the commercial development of CAAR T cells for treatment of pemphigus, and there is no therapy currently approved by the FDA for the treatment of mPV. Because of this, we have little guidance as to which endpoints will be accepted, how many clinical trials we may expect to conduct, and whether open-label clinical trials will be deemed acceptable, among other things. We may also request regulatory approval of future CAAR T cell-based product candidates by target, regardless of disease type or origin, which the FDA may have difficulty accepting if our clinical trials only involved diseases of certain origins. The FDA may also require a panel of experts, referred to as an Advisory Committee, to deliberate on the adequacy of the safety, potency and purity data to support licensure. The opinion of the Advisory Committee, although not binding, may have a significant impact on our ability to obtain licensure of the product candidates based on the completed clinical trials, as the FDA often adheres to the Advisory Committee’s recommendations. Further, given the rapidly evolving landscape of cell therapy, we could encounter a significant change in the regulatory environment for our product candidates once we have already begun one or more lengthy and expensive clinical trials for our product candidates. Accordingly, the regulatory approval pathway for our product candidates may be uncertain, complex, expensive and lengthy, and approval may not be obtained.

We may also experience delays in completing planned clinical trials for a variety of reasons, including delays related to:

•	obtaining regulatory authorization to begin a trial, if applicable;

•	the availability of financial resources to commence and complete the planned trials;

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reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtaining approval at each clinical trial site by an independent IRB;

•	recruiting suitable patients to participate in a trial;

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having patients complete a trial, including having patients enrolled in clinical trials dropping out of the trial before the product candidate is manufactured and returned to the site, or return for post-treatment follow-up;

•	clinical trial sites deviating from trial protocol or dropping out of a trial;

•	addressing any patient safety concerns that arise during a trial;

•	adding new clinical trial sites; or

•	manufacturing sufficient quantities of qualified materials under cGMPs and applying them on a patient by patient basis for use in clinical trials.

We could also encounter delays if physicians encounter unresolved ethical issues associated with enrolling patients in clinical trials of our product candidates in lieu of prescribing existing treatments that have established safety and efficacy profiles. Further, a clinical trial may be suspended or terminated by us, the IRBs for the institutions in which such trials are being conducted or by the FDA or other regulatory authorities due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions, lack of adequate funding to continue the clinical trial, or based on a recommendation by the DSMB. If we experience termination of, or delays in the completion of, any future clinical trial of our product candidates, the commercial prospects for our product candidates will be harmed, and our ability to generate product revenue will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product development and approval process and jeopardize our ability to commence product sales and generate revenue. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may ultimately lead to the denial of regulatory approval of our product candidates.

We expect the product candidates we develop will be regulated as biological products, or biologics, and therefore they may be subject to competition.

The Biologics Price Competition and Innovation Act of 2009, or BPCIA, was enacted as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, to establish an abbreviated pathway for the approval of biosimilar and interchangeable biological products. The regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to a licensed biologic. Under the BPCIA, an application for a biosimilar product cannot be licensed by the FDA until 12 years after the reference product was licensed under a BLA. The law is complex and is still being interpreted and implemented by the FDA. In addition, as discussed more fully below, since the BPCIA was enacted as part of the ACA, if the ACA is invalidated in its entirety as unconstitutional, then the BPCIA could be considered invalid as well. While it is uncertain when such processes intended to implement the BPCIA may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for our biological product candidates.

We believe that any of the product candidates we develop that is licensed in the United States as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider the subject product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Moreover, the extent to which a biosimilar, once licensed, will be substituted for any one of the reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

The regulatory landscape that will govern our product candidates is uncertain; regulations relating to more established cell therapies and other therapies for B cell-mediated autoimmune diseases are still developing, and changes in regulatory requirements could result in delays or discontinuation of development of our product candidates or unexpected costs in obtaining regulatory approval.

Because we are developing novel CAAR T cell product candidates that are unique biological entities, the regulatory requirements that we will be subject to are not entirely clear. Even with respect to more established products that fit into the categories of gene therapies or cell therapies, the regulatory landscape is still developing. For example, regulatory requirements governing gene therapy products and cell therapy products have changed frequently and may continue to change in the future. Moreover, there is substantial, and sometimes uncoordinated, overlap in those responsible for regulation of existing gene therapy products and cell therapy products. For example, in the United States, the FDA has established the Office of Tissues and Advanced Therapies, formerly known as the Office of Cellular, Tissue and Gene Therapies, within its Center for Biologics Evaluation and Research, or CBER, to consolidate the review of gene therapy and related products, and the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its review. Gene therapy clinical trials are also subject to review and oversight by an institutional biosafety committee, a local institutional committee that reviews and oversees basic and clinical research conducted at the institution participating in the clinical trial. Although the FDA decides whether individual gene therapy protocols may proceed, review process and determinations of other reviewing bodies can impede or delay the initiation of a clinical study, even if the FDA has reviewed the study and approved its initiation. Conversely, the FDA can place an IND application on clinical hold even if such other entities have provided a favorable review. Furthermore, each clinical trial must be reviewed and approved by an independent IRB at or servicing each institution at which a clinical trial will be conducted. In addition, adverse developments in clinical trials of gene therapy products conducted by others may cause the FDA or other regulatory bodies to change the requirements for approval of any of our product candidates.

Complex regulatory environments exist in other jurisdictions in which we might consider seeking regulatory approvals for our product candidates, further complicating the regulatory landscape. For example, in the

European Union, a special committee called the Committee for Advanced Therapies was established within the EMA in accordance with Regulation (EC) No 1394/2007 on advanced-therapy medicinal products, or ATMPs, to assess the quality, safety and efficacy of ATMPs, and to follow scientific developments in the field. ATMPs include gene therapy products as well as somatic cell therapy products and tissue engineered products. These various regulatory review committees and advisory groups and new or revised guidelines that they promulgate from time to time may lengthen the regulatory review process, require us to perform additional studies, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. Because the regulatory landscape for our CAAR T cell product candidates is new, we may face even more cumbersome and complex regulations than those emerging for gene therapy products and cell therapy products. Furthermore, even if our product candidates obtain required regulatory approvals, such approvals may later be withdrawn because of changes in regulations or the interpretation of regulations by applicable regulatory agencies. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease our ability to generate sufficient product revenue to maintain our business.

If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals for our product candidates, we will not be able to commercialize, or will be delayed in commercializing, our product candidates, and our ability to generate revenue will be materially impaired.

Our product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, import and export are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States. Before we can commercialize any of our product candidates, we must obtain marketing approval. We have not received approval to market any of our product candidates from regulatory authorities in any jurisdiction and it is possible that none of our product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval. We, as a company, have no experience in filing and supporting the applications necessary to gain regulatory approvals and expect to rely on third-party CROs and/or regulatory consultants to assist us in this process. Securing regulatory approval requires the submission of extensive preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the drug candidate’s safety, potency and purity.

Securing regulatory approval also requires the submission of information about the drug manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use.

The process of obtaining regulatory approvals is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted IND, BLA or equivalent application types, may cause delays in the approval or rejection of an application. The FDA has substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. Our product candidates could be delayed in receiving, or fail to receive, regulatory approval for many reasons, including the following:

•	the FDA may disagree with the design or implementation of our clinical trials;

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we may be unable to demonstrate to the satisfaction of the FDA that a drug candidate is safe, potent and pure for its proposed indication or a related companion diagnostic is suitable to identify appropriate patient populations;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA for approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA may disagree with our interpretation of data from preclinical studies or clinical trials;

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the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an BLA or other submission or to obtain regulatory approval in the United States or elsewhere;

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the FDA may fail to approve the manufacturing processes, test procedures and specifications, or facilities that we may establish or of third-party manufacturers with which we may contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA may significantly change in a manner rendering our clinical data insufficient for approval.

Of the large number of drugs in development, only a small percentage successfully complete the FDA approval process and are commercialized. The lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market our product candidates, which would significantly harm our business, results of operations and prospects.

We expect the novel nature of our product candidates to create further challenges in obtaining regulatory approval. As a result, our ability to develop product candidates and obtain regulatory approval may be significantly impacted. For example, the general approach for FDA approval of a new biologic or drug is for sponsors to seek licensure or approval based on dispositive data from well-controlled, Phase 3 clinical trials of the relevant product candidate in the relevant patient population. Phase 3 clinical trials typically involve hundreds of patients, have significant costs and take years to complete. We believe that we may be able to utilize the FDA’s Regenerative Medicine Advanced Therapy designation for our product candidates given the limited alternatives for treatments for certain rare diseases and B cell-mediated autoimmune diseases, but the FDA may not agree with our plans.

Moreover, approval of genetic or biomarker diagnostic tests may be necessary to advance some of our product candidates to clinical trials or potential commercialization. In the future, regulatory agencies may require the development and approval of such tests. Accordingly, the regulatory approval pathway for such product candidates may be uncertain, complex, expensive and lengthy, and approval may not be obtained.

In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, if licensed, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

If we experience delays in obtaining approval or if we fail to obtain approval of our product candidates, the commercial prospects for our product candidates may be harmed and our ability to generate revenues will be materially impaired.

We may seek orphan drug designation for DSG3-CAART, MuSK-CAART and some or all of our future product candidates across various indications, but we may be unable to obtain such designations or to maintain the benefits associated with orphan drug designation, including market exclusivity, which may cause our revenue, if any, to be reduced.

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 in the United States, or a patient population of 200,000 or more in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States for that drug or biologic. In order to obtain orphan drug designation, the request must be made before submitting a BLA. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval of that particular product for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a BLA, to market the same biologic (meaning, a product with the same principal molecular structural features) for the same indication for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan drug exclusivity or if FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. As a result, even if one of our product candidates receives orphan exclusivity, the FDA can still approve other biologics that do not have the same principal molecular structural features for use in treating the same indication or disease or the same biologic for a different indication or disease during the exclusivity period. Furthermore, the FDA can waive orphan exclusivity if we are unable to manufacture sufficient supply of our product or if a subsequent applicant demonstrates clinical superiority over our product.

We may seek orphan drug designation for some or all of our product candidates in specific orphan indications in which there is a medically plausible basis for the use of these products. Even if we obtain orphan drug designation, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective or if we are unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition, or if a subsequent applicant demonstrates clinical superiority over our products, if licensed. In addition, although we may seek orphan drug designation for other product candidates, we may never receive such designations.

Although we may pursue expedited regulatory approval pathways for a product candidate, it may not qualify for expedited development or, if it does qualify for expedited development, it may not actually lead to a faster development or regulatory review or approval process.

Although we believe there may be an opportunity to accelerate the development of certain of our product candidates through one or more of the FDA’s expedited programs, such as fast track, breakthrough therapy, Regenerative Medicine Advanced Therapy, accelerated approval or priority review, we cannot be assured that any of our product candidates will qualify for such programs.

For example, we may seek a Regenerative Medicine Advanced Therapy, or RMAT, designation for some of our product candidates. An RMAT is defined as cell therapies, therapeutic tissue engineering products, human cell and tissue products, and combination products using any such therapies or products. Gene therapies, including genetically modified cells that lead to a durable modification of cells or tissues may meet the definition of a Regenerative Medicine Therapy. The RMAT program is intended to facilitate efficient development and expedite review of RMATs, which are intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition. A new drug application or a BLA for an RMAT may be eligible for priority review or accelerated approval through (1) surrogate or intermediate endpoints reasonably likely to predict long-term clinical benefit or (2) reliance upon data obtained from a meaningful number of sites. Benefits of such designation also include early interactions with FDA to discuss any potential surrogate or intermediate endpoint to be used to support accelerated approval. A Regenerative Medicine Therapy that is granted accelerated approval and is subject to post-approval requirements may fulfill such requirements through the submission of clinical evidence, clinical studies, patient registries, or other sources of real world evidence, such as electronic health records; the collection of larger confirmatory data sets; or post-approval monitoring of all patients treated with such therapy prior to its approval. Although RMAT designation or access to any other expedited program may expedite the development or approval process, it does not change the standards for approval. If we apply for RMAT designation or any other expedited program for our product candidates, the FDA may determine that our proposed target indication or other aspects of our clinical development plans do not qualify for such expedited program. Even if we are successful in obtaining a RMAT designation or access to any other expedited program, we may not experience faster development timelines or achieve faster review or approval compared to conventional FDA procedures. Access to an expedited program may also be withdrawn by the FDA if it believes that the designation is no longer supported by data from our clinical development program. Additionally, qualification for any expedited review procedure does not ensure that we will ultimately obtain regulatory approval for such product candidate.

Even if we receive regulatory approval of our product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

Any regulatory approvals that we receive for our product candidates will require surveillance to monitor the safety, potency and purity of the product candidate. We believe it is likely that the FDA will require a Risk Evaluation and Mitigation Strategy, or REMS, in order to approve our product candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA approves our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and cGCPs for any clinical trials that we conduct post-approval. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any BLA, other marketing application and previous responses to inspectional observations. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control. In addition, the FDA could require us to conduct another study to obtain additional safety or biomarker information.

Further, we will be required to comply with FDA promotion and advertising rules, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in patient populations that are not described in the product’s approved uses (known as “off-label use”), limitations on industry-sponsored scientific and educational activities and requirements for promotional activities involving the internet and social media. Later discovery of previously unknown problems with our product candidates through follow-up programs with our clinical trial patients, including adverse events of unanticipated severity or frequency, or with our third-party suppliers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-

market studies or clinical studies to assess new safety risks, or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of our product candidates, withdrawal of the product from the market or voluntary or mandatory product recalls;

•	fines, warning letters or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;

•	product seizure or detention, or refusal to permit the import or export of our product candidates; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA’s policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action. For example, certain policies of the current U.S. President’s administration may impact our business and industry. Namely, the current U.S. President’s administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, FDA’s ability to engage in routine oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict how these orders will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose restrictions on FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, and we may not achieve or sustain profitability.

Coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, which could make it difficult for us to sell our product candidates, if licensed, profitably.

Successful commercialization of our product candidates, if licensed, will depend in part on the extent to which reimbursement for those drug products will be available from government health administration authorities, private health insurers, and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drug products they will pay for and establish reimbursement levels. The availability and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford a drug product. Sales of drug products depend substantially, both domestically and abroad, on the extent to which the costs of drugs products are paid for by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. Any product candidate for which we seek regulatory approval and reimbursement will need to meet or surpass our target product profile, or TPP, to be deemed a viable alternative to currently approved therapies. In addition, because our product candidates represent new approaches to the treatment of B cell-mediated autoimmune diseases, we cannot accurately estimate the potential revenue from our product candidates.

Third-party payors decide which drugs and treatments they will cover and the amount of reimbursement. Reimbursement by a third-party payor may depend upon a number of factors, including, but not limited to, the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining coverage and reimbursement of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide the payor with supporting scientific, clinical and cost-effectiveness data for the use of our products, if licensed. In the United States, the principal decisions about reimbursement for new drug products are typically made by the Centers for Medicare and Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, or HHS. CMS decides whether and to what extent a new drug product will be covered and reimbursed under Medicare, and private payors tend to follow CMS to a substantial degree. However, no uniform policy of coverage and reimbursement for drug products exists among third-party payors and coverage and reimbursement levels for drug products can differ significantly from payor to payor. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

Even if we obtain coverage for a given product, if the resulting reimbursement rates are insufficient, hospitals may not approve our product for use in their facility or third-party payors may require co-payments that patients find unacceptably high. Patients are unlikely to use our product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our product candidates. Separate reimbursement for the product itself may or may not be available. Instead, the hospital or administering physician may be reimbursed only for providing the treatment or procedure in which our product is used. Further, from time to time, CMS revises the reimbursement systems used to reimburse health care providers, including the Medicare Physician Fee Schedule and Outpatient Prospective Payment System, which may result in reduced Medicare payments. In some cases, private third-party payers rely on all or portions of Medicare payment systems to determine payment rates. Changes to government healthcare programs that reduce payments under these programs may negatively impact payments from private third-party payers, and reduce the willingness of physicians to use our product candidates.

The marketability of any product candidates for which we receive regulatory approval for commercial sale may suffer if government and other third-party payors fail to provide coverage and adequate reimbursement. We expect downward pressure on pharmaceutical pricing to continue. Further, coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare legislative measures aimed at reducing healthcare costs may have a material adverse effect on our business and results of operations.

In the United States, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay regulatory approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates for which we obtain regulatory approval. We expect that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and in additional downward pressure on the price that we, or any collaborators, may receive for any approved products.

In March 2010, President Obama signed into law the ACA. Among the provisions of the ACA of potential importance to our business and our product candidates are the following:

•	an annual, non-deductible fee on any entity that manufactures or imports specified branded prescription products and biologic products;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for products that are inhaled, infused, instilled, implanted or injected;

•	expansion of healthcare fraud and abuse laws, including the civil False Claims Act and the federal Anti-Kickback Statute, new government investigative powers and enhanced penalties for noncompliance;

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a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70% as of January 1, 2019) point-of-sale discounts off negotiated prices of applicable brand products to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient products to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to individuals enrolled in Medicaid managed care organizations;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	new requirements to report certain financial arrangements with physicians and teaching hospitals;

•	a new requirement to annually report product samples that manufacturers and distributors provide to physicians;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

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a new Independent Payment Advisory Board, or IPAB, which has authority to recommend certain changes to the Medicare program to reduce expenditures by the program that could result in reduced payments for prescription products; and

•	established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models.

There have been a number of significant changes to the ACA and its implementation. The Tax Cuts and Jobs Act of 2017, or Tax Act, includes a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, or the Texas District Court Judge, ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA, including the BPCIA, are invalid as well. The U.S. President Administration and CMS have both stated that the ruling will have no immediate effect, and on December 30, 2018 the Texas District Court Judge issued an order staying the judgment pending appeal. On July 9, 2019, a Fifth Circuit U.S. Court of Appeals held a hearing to determine whether certain states and the House of Representatives have standing to appeal the lower court decision, but it is unclear when the Court will render its decision on this hearing, and what effect it will have on the status of the ACA. Litigation and legislation over the ACA are likely to continue, with unpredictable and uncertain results. We will continue to evaluate the effect that the ACA and its possible repeal and replacement has on our business.

On January 20, 2017, the U.S. President signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. On October 13, 2017, the U.S. President signed an Executive Order terminating the cost-sharing subsidies that reimburse insurers under the ACA. The U.S. President administration has concluded that cost-sharing reduction, or CSR, payments to insurance companies required under the ACA have not received necessary appropriations from Congress and announced that it will discontinue these payments immediately until those appropriations are made. The loss of the CSR payments is expected to increase premiums on certain policies issued by qualified health plans under the ACA. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017. On June 14, 2018, U.S. Court of Appeals for the Federal Circuit ruled that the federal government was not required to pay more than $12 billion in ACA risk corridor payments to third-party payors who argued were owed to them. The effects of this gap in reimbursement on third-party payors, the viability of the ACA marketplace, providers, and potentially our business, are not yet known.

Further, on January 22, 2018, the U.S. President signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain Affordable Care Act-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Moreover, the Bipartisan Budget Act of 2018, among other things, amended the Affordable Care Act, effective January 1, 2019, to increase the point-of-sale discount (from 50% under the ACA to 70%) that is owed by pharmaceutical manufacturers who participate in Medicare Part D and closed the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. More recently, in July 2018, CMS announced that it is suspending further collections and payments to and from certain Affordable Care Act qualified health plans and health insurance issuers under the Affordable Care Act risk adjustment program pending the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. In addition, CMS has recently published a final rule that would give states greater flexibility, starting in 2020, in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. Congress is continuing to consider legislation that would alter other aspects of the Affordable Care Act. The ultimate content, timing or effect of any healthcare reform legislation on the U.S. healthcare industry is unclear.

Further legislation or regulation could be passed that could harm our business, financial condition and results of operations. Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, in August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2027 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws and regulations may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product candidates. Such reforms could have an adverse effect on anticipated revenue from product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates.

In addition, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient assistance programs, and reform government program reimbursement methodologies for drugs. At the federal level, the U.S. President’s administration’s budget for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 legislative session or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Further, the current U.S. President’s administration released a “Blueprint”, or plan, to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. HHS has already started the process of soliciting feedback on some of these measures and, at the same, is immediately implementing others under its existing authority. For example, in September 2018, CMS announced that it will allow Medicare Advantage Plans the option to use step therapy for Part B drugs beginning January 1, 2019. Additionally, on May 10, 2019, CMS announced a new pricing transparency rule, which was set to go into effect on July 9, 2019, but on July 8, 2019, a federal judge struck down the rule concluding that HHS did not have the statutory authority to implement such regulations on drug companies. This final rule would have required direct-to-consumer television advertisements for prescription drugs and biological products for which reimbursement is available, directly or indirectly, through or under Medicare or Medicaid to include the list price of that product, except for a prescription drug or biological product that has a list price of less than $35 per month for a 30-day supply or typical course of treatment. If it goes into effect, the pricing transparency rule could have had a negative effect on our business. Although a number of these, and other proposed measures will require authorization through additional legislation to become effective, Congress and the current U.S. President’s administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. While some proposed measures will require authorization through additional legislation to become effective, Congress and the current U.S. President’s administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at containing or lowering the cost of healthcare. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product. Such reforms could have an adverse effect on anticipated revenue from product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates.

We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

•	the demand for our product candidates, if we obtain regulatory approval;

•	our ability to set a price that we believe is fair for our products, if licensed;

•	our ability to generate revenue and achieve or maintain profitability;

•	the level of taxes that we are required to pay; and

•	the availability of capital.

Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect our future profitability.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our research and development activities involve the use of biological and hazardous materials and produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials, which could cause an interruption of our commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources and state or federal or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. Breach of certain environmental, health and safety laws and regulations could also in certain circumstances constitute a breach of our License Agreement with Penn. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities. We do not carry specific biological waste or hazardous waste insurance coverage, workers compensation or property and casualty and general liability insurance policies that include coverage for damages and fines arising from biological or hazardous waste exposure or contamination.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other illegal activity by our employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and/or negligent conduct that fails to comply with the laws of the FDA, provide true, complete and accurate information to the FDA, comply with manufacturing standards we have established, comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws, or report financial information or data accurately or to disclose unauthorized activities to us. If we obtain FDA approval of any of our product candidates and begin commercializing those products in the United States, our potential exposure under such laws will increase significantly, and our costs associated with compliance with such laws are also likely to increase. These laws may impact, among other things, our current activities with principal investigators and research patients, as well as proposed and future sales, marketing and education programs.

Our relationships with customers, healthcare providers, physicians, and third-party payors will be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, health information privacy and security laws, and other healthcare laws and regulations. If we or our employees, independent contractors, consultants, commercial partners and vendors violate these laws, we could face substantial penalties.

These laws may impact, among other things, our clinical research program, as well as our proposed and future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services is subject to extensive laws and regulations designed to prevent fraud, kickbacks, self-dealing and other abusive practices, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, which may constrain the business or financial arrangements and relationships through which such companies sell, market and distribute pharmaceutical products. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive and other business arrangements. We may also be subject to federal, state and foreign laws governing the privacy and security of individual identifiable health information and other personally identifiable information. The U.S. healthcare laws and regulations that may affect our ability to operate include, but are not limited to:

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the federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act, or FCA. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution;

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federal civil and criminal false claims laws and civil monetary penalty laws, including the FCA, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to, or approval by Medicare, Medicaid, or other federal healthcare programs, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or an obligation to pay or transmit money to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose, among other things,

requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

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the federal Physician Payment Sunshine Act, created under the Patient Protection and Affordable Care Act, and its implementing regulations, which require manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the HHS information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and may be broader in scope than their federal equivalents; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of individually identifiable health information and other personally identifiable information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from the business.

The failure to comply with any of these laws or regulatory requirements subjects entities to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, possible exclusion from participation in federal and state funded healthcare programs, contractual damages and the curtailment or restructuring of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Any action for violation of these laws, even if successfully defended, could cause a pharmaceutical manufacturer to incur significant legal expenses and divert management’s attention from the operation of the business. Prohibitions or restrictions on sales or withdrawal of future marketed products could materially affect business in an adverse way.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of our business activities, or our arrangements with physicians, some of who receive stock options as compensation, could be subject to challenge under one or more of such laws. If we or our employees, independent contractors, consultants, commercial partners and vendors violate these laws, we may be subject to investigations, enforcement actions and/or significant penalties. Effective upon the completion of this offering, we will adopt a code of business conduct and ethics, but it is not always possible to identify and deter employee misconduct or business noncompliance, and the precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and/or oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

European data collection is governed by restrictive regulations governing the use, processing, and cross-border transfer of personal information.

The collection and processing of personal data – including health data – is governed by the European Union-wide General Data Protection Regulation, or GDPR, which became applicable on May 25, 2018. The GDPR applies to any business, regardless of its location, that provides goods or services to residents in the EU or monitors the behavior of individuals within the European Union. The GDPR imposes more stringent operational requirements for processors and controllers of personal data, including, for example, special protections for “sensitive information” which includes health and genetic information of data subjects residing in the European Union, expanded disclosures about how personal information is to be used, limitations on retention of information, increased requirements pertaining to health data and pseudonymized (i.e., key-coded) data, mandatory data breach notification requirements and higher standards for controllers to demonstrate that they have obtained valid consent for certain data processing activities. GDPR grants individuals the opportunity to object to the processing of their personal information, allows them to request deletion of personal information in certain circumstances, and provides the individual with an express right to seek legal remedies in the event the individual believes his or her rights have been violated. Further, the GDPR imposes strict rules on the transfer of personal data out of the European Union to the United States and other jurisdictions that have not been deemed to offer “adequate” privacy protections. The GDPR provides that European Union Member States may make their own further laws and regulations in relation to the processing of genetic, biometric or health data, which could result in differences between Member States, limit our ability to use and share personal data or could cause our costs to increase, and harm our business and financial condition. Our clinical trial activity conducted within the member states of the European Union is regulated by the GDPR. In addition, we are subject to evolving and strict rules on the transfer of personal data out of the European Union to the United States. Furthermore, the current main data transfer mechanisms (Privacy Shield and Standard Contractual Clauses) are the subject of a legal challenge before the European Court of Justice, raising the possibility of future uncertainty about mechanisms that may be used to legitimize cross-border transfers of personal data. Failure to comply with European Union data protection laws may result in fines (for example, of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year (whichever is higher) under the GDPR) and other administrative penalties, which may be onerous and adversely affect our business, financial condition, results of operations and prospects. As a result of the implementation of the GDPR, we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. There is significant uncertainty related to the manner in which data protection authorities will seek to enforce compliance with GDPR is not yet clear. Enforcement uncertainty and the costs associated with ensuring GDPR compliance be onerous and adversely affect our business, financial condition, results of operations and prospects.

If our security measures are breached or unauthorized access to individually identifiable health information or other personally identifiable information is otherwise obtained, our reputation may be harmed, and we may incur significant liabilities.

Unauthorized access to, or security breaches of, our systems and databases could result in unauthorized access to data and information and loss, compromise or corruption of such data and information. The systems of Penn, any CDMOs that we may engage in the future, and present and future CROs, contractors and consultants also could experience breaches of security leading to the exposure of confidential and sensitive information. Such breaches of security could be caused by computer hacking, phishing attacks, ransomware, dissemination of computer viruses, worms and other destructive or disruptive software, denial of service attacks, and other malicious activity, which may be heretofore unknown. The number and complexity of these threats continue to increase over time.

In the event of a security breach, our company could suffer loss of business, severe reputational damage adversely affecting investor confidence, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations, significant costs for remediation and other liabilities. For example, the loss of preclinical study or clinical trial data from completed or future preclinical studies or clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidates could be delayed.

We have incurred and expect to incur significant expenses to prevent security breaches, including costs related to deploying additional personnel and protection technologies, training employees, and engaging third-party solution providers and consultants. Although we expend significant resources to create security protections that shield our customer data against potential theft and security breaches, such measures cannot provide absolute security. Moreover, as we outsource more of our information systems to vendors and rely more on cloud-based information systems, the related security risks will increase, and we will need to expend additional resources to protect our technology and information systems.

We have in the past experienced breaches of our security measures. For example, in 2019, we believe a phishing incident led to certain employee email accounts being accessed by an unauthorized third party. We initiated an investigation to determine whether further action was required under applicable law. The incident did not have a material impact on our business or financial condition. While we believe we responded appropriately, including implementing remedial measures with the goal of preventing similar such events in the future, there can be no assurance that we will be successful in these remedial and preventative measures or in successfully mitigating the effects of potential future incidents or cyber-attacks. We thus remain at risk for future breaches, including, without limitation, breaches that may occur as a result of third-party action, or employee, vendor or contractor error or malfeasance and other causes. If, in the future, we experience a data breach or security incident, we would be likely to experience harm to our reputation, financial performance, and customer and vendor relationships, and the possibility of litigation or regulatory investigations or actions by state and federal governmental authorities and non-U.S. authorities.

Risks Related to Our Intellectual Property

We rely heavily on certain in-licensed patent and other intellectual property rights in connection with our development of our product candidates and, if we fail to comply with our obligations under our existing and any future intellectual property licenses with third parties, we could lose license rights that are important to our business.

Our ability to develop and commercialize our product candidates is heavily dependent on in-licenses to patent rights and other intellectual property granted to us by third parties. For example, we depend heavily on our License Agreement with Penn and CHOP, pursuant to which we obtained (a) a non-exclusive, non-sublicensable, worldwide research license to intellectual property controlled by Penn and CHOP to make, have made and use products in two subfields of use, (b) effective as of October 2018, an exclusive, worldwide, royalty-bearing license, with the right to sublicense, under certain of such intellectual property to make, use, sell, offer for sale and import products in the same two subfields of use, and (c) effective as of October 2018, a non-exclusive, worldwide, royalty-bearing license, with limited rights to sublicense, under certain of Penn’s know-how to make, have made, use, sell, offer for sale, import and have imported products in the same two subfields of use. We may enter into additional license agreements in the future. Our license agreement with Penn and CHOP imposes, and we expect that future license agreements will impose, various diligence, milestone payment, royalty, insurance and other obligations on us. If we fail to comply with our obligations under these licenses, our licensors, including Penn and CHOP, may have the right to terminate these license agreements, in which event we might not be able to market our product candidates. Termination of any of our license agreements or reduction or elimination of our licensed rights may also result in our having to negotiate new or reinstated licenses with less favorable terms.

We may need to obtain additional licenses from third parties to advance our research or allow commercialization of our product candidates, and we have done so from time to time. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we may be required to expend significant time and resources to develop or license replacement technology. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, which could harm our business significantly. We cannot provide any assurances that third-party patents do not exist which might be enforced against our current product candidates or future products, resulting in either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties.

Furthermore, in many cases, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we in-license from third parties. For example, pursuant to our License Agreement with Penn and CHOP, Penn controls such activities for the patent rights licensed to us under such agreement. Therefore, although we provide input to Penn and CHOP on these activities, we cannot be certain that these patents will be prosecuted, maintained and enforced in a manner consistent with the best interests of our business. If our current or future licensors or collaboration partners fail to obtain, maintain or protect any patents or patent applications licensed to us, our rights to such patents and patent applications may be reduced or eliminated and our right to develop and commercialize any of our product candidates that are the subject of such licensed rights could be adversely affected.

Disputes may arise between us and our current and future licensors regarding intellectual property subject to a license agreement, including those related to:

•	the scope of rights granted under the License Agreement and other interpretation-related issues;

•	whether we have breached the License Agreement and whether any such breach is subject to a cure period;

•	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	our right to sublicense patent and other rights to third parties under collaborative development relationships;

•

our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations; and

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.

Furthermore, disputes may arise between us and our current or future licensors regarding the ownership of intellectual property developed by us, such that we may be required to assign or otherwise transfer such intellectual property to such licensor. In the event that the assigned or transferred intellectual property is covered by an existing license agreement with such licensor we may be required to make additional royalty or milestone payments, or both, to such licensor. If the assigned or transferred intellectual property is not covered by an existing license agreement, then we may be required to enter into an additional license agreement to advance our research or allow commercialization of our product candidates, which may not be available on commercially reasonable terms or at all.

If disputes over intellectual property that we have licensed, or license in the future, prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates.

If our efforts to protect the proprietary nature of the intellectual property related to our current and any future product candidates are not adequate, we may not be able to compete effectively in our market.

Our success depends in large part on our ability to obtain and maintain intellectual property protection in the United States and other countries with respect to our product candidates. If we do not adequately protect or enforce our intellectual property rights, competitors may be able to erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability. To protect our proprietary position, we have in-licensed patent rights in the United States and abroad relating to the product candidates that are important to our business. The patent application and approval process is expensive, complex and time-consuming. Our licensors may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain. No consistent policy regarding the breadth of claims allowed in biotechnology and pharmaceutical patents has emerged to date in the United States or in many foreign jurisdictions. In addition, the determination of patent rights with respect to biological and pharmaceutical products commonly involves complex legal and factual questions, which has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Assuming the other requirements for patentability are met, currently, the first to file a patent application is generally entitled to the patent. However, prior to March 16, 2013, in the United States, the first to invent was entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that our licensors were the first to make the inventions claimed in the patents or pending patent applications we in-license, or that our licensors were the first to file for patent protection of such inventions.

Moreover, because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, the patents or pending patent applications we in-license may be challenged in the courts or patent offices in the United States and abroad. For example, we may be subject to a third party preissuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, or become involved in post-grant review procedures, derivation proceedings, reexaminations, or inter partes review in the United States, or oppositions and other comparable proceedings in foreign jurisdictions, challenging our patent rights or the patent rights of others. An adverse determination in any such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and product candidates. In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of the patents we in-license or narrow the scope of our patent protection. In addition, the laws of foreign countries may not protect our rights to the same extent or in the same manner as the laws of the United States. For example, European patent law is more restrictive than U.S. patent law in connection with the patentability of methods of treatment of the human body.

We cannot predict whether the patent applications we in-license currently being pursued will issue as patents, whether the claims of any patent that has or may issue will provide us with a competitive advantage or prevent competitors from designing around the claims to develop competing technologies in a non-infringing manner, or whether we or our licensors will be able to successfully pursue patent applications in the future relating to our current product candidates or future products and product candidates. Moreover, the patent application and approval process is expensive and time-consuming. We or our licensors may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Furthermore, we, or any future partners, collaborators, or licensees, may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, we may miss potential opportunities to seek additional patent protection.

It is possible that defects of form in the preparation or filing of patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments. If we fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If there are material defects in the form, preparation, prosecution or enforcement of the patents or patent applications we in-license, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

Even if the patent applications we in-license issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patent rights by developing similar or alternative technologies or products in a non-infringing manner. Our competitors may also seek approval to market their own products similar to or otherwise competitive with our product candidates. Alternatively, our competitors may seek to market generic versions of any approved products by submitting abbreviated BLAs to the FDA during which process they may claim that patents licensed by us are invalid, unenforceable or not infringed. In these circumstances, we may need to defend or assert our intellectual property rights, or both, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find the patents we in-license invalid or unenforceable, or that our competitors are competing in a non-infringing manner. Thus, even if we have in-licensed valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

In the future, we likely will need to expand our patent portfolio to pursue patent coverage for new product candidates that we wish to develop. The patent prosecution process is competitive, and other companies, some which may have greater resources than we do in this area, may also be pursuing intellectual property rights that we may consider necessary or attractive in order to develop and commercialize future product candidates.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, maintaining, defending and enforcing patents on our product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States. The deadline to pursue protection in foreign jurisdictions for many of the patent families licensed under the License Agreement with Penn has not yet expired. Prior to applicable deadlines, we and Penn will need to decide where to pursue protection, and we will not have the opportunity to pursue protection unless we do so in applicable jurisdictions prior to the deadlines. Although our License Agreement grants us worldwide rights, there can be no assurance that we will obtain or maintain patent rights in or outside the United States under any future license agreements. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States even in jurisdictions where we and our licensors pursue patent protection. Consequently, we and our licensors may not be able to prevent third parties from practicing our inventions in all countries outside the United States, even in jurisdictions where we and our licensors pursue patent protection, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we and our licensors have not pursued and obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we and our licensors have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates and the patents we in-license or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of the patents we in-license or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights, even if obtained, in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put the patents we in-license at risk of being invalidated or interpreted narrowly and the patent applications we in-license at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

We or our licensors may be subject to claims challenging the inventorship or ownership of the patents and other intellectual property that we own or license.

We or our licensors may be subject to claims that former employees, collaborators or other third parties have an ownership interest in the patents and intellectual property that we in-license or that we may own or in-license in the future. While it is our policy to require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own or such assignments may not be self-executing or may be breached. Our licensors may face similar obstacles. We or our licensors could be subject to ownership disputes arising, for example, from conflicting obligations of employees, consultants or others who are involved in developing our product candidates. For example, our scientific co-founders, Drs. Payne and Milone, are members of our scientific advisory board and are also employed by and subject to Penn’s intellectual property policy. Litigation may be necessary to defend against any claims challenging inventorship or ownership. If we or our licensors fail in defending any such claims, we may have to pay monetary damages and may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property, which could adversely impact our business, results of operations and financial condition.

Some intellectual property which we have in-licensed was discovered through government funded programs and thus is subject to federal regulations such as “march-in” rights, certain reporting requirements, and a preference for U.S. industry. Compliance with such regulations may limit our exclusive rights and limit our ability to contract with non-U.S. manufacturers.

Certain of the intellectual property rights we have licensed, including rights licensed to us by Penn relating to our DSG3-CAART and DSG3/1-CAART product candidates, was generated through the use of U.S. government funding and may therefore be subject to certain federal laws and regulations. As a result, the U.S. government has certain rights to intellectual property embodied in our DSG3-CAART and DSG3/1-CAART product candidates and may have rights in future product candidates pursuant to the Bayh-Dole Act of 1980. These U.S. government rights in certain inventions developed under a government-funded program include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right to require us to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third party if it determines that: (i) adequate steps have not been taken to commercialize the invention; (ii) government action is necessary to meet public health or safety needs; or (iii) government action is necessary to meet requirements for public use under federal regulations, also referred to as “march-in rights”. The U.S. government also has the right to take title to these inventions if we, or the applicable licensor, such as Penn, fail to disclose the invention to the government and fail to file an application to register the intellectual property within specified time limits. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require us or the applicable licensor to expend substantial resources. In addition, the U.S. government requires that products embodying the subject invention or produced through the use of the subject invention be manufactured substantially in the United States. The manufacturing preference requirement can be waived if the owner of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for U.S. manufacturers may limit our ability to contract with non-U.S. product manufacturers for product candidates covered by such intellectual property.

We may become involved in lawsuits to protect or enforce our patent rights or other intellectual property rights, which could be expensive, time consuming and unsuccessful.

Competitors may infringe, misappropriate or otherwise violate patents, trademarks, copyrights or other intellectual property that we own or in-license. To counter infringement, misappropriation or other unauthorized use, we may be required to file claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived violators could provoke these parties to assert counterclaims against us alleging that we infringe, misappropriate or otherwise violate their intellectual property, in addition to counterclaims asserting that the patents we in-license are invalid or unenforceable, or both. In any patent infringement proceeding, there is a risk that a court will decide that a patent we in-license is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that the patent claims do not cover the invention. An adverse outcome in a litigation or proceeding involving the patents we in-license could limit our ability to assert the patent we in-license against those parties or other competitors and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect our competitive business position, business prospects and financial condition.

Even if we establish infringement, misappropriation or another violation of our intellectual property rights, the court may decide not to grant an injunction against the offender and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our shares. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings. Any of the foregoing may have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

Changes in either the patent laws or the interpretation of the patent laws in the United States or other jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. When implemented, the Leahy-Smith Act included several significant changes to U.S. patent law that impacted how patent rights could be prosecuted, enforced and defended. In particular, the Leahy-Smith Act also included provisions that switched the United States from a “first-to-invent” system to a “first-to-file” system, allowed third-party submission of prior art to the USPTO during patent prosecution and set forth additional procedures to attack the validity of a patent by the USPTO administered post grant proceedings. Under a first-to-file system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The USPTO developed new regulations and procedures governing the administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. It remains unclear what impact, if any, the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of the patent applications we in-license and the enforcement or defense of the issued patents we in-license, all of which could have a material adverse effect on our business.

The patent positions of companies engaged in the development and commercialization of biologics are particularly uncertain. For example, the Supreme Court of the United States issued its decision in Association for Molecular Pathology v. Myriad Genetics, Inc., or Myriad, a case involving patent claims held by Myriad Genetics, Inc. relating to the breast cancer susceptibility genes BRCA1 and BRCA2. Myriad held that an isolated segment of naturally occurring DNA, such as the DNA constituting the BRCA1 and BRCA2 genes, is not patent-eligible subject matter, but that complementary DNA, which is an artificial construct that may be created from RNA transcripts of genes, may be patent-eligible. Thereafter, the USPTO issued a guidance memorandum instructing USPTO examiners on the ramifications of the Prometheus and Myriad rulings and apply the Myriad ruling to natural products and principles including all naturally occurring nucleic acids. Certain claims of our in-licensed patent applications contain, and any future patents we may obtain may contain, claims that relate to specific recombinant DNA sequences that are naturally occurring at least in part and, therefore, could be the subject of future challenges made by third parties.

We cannot assure you that our efforts to seek patent protection for one or more of our product candidates will not be negatively impacted by this Supreme Court decision, rulings in other cases or changes in guidance or procedures issued by the USPTO. We cannot fully predict what impact the Supreme Court’s decisions in Myriad may have on the ability of life science companies to obtain or enforce patents relating to their products in the future. These decisions, the guidance issued by the USPTO and rulings in other cases or changes in USPTO guidance or procedures could have a material adverse effect on our existing patent rights and our ability to protect and enforce our intellectual property in the future.

If we are unable to protect the confidentiality of trade secrets, our business and competitive position would be harmed.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect certain proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce, and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect and some courts inside and outside the United States are less willing or unwilling to protect trade secrets. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors, and contractors. We cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology and processes. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach.

In addition, our trade secrets may otherwise become known or be independently discovered by competitors. Competitors and other third parties could infringe, misappropriate or otherwise violate our intellectual property rights, design around our protected technology or develop their own competitive technologies that fall outside of our intellectual property rights. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If our trade secrets are not adequately protected or sufficient to provide an advantage over our competitors, our competitive position could be adversely affected, as could our business. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating our trade secrets.

We may become subject to claims that we are infringing certain third-party patents or other third party intellectual property rights, any of which may prevent or delay our development and commercialization efforts and have a material adverse effect on our business.

Our commercial success depends in part on avoiding infringing, misappropriating and otherwise violating the patents and other intellectual property and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, and administrative proceedings such as interferences, inter partes review and post grant review proceedings before the USPTO and opposition proceedings before foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned or controlled by third parties, including our competitors, exist in the fields in which we are pursuing product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that we or our licensors are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, methods of manufacture or methods for treatment relating to our product candidates and, because patent applications can take many years to issue, there may be currently pending third party patent applications which may later result in issued patents, in each case that our product candidates, their manufacture or use may infringe or be alleged to infringe. We may fail to identify potentially relevant patents or patent applications, incorrectly conclude that a patent is invalid or does not cover our activities, or incorrectly conclude that a patent application is unlikely to issue in a form of relevance to our activities.

Parties making patent infringement claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, including demonstrating non-infringement, invalidity or unenforceability of the respective patent rights in question, regardless of their merit, is time-consuming, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. For example, in order to successfully challenge the validity of any U.S. patent in federal court, we would need to overcome a presumption of validity. This is a high burden requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, and we can provide no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. We may not have sufficient resources to bring these actions to a successful conclusion. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our shares.

In the event that a holder of any such patents seeks to enforce its patent rights against us with respect to one or more of our product candidates, and our defenses against the infringement of such patent rights are unsuccessful, we may be precluded from commercializing our product candidates, even if approved, without first obtaining a license to some or all of these patents, which may not be available on commercially reasonable terms or at all. Moreover, we may be required to pay significant fees and royalties to secure a license to the applicable patents. Such a license may only be non-exclusive, in which case our ability to stop others from using or commercializing technology and products similar or identical to ours may be limited. Furthermore, we could be liable for damages to the holder of these patents, which may be significant and could include treble damages if we are found to have willfully infringed such patents. In the event that a challenge to these patents were to be unsuccessful or we were to become subject to litigation or unable to obtain a license on commercially reasonable terms with respect to these patents, it could harm our business, financial condition, results of operations and prospects.

We are aware of third-party issued U.S. patents relating to the lentiviral vectors which may be used in the manufacture or use of our product candidates. If these patent rights were enforced against us, we believe that we have defenses against any such action, including that these patents would not be infringed by our product candidates and/or that these patents are not valid. However, if these patents were enforced against us and defenses to such enforcement were unsuccessful, unless we obtain a license to these patents, which may not be available on commercially reasonable terms, or at all, we could be liable for damages and precluded from commercializing any product candidates that were ultimately held to infringe these patents, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Even in the absence of a finding of infringement, we may need or may choose to obtain licenses from third parties to advance our research or allow commercialization of our product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, or at all. In that event, we would be unable to further develop and commercialize our product candidates. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business. Any of the foregoing could materially adversely affect our business, results of operations and financial condition.

Patent term may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984 permits a patent term extension of up to five years beyond the normal expiration of the patent, which is limited to the approved indication (or any additional indications approved during the period of extension). However, a patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of the product’s approval by the FDA, only one patent applicable to an approved drug is eligible for the extension, and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. In the future, if and when our product candidates receive FDA approval, we plan to apply for patent term extensions on patents covering those product candidates in any jurisdiction where these are available. However, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to the patents we in-license, or may grant more limited extensions than we request. Moreover, we may not receive an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. If this occurs, our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case.

We may be subject to claims asserting that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Certain of our employees, consultants or advisors are currently, or were previously, employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management. Our licensors may face similar risks, which could have an adverse impact on intellectual property that is licensed to us.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

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others may be able to make products that are similar to our product candidates or utilize similar cell therapy technology but that are not covered by the claims of our current or future patent portfolio;

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we, or our current or future licensors or collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that we license now or that we may license or own in the future;

•	we, or our current or future licensors or collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our licensed intellectual property rights;

•	it is possible that our current or future licensed patent applications will not lead to issued patents;

•	issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;

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our competitors or other third parties might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents of others may harm our business;

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we may choose not to file a patent application in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent application covering such intellectual property; and

•	third-party patents may issue with claims covering our activities; we may have infringement liability exposure arising from such patents.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to This Offering and Ownership of Our Common Stock

We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your shares of our common stock.

Prior to this offering there has been no public market for shares of our common stock. An active trading market for our shares may never develop or be sustained following this offering. You may not be able to sell your shares quickly or at the market price if trading in shares of our common stock is not active. The initial public offering price for our common stock was determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common stock after the offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price.

Further, our directors, executive officers and employees, as well as friends and family members of our executive officers and certain members of senior management, and persons with whom we have a business relationship, have the opportunity to purchase up to 340,000 shares of our common stock, or 5% of the shares offered by this prospectus, at the initial public offering price through a directed share program. To the extent any of our executive officers, directors or employees (or any person who resides with, or is materially supported by, an executive officer or director) purchase shares in this offering, fewer shares may be actively traded in the public market because these stockholders will be restricted from selling the shares by a 180-day lock-up restriction, which would reduce the liquidity of the market for our common stock. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration.

The price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

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the commencement, enrollment or results of our planned preclinical studies or clinical trials of our product candidates or any preclinical studies or future clinical trials we may conduct, or changes in the development status of our product candidates;

•	our decision to initiate a preclinical study or clinical trial, not to initiate a preclinical study or clinical trial or to terminate an existing preclinical study or clinical trial;

•	adverse results or delays in preclinical studies or clinical trials of our product candidates;

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any delay in our regulatory filings for our product candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings, including, without limitation, the FDA’s issuance of a “refusal to file” letter or a request for additional information;

•	our failure to commercialize our product candidates;

•	adverse regulatory decisions, including failure to receive regulatory approval of our product candidates;

•	changes in laws or regulations applicable to our product candidates, including, but not limited to, clinical trial requirements for approvals;

•	adverse developments concerning our manufacturers or suppliers;

•	our inability to obtain adequate product supply for any licensed product or inability to do so at acceptable prices;

•	our inability to establish collaborations, if needed;

•	additions or departures of key scientific or management personnel;

•	unanticipated serious safety concerns related to the use of our product candidates;

•	introduction of new products or services offered by us or our competitors;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	our ability to effectively manage our growth;

•	the size and growth of our initial target markets;

•	our ability to successfully treat additional types of B cell-mediated autoimmune diseases;

•	actual or anticipated variations in quarterly operating results;

•	our cash position;

•	our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

•	publication of research reports about us or our industry or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in the market valuations of similar companies;

•	overall performance of the equity markets;

•	sales of our common stock by us or our stockholders in the future;

•	trading volume of our common stock;

•	changes in accounting practices;

•	ineffectiveness of our internal controls;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	significant lawsuits, including patent or stockholder litigation;

•	general political and economic conditions; and

•	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and The Nasdaq Global Select Market and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business, operating results or financial condition.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price is substantially higher than the net tangible book value per share of our common stock, which gives effect to the automatic conversion of all of our outstanding shares of convertible preferred stock into common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $4.97 per share, based on the initial public offering price of $11.00 per share. Further, investors purchasing common stock in this offering will contribute approximately 45.5% of the total amount invested by stockholders since our inception but will own only approximately 28.9% of the shares of common stock outstanding after giving effect to this offering.

This dilution is due to our investors who purchased shares prior to this offering, including upon the exercise of options to purchase common stock, having paid substantially less when they purchased their shares than the price offered to the public in this offering. In addition, we have, in the past, issued options to acquire our common stock at prices significantly below the initial public offering price. If all of these outstanding options to purchase shares of common stock as of June 30, 2019 were exercised, our pro forma as adjusted net tangible book value would be $5.84 per share, representing an immediate increase in our pro forma net tangible book value of $1.37 per share to our existing stockholders and an immediate dilution of $5.16 per share to investors purchasing shares in this offering. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

We do not intend to pay dividends on our common stock, so any returns will be limited to the value of our stock.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering, our executive officers, directors, and 5% stockholders beneficially owned, in the aggregate, approximately 90.3% of our outstanding voting stock as of September 30, 2019, and, upon the closing of this offering, that same group will beneficially own approximately 63.2% of our outstanding voting stock (assuming all shares of non-voting common stock are converted into voting common stock in accordance with the terms of our amended and restated certificate of incorporation. See “Description of Capital Stock—Common Stock and Non-Voting Common Stock”). Accordingly, even after this offering, these stockholders will have the ability to influence us through this ownership position and significantly affect the outcome of all matters requiring stockholder approval. For example, these stockholders may be able to significantly affect the outcome of elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act, or JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our common stock that is held by non-affiliates to exceed $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies and our financial statements may not be comparable to other public companies that comply with new or revised accounting pronouncements as of public company effective dates.

Further, even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company” which would allow us to take advantage of many of the same exemptions from disclosure requirements including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. In connection with this offering, we intend to begin the process of documenting, reviewing, and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act, which will require annual management assessment of the effectiveness of our internal control over financial reporting. We have begun recruiting additional finance and accounting personnel with certain skill sets that we will need as a public company.

Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes, and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price and make it more difficult for us to effectively market and sell our service to new and existing customers.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which will require, among other things, that we file with the Securities and

Exchange Commission, or the SEC, annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and The Nasdaq Global Select Market to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Emerging growth companies are permitted to implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of this legislation for as long as we are permitted to do so. Once we become required to implement these requirements, we will incur additional compliance-related expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to continue to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our net loss and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

The dual class structure of our common stock may limit your ability to influence corporate matters and may limit your visibility with respect to certain transactions.

The dual class structure of our common stock may also limit your ability to influence corporate matters. Holders of our common stock are entitled to one vote per share, while holders of our non-voting common stock are not entitled to any votes. Nonetheless, each share of our non-voting common stock may be converted at any time into one share of our common stock at the option of its holder by providing written notice to us, subject to the limitations provided for in our amended and restated certificate of incorporation to become effective upon the completion of this offering. Immediately following this offering, entities affiliated with or managed by Baker Brothers Life Sciences, L.P. and Adage Capital Partners, LP will hold an aggregate of 6,409,519 shares of our non-voting common stock. At any time following completion of this offering, upon written notice, these entities could convert a portion of these shares of non-voting common stock into up to an aggregate of 9.98% of our shares of common stock. Upon 61 days’ prior written notice, these entities could convert all of their respective shares of non-voting common stock into shares of common stock, which would result in such entities holding approximately 27.2% of the voting power of our outstanding common stock following the completion of this offering. See “Description of Capital Stock—Common Stock and Non-Voting Common Stock.” Consequently, if holders of our non-voting common stock following this offering exercise their option to make this conversion, this will have the effect of increasing the relative voting power of those prior holders of our non-voting common stock, and correspondingly decreasing the voting power of the holders of our common stock, which may limit your ability to influence corporate matters. Additionally, stockholders who hold, in the aggregate, more than 10% of our common stock and non-voting common stock, but 10% or less of our common stock, and are not otherwise a company insider, may not be required to report changes in their ownership due to transactions in our non-voting common stock pursuant to Section 16(a) of the Exchange Act, and may not be subject to the short-swing profit provisions of Section 16(b) of the Exchange Act.

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares of common stock outstanding as of September 30, 2019, upon the closing of this offering we will have outstanding a total of 23,552,854 shares of common stock (including 6,409,519 shares of non-voting common stock). Of these shares, only the shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction in the public market immediately following this offering. The underwriters, however, may, in their sole discretion, permit our officers, directors and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

We expect that the lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under the 2019 Stock Option and Incentive Plan, or the 2019 Plan, will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

After this offering, the holders of 12,904,534 shares of our common stock (including 6,409,519 shares of non-voting common stock) will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up agreements described above. See “Description of Capital Stock—Registration Rights”. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to the 2019 Plan, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital may be needed in the future to continue our planned operations, including conducting clinical trials, commercialization efforts, expanded research and development activities and costs associated with operating a public company. To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to the holders of our common stock, including shares of common stock sold in this offering.

Pursuant to the 2019 Plan, certain amendments of which became effective on the business day prior to the public trading date of our common stock, our management is authorized to grant stock options to our employees, directors and consultants.

Initially, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2019 Plan is 2,342,288 shares. Additionally, the number of shares of our common stock reserved for issuance under the 2019 Plan will automatically increase on January 1 of each year, beginning on January 1, 2020 and continuing through and including January 1, 2029, by 4% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. Unless our board of directors elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution, which could cause our stock price to fall.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates or grant licenses on terms unfavorable to us.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws, which are to become effective at or prior to the closing of this offering, contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

•	a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

•	a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of our stockholders;

•	a requirement that special meetings of stockholders be called only by the chairman of the board of directors, the chief executive officer, or by a majority of the total number of authorized directors;

•	advance notice requirements for stockholder proposals and nominations for election to our board of directors;

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a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of the holders of not less than 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors;

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a requirement of approval of not less than 75% of all outstanding shares of our voting stock to amend any bylaws by stockholder action or to amend specific provisions of our certificate of incorporation; and

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the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These anti-takeover provisions and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

Our bylaws to be effective upon the consummation of this offering designate certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Pursuant to our amended and restated bylaws, to be effective upon the completion of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for state law claims for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws; (iv) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; or (v) any action asserting a claim governed by the internal affairs doctrine. This exclusive forum provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. In addition, our amended and restated bylaws will provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing provisions. We recognize that the forum selection clause in our bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clauses in our amended and restated bylaws may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and operating results.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•

the success, cost and timing and conduct of our clinical trial program, initially our planned Phase 1 clinical trial of DSG3-CAART, and our other product candidates, including statements regarding the timing of initiation and completion of the clinical trials and the period during which the results of the clinical trials will become available;

•

the timing of and our ability to obtain and maintain regulatory approval of our product candidates, including DSG3-CAART, MuSK-CAART and DSG3/1-CAART, in any of the indications for which we plan to develop them, and any related restrictions, limitations, and/or warnings in the label of an approved product candidate;

•	our plans to pursue research and development of other product candidates;

•	our plan to infuse our DSG3-CAART product candidate without lymphodepletion or other preconditioning agents initially in our planned Phase 1 clinical trial;

•	the potential advantages of our CABA platform and our product candidates;

•	the extent to which our scientific approach and CABA platform may potentially address a broad range of diseases;

•	the potential benefits and success of our arrangements with Penn and CHOP and our scientific co-founders, Drs. Milone and Payne;

•	our ability to successfully commercialize our product candidates, including DSG3-CAART and our other product candidates;

•	the potential receipt of revenue from future sales of DSG3-CAART and our other product candidates;

•	the rate and degree of market acceptance and clinical utility of DSG3-CAART and our other product candidates;

•	our estimates regarding the potential market opportunity for DSG3-CAART and our other product candidates, and our ability to serve those markets;

•	our sales, marketing and distribution capabilities and strategy, whether alone or with potential future collaborators;

•	our ability to establish and maintain arrangements or a facility for manufacture of DSG3-CAART and our other product candidates;

•

our ability to obtain funding for our operations, including funding necessary to initiate and complete our planned Phase 1 clinical trial of DSG3-CAART and our ongoing preclinical studies of MuSK-CAART, DSG3/1-CAART and FVIII-CAART;

•	the potential achievement of milestones and receipt of payments under our collaborations;

•	our ability to enter into additional collaborations with existing collaborators or other third parties;

•

our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates and our ability to operate our business without infringing on the intellectual property rights of others;

•	the success of competing therapies that are or become available, and our competitive position;

•	our expectations related to the use of proceeds from this offering;

•	the accuracy of our estimates regarding expenses, future revenues, capital requirements and needs for additional financing

•	the impact of government laws and regulations in the United States and foreign countries; and

•	our ability to attract and retain key scientific or management personnel.

In some cases, forward-looking statements can be identified by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section entitled “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market, and other data from our own internal estimates and research as well as from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties and are subject to change based on various factors, including those discussed under the section titled “Risk Factors” and elsewhere in this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of shares of our common stock in this offering will be approximately $66.2 million, or $76.6 million if the underwriters exercise in full their option to purchase additional shares, at the initial public offering price of $11.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

As of September 30, 2019, we had cash and cash equivalents of $71.0 million. We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

•	approximately $30.0 million for the advancement of DSG3-CAART, our lead product candidate, through completion of Phase A Dose Escalation of our planned Phase 1 clinical trial;

•	approximately $45.0 million for the discovery and preclinical advancement of our other product candidates;

•	approximately $25.0 million for expenses associated with research and development personnel;

•

approximately $15.0 million for technology transfer to contract development and manufacturing organizations and to advance plans to build our own manufacturing facility, pending receipt of clinical data; and

•	the remainder, if any, to fund working capital and other general corporate purposes.

Based on our current plans, we believe our existing cash, together with the net proceeds from this offering, will be sufficient to fund our operations through at least the first quarter of 2022.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. For example, we may use a portion of the net proceeds for the acquisition of businesses or technologies to continue to build our pipeline, our research and development capabilities and our intellectual property position, although we currently have no agreements, commitments or understandings with respect to any such transaction. We cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our research and development, the status of and results from non-clinical studies or clinical trials we may commence in the future, as well as any collaborations that we may enter into with third parties for our product candidates or strategic opportunities that become available to us, and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending our use of proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business, and therefore do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend on, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant. Investors should not purchase our common stock with the expectation of receiving cash dividends.

CAPITALIZATION

The following table sets forth our cash and restricted cash and total capitalization as of June 30, 2019:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 12,904,534 shares of common stock (including 6,409,519 shares of non-voting common stock) upon the completion of this offering and (ii) the filing and effectiveness of our amended and restated certificate of incorporation; and

•

on a pro forma as adjusted basis to give further effect to our sale and issuance of 6,800,000 shares of common stock in this offering, at the initial public offering price of $11.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Use of Proceeds,” “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2019
(in thousands, except share amounts)	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands)
Cash	$75,258	$75,258	$142,229

Convertible preferred stock, $0.00001 par value; 20,762,168 authorized, 19,356,835 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$97,954	$—	$—
Stockholders’ (deficit) equity:
Preferred stock, $0.00001 par value; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.00001 par value; 29,000,000 authorized, 3,848,320 issued and outstanding, actual; 143,590,481 authorized and 10,343,336 issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Non-voting common stock, $0.00001 par value; no shares authorized, issued or outstanding, actual; 6,409,519 authorized, issued and outstanding pro forma and pro forma as adjusted	—	—	—
Additional paid-in capital	—	97,954	164,118
Accumulated deficit	(21,994)	(21,994)	(21,994)

Total stockholders’ (deficit) equity	(21,994)	75,960	142,124

Total capitalization	$75,960	$75,960	$142,124

The table above excludes the following shares of common stock:

•	1,623,707 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2019, at a weighted average exercise price of $2.96 per share;

•	194,293 shares of common stock available for future issuance under our 2018 Stock Option and Grant Plan, or 2018 Plan, as of June 30, 2019;

•

2,342,288 shares of common stock that became available for future issuance under our 2019 Stock Option and Grant Plan, or 2019 Plan, upon the effectiveness of the registration statement of which this prospectus forms a part; and

•

234,229 shares of common stock that became available for future issuance under our 2019 Employee Stock Purchase Plan, or 2019 ESPP, upon the effectiveness of the registration statement of which this prospectus forms a part.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

As of June 30, 2019, our historical net tangible book value (deficit) was $(23.1) million, or $(5.99) per share of our common stock. Net tangible book value (deficit) per share represents our total tangible assets (total assets less intangible assets) less total liabilities and preferred stock, divided by the total number of our outstanding shares of common stock as of June 30, 2019.

Our pro forma net tangible book value as of June 30, 2019 was approximately $74.9 million, or $4.47 per share of pro forma common stock. Pro forma net tangible book value (deficit) per share represents the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the total number of outstanding shares of our common stock as of June 30, 2019, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock as of June 30, 2019 into an aggregate of 12,904,534 shares of common stock upon the completion of this offering (including 6,409,519 shares of non-voting common stock).

After giving effect to (i) the pro forma adjustments set forth above and (ii) the sale and issuance of 6,800,000 shares of common stock in this offering, at the initial public offering price of $11.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2019 would have been approximately $142.1 million, or $6.03 per share of our common stock. This represents an immediate increase in pro forma net tangible book value of approximately $1.56 per share to our existing stockholders and an immediate dilution of $4.97 per share to investors participating in this offering.

Dilution per share to investors participating in this offering is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by investors participating in this offering. The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their option to purchase additional shares):

Initial public offering price per share		$11.00
Historical net tangible book value per share as of June 30, 2019	$(5.99)
Increase in net tangible book value per share attributable to pro forma adjustments described above	10.46

Pro forma net tangible book value per share as of June 30, 2019	4.47
Increase in pro forma net tangible book value per share attributable to investors participating in this offering	1.56

Pro forma as adjusted net tangible book value per share immediately after this offering		6.03

Dilution in pro forma as adjusted net tangible book value per share to new investors participating in this offering		$4.97

If the underwriters exercise their option to purchase additional shares of common stock in full, our pro forma as adjusted net tangible book value per share after this offering would be approximately $6.21 per share, and the dilution in pro forma as adjusted net tangible book value per share to new investors participating in this offering would be $4.79 per share.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2019, the differences between the number of shares of common stock purchased from us, the total cash consideration and the average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering, at the initial public offering price of $11.00 per share, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing shares of common stock in this offering will pay an average price per share substantially higher than our existing investors paid.

	SHARES PURCHASED		TOTAL CONSIDERATION		AVERAGE PRICE PER SHARE
	NUMBER	PERCENT	AMOUNT	PERCENT
Existing stockholders	16,752,854	71.1%	$89,419,000	54.5%	$5.34
New investors participating in this offering	6,800,000	28.9%	74,800,000	45.5%	11.00

Total	23,552,854	100%	$164,219,000	100%	6.97

If the underwriters exercise their option to purchase additional shares in full, the number of shares of common stock held by existing stockholders will be reduced to 68.2% of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to 31.8% of the total number of shares of common stock to be outstanding after this offering.

The above discussion and tables are based on 3,848,320 shares of common stock issued and outstanding as of June 30, 2019 and gives effect to the conversion of all of our outstanding preferred stock into shares of our common stock (including non-voting common stock) upon the completion of this offering and excludes:

•	1,623,707 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2019, with a weighted average exercise price of $2.96 per share;

•	194,293 shares of common stock available for future issuance under our 2018 Plan as of June 30, 2019;

•	2,342,288 shares of common stock which became available for future issuance under our 2019 Plan upon the effectiveness of the registration statement of which this prospectus forms a part; and

•	234,229 shares of common stock which became available for future issuance under our 2019 ESPP upon the effectiveness of the registration statement of which this prospectus forms a part.

To the extent that outstanding options are exercised or shares are issued under our equity incentive plans, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

SELECTED FINANCIAL INFORMATION

The statements of operations and comprehensive loss data for the period from April 3, 2017 (inception) to December 31, 2017 and for the year ended December 31, 2018 and the balance sheet data as of December 31, 2017 and 2018 have been derived from our audited financial statements included elsewhere in this prospectus. The statements of operations and comprehensive loss data for the six months ended June 30, 2018 and 2019 and the balance sheet data as of June 30, 2019 have been derived from our unaudited financial statements included elsewhere in this prospectus and have been prepared on the same basis as the audited financial statements. In the opinion of management, the interim data reflect all normal recurring adjustments necessary for the fair presentation of the financial information in those statements. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and in the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of the results to be expected in the future, and results for the six-month period ended June 30, 2019 are not necessarily indicative of the results to be expected for the full year ending December 31, 2019.

	Period from April 3, 2017 (inception) to December 31, 2017	December 31, 2018	Six Months Ended June 30,
			2018	2019
	(in thousands, except share and per share data)
Statements of Operations Data:
Operating expenses:
Research and development	$—	$4,467	$639	$5,425
General and administrative	250	1,726	409	2,367

Total operating expenses	250	6,193	1,048	7,792
Loss from operations	(250)	(6,193)	(1,048)	(7,792)
Other income and (expense):
Interest income	—	235	27	902
Fair value adjustments on convertible notes	—	(6,244)	—	—

Net loss	(250)	(12,202)	(1,021)	(6,890)
Deemed dividend	—	—	—	(5,326)

Net loss to common stockholders	$(250)	$(12,202)	$(1,021)	$(12,216)

Net loss per share, basic and diluted(1)	$(0.18)	$(6.87)	$(0.43)	$(7.48)

Weighted-average shares used in computing net loss per share, basic and diluted(1)	1,368,390	1,775,468	2,365,967	1,632,524

Pro forma net loss per share, basic and diluted(1)		$(3.36)		$(0.84)

Weighted-average shares used in computing pro forma net loss per share, basic and diluted(1)		3,631,596		14,512,227

(1)

See Notes 2 and 10 to our audited financial statements and Notes 2 and 10 to our unaudited interim financial statements included elsewhere in this prospectus for a description of how we compute basic and diluted net loss per share and basic and diluted pro forma net loss per share, and the weighted-average number of shares used in the computation of these per share amounts.

	As of December 31,		As of June 30, 2019
	2017	2018
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1	$33,017	$75,258
Total assets	1	34,174	77,836
Working capital(1)	(249)	33,051	74,446
Total liabilities	250	943	1,876
Convertible preferred stock	—	43,921	97,954
Accumulated deficit	(250)	(12,452)	(21,994)
Total stockholders’ deficit equity	(249)	(10,690)	(21,994)

(1)

We define working capital as current assets less current liabilities. See our financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Selected Financial Information” and our financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled “Risk Factors,” our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. You should carefully read the section entitled “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section entitled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a clinical-stage biotechnology company focused on the discovery and development of engineered T cell therapies for B cell-mediated autoimmune diseases. Our proprietary technology utilizes CAAR T cells that are designed to selectively bind and eliminate B cells that produce disease-causing autoantibodies, or pathogenic B cells, while sparing normal B cells. Our lead CAAR T cell product candidate was designed based on or CAR T cell technology that has been successfully developed and is marketed for the treatment of B cell cancers. We believe our technology, in combination with our proprietary Cabaletta Approach for selective B cell Ablation platform, called our CABA platform, has applicability across over two dozen B cell-mediated autoimmune diseases that we have identified, reviewed and prioritized. In order to accelerate product development for our lead program and to access a proven cell therapy manufacturing platform, we have entered into a collaboration with Penn. We hold multiple agreements with Penn to develop CAAR T cell therapies for the treatment of these diseases. Our goal is to leverage our team’s expertise in autoimmunity and engineered T cell therapy and our collaboration with Penn to rapidly discover and develop our portfolio of CAAR T product candidates. Our initial focus is on pemphigus vulgaris, or PV, which is an autoimmune blistering skin disease. We submitted an IND to the FDA in August 2019. Our IND was accepted in September 2019, and we plan to advance our lead product candidate, DSG3-CAART, into a Phase 1 trial for the treatment of mucosal pemphigus vulgaris, or mPV, in 2020. We are also advancing additional product candidates currently in discovery-stage or preclinical development for the treatment of MuSK MG, mucocutaneous PV, or mcPV, and Hemophilia A with FVIII alloantibodies.

We were incorporated in April 2017. In August 2018, we entered into multiple agreements with Penn to develop the CAAR T technology to treat B cell-mediated autoimmune diseases. Our operations to date have been financed primarily by net proceeds of $86.4 million from the sale of convertible notes and convertible preferred stock. As of September 30, 2019, we had $71.0 million in cash and cash equivalents.

Since inception, we have had significant operating losses, much of which are attributable to research and development costs pursuant to sponsored research and research service agreements. Our net loss was $0.3 million for the period from April 3, 2017 (inception) through December 31, 2017, $12.2 million for the year ended December 31, 2018 and $6.9 million for the six month period ended June 30, 2019. As of June 30, 2019, we had an accumulated deficit of $22.0 million. Our primary use of cash is to fund operating expenses, which consist primarily of research and development expenditures and, to a lesser extent, general and administrative expenditures. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our accounts payable and accrued expenses. We expect to continue to incur net losses for the foreseeable future, and we expect our research and development expenses, general and administrative expenses, and capital expenditures will continue to increase. In particular, we expect our expenses to increase as we continue our development of, and seek regulatory approvals for, our product candidates, and begin to commercialize any approved products, as well as hire additional personnel, develop commercial infrastructure, pay fees to outside consultants, lawyers and accountants, and incur increased costs associated with being a public company such as expenses related to services associated with maintaining compliance with Nasdaq listing rules and SEC requirements, insurance and investor relations costs. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our clinical trials and our expenditures on other research and development activities.

Based upon our current operating plan, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents as of June 30, 2019, will enable us to fund our operating expenses and capital expenditure requirements through at least the first quarter of 2022. To date, we have not had any products approved for sale and have not generated any product sales. We do not expect to generate any revenues from product sales unless and until we successfully complete development and obtain regulatory approval for one or more of our product candidates, which we expect will take a number of years. If we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. As a result, until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through equity offerings, debt financings or other capital sources, including collaborations, licenses and other similar arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed or on favorable terms, if at all. Any failure to raise capital as and when needed could have a negative impact on our financial condition and on our ability to pursue our business plans and strategies. If we are unable to raise capital, we will need to delay, reduce or terminate planned activities to reduce costs.

Amended and Restated License Agreement with The Trustees of the University of Pennsylvania

In July 2019, we entered into the License Agreement with Penn and CHOP, which we refer to as the Institutions, pursuant to which we obtained (a) a non-exclusive, non-sublicensable, worldwide research license to make, have made and use products in two subfields of use, (b) effective as of October 2018, an exclusive, worldwide, royalty-bearing license, with the right to sublicense, under certain of the Institutions’ intellectual property to make, use, sell, offer for sale and import products in the same two subfields of use, and (c) effective as of October 2018, a non-exclusive, worldwide, royalty-bearing license, with limited rights to sublicense, under certain of Penn’s know-how to make, have made, use, sell, offer for sale, import and have imported products in the same two subfields of use. Our rights are subject to the rights of the U.S. government and certain rights retained by the Institutions.

Unless earlier terminated, the License Agreement will expire with respect to a product upon the later of (a) the expiration of the last to expire patent or patent application covering such product or (b) 10 years after the first commercial sale of such product. We may terminate the License Agreement in its entirety or on a subfield-by-subfield basis at any time for convenience upon a certain number of days’ written notice. Penn may terminate the License Agreement in its entirety or on a subfield-by-subfield basis for our uncured material breach, including for our failure to meet certain diligence obligations and milestone events. We, however, may extend the achievement date of any milestone event for an additional period of time by making a payment in a certain amount, subject to certain limitations in the number of times each event may be extended.

Sponsored Research Agreements

Penn

We have sponsored research agreements with Penn for the laboratories of Drs. Payne and Milone, who are also our scientific co-founders and members of our scientific advisory board. Under these agreements, we are committed to funding a defined research plan for three years through April 2021. The total estimated three-year cost of the two agreements is $8.5 million, which satisfies the $2.0 million annual obligation under the License Agreement.

The Regents of the University of California

In October 2018, we executed a research agreement with The Regents of the University of California. Under this agreement, we are committed to funding scientific research through October 2020 in an immaterial amount.

Master Translational Research Service Agreements

In October 2018, we entered into a Services Agreement with Penn pursuant to which Penn agreed to perform certain services related to the research and development of the technology licensed to us under the License Agreement, as well as certain clinical, regulatory and manufacturing services. The research and development activities are detailed in Penn organization-specific addenda that are separately executed. The Services Agreement will expire on the later of (i) October 19, 2021 or (ii) completion of the services for which we have engaged Penn under the Services Agreement. As of December 31, 2018, we had executed three project addenda and the three projects are anticipated to commence and conclude in 2019. In January 2019, we executed two additional project addenda under the Services Agreement for manufacturing and development work. The two projects are anticipated to commence in 2019. The manufacturing addendum is expected to occur through June 2020. The development addendum is expected to occur through December 2019.

Components of Operating Results

Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from the sales of products for several years, if at all. If our development efforts for our current or future product candidates are successful and result in marketing approval, we may generate revenue in the future from product sales. We cannot predict if, when or to what extent we will generate revenue from the commercialization and sale of our product candidates. We may never succeed in obtaining regulatory approval for any of our product candidates.

We may also in the future enter into license or collaboration agreements for our product candidates or intellectual property, and we may generate revenue in the future from payments as a result of such license or collaboration agreements.

Operating Expenses

Research and Development

Our research and development expenses include:

•	personnel costs, which include salaries, benefits and stock-based compensation expense;

•	expenses incurred under agreements with consultants, third-party contract organizations that conduct research and development activities on our behalf;

•	costs related to sponsored research service agreements;

•	costs related to production of preclinical and clinical materials, including fees paid to contract manufacturers;

•	laboratory and vendor expenses related to the execution of preclinical studies and planned clinical trials; and

•	laboratory supplies and equipment used for internal research and development activities.

We have not reported program costs since inception because historically we have not tracked or recorded our research and development expenses on a pre-clinical program-by-program basis. We use our personnel and infrastructure resources across the breadth of our research and development activities, which are directed toward identifying and developing product candidates.

We expense all research and development costs in the periods in which they are incurred. Costs for certain research and development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by Penn, our vendors and third-party service providers.

We expect our research and development expenses to increase substantially for the foreseeable future as we continue to invest in research and development activities related to developing our product candidates, including investments in manufacturing, as our programs advance and we conduct clinical trials. The process of conducting the necessary clinical research to obtain regulatory approval is costly and time-consuming, and the successful development of our product candidates is highly uncertain. As a result, we are unable to determine the duration and completion costs of our research and development projects or when and to what extent we will generate revenue from the commercialization and sale of any of our product candidates.

Because of the numerous risks and uncertainties associated with product development, we cannot determine with certainty the duration and completion costs of the current or future preclinical studies and clinical trials or if, when, or to what extent we will generate revenues from the commercialization and sale of our product candidates. We may never succeed in achieving regulatory approval for our product candidates. The duration, costs and timing of preclinical studies and clinical trials and development of our product candidates will depend on a variety of factors, including:

•	successful completion of preclinical studies and IND-enabling studies;

•	development of chemistry, manufacturing and controls, or CMC, processes and procedures for purposes of IND applications;

•	successful patient enrollment in, and the initiation and completion of, clinical trials;

•	receipt of regulatory approvals from applicable regulatory authorities;

•	establishing commercial manufacturing capabilities or arrangements with third-party manufacturers;

•	obtaining and maintaining patent and trade secret protection and non-patent exclusivity;

•	launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others;

•	acceptance of our product candidates, if and when approved, by patients, the medical community and third-party payors;

•	effectively competing with other therapies and treatment options;

•	a continued acceptable safety and efficacy profile following approval;

•	enforcing and defending intellectual property and proprietary rights and claims; and

•	achieving desirable medicinal properties for the intended indications.

We may never succeed in achieving regulatory approval for any of our product candidates. We may obtain unexpected results from our preclinical studies and clinical trials. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on others. A change in the outcome of any of these factors could mean a significant change in the costs and timing associated with the development of our current and future preclinical and clinical product candidates. For example, if the FDA or another regulatory authority, were to require us to conduct clinical trials beyond those that we currently anticipate will be required for the completion of clinical development, or if we experience significant delays in execution of or enrollment in any of our preclinical studies or clinical trials, we could be required to expend significant additional financial resources and time on the completion of preclinical and clinical development. We expect our research and development expenses to increase for the foreseeable future as we continue the development of product candidates.

General and Administrative Expenses

Our general and administrative expenses consist primarily of personnel costs, costs related to maintenance and filing of intellectual property, depreciation expense and other expenses for outside professional services, including legal, human resources, audit and accounting services. Personnel costs consist of salaries, benefits and stock-based compensation expense. We expect our general and administrative expenses to increase over the next several years to support our continued research and development activities, manufacturing activities, increased costs of operating as a public company and the potential commercialization of our product candidates. We anticipate our general and administrative costs will increase and with respect to the hiring of additional personnel, developing commercial infrastructure, fees to outside consultants, lawyers and accountants, and increased costs associated with being a public company such as expenses related to services associated with maintaining compliance with Nasdaq listing rules and SEC requirements, insurance and investor relations costs.

Other Income and (Expense)

Our other income and (expense) includes (i) interest income earned on cash reserves in our operating account; and (ii) fair value adjustments on convertible notes for which we have elected the fair value option of accounting.

Results of Operations for the six months ended June 30, 2018 and 2019

The following sets forth our results of operations for the six months ended June 30, 2018 and 2019:

	Six Months Ended June 30,
	2018	2019
	(in thousands)
Statements of Operations Data:
Operating expenses:
Research and development	$639	$5,425
General and administrative	409	2,367

Total operating expenses	1,048	7,792

Loss from operations	(1,048)	(7,792)
Other income and (expense):
Interest income	27	902

Net loss	$(1,021)	$(6,890)

Research and Development Expenses

Research and development expenses were $0.6 million for the six months ended June 30, 2018 as compared to $5.4 million for the six months ended June 30, 2019. The increase of $4.8 million in our research and development expenses period-on-period reflects that our principal operations did not commence until April 2018 when we entered into two SRAs with Penn. Specific increases in our research and development expenses period-on-period include:

•	$1.7 million for manufacturing of preclinical and clinical supplies;

•	$1.3 million of personnel costs, including $0.5 million of stock-based compensation expense;

•	$0.9 million with respect to sponsored research activities; and

•	$0.9 million of development services, including preclinical testing, clinical operations and regulatory.

	Six Months Ended June 30,
	2018	2019	Change
	(in thousands)
Sponsored research activities	$537	$1,466	$929
License of intellectual property	—	8	8
Manufacturing of preclinical and clinical supplies	—	1,652	1,652
Personnel	102	1,362	1,260
Development services	—	937	937

	$639	$5,425	$4,786

General and Administrative Expenses

General and administrative expenses were $0.4 million for the six months ended June 30, 2018 as compared to $2.4 million for the six months ended June 30, 2019. The increase of $2.0 million in our general and administrative expenses period-on-period includes:

•	$0.8 million increased costs of services, including legal, audit and accounting, public relations, recruiting and other consulting fees;

•	$0.9 million of increased costs related to personnel, including $0.3 million of stock-based compensation expense; and

•	$0.3 million increase in other general and administrative expenses.

Other Income and (Expense)

Other income or (expense) for the six month periods ended June 30, 2018 and 2019 comprises interest income which has increased $0.9 million deriving from our increased cash resulting from proceeds received from our issuances of our convertible notes in May 2018 and convertible preferred stock in October 2018 and January 2019.

Results of Operations for the period from April 3, 2017 (inception) to December 31, 2017 and year ended December 31, 2018

The following sets forth our results of operations for the period from April 3, 2017 (inception) to December 31, 2017:

	Period from April 3, 2017 (inception) to December 31, 2017	Year Ended December 31, 2018
	(in thousands)
Statements of Operations Data:
Operating expenses:
Research and development	$—	$4,467
General and administrative	250	1,726

Total operating expenses	250	6,193

Loss from operations	(250)	(6,193)
Other income and (expense):
Interest income	—	235
Fair value adjustments on convertible notes	—	(6,244)

Net loss	$(250)	$(12,202)

Research and Development Expenses

Research and development expenses were $0 for the period from April 3, 2017 (inception) to December 31, 2017, as our principal operations did not commence until April 2018 when we entered into two SRAs with Penn. Research and development expenses increased to $4.5 million for the year ended December 31, 2018 and include:

•	$2.0 million for sponsored research activities;

•	$1.2 million for the license of intellectual property from Penn in exchange for shares of our common stock;

•	$0.7 million for manufacturing of preclinical and clinical supplies;

•	$0.5 million of personnel costs, including $0.5 million of stock-based compensation expense; and

•	$0.1 million for services and other expenses.

	Period from April 3, 2017 (inception) to December 31, 2017	Year Ended December 31, 2018	Change
	(in thousands)
Sponsored research activities	$—	$1,985	$1,985
License of intellectual property	—	1,155	1,155
Manufacturing of preclinical and clinical supplies	—	722	722
Personnel	—	541	541
Services and other expenses	—	64	64

	$—	$4,467	$4,467

General and Administrative Expenses

General and administrative expenses were $0.3 million for the period from April 3, 2017 (inception) through December 31, 2017 related to services to us, comprised of:

•	$0.2 million of legal fees; and

•	$0.1 million in consulting and other services.

General and administrative expenses increased to $1.7 million for the year ended December 31, 2018, and were primarily comprised of:

•	$1.2 million for legal, accounting, consulting, recruiting and other services;

•	$0.4 million of personnel costs, including $0.2 million of stock-based compensation expense; and

•	$0.1 million for other general and administrative expenses.

Other Income and (Expense)

We had no other income or (expense) for the period from April 3, 2017 (inception) to December 31, 2017. Our other income and (expense) for the year ended December 31, 2018 includes:

•	interest income of $0.2 million earned on cash reserves in our operating account; and

•	fair value adjustments on our convertible notes for which we have elected the fair value option of accounting.

Liquidity and Capital Resources

Since our inception in April 2017 through June 30, 2019, our operations have been financed by proceeds of $86.4 million from the sale of convertible notes and our convertible preferred stock. As of September 30, 2019, we had $71.0 million in cash and cash equivalents. Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation.

We have incurred losses since our inception and, as of June 30, 2019, we had an accumulated deficit of $22.0 million. Our primary use of cash is to fund operating expenses, which consist primarily of research and development expenditures, and to a lesser extent, general and administrative expenditures. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable and accrued expenses.

Any product candidates we may develop may never achieve commercialization and we anticipate that we will continue to incur losses for the foreseeable future. We expect that our research and development expenses, general and administrative expenses, and capital expenditures will continue to increase. As a result, until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings or other capital sources, including potentially collaborations, licenses and other similar arrangements. Our primary uses of capital are, and we expect will continue to be, compensation and related expenses, third-party clinical research, manufacturing and development services, costs relating to the build-out of our headquarters, laboratories and manufacturing facility, license payments or milestone obligations that may arise, laboratory and related supplies, clinical costs, manufacturing costs, legal and other regulatory expenses and general overhead costs.

Based upon our current operating plan, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents as of June 30, 2019, will enable us to fund our operating expenses and capital expenditure requirements through at least the first quarter of 2022 from the date of this offering. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. We will continue to require additional financing to advance our current product candidates through clinical development, to develop, acquire or in-license other potential product candidates and to fund operations for the foreseeable future. We will continue to seek funds through equity offerings, debt financings or other capital sources, including potentially collaborations, licenses and other similar arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. If we do raise additional capital through public or private equity offerings, the ownership interest of our existing stockholders, including investors in this offering, will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our stockholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any failure to raise capital as and when needed could have a negative impact on our financial condition and on our ability to pursue our business plans and strategies. If we are unable to raise capital, we will need to delay, reduce or terminate planned activities to reduce costs.

Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical products, we are unable to estimate the exact amount of our operating capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:

•

the scope, progress, results and costs of researching, developing and manufacturing our lead product candidates or any future product candidates, and conducting preclinical studies and clinical trials;

•	the timing of, and the costs involved in, obtaining regulatory approvals or clearances for our lead product candidates or any future product candidates;

•	the number and characteristics of any additional product candidates we develop or acquire;

•	the timing of any cash milestone payments if we successfully achieve certain predetermined milestones;

•

the cost of manufacturing our lead product candidate or any future product candidates and any products we successfully commercialize, including costs associated with building-out our manufacturing capabilities;

•	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of any such agreements that we may enter into;

•	the expenses needed to attract and retain skilled personnel;

•	the costs associated with being a public company; and

•	the timing, receipt and amount of sales of any future approved or cleared products, if any.

Further, our operating plans may change, and we may need additional funds to meet operational needs and capital requirements for clinical trials and other research and development activities. We currently have no credit facility or committed sources of capital. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated product development programs.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

			Six Months Ended June 30,
	Period from April 3, 2017 (inception) to December 31, 2017	Year Ended December 31, 2018	2018	2019
	(in thousands)
Net cash provided by (used in):
Operating activities	$—	$(4,661)	$(1,686)	$(6,086)
Investing activities	—	—	—	(380)
Financing activities	1	37,677	12,535	48,707

Net increase in cash and cash equivalents	$1	$33,016	$10,849	$42,241

Operating Activities

During the period from April 3, 2017 (inception) through December 31, 2017, cash used in operating activities of $0 was attributable to a net loss of $0.3 million offset by a net change of $0.3 million in our net operating assets and liabilities.

During the year ended December 31, 2018, cash used in operating activities of $4.7 million was attributable to:

•	our net loss of $12.2 million;

•	largely offset by non-cash charges of $8.0 million for changes in fair value of our convertible notes, common stock issued for the Penn license and stock-based compensation charges; and

•	increased by the net change of $0.5 million in our net operating assets and liabilities.

During the six months ended June 30, 2018, cash used in operating activities of $1.7 million was attributable to:

•	our net loss of $1.0 million;

•	offset by non-cash charges of $0.1 million with respect to stock-based compensation charges; and

•	increased by the net change of $0.8 million in our net operating assets and liabilities.

During the six months ended June 30, 2019, cash used in operating activities of $6.1 million was attributable to:

•	our net loss of $6.9 million;

•	offset by non-cash charges of $0.9 million for stock-based compensation charges and depreciation; and

•	increased by the net change of $0.1 million in our net operating assets and liabilities.

Investing Activities

We had no investing activities during the period from April 3, 2017 (inception) through December 31, 2017, the year ended December 31, 2018 or the six months ended June 30, 2018. For the six month period ended June 30, 2019, we used $0.4 million of cash and cash equivalents in investing activities consisting of purchases of property and equipment.

Financing Activities

During the period from April 3, 2017 (inception) through December 31, 2017, cash provided by financing activities amounted to $1 thousand in the issuance of vested and non-vested, restricted common stock to our founders.

During the year ended December 31, 2018, cash provided by financing activities amounted to $37.7 million comprised of:

•	$12.5 million of proceeds upon the issuance of convertible notes in May 2018;

•	$12.6 million of proceeds on the milestone closing of the convertible notes and issuance of our Series A-1 convertible preferred stock in October 2018; and

•	$12.6 million net proceeds upon the issuance of our Series A convertible preferred stock in October 2018.

For the six months ended June 30, 2018, our financing activities provided $12.5 million of proceeds upon the issuance of convertible notes in May 2018.

For the six months ended June 30, 2019, our financing activities provided $48.7 million of proceeds upon the issuance of Series B convertible preferred stock in January 2019.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Research and Development Costs

We estimate costs of research and development activities conducted by service providers, which include activities under the License Agreement, the conduct of sponsored research, preclinical studies and contract manufacturing activities. We record the estimated costs of research and development activities based upon the estimated amount of services provided but not yet invoiced and include these costs in the accrued and other current liabilities or prepaid expenses on the balance sheets and within research and development expense on the statements of operations.

We estimate these costs based on factors such as estimates of the work completed and budget provided and in accordance with agreements established with our collaboration partners and third-party service providers. We make significant judgments and estimates in determining the accrued liabilities and prepaid expense balances in each reporting period. As actual costs become known, we adjust our accrued liabilities or prepaid expenses. We have not experienced any material differences between accrued costs and actual costs incurred since our inception.

Stock-based Compensation

We recognize compensation costs related to stock-based awards, including stock options and non-vested stock, based on the estimated fair value of the awards on the date of grant. We estimate the grant date fair value, and the resulting stock-based compensation, using the Black-Scholes option-pricing model, or Black-Scholes. The grant date fair value of the stock-based awards is generally recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the respective awards.

Black-Scholes requires the use of subjective assumptions to determine the fair value of stock-based awards. These assumptions include:

•

Fair Value of Common Stock—Historically, for all periods prior to this initial public offering, the fair value of the shares of common stock underlying our stock-based awards was estimated on each grant date by our board of directors. In order to determine the fair value of our common stock underlying option grants, our board of directors considered, among other things, valuations of our common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid.

•

Expected Term—The expected term represents the period that stock-based awards are expected to be outstanding. The expected term for option grants is determined using the simplified method. The simplified method deems the expected term to be the midpoint between the vesting date and the contractual life of the stock-based awards.

•

Expected Volatility—Since we have been a privately held company and do not have any trading history for our common stock, the expected volatility is estimated based on the average volatility for comparable publicly traded biotechnology companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their similar size, stage in the life cycle or area of specialty. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own stock price becomes available.

•	Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option.

•	Expected Dividend—We have never paid dividends on our common stock and have no plans to pay dividends on our common stock. Therefore, we used an expected dividend yield of zero.

The fair value of each of our awards for the period from April 3, 2017 (inception) through June 30, 2019 has been estimated using Black-Scholes based on the following assumptions:

Risk-free interest rate	1.82%—2.96%
Expected term (in years)	5.5—6.2
Expected volatility	70.3%—73.2%
Expected dividend yield	—%

We will continue to use judgment in evaluating the assumptions utilized for our stock-based compensation expense calculations on a prospective basis. In addition to the assumptions used in Black-Scholes, the amount of stock-based compensation expense we recognize in our financial statements includes stock option forfeitures as they occurred.

The following table details stock-based awards that we granted since inception:

Grant Date	Type of Award	Number of Shares Subject to Awards Granted	Per share Exercise Price or Purchase Price	Estimate of Common Stock Fair Value per Share on Grant Date
August 2017–January 2018	Restricted common stock and non-vested, restricted common stock	463,004	$0.00001	$0.00002—0.393	(1)
May 2018	Non-vested, restricted common stock	2,904,000	$0.00001	$0.74	(2)
October 2018	Options	911,351	$1.01	$2.40	(3)
November 2018	Options	60,002	$1.01	$2.40	(3)
January 2019	Options	139,282	$4.23	$5.18	(4)
February 2019	Options	64,888	$6.30	$6.30	(5)
March 2019	Options	128,762	$6.30	$6.30	(5)
May 2019	Options	133,713	$6.30	$6.30	(5)
June 2019	Options	185,709	$6.30	$6.30	(5)

(1)	De minimis value as principal operations had not yet commenced.
(2)

In connection with the issuance of convertible notes in May 2018, awards with respect to 2,904,000 shares of common stock issued in August 2017 were amended to include vesting provisions that require continued service to us in order to vest in those shares. As such, the modified shares of common stock became compensatory upon such modification. The fair value of each award on the modification date was determined to be $0.74 per share of common stock by calibrating to the recent convertible note issuance considering the maximum conversion price and the seniority of the convertible notes.

(3)

For purposes of measuring compensation for accounting purposes with respect to awards in October and November 2018 we performed a retrospective common stock valuation as of October 28, 2018 with the assistance of an independent third-party valuation specialist. In this retrospective valuation, we employed an OPM framework and utilized the back-solve method for inferring and allocating the equity value predicated on the sale of our Series A preferred stock. This method was selected as management concluded that the recent financing transaction was an arm’s-length transaction. Furthermore, as of the valuation date we were at an early stage of development and future liquidity events were difficult to forecast. Application of the OPM back-solve method involves making assumptions for the expected time to liquidity, volatility and risk-free rate and then solving for the value of equity such that value for the most recent financing equals the amount paid. In the October 28, 2018 retrospective valuation and for purposes of the OPM allocation of total equity value determined with reference to a recent financing transaction, we assumed a 71% volatility rate and a 1.3-year weighted average estimated term. We then reflected a discount for lack of marketability of 35% to arrive at a $2.40 per share valuation of our common stock.

(4)

For purposes of measuring compensation for accounting purposes with respect to awards in January 2019 we performed a retrospective common stock valuation as of January 2, 2019 with the assistance of an independent third-party valuation specialist. For our January 2019 valuation, the independent third-party valuation specialist used a hybrid back-solve method considering two scenarios in a Probability Weighted Expected Return Method, or PWERM, framework and using the OPM to allocate value in one of the scenarios. The scenarios included: a trade-sale scenario predicated on the arm’s-length capital raise that transpired just prior to the valuation date and an IPO scenario also based on the recent arm’s length transaction. Under the hybrid method, the per share value calculated under the two scenarios are weighted based on expected exit outcomes and the quality of the information specific to each allocation methodology to arrive at a final estimated fair value per share value of the common stock before a discount for lack of marketability is applied. For the January 2019 valuation we (i) assigned a 90% probability of occurrence to the trade-sale scenario, with a 75% volatility rate and a 1.6-year weighted average estimated term applied within the OPM, then reflected a discount for lack of marketability of 30%; and (ii) we assigned a 10% probability of occurrence to the IPO scenario, with a 30% discount rate and a 0.8-year estimated term to an IPO event, then reflected a discount for lack of marketability of 15%.

(5)

For our February 2019 valuation, the independent third-party valuation specialist used a hybrid back-solve method considering two scenarios in a PWERM framework and using the OPM to allocate value in one of the scenarios. The scenarios included: a trade-sale scenario predicated on the arm’s-length capital raise that transpired prior to the valuation date and an IPO scenario with reference to the same arms’ length capital transaction. Under the hybrid method, the per share value calculated under the two scenarios are weighted based on expected exit outcomes and the quality of the information specific to each allocation methodology to arrive at a final estimated fair value per share value of the common stock before a discount for lack of marketability is applied. For the February 2019 valuation, we: (i) assigned a 65% probability of occurrence to the trade-sale scenario, with a 76% volatility rate and a 1.6-year weighted average estimated term applied within the OPM, then reflected a discount for lack of marketability of 30%; and (ii) we assigned a 35% probability of occurrence to the IPO scenario, with a 30% discount rate and a 0.7-year estimated term to an IPO event, then reflected a discount for lack of marketability of 15%.

Historically, for all periods prior to this offering, the fair values of the shares of common stock underlying our stock-based awards were estimated on each grant date by our board of directors. In order to determine the fair value of our common stock, our board of directors considered, among other things, contemporaneous valuations of our common stock prepared by an independent third-party valuation specialist in accordance with the Practice Aid.

Given the absence of a public trading market for our common stock, our board of directors exercised their judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including contemporaneous valuations performed by an independent third party, our stage of development, important developments in our operations, the prices at which we sold shares of our preferred stock, the rights, preferences and privileges of our preferred stock relative to those of our common stock, actual operating results and financial performance, the conditions in the biotechnology industry and the economy in general, the stock price performance and volatility of comparable public companies, and the lack of liquidity of our common stock, among other factors. After the closing of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of the grant. Our board of directors intended all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the grant date.

In conducting the retrospective valuation, we and the independent third-party valuation specialist considered all objective and subjective factors that it believed to be relevant for each valuation conducted in accordance with the Practice Aid, including our best estimate of our business condition, prospects and operating performance at each valuation date. Other significant factors included:

•

the prices of our preferred stock sold to outside investors in arm’s-length transactions, and the rights, preferences and privileges of our preferred stock as compared to those of our common stock, including the liquidation preferences of our preferred stock;

•	our stage of development and business strategy and the material risks related to our business and industry;

•	the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of guideline companies;

•	our results of operations and financial position;

•	the composition of, and changes to, our management team and board of directors;

•	the lack of liquidity of our common stock;

•	any external market conditions affecting the life sciences and biotechnology industry sectors;

•	the likelihood of achieving a liquidity event for the holders of our common stock and stock options, such as an IPO, or a sale of our company, given prevailing market conditions; and

•	the state of the IPO market for similarly situated privately held life sciences companies.

The estimates of fair value of our common stock are highly complex and subjective. There are significant judgments and estimates inherent in the determination of the fair value of our common stock. These judgments and estimates include assumptions regarding our future operating performance, the time to completing an IPO or other liquidity event, the related valuations associated with these events, and the determinations of the appropriate valuation methods at each valuation date. The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. If we had made different assumptions, our stock-based compensation expense, net loss and net loss per share applicable to common stockholders could have been materially different.

Determination of the Fair Value of Convertible Notes, Series A-1 Convertible Preferred Stock and Series A-2 Convertible Preferred Stock

We have elected the fair value option for the accounting for our convertible notes issued in 2018. Fair value adjustments to the convertible notes are included in our other income and (expenses). The fair value of the initial closing of our convertible notes in May 2018 was determined to be equal to the proceeds of $12.5 million on issuance. The fair value of the convertible notes on conversion and of the milestone-based closing in October 2018 was determined to be equal to the value of our Series A-1 convertible preferred stock and Series A-2 convertible preferred stock into which the convertible notes were converted, which was determined to be $3.39 per share of Series A-1 convertible preferred stock and Series A-2 convertible preferred stock, using an OPM framework and utilized the back-solve method for inferring and allocating the equity value predicated on the concurrent sale of Series A convertible preferred stock. This method was selected as we concluded that the sale of the Series A convertible preferred stock was an arm’s-length transaction. Application of the OPM back-solve method involves making assumptions for the expected time to liquidity, volatility and risk-free rate and then solving for the value of equity such that value for the most recent financing equals the amount paid. The OPM allocation of total equity value was determined with reference to a recent financing transaction and we assumed a 71% volatility rate, a 1.3-year estimated term and a probability weighted average discount for lack of marketability of 35%.

Emerging Growth Company Status

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Recently Adopted Accounting Pronouncements

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): “Scope of Modification Accounting,” which provides guidance about which changes to the terms or conditions of a stock-based payment award require an entity to apply modification accounting in Topic 718. The amendments in this ASU should be applied prospectively to an award modified on or after the adoption date. This guidance was effective for all entities for annual periods and interim periods within those annual periods, beginning after December 15, 2017. We adopted ASU 2017-09 effective January 1, 2018, which did not impact our financial statements or financial statement disclosures.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), with guidance regarding the accounting for and disclosure of leases. The update requires lessees to recognize the liabilities related all leases, including operating leases, with a term greater than 12 months on the balance sheet. This update also requires lessees and lessors to disclose key information about their leasing transactions. This guidance will be effective for public companies for annual and interim periods beginning after December 15, 2018. For all other entities, including emerging growth companies, this standard is effective for annual reporting periods beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. Early adoption is permitted. We have yet to evaluate the effect that ASU 2016-02 will have on our financial statements or financial statement disclosures.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features; II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. Part I of this update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable noncontrolling interests. The amendments in Part II of this update do not have an accounting effect. For public business entities, the amendments in Part I of ASU 2017-11 are effective for fiscal years and interim periods within those years beginning after December 15, 2018. For all other entities, the amendments in Part I of this update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities, including adoption in an interim period. We are currently assessing the potential impact of adopting ASU 2017-11 on our financial statements and financial statement disclosures.

Contractual Obligations and Commitments

In February 2019, we entered into an operating lease agreement for new office space in Philadelphia, Pennsylvania. The lease term commenced in May 2019 and will expire in July 2022. The initial annual base rent is $0.3 million, and such amount will increase by 2% annually on each anniversary of the commencement date.

Our commitments include:

•	The License Agreement. Under the License Agreement, we are required to make milestone payments upon successful completion of certain development, regulatory and sales milestones on a target-by-target and country-by-country basis. The payment obligations under the License Agreement are contingent upon future events such as our achievement of specified development, regulatory and commercial milestones and we will be required to make development milestone payments and royalty payments in connection with the sale of products developed under the License Agreement. As of December 31, 2018, we were unable to estimate the timing or likelihood of achieving the milestones or making future product sales. We are also obligated to pay $2.0 million annually for three years beginning August 2018 for funding to the laboratories of Drs. Payne and Milone.

Under the License Agreement, we must use commercially reasonable efforts to develop and commercialize a product in each subfield. During the term of the License Agreement until the first commercial sale of the first product, we are obligated to pay Penn a non-refundable, non-creditable annual license maintenance fee of $10,000. We are required to pay certain milestone payments upon the achievement of specified clinical and commercial milestones. Milestone payments are reduced by a certain percentage for the second product that achieves a milestone, by an additional percentage for the third product that achieves a milestone, and so on, for each subsequent product that achieves a milestone. In the event that we are able to successfully develop and launch multiple products under the License Agreement, total milestone payments could approach $20.0 million. Penn is also eligible to receive tiered royalties at percentage rates in the low single-digits, subject to an annual minimum royalty, on annual worldwide net sales of any products that are commercialized by us or our sublicensees that contain or incorporate, or are covered by, the intellectual property licensed by us. To the extent we sublicense our license rights under the License Agreement, Penn would be eligible to receive tiered sublicense income at percentage rates in the mid-single to low double-digits. We have also entered into a subscription and technology transfer agreement with Penn, pursuant to which we will pay Penn an upfront subscription fee and a nominal non-refundable royalty on net sales of products, a portion of which will be credited toward milestone payments and royalties under this License Agreement. Technology transfer activities would be at our cost and subject to agreement as to the technology to be transferred.

•

Master Translational Research Services Agreement with Penn. Under the Services Agreement, we have contracted for additional research and development services from various laboratories within Penn. The Services Agreement will expire on the later of (i) October 19, 2021 or (ii) completion of the services for which we have engaged Penn under the Services Agreement. As of December 31, 2018, we had executed three project addenda with work expected to commence and conclude in 2019. In January 2019, we executed two further project addenda with work expected to commence in 2019 and conclude in 2020. In July 2019, we executed an additional project addendum with work expected to commence in 2019.

•

Sponsored Research Agreements. We have SRAs with Drs. Payne and Milone. Under the SRAs, we have committed to funding a defined research plan for three years through April 2021. We have estimated the three-year cost of the two SRAs to be $8.5 million, which satisfies the $2.0 million annual obligation under the License Agreement.

•	Research Agreement with The Regents of the University of California. Under the research agreement, we have committed to funding scientific research through October 2020 in an immaterial amount.

•

Research Service Agreement with the Children’s Hospital of Philadelphia. Under the research services agreement, we contracted for the manufacturing of preclinical study and clinical trial material through April 2019.

Off-Balance Sheet Arrangements

During the periods presented, we did not have, nor do we currently have, any off-balance sheet arrangements as defined under SEC rules.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities. We held cash and cash equivalents of $33.0 million as of December 31, 2018 and $71.0 million as of September 30, 2019. We generally hold our cash in interest-bearing money market treasury fund accounts. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. Due to the short-term maturities of our cash equivalents and the low risk profile of our investments, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our cash equivalents.

BUSINESS

Overview

We are a clinical-stage biotechnology company focused on the discovery and development of engineered T cell therapies for B cell-mediated autoimmune diseases. Our proprietary technology utilizes chimeric autoantibody receptor, or CAAR, T cells that are designed to selectively bind and eliminate B cells that produce disease-causing autoantibodies, or pathogenic B cells, while sparing normal B cells. Our lead CAAR T cell product candidate was designed based on chimeric antigen receptor, or CAR, T cell technology that has been successfully developed and is marketed for the treatment of B cell cancers. We believe our technology, in combination with our proprietary Cabaletta Approach for selective B cell Ablation platform, called our CABA platform, has applicability across over two dozen B cell-mediated autoimmune diseases that we have identified, reviewed and prioritized. In order to accelerate product development for our lead program and to access a proven cell therapy manufacturing platform, we have entered into a collaboration with the University of Pennsylvania, or Penn. We hold multiple agreements with Penn to develop CAAR T cell therapies for the treatment of these diseases. Our goal is to leverage our team’s expertise in autoimmunity and engineered T cell therapy and our collaboration with Penn to rapidly discover and develop our portfolio of CAAR T product candidates. Our initial focus is on pemphigus vulgaris, or PV, which is an autoimmune blistering skin disease. We submitted an Investigational New Drug application, or IND, to the U.S. Food and Drug Administration, or the FDA, in August 2019. Our IND was accepted in September 2019, and we plan to advance our lead product candidate, DSG3-CAART, into a Phase 1 trial for the treatment of mucosal pemphigus vulgaris, or mPV, in 2020. We are also advancing additional product candidates currently in discovery-stage or preclinical development for the treatment of muscle-specific kinase myasthenia gravis, or MuSK MG, mucocutaneous PV, or mcPV and Hemophilia A with Factor VIII, or FVIII, alloantibodies.

B cell-mediated autoimmune diseases occur when certain populations of B cells mistakenly produce autoantibodies, which are directed against specific healthy tissue or cells in the body. The presence of autoantibodies can manifest in a variety of autoimmune diseases and result in the destruction of healthy tissue in the body. Current treatment options for B cell-mediated autoimmune diseases are generally limited to corticosteroids and other generalized immunosuppressants that offer only temporary disease suppression, may require chronic, in-hospital administration and are associated with potentially life-threatening side effects. We believe the ideal therapy for B cell-mediated autoimmune diseases would selectively and completely eliminate the pathogenic B cells while sparing the body’s normal B cells.

We are pioneering the development of a new class of engineered T cell therapies that express CAARs to selectively engage and eliminate pathogenic B cells. Our CAARs build upon the scientific foundation of CARs, differing primarily in the use of the antigen rather than an antibody fragment, which enables the CAAR T cells to serve as a “decoy” for specific autoantibodies expressed on the surface of B cells. This allows these pathogenic B cells to engage with the CAAR T cells instead of benign antigens, resulting in their elimination. By harnessing the power of targeted cell therapy, we believe our CABA platform, as developed by our team, has the potential to be a one-time curative therapy that may be a safer and more effective and safer therapy option than current treatments. We have developed our CABA platform to inform product candidate development from scientific, clinical and commercial assessment through CAAR design. Using our CABA platform, we have identified and thoroughly evaluated over two dozen B cell-mediated autoimmune diseases that we believe will be amenable to treatment with the Cabaletta approach and have advanced several of our highest priority targets into discovery and preclinical testing.

Our current product candidate pipeline is illustrated below.

*	In our discovery stage, we perform epitope mapping and optimize CAAR construct and design.
**	May not be required if Phase 2 is a registrational clinical trial.

Our initial therapeutic focus is on PV, a chronic, autoimmune blistering skin disease that affects over 17,000 patients across the United States and over 25,000 patients across the European Union. The affected PV population in Asia is recognized to be significantly higher than in each of the United States and the European Union. Despite a current standard of care that includes corticosteroids and adjunctive immunosuppressive agents, PV remains associated with frequent recurrences as well as substantial morbidity and mortality. Our lead product candidate, DSG3-CAART, is being evaluated for the treatment of mPV, a subtype of PV that affects mucosal surfaces. mPV is caused by autoantibodies against the cell adhesion protein desmoglein 3, or DSG3. DSG3-CAART is designed to selectively target B cells expressing autoantibodies specific for DSG3, which may prevent these B cells from producing DSG3 antibodies that are the cause of mPV while preserving general B cell immune function. Our IND for DSG3-CAART was accepted by the FDA in September 2019. Our next PV-directed product candidate, DSG3/1-CAART, is being designed to target B cells expressing autoantibodies against DSG3 and desmoglein 1, or DSG1. It is being developed for the treatment of mucocutaneous PV, or mcPV, another subtype of PV that affects both mucosal and skin surfaces and is caused by autoantibodies against DSG3 and DSG1, respectively.

Our second product candidate, MuSK-CAART, is designed to treat a subset of patients with myasthenia gravis, or MG. MG is an autoimmune disease induced by autoantibodies targeting the neuromuscular junction, or NMJ, which can lead to life-threatening muscle weakness. Our product candidate targets B cells expressing autoantibodies against a transmembrane protein, muscle-specific kinase, or MuSK, and is being developed for the treatment of MuSK MG.

We are also pursuing development of an additional product candidate, FVIII-CAART, which is being designed to treat a subset of patients with Hemophilia A, an X-linked bleeding disorder caused by mutations in the FVIII gene. While our CABA platform is primarily focused on the treatment of B cell-mediated autoimmune diseases, we believe our approach may be applicable in other instances where B cell antibody production is implicated in response to exogenous FVIII, which is administered for the treatment of Hemophilia A. Specifically, we have identified an unmet need in cases where the immune system produces antibodies against exogenous antigens, which is known as an alloimmune response. Some patients receiving repeated administrations of exogenous FVIII will develop alloantibodies against the treatment, also known as inhibitors, neutralizing its therapeutic potential. Patients with FVIII alloantibodies may often require high-dose FVIII, immune tolerance induction with FVIII, agents that mimic FVIII or plasmapheresis to remove the FVIII alloantibodies. FVIII-CAART leverages a CAAR designed to target B cells expressing alloantibodies against

FVIII, and it is initially being developed as an adjunctive therapy for Hemophilia A patients who develop FVIII alloantibodies.

Our strategy is to build upon our first mover advantage in the field of cell therapy for B cell-mediated autoimmune diseases and further advance the discovery, development and commercialization of our CAAR T portfolio. Our scientific founders are leading experts in B cell-mediated autoimmune diseases and CAR T technology, and we are led by an experienced team with demonstrated success in discovering, developing, manufacturing, and evaluating novel cell therapy products in clinical trials. In addition, we have partnered our discovery and initial development efforts with Penn, a pioneer in cell and gene therapy with a proven track record of expertise in the translational research, clinical development and manufacturing of cell therapy products, in order to accelerate timelines for our first product candidate to enter clinical trials. To date, we have raised an aggregate of $88 million from leading investors including Adage Capital Partners, 5AM Ventures, Boxer Capital, LLC of Tavistock Group, Cormorant Asset Management, Deerfield Management and RedMile Group as well as Penn.

Our History and Team

Our scientific co-founders, Aimee Payne, M.D., Ph.D., and Michael Milone, M.D., Ph.D., began partnering at Penn in 2013 to combine Dr. Payne’s expertise in B cell-mediated autoimmune diseases with Dr. Milone’s deep and experienced insights into the design and implementation of CAR T products. Dr. Payne is a worldwide leader in characterizing B cell-mediated autoantibody repertoires in PV and other autoimmune diseases. Dr. Milone is a renowned scientist in CAR T therapy and was a co-inventor of and a key driver in the preclinical discovery and development efforts that yielded Kymriah, the first FDA-approved CAR T therapy for the treatment of B cell cancers. Dr. Payne’s laboratory surmised that by incorporating an antigen instead of an antibody fragment as the extracellular domain of the CAAR, specific pathogenic B cells could be targeted. This resulted in a collaboration between the two investigators to apply the scientific foundation of CAR T technology as it has been advanced by Drs. Payne and Milone in order to address B cell-mediated autoimmune diseases.

Their first scientific publication, “Reengineering chimeric antigen receptor T cells for targeted therapy of autoimmune disease” (Science, July 2016), attracted the attention of a colleague, Steven Nichtberger, M.D., who is an adjunct professor at the Wharton School at the University of Pennsylvania, teaching a class on biotech company formation, financing and leadership in the Vagelos Life Sciences & Management Program. Additionally, Dr. Nichtberger has experience creating and building companies, including a novel cellular therapy company, which required transferring the technology from an academic institution, establishing a research and development organization, hiring of manufacturing and quality teams, creating novel manufacturing processes, reaching agreement with the FDA on novel clinical development pathways and constructing a commercial-scale Good Manufacturing Practices, or GMP, facility that manufactured autologous cell therapy products for clinical trials. In 2017, based on over a year of interaction and discussions regarding the optimal strategy to advance the scientific opportunity into a commercially developed product portfolio that could offer potentially curative treatment options to patients, Drs. Payne, Milone and Nichtberger decided to launch Cabaletta Bio.

The longstanding and highly productive partnership between our co-founders has been complemented by additional management experience that brings a successful history of translating academic cellular therapy research from Penn and elsewhere into commercially sponsored clinical trials and the establishment of a GMP manufacturing facility and organization. Gwendolyn Binder, Ph.D., our Executive Vice President, Science and Technology, was an early member of the Translational Research Program Operations team at Penn for over five years and participated in the submission and acceptance of multiple INDs for novel engineered T cell therapy products. As part of the cell therapy organization at Penn, Dr. Binder partnered with Dr. Milone and others to drive the IND-enabling translational studies that facilitated the initial CAR T clinical trial in B cell cancers at Penn. Dr. Binder also built and led a clinical stage biotechnology company’s manufacturing operations and quality teams, including creation of a fully functioning commercial grade GMP facility. Dr. Binder also built the translational research program and ultimately led the company’s research organization.

Our Research and Manufacturing Collaboration with Penn

Our CABA platform has already produced multiple product candidates through our sponsored research agreements, or SRAs, with Penn for the laboratories of our scientific co-founders, Drs. Payne and Milone. Our continuing relationship with our scientific co-founders provides important guidance and insights to us. Our contractual relationship with Penn through ongoing licensing and research arrangements also provides important services around manufacturing supply.

In July 2019, we amended and restated our worldwide license agreement with Penn to develop our CAAR T technology to treat B cell-mediated autoimmune and alloimmune diseases. This license agreement provides us with access to multiple patent families covering CAAR T therapy as applied to the field of B cell-mediated autoimmune and alloimmune diseases and to the robust intellectual property portfolio created by Penn under these SRAs in this field. See “—Our Material Agreements—Amended and Restated License Agreement with Penn.”

Our ongoing collaboration with Penn is also based on a Master Translational Research Services Agreement, or Services Agreement, that we entered into in October 2018, along with multiple additional agreements under the Services Agreement to engage and partner in individual Penn entities, including cell product manufacturing, correlative research, vector manufacturing, clinical trial operations and protocol development. In addition to the Services Agreement, we have agreements in place with various functional areas and centers that provide additional resources to Penn as well as contractual commitments from Penn with the goal of providing the capacity to manufacture our lead product candidate, DSG3-CAART. Penn has also agreed to manufacture vector product for use in our clinical trials. Penn’s obligations are subject to certain limitations and termination rights. See “—Our Material Agreements—Master Translational Research Services Agreement with Penn”.

We believe Penn is uniquely suited to be our partner in our efforts to develop product candidates leveraging our CAAR T technology based on a decade of experience, including manufacturing and clinical support for approximately a dozen active cell therapy clinical trials. The original manufacturing process for the first FDA-approved CAR T therapy was developed at Penn before being transferred to Novartis Pharmaceuticals Corporation during late-stage clinical trials. We currently plan to leverage Penn’s experience, validated standard operating procedures, manufacturing facilities and staffing to accelerate initial development efforts for our lead product candidate.

Our Strategy

Our goal is to build upon our first mover advantage and expertise in cell therapies for B cell-mediated autoimmune diseases to accelerate the discovery, development and commercialization of our CAAR T cell therapies, with a focus on reliable manufacturing. We believe achieving this goal could result in potentially curative therapies for patients with unmet medical needs who suffer from certain B cell-mediated autoimmune diseases. To achieve this goal, key elements of our strategy include:

•

Achieving clinical proof-of-concept for our lead product candidate, DSG3-CAART in mPV, the first in a series of well-understood and validated B cell-mediated autoimmune diseases for which we are developing CAAR T cell product candidates. It is well-established that the presence of DSG3 autoantibodies and DSG3 autoantibody producing B cells in patients are both necessary and sufficient to cause mPV in the vast majority of cases. We believe our biologic understanding coupled with the well-understood clinical signs, symptoms and natural course of the disease, identify mPV as a model disease to evaluate our CAAR T approach. In addition, we have made significant investment in the design and development of DSG3-CAART, generating a lead candidate that has demonstrated robust target engagement and no off-target toxicities in preclinical studies. Taken together, our Phase 1 clinical trial evaluating DSG3-CAART for the treatment of mPV represents an optimal first opportunity to establish initial clinical proof-of-concept of our CABA platform.

•	Leveraging our CABA platform to identify optimal targets for the CAAR T approach and apply learnings from DSG3-CAART to advance additional product candidates. Shortly after inception, we undertook a comprehensive review of all known B cell-mediated autoimmune diseases in order to evaluate and prioritize the opportunity for selective destruction of B cells in an effort to cure B cell- mediated autoimmune diseases. Central to this analysis were (i) scientific, clinical and commercial assessment, (ii) epitope mapping to determine regions targeted by autoantibodies, (iii) evaluation of the ability to optimize the CAAR construct and design with the goal of selectively ablating reactive B cells, and (iv) evaluation of existing or required development of new preclinical models and in vitro and in vivo clinical testing. As we performed this analysis of potential product candidates, we considered possible paths for clinical trial design and regulatory approval. This analysis incorporated the extensive learnings gleaned from years of effort devoted to development of DSG3-CAART. We prioritized the targets and since then have been focused on being first to discover and develop a series of products with each providing the potential for cure of an important B cell-mediated autoimmune disease in patients. We intend to continue to apply our proprietary learnings from DSG3-CAART, including scientific and regulatory learnings, to most effectively advance these additional opportunities. Preclinical studies that are generally similar to, and informed by, DSG3-CAART preclinical studies are actively ongoing with other CAAR T cell product candidates.

•

Expanding upon our established IP position and first mover advantage in CAAR T therapy targeted towards B cell-mediated autoimmune diseases. We are focused on protecting our intellectual property as we continue to pursue the development of future product candidates. We believe the issued U.S. patent on our initial CAAR constructs is the first patent covering cells engineered to express the known pathogenic epitopes recognized by DSG3 and DSG1 autoantibodies, which we are working to supplement with additional patent filings. The design of a broadly effective CAAR requires a deep understanding of the location of immunogenic epitopes targeted by autoantibodies, a competency that we believe we are uniquely positioned to utilize in product candidate development. We believe there is a particularly high value to the first mover advantage including, but not limited to, experience in discovery, preclinical development, regulatory efforts, intellectual property and insights from clinical trials that can be translated across programs.

•

Leveraging our cellular therapy experience and knowledge in addition to knowledge gained through our Penn collaboration to rapidly build our own fully-integrated internal infrastructure. We have differentiated expertise that we believe is uniquely suited for the continued buildout of our CABA platform specializing in B cell-mediated autoimmune diseases. Our scientific co-founders who initially developed our technology continue to collaborate closely with us through SRAs. In addition, our management team has a successful history of building the capabilities of cell therapy-based companies from the discovery and preclinical stage through Phase 3 readiness. In combination with our team, which possesses significant experience in executing on manufacturing strategies for cell therapy products, our partnership with Penn allows us to utilize their existing infrastructure, which accelerated our ability to submit our first IND. In parallel, we continue to build out an experienced team to manage the relationship with Penn while also developing and continuing to implement a path to our manufacturing independence. Ultimately, we intend to prepare and build our own manufacturing facility upon achieving sufficient initial clinical trial data for DSG3-CAART.

B Cell-Mediated Autoimmune Diseases: Overview and Current Treatment Paradigm

The body’s immune system, which is designed to protect the body from infection and cancer, includes B cells and T cells. B cells are responsible for producing antibodies against antigens that the body perceives as foreign whereas T cells are responsible for cell-mediated immunity. In the case of B cell-mediated autoimmune diseases, certain populations of the patient’s B cells mistakenly produce antibodies directed against normal tissues and cells, leading to disease. While these autoantibodies are the major effectors of B cell-mediated autoimmune diseases, the underlying root cause of each B cell-mediated autoimmune disease is the defective B cells that mistakenly make these pathogenic antibodies. These pathogenic B cells express autoantibodies on their surface with the same antigen specificity as the circulating pathogenic autoantibodies, which can be used to distinguish them from the healthy B cell population, as shown in the figure below.

Antibodies are B cell receptors that drive B cell maturation. CD19 serves as a B cell marker throughout the naïve B cell phase, while CD20 is a surface marker expressed later in B cell maturation. CAAR T is designed to eradicate antigen specific B cells and prevent their further development to antibody producing plasma cells. IgM: immunoglobulin M; IgD: immunoglobulin D; IgA: immunoglobulin A; sIg: surface immunoglobulin, representing the autoantibody on the B cell surface.

Current treatment options for autoimmune mediated diseases involve generalized immune suppression, achieved through corticosteroids, immunosuppressive medications and biologics. Most commonly, corticosteroids are used on both a chronic and acute basis to control disease, and act via a variety of mechanisms to control or downregulate multiple inflammatory pathways. In many cases, systemic immunosuppressive medications often used in chemotherapy such as mycophenolate, azathioprine and methotrexate, are added in an effort to minimize symptoms and manage the expected recurrences in patients. Biologic therapies have emerged as a new class of therapies and have a variety of targets including cytokines, B cells, and co-stimulation molecules. One particular biologic, rituximab, is an anti-CD20 antibody and is employed in multiple autoimmune diseases. Rituximab was approved by the FDA in 2018 for treatment of moderate to severe PV. Currently existing treatment options target parts of the immune system in addition to disease-causing B cells, and in general require chronic administration to reduce recurrence rates. We believe the ideal therapy in autoimmune diseases would completely and specifically eliminate the pathogenic B cells while sparing the immune cells that protect against infection, without requiring chronic administration.

Our Approach

Using our CABA platform, we are developing engineered T cell therapy candidates that express CAARs, which serve as “decoys” for antibodies expressed on the surface of B cells. We believe these CAARs enable the T cells to specifically engage and eliminate pathogenic B cells while sparing normal T cells. By harnessing the power of cell therapy, our technology has the potential to overcome the ability of these B cells to evade elimination and thus lead to durable responses. Our CAAR T platform is based on the foundation of established CAR T therapeutics, differing primarily in their use of the antigen rather than an antibody fragment to target pathogenic B cells. We believe our technology has broad applicability and we are building a portfolio of product candidates for B cell-mediated autoimmune diseases.

Background: CAR T Cells

Engineered T cell therapy is a type of immunotherapy in which human T cells are genetically modified to express specific receptors, enabling the T cells to recognize and eliminate pathogenic cells.

A key application of engineered cell therapy involves the use of CARs, which are engineered molecules that enable T cells to identify specific antigens present on the surface of diseased cells. When expressed on the patient’s T cells, the CAR directs the T cells to kill cells that express a particular antigen. These CAR-expressing T cells, or CAR T cells, can proliferate, generating memory CAR T cells.

Many companies are using CAR T technology to develop therapies for the treatment of B cell cancers. Several drug candidates have demonstrated clinical success, leading to the first FDA regulatory approvals of CAR T therapies for certain B cell cancers. In these B cell cancers, CAR T therapy has resulted in complete remission of disease in many patients, even in cancer patients with severe, refractory disease. Despite success in treating certain B cell cancers, we believe that CARs have not yet been developed or evaluated as a treatment option for other types of B cell-mediated autoimmune diseases in patients.

Our Technology: CAARs

Our CAAR T platform builds upon the scientific foundation of CARs to enable targeted B cell elimination in an autoimmune setting, which may lead to complete and durable remission of disease while sparing all other B cell populations that can provide beneficial immunity from infection.

The co-stimulatory domain and the signaling domain of both a CAR T cell and CAAR T cell carry out the same activation and cytotoxic functions once the engineered cell therapy engages a B cell. Our CAAR T cells differ from CAR T cells primarily in the extracellular targeting domain. Our CAAR T cells incorporate the relevant parts of the autoantigen that is subject to attack in autoimmune disease, as shown in the figure below.

Key differences between CAR T (left) vs. CAAR T therapy (right). A CAR T cell typically contains a signaling domain and a co-stimulatory domain and incorporates antibody fragments that recognize CD19, a specific antigen present in both leukemia cells and healthy B cells. In contrast, a CAAR T cell typically contains an antigen as its targeting domain rather than an antibody fragment. The antigen recognizes the specific, pathogenic antibody along with the limited population of B cells that produce the antibody. The model CAAR T cell depicted here contains an identical signaling domain and a co-stimulatory domain. The primary difference between a CAR T cell and a CAAR T cell is the target domain expressed on the cell surface. The example shown demonstrates the pan-B cell ablation that happens when targeting the B cell lineage marker, CD19, and the highly selective pathologic B cell targeting approach of CAAR T.

Potential Advantages of CAAR T Cell Therapy in B Cell-Mediated Autoimmune Diseases

In contrast to currently available therapies for B cell-mediated autoimmune diseases, based on observations of CAR T activity in refractory B cell cancers, we believe a single CAAR T treatment could potentially offer complete and durable remission of certain specific B cell-mediated autoimmune diseases while leaving the humoral, or bodily fluid, antibody-producing immune system intact. We believe our CAAR T cells can recognize the specific autoantibodies that are responsible for causing an underlying disease and kill the cells that express the autoantibodies on their surface. As a result, we believe CAAR T cell therapy used in B cell-mediated autoimmune disease has the potential for durable elimination of pathogenic B cells and an associated elimination of clinical recurrences with an improved adverse event, or tolerability, profile relative to the current standard of care.

Enhanced target specificity and preservation of humoral immune system

Preservation of the humoral immune system represents a potentially meaningful benefit over existing CD19- or CD20-targeting methods for B cell ablation, as patients would be less susceptible to infection throughout the remainder of their lives and would not require chronic in-hospital treatment with intravenous immunoglobulin, or IVIG, or other prophylactic therapies. Additionally, because self-reactive B cells make up only 0.01% to 1% of the normal B cell population, we believe the risk of on-target toxicity may be reduced compared to systemically immunosuppressive medications that non-specifically weaken the immune system. Continued use of these drugs poses significant risks, such as the potential for fatal infections due to the non-specific tempering of the immune system related to the complete depletion of CD20+ or CD19+ B cells.

Potential for complete, long-lasting elimination of pathogenic B cells

The current standard of care for B cell-mediated autoimmune disease displays limited and transient therapeutic benefit while also weakening the humoral immune system. We believe our CAAR T cells have the potential to eliminate the reactive, antibody-producing B cells that are ultimately responsible for disease, while sparing normal B cells. The curative potential of CAAR T cells would be consistent with clinical findings from use of CAR T products in B cell cancers and would be a significant improvement relative to the current standard of care for certain B cell-mediated autoimmune diseases.

While CAR T has demonstrated significant clinical success in B cell cancers, cancer cells employ a variety of mechanisms to evade detection by targeting immune cells, and antigen escape poses a significant risk of failure for CAR T cell treatment in oncology. Antigen escape in CAR T treatment occurs when the antigen that the CAR T cell targets is lost from the malignant cell. Clinically, this results in response rates that decline from an initial complete response level of about 80% to approximately 50% over a period of years.

We believe this risk of antigen escape is reduced in our setting as mechanisms to evade CAAR T therapy would involve B cell receptor down-regulation or mutation such that antigen specificity is lost. We believe that the implication of this is that the mutated B cell would no longer produce autoantibodies that recognize the antigen and therefore should no longer be pathogenic. We also believe that a single infusion of CAAR T cells has the potential for curative effects due to either complete ablation of pathogenic cells or production of memory CAAR T cells.

Our CABA Platform

Our team has developed our CABA platform to inform product candidate development from indication selection through preclinical studies. Using our CABA platform, our team has identified our highest priority target indications following a rigorous analysis of B cell-mediated autoimmune diseases. A deep understanding of the antigenic epitopes targeted in these diseases is required to design and construct a successful CAAR. Our scientific founders have studied B cell repertoires for many years in the context of PV. Their expertise is essential to provide insights and guidance regarding our portfolio of products. We leverage the experience and insight gained from the development of each product candidate to improve the efficiency of our CABA platform in evaluating additional potential product candidates.

Scientific, Clinical and Commercial Assessment

Through broad literature review and consultation with internal and external experts, we have identified and continue to monitor the universe of diseases where pathogenic B cells are implicated in disease pathophysiology. From this set of possible indications, our team then evaluates each disease based on numerous criteria, which include, but are not limited to:

Biologic Opportunity for Cure

•	the presence of the antibody is well established in patients with the clinical manifestations of the disease;

•	the identified antibody has been shown to be necessary and sufficient in causing clinical disease;

•	there is a correlation between antibody titer and disease activity;

•	B cell-depleting therapies are shown or believed to be effective in treating the disease;

•	the antibody repertoire has been or can be characterized for the disease;

Identifiable and Underserved Patient Populations

•	a routine and established antibody test exists or can be developed for diagnosis and biomarker assessment;

•	the clinical course and severity of the disease warrant a cellular therapy despite current standard of care;

•	products in development do not have the potential to materially improve outcomes versus the current standard of care;

Evaluation of Preclinical and Clinical Development Pathway

•	preclinical in vitro and in vivo models exist or can be developed; and

•	potential clinical trial designs and endpoints appear reasonable and achievable.

In addition to assessing the underlying biologic and clinical rationale for each potential target, we also assess commercial feasibility of CAAR T therapy in various B cell-mediated indications. As part of this assessment, we evaluate the direct lifetime drug and overall healthcare costs due to the burden from the disease, including the costs of managing potential adverse effects from existing standard of care compared to the potential CAAR T therapy.

We perform this rigorous and detailed conceptual analysis to enable us to be thorough and thoughtful before committing significant resources to a program. We believe this analysis allows us to prioritize and advance potential product candidates through the CABA platform with a higher degree of confidence and a higher probability of success.

Epitope Mapping

Epitope mapping involves identifying specific sites on the antigen that are responsible for binding to the antibody of interest. This step is required in order to facilitate an understanding of CAAR design and feasibility. An understanding of the locations of the key immunogenic epitopes on the antigen heavily informs the potential feasibility of a CAAR. With an understanding of these epitopes, we then leverage our cell therapy expertise to design the CAAR construct.

CAAR Construct / Design

Our scientists and collaborators design and create multiple CAAR constructs following completion of epitope mapping, which are tested against the antibody or antibodies of interest. The goal in CAAR design is to maximize the inclusion of known immunogenic epitopes on the antigen while also optimizing the size of the construct to improve the ability of the CAAR to bind to the antibody. Determining the location of antigen expression and if there are other antigens that may unintentionally cross-react with the CAAR will also inform CAAR design and feasibility. The size of the antigen will also determine whether a CAAR can be designed based on the size constraints of the delivery system. Once we have designed and developed optimal CAAR constructs, we test them in a variety of in vitro and in vivo studies.

In Vitro and In Vivo Testing

In vitro preclinical testing is focused on establishing the specificity and activity of the potential CAAR T cell product candidate against B cells expressing known pathogenic target antibodies. Specificity is evaluated against non-target membrane proteins that may be expressed on other cells, with specific focus against any proteins that are known to bind to the antigen presented on the CAAR. CAAR T function is tested in the presence and absence of soluble, or free, antibodies isolated from patients, since these antibodies may enhance or inhibit CAAR T cell function. Where relevant animal models exist, the CAAR T cell product candidate is tested in one or more models to address specific questions around safety and the ability of the potential product candidate to reduce disease activity in vivo.

Pipeline

We are developing a portfolio of CAAR T cell product candidates for the treatment of B cell-mediated autoimmune diseases. Our lead product candidate, DSG3-CAART, targets B cells that express pathogenic autoantibodies against the DSG3 protein, which cause mPV. The publication of the first in vivo evaluation of activity and toxicity of the candidate in an animal model was followed by additional preclinical studies to support our IND submission. Our IND was accepted by the FDA in September 2019 and we plan to open the first clinical trial site for our DSG3-CAART product candidate in 2020. Our next PV-directed product candidate, DSG3/1-CAART, targets B cells that give rise to pathogenic autoantibodies against either the DSG3 or DSG1 protein, which cause mcPV, and could address a broader PV population. Our second product candidate, MuSK-CAART, targets B cells that give rise to pathogenic autoantibodies against the MuSK receptor in patients with MG. An additional product candidate, FVIII-CAART, targets B cells that produce alloantibodies against exogenous FVIII in Hemophilia A patients who consequently require repeated and increased exogenous FVIII administration. We are exploring additional CAAR T cell product candidates that will focus on patients with B cell-mediated autoimmune diseases with well-defined antibody targets.

The chart below shows our CAAR T cell product candidates currently under development:

*	In our discovery stage, we perform epitope mapping and optimize CAAR construct and design.
**	May not be required if Phase 2 is a registrational clinical trial.

Our Product Candidates

DSG3-CAART for Mucosal PV

Our lead product candidate, DSG3-CAART, is a CAAR T cell therapy expressing DSG3 antigen epitopes as the extracellular domain of a chimeric immunoreceptor, and is designed to enable specific cytotoxicity toward B cells with DSG3 autoantibody targeting abilities. We believe this strategy has the potential to enable direct elimination of DSG3 autoantibody memory B cells and indirect elimination of DSG3-specific short-lived plasma cells that produce the pathogenic autoantibodies.

Scientific, Clinical and Commercial Assessment

PV is a potentially fatal, chronic autoimmune disease characterized by acantholysis, which is the loss of adhesion between cells of the skin or mucous membranes. Desmosomes are a collection of proteins that provide the structure for epithelial cells to connect with each other. PV results when specific pathogenic autoantibodies disrupt desmosomes by targeting DSG3 and/or DSG1, which are proteins that are part of the desmosomes. These autoantibodies cause the upper layer of the epidermis to split away from its base resulting in characteristic erosions and blisters. Widespread damage to the skin and mucous membranes increases susceptibility to life-threatening systemic infections. PV has two major subtypes:

•	mPV—Characterized by DSG3 autoantibodies only, affecting only mucosal surfaces—accounts for approximately 25% of PV

•	mcPV—Characterized by DSG3 autoantibodies and DSG1 autoantibodies, affecting both mucosal and cutaneous surfaces—accounts for approximately 75% of PV

The presence of DSG-specific antibodies is 98% to 100% sensitive and specific in identifying patients with PV. Based on a published consensus document, these antibodies have been deemed both necessary and sufficient to cause the disease. Thus, in the absence of DSG autoantibodies, PV generally does not occur. In mPV, patients will typically develop painful skin blisters on their mucosal membrane surface, including mouth, nose, throat, genitals, and other orifices, often leading to an inability to eat, drink and function normally. The pathogenic

DSG3 autoantibody is made by a specific small number of aberrant B cells, which express the DSG3 autoantibody on their surface. An overview of mPV and mcPV is provided in the figure below.

Visual evidence of clinical manifestations of PV. (Left panel) Inside of cheek of a patient with mPV, showing sloughing mucosa and blistering. (Right panel) Back of a patient showing cutaneous skin blistering and sloughing in a patient with mcPV. Image credit: D@nderm.

Like most autoimmune diseases, the current standard of care for PV relies on general immune suppression, which is often transiently effective but can lead to severe infection, potentially resulting in hospitalization and death. First-line therapy for PV typically consists of corticosteroids in moderate to high doses in combination with the anti-CD20 monoclonal antibody rituximab where clinically appropriate. Second-line therapy focuses on the several systemically immunosuppressive medications such as mycophenolate, azathioprine and methotrexate. Additional options used in the acute setting with severe disease presentation include plasmapheresis, or infusions of intravenous immunoglobulin.

B cell depletion with rituximab was approved by the FDA for the treatment of PV in 2018 and is playing an increasing role as part of the standard of care because it has proven to be one of the more effective therapies for PV. However, data suggest that a significant number of patients treated with rituximab will relapse with or without chronic therapy. Despite the recent approval for use as an adjuvant therapy with corticosteroids in PV, rituximab has several limitations in terms of efficacy, safety and convenience. Rituximab treatment frequently results in relapse, which is reduced but still occurs despite chronic treatment every six months in PV. It does not specifically target the pathogenic B cells, but rather it depletes all CD20-expressing B cells, which leads to an ongoing risk of severe infection and death. As such, there remains not only an unmet medical need in PV, but also a need for safer therapies that can provide a reliable, durable and complete remission off of all other medications.

There are several emerging therapies also being developed for the treatment of PV, which are being evaluated in late-stage clinical trials. These therapies provide important alternative therapeutic options for patients; however, we believe based on early published data that these therapies are unlikely to be curative and do not specifically ablate autoantibody producing B cells.

Epitope Mapping

DSG3 consists of five extracellular cadherin, or EC, domains as shown schematically in the figure below. Since T cell activation depends on the intermembrane distance of the immunologic synapse, we tested different combinations of ECs for expression in primary human T cells using DSG3 fragments as the extracellular domain as shown in the figure below.

Image showing the naturally occurring DSG3 protein and the five EC domains. (B) The CAAR constructs that were evaluated in preclinical studies, containing the whole or subsets of the DSG3 protein. The transmembrane and intracellular signaling domains are identical to those in the CART19 studies published by Penn.

CAAR Construct / Design

The DSG3 EC1-5 CAAR was minimally functional, likely due to the extracellular domain being too large to enable CAAR function or aggregation of the CAAR on the T cell surface. The CAAR designs with either DSG3 EC1-3 or DSG3 EC1-4 showed interferon-gamma production after exposure to the target cells, demonstrating specific cytotoxic activity across targets. In addition, no cytokine production was detected after exposure to cells that did not express surface immunoglobulins or other non-target cells.

The DSG3 EC1-3 was not effective against one target cell known to bind to the DSG3 EC3-4 domain. Together, this data suggests that the DSG3 EC1-4 CAAR is the optimal construct to balance activity while retaining the ability to target locations of known pathogenic antibodies, as shown in the figures below.

Cytotoxicity assay to assess killing activity of DSG3 CAART. Negative control is a CAR T with an antibody fragment attached to the extracellular domain. * indicates construct that was selected for further development. E:T ratio = effector to target ratio.

In Vitro Studies

A variety of in vitro studies were conducted to evaluate DSG3-CAART from a preclinical activity and toxicity perspective. These studies included an evaluation of DSG3-CAART against proteins that are known to bind the DSG3 antigen, a screen of DSG3-CAART against an array of other membrane proteins and a set of studies designed to evaluate the potential effects of soluble DSG3 antibodies against DSG3-CAART. The results of these studies are summarized below.

Evaluation of DSG3-CAART reactivity against known DSG3 binding proteins. The DSG3 antigen presented on the extracellular domain of DSG3-CAART may naturally bind proteins in the body. These proteins may bind to and activate DSG3-CAART, potentially causing toxicity. The native binding proteins for DSG3 are the desmocollin proteins, which are important for cell adhesion in the skin and mucosa. We performed a variety of studies to test whether DSG3-CAART recognizes and activates the desmocollin proteins. Epithelial cells isolated from various primary organ systems that express some level of desmocollin proteins were screened. Potential DSG3-CAART activity was evaluated through the detection of cytokines released against each cell type and cytotoxicity. The data demonstrated an absence of inflammatory T cell cytokines after being exposed to these cells, indicating an absence of T cell activation. No cytotoxicity was detected except at very high, non-pharmacologically feasible doses. Collectively, we believe there is sufficient evidence to suggest that the DSG3 protein in the context of a CAAR does not interact with desmocollin proteins.

Evaluation of DSG3-CAART off-target binding against membrane proteins. A membrane protein array was utilized to screen the DSG3-CAART extracellular domain against 5,300 membrane proteins, which encompass the approximate number of membrane proteins contained in the human genome. The confirmatory screen yielded no off-target signals, except for one weak signal against a protein that is known to bind to glycoproteins, and which was detected in both the test and control conditions. Further evaluation of this protein in cell-based assays indicated that DSG3-CAART does not recognize and activate against this protein.

Evaluation of the effect of soluble antibodies on DSG3-CAART function. We expect that circulating antibodies may prompt an active immune response against treatment with CAAR T cell therapy. These antibodies can induce proliferation of DSG3 CAAR T cells but also could neutralize the cells. In our preclinical in vitro studies, we observed that while DSG3 antibodies may have a variable effect on CAAR function, there was no systematic effect to enhance or reduce CAAR function. These dynamics were evaluated in a series of in vitro studies as follows:

•

Soluble DSG3 antibodies were added to CAAR T cell cytotoxicity assays, at a range of concentrations likely to be encountered in patients, to assess the impact on CAAR function. In all cases when the CAAR T cells were tested in the presence of soluble DSG3 antibodies, they retained their killing function. In addition, the presence of antibodies did not demonstrate a systematic effect to enhance or reduce the CAAR T cells’ cytotoxic ability. Therefore, we believe that removal of circulating soluble DSG3 antibodies from patients prior to infusions may not be necessary to enable potential benefit.

•

Monoclonal DSG3 antibodies with an enhancing effect were evaluated in combination with PV patient serum to assess their impact on DSG3 CAAR T cell division and stimulation of cytokine production. Monoclonal DSG3 antibodies were capable of inducing DSG3 CAAR T cell division and stimulated production of moderate levels of cytokine production, as measured by interferon gamma. Therefore, we believe the presence of DSG3 autoantibodies in patients may contribute to the DSG3 CAAR T cell population expansion post-infusion.

•	Antibodies purified from PV patients were added to DSG3 CAAR T cells at a range of concentrations known to commonly occur in patients in order to evaluate the extent to which patient serum may activate CAAR T cells. These antibodies induced a dose dependent increase in interferon gamma.

•

Off-target toxicity may also be seen due to antibody-mediated bridging of DSG3 CAAR T cell cytotoxicity against hematopoietic cells that express receptors designed to bind to antibodies, known as Fc receptors. To evaluate this, we loaded DSG3 antibodies onto cells expressing antibody-binding receptors, and evaluated the ability of DSG3 CAAR T cells to bind and activate against these targets in vitro. No evidence of cytotoxicity was observed, suggesting the potentially low risk of off-target killing mediated by this mechanism.

In Vivo Studies

To evaluate DSG3-CAART in vivo, three murine models were used. These models were designed to: directly compare the potency of DSG3-CAART in comparison with CART19 cells; evaluate the potential for on-target skin toxicity; and measure the activity of DSG3-CAART in the presence of polyclonal soluble DSG3 antibodies.

•

Evaluation of potency of DSG3-CAART in a human B cell tumor line compared to CART19 cells. This B cell model contained genetically-modified B cells to express DSG3 antibodies on the cell surface in addition to luciferase, a bioluminescence marker, and allowed evaluation of DSG3-CAART’s ability to engage and kill B cells that express the pathogenic antibody. CART19 cells were used as a positive control in this model as the B cells express CD19 on their cell surface. In this model, DSG3-CAART was found to result in a similar reduction of B cells compared to the CART19 cells.

•

Evaluation of on-target skin toxicity mediated by DSG3-CAART. A human skin-xenografted model was used to evaluate the potential skin toxicity of DSG3-CAART by evaluating if the extracellular domain would react with desmocollin proteins, which are the known target for DSG3. These results were compared directly to a positive control CAR T expressing a DSG3 specific antibody as an extracellular domain. In this model, we observed the absence of skin toxicity mediated by the DSG3-CAART cells compared to the positive control, which did demonstrate skin toxicity.

•

Evaluation of DSG3-CAART in the presence of soluble antibodies. We also tested a model where mice have circulating DSG3 antibodies to mimic the situation in PV patients. In this model, the DSG3 antibodies have well-defined and different epitopes with varying affinities, which may reflect the potential breadth of B cell targets that could be encountered in PV patients. The mice were then treated with DSG3-CAART, which was compared to non-CAAR expressing T cells. In this model, we observed amelioration of disease (see figure A below), reduction of DSG3 antibody titers (see figure B below), as well as control of the pathogenic B cells (see figure C below), by DSG3-CAART. We believe these results show the functional activity of DSG3-CAART in the presence of soluble antibody, which is further illustrated in the figures below.

Histology showing DSG3 CAAR maintaining normal epithelial cell structure in treated animals.

OD450 is a proxy measure for serum DSG3-ELISA in this assay. * indicates statistically significant reduction in DSG3 serum antibody level in DSG3-CAART treated mice. P value is < 0.05. *** indicates statistically significant increase in DSG3 serum antibody level in the negative control CAR treated group. P value is < 0.001. p-value is a statistical calculation that relates to the probability that the difference between groups happened by chance, with a p-value of less than 0.05, or less than 5% probability that the difference happened by chance, generally being used as the threshold to indicate statistical significance.

Total flux is a quantitative measure of cell bioluminescence, which approximates cell activity in this assay.

Clinical Development Plan

We submitted an IND to the FDA for a Phase 1 trial of DSG3-CAART in August 2019, which was accepted in September 2019. We expect the DSG3-CAART trial will be designed as a Phase 1, open-label trial to assess the safety and tolerability of various dosing regimens of DSG3-CAART in the treatment of subjects with active mPV. DSG3-CAART will be administered by intravenous infusion, using a fractionated-dose infusion scheme of escalating numbers of DSG3-CAART cells for the initial cohorts in the first phase. This dosing scheme is designed to reduce the potential risks associated with acute infusion-related toxicities while preserving potential benefit for subjects by allowing a total infused dose that we believe is large enough to be potentially therapeutic based on prior CAR T trials.

We expect the trial will have three phases:

•	Phase A: Fractionated dose escalation

•	Phase B: Fractionation reduction at the selected dose

•	Phase C: Expansion phase at the selected dose and administration scheme

In Phase A, the split dose uses dose fractionation to accommodate a low number of cells in the first infusion while still advancing the dose within the cohort up towards and spanning the range of cell doses that have been therapeutic in past gene-engineered T cell therapy trials. In Phase B, the dose selected from Phase A will be delivered in a decreasing number of dose fractionations to determine the dose fractionation strategy. In Phase C, subjects will be enrolled at the dose and fractionation, as determined in Phase A and B, to generate additional safety and outcome data to support the rationale for and design of future clinical trials.

Patients are eligible to be enrolled if they have a confirmed diagnosis of mPV based on biopsy for histology and positive DSG3 ELISA; active disease at screening; elevated DSG3 by ELISA; and previously been inadequately managed by, or refractory to, or relapsed after, or with contraindications to or intolerance of at least two prior systemic therapies. The primary objective of the trial is to evaluate the safety of DSG3-CAART cells, and secondary objectives include evaluating the initial signs of target engagement.

We believe the risk of cytokine release syndrome, or CRS, a potentially life-threatening toxicity that has been observed after treatment with some types of immunotherapy, may be reduced with our CAAR T cells, due to its correlation with target burdens. In the context of treating cancer, the target cell population consists of all B cells (healthy and cancerous), whereas our CAAR T cells only target the small subset of disease-causing reactive B cell population. In a clinical trial, while the possibility of cytokine release resulting from strongly activating soluble antibody cannot be ruled out, to date we have not observed any evidence of it in preclinical studies.

We currently expect to enroll our first subject in the Phase 1 clinical trial of DSG3-CAART in 2020. We currently plan to communicate top-line three-month tolerability data on no less than a cohort basis. The primary endpoint of the study is the incidence of adverse events within three months of DSG3-CAART infusion, including dose limiting toxicity defined as occurring within 28 days of infusion. The FDA has requested and we have agreed to provide data on the subjects dosed in Phase A of our Phase 1 trial of DSG3-CAART prior to dosing subjects in Phase B. The FDA has communicated that the dosing of subjects in cohort Phase B1 is not subject to review of Phase A data and that they will provide feedback, if any, in a timely manner. In addition, we plan to report on acute tolerability data on no less than a cohort basis, which is defined to include adverse events within ten days following DSG3-CAART infusion. We believe the ten-day timeframe appropriately covers the period of time when one would expect onset of CRS in most subjects. We also currently intend to communicate serious adverse events once we have sufficient understanding of the events, if they materially change timelines or the trial design.

We also expect to provide updates from time-to-time related to target engagement in subjects receiving DSG3-CAART typically only once data is available for a full cohort. Although possible but not expected in the lower dosing cohorts, we believe target engagement could be observed if anti-DSG3 autoantibody titer falls within six months after DSG3-CAART infusion in addition to other parameters of engraftment and target engagement that will be monitored regularly. Clinical responses, including improvement or resolution of mucosal lesions and absence of new lesions will also be evaluated.

DSG3/1-CAART for mcPV

Scientific and Commercial Assessment

Our next PV product candidate, DSG3/1-CAART, is being designed to target DSG3 and/or DSG1 autoantibodies on pathogenic B cells that cause mcPV. mcPV is the most severe and most common subtype of PV and affects approximately 75% of PV patients. While mPV is caused by DSG3 autoantibodies, mcPV involves autoantibodies to both DSG3 and DSG1, resulting in the additional involvement of skin erosion and blistering. Similar to mPV, mcPV is typically treated with immune suppression, which has a high rate of relapse and potential for hospitalizations and fatal infections.

Epitope Mapping

DSG1 consists of five EC domains, with all known pathogenic epitopes occurring in the DSG1 EC1-4 domains. Similar to development of DSG3-CAART, we tested different combinations of DSG1 ECs for expression in primary human T cells using DSG1 fragments as the DSG1 EC domains. Given prior development of DSG3 CAAR, we leveraged those findings in the design of our DSG1 CAAR.

CAAR Construct / Design

We also tested multiple combinations of EC domains of DSG1 CAAR administered alone and in combination with the DSG3 EC1-4 CAAR to evaluate for cell-surface expression of the CAAR along with the potency and breadth of target cell killing. In this setting, the DSG1 EC1-4 CAAR showed robust and specific cytotoxicity towards all known pathogenic epitopes.

In Vitro Studies

CAAR development for mcPV, based on the targeting of DSG3- and/or DSG1-specific B cells, has shown promising preclinical results. DSG1 CAAR T cells specifically killed DSG1-specific B cells in vitro. In addition, we observed that with a 1:1 mixture of DSG3 and DSG1 CAAR T cells had killing capabilities without synergistic or antagonistic effect.

In Vivo Studies

The activity and toxicity of DSG3 and DSG1-CAAR T cells was evaluated using human skin xenografts in comparison with anti-CART19 cells, which are known from human clinical trials not to cause direct skin toxicity. A 1:1 mixture of DSG3 and DSG1 CAAR T cells did not show off-target toxicity in vivo.

Development Plan

From a regulatory and clinical trial design perspective, we anticipate many of the elements incorporated into the planned DSG3-CAART trial will carry over to DSG3/1-CAART. We plan to evaluate the initial cohorts of patients from the planned DSG3-CAART trial to evaluate for safety and evidence of target engagement prior to proceeding with an IND submission for DSG3/1-CAART. We believe that, because mcPV is the most prevalent subset of PV and the patients are generally followed by the same subspecialists, it will allow for a wider patient pool eligible for a clinical trial. We anticipate the DSG3/1-CAART clinical trial protocol will have a significant amount of overlap with the DSG3-CAART protocol, but it will be informed by clinical data from the early cohorts in the DSG3-CAART trial. We further anticipate being able to use the same centers from the DSG3-CAART Phase 1 clinical trial to enroll patients for the DSG3/1-CAART clinical trials.

Currently, we are evaluating advanced manufacturing technologies that would potentially allow us to administer DSG3/1-CAART as a single product rather than requiring separate administration. The size of the DSG3/1 product candidate will likely require us to incorporate additional technologies to accommodate the size of the final CAAR construct. An evaluation of potential technologies to achieve this objective is ongoing. Upon completing the evaluation of these manufacturing technologies, we expect to conduct additional in vitro and in vivo studies using the combined product. While a product that administers a DSG3 CAAR and DSG1 CAAR as two separate products may be feasible, we believe that there would be significant advantages to developing a combined product from a regulatory and commercial perspective.

MuSK-CAART for MuSK Myasthenia Gravis

Scientific, Clinical and Commercial Assessment

MG is an autoimmune disease induced by autoantibodies targeting the neuromuscular junction, or NMJ, which can lead to life-threatening muscle weakness. Generalized MG, or gMG, is characterized by profound muscle weakness throughout the body, resulting in motor impairment, disabling fatigue, shortness of breath due to respiratory muscle weakness and episodes of respiratory failure.

gMG affects approximately 65,000 to 70,000 patients in the United States. The majority of patients who develop gMG have autoantibodies against some part of the NMJ that are known to be pathogenic. 80% to 90% of patients with gMG have autoantibodies against the acetylcholine receptor, or AchR, detectable in their serum. Approximately 6% to 7.5% of patients with gMG have autoantibodies against MuSK, which is a different target on the surface of the muscle membrane.

Patients diagnosed with MuSK MG have a different recommended treatment course compared to patients with AchR MG. Importantly, many patients with MuSK MG respond poorly to cholinesterase inhibitors, which are often the first line of therapy in AchR MG. In that setting, patients with MuSK MG are typically started on corticosteroids in addition to one or more steroid-sparing immunosuppressive agents. Corticosteroids are tapered to the extent possible to prevent disease relapse, though many remain dependent on corticosteroid despite concomitant treatment with immunosuppressive medications. In the acute setting, plasmapheresis may be used to address severe disease. Rituximab is often considered as a second-line therapeutic option in patients with an inadequate response to initial immunosuppressive medications. Importantly, complement is not thought to be meaningfully implicated in the pathophysiology of MuSK MG, and complement inhibitors are not indicated for treatment of disease.

Epitope Mapping

The MuSK protein has a similar structure and size as compared to DSG3. MuSK contains four extracellular domains, as shown below:

Figure illustrating the extracellular domains of the wild-type MuSK protein.

Studies conducted in patients with MuSK MG have revealed that the autoantibodies may be against epitopes located in each of the extracellular domains for MuSK.

CAAR Construct and Design

With an understanding that pathogenic autoantibody epitopes may target any domain of MuSK, multiple MuSK CAAR candidates have been engineered that incorporate all extracellular domains. Each CAAR construct is being or will be tested in preliminary in vitro and in vivo experiments.

Development Plan

The initial in vitro studies with our MuSK-CAART product candidate are ongoing. We expect these studies to be followed by in vivo studies to evaluate toxicity of the MuSK-CAAR construct along with evaluation of target engagement. Data from preclinical in vitro studies evaluating MuSK-CAART activity was presented at the American Neurological Association annual meeting in October 2019. At the conference, data was presented showing that MuSK CAAR T cells containing the native MuSK extracellular domain were able to specifically kill B cells expressing anti-MuSK antibodies that target different MuSK epitopes. Additionally, MuSK CAAR T cells did not demonstrate cytotoxicity toward cells expressing LRP4, which is a different protein in the neuromuscular junction that can bind with MuSK in certain configurations. We plan to present preclinical data from in vivo studies in mice that evaluate the activity and tolerability of MuSK-CAART in MuSK in 2020.

FVIII-CAART for Hemophilia A with Factor VIII Alloantibodies

While our CABA platform is primarily directed towards the treatment of B cell-mediated autoimmune diseases, we believe the approach may be applicable in other instances where B cell antibody production is implicated. Specifically, we have identified an opportunity to apply the CABA platform to develop potential CAAR adjunctive therapies in cases where the immune system has or produces antibodies against potential therapies, which is known as an alloimmune response. These alloantibodies can prevent a particular therapy from being delivered effectively because the therapy is degraded by the immune response due to alloantibody binding. We believe our approach has the potential to address the alloantibody response by specifically ablating the B cells responsible for producing the alloantibodies through a similar mechanism seen in autoimmune disease. With the alloantibody producing cells ablated, the treatment could then be provided.

Scientific, Clinical and Commercial Assessment

Hemophilia A is an X-linked bleeding disorder caused by mutations in the FVIII gene resulting in a deficiency of functional FVIII, a critical factor in blood coagulation. It affects about 1:5,000 male births. Severe Hemophilia A, where FVIII levels are less than 1% of normal, accounts for about 60% of all cases and is characterized by frequent spontaneous bleeds. Currently, Hemophilia A is treated with FVIII replacement via intravenous administration.

The main complication of FVIII replacement therapy is that 20% to 30% of patients with severe disease develop neutralizing alloantibodies against the FVIII protein. These alloantibodies decrease the levels of FVIII and at high-titers, render attempts to replace or stimulate the production of FVIII ineffective. The risk of alloantibody development for patients with severe Hemophilia A is highest during their initial FVIII exposures. The standard treatment to reverse alloantibody formation consists of repeated high-dose infusions of FVIII, which has limited efficacy, a high cost and is difficult to titrate to an appropriate therapeutic level for the patient. We believe FVIII-CAART could be effective in addressing patients with Hemophilia A who have developed FVIII antibodies that require repeated, high-dose administrations of FVIII.

Epitope Mapping

The following image depicts FVIII, which is a large glycoprotein consisting of six domains that interact with each other to form the full complex.

Studies conducted in patients with Hemophilia A have revealed that acquired FVIII alloantibodies following exogenous FVIII administration are typically directed against A2, C1 and C2 domains of FVIII.

CAAR Construct and Design

Preliminary FVIII CAAR and CAAR-like constructs have been engineered that target parts, but not all, of the FVIII domains. Dr. Milone, one of our scientific co-founders, has led the development of one such construct.

Development Plan

Internally, we are conducting additional studies to optimize our FVIII-CAART development. The focus of these studies will be to fully characterize any additional pathogenic epitopes and construct a FVIII-CAART that includes additional FVIII domains. Given the size of the FVIII protein, this will likely require us to incorporate additional technologies to reduce the size of the final CAAR construct. An evaluation of potential technologies to achieve this objective is ongoing.

Manufacturing

Manufacturing Strategy

We intend to implement a three-stage plan that we believe will ultimately enable us to achieve manufacturing independence. Part of our strategy relies on engaging non-profit and commercial suppliers early and in a staged manner. We believe partnering with proven and reputable manufacturing partners will allow us to efficiently deploy financial and personnel resources. Stage 1 of this plan is in place and utilizes the deep expertise in cell and vector manufacturing from our partners at CHOP and Penn. This includes early development work, support of the DSG3-CAART IND, and cell and vector product manufacturing for our initial clinical trial of DSG3-CAART. We believe these facilities will allow us to move efficiently into clinical trials, but are not sufficient to support a commercial license.

Stage 2 of our plan is designed to engage partners who are qualified for manufacturing of vector at commercial grade and scale and cell therapy products. We are aware that changes in any manufacturing process or facility introduces regulatory and scientific risk to a development program, if the changes result in a product that is not comparable. We plan to mitigate these risks primarily in two ways:

1.	By securing contract development and manufacturing organizations, or CDMO, partners during Stage 2 of our manufacturing strategy early on for both vector and cell manufacturing. We plan to prioritize potential partners who are qualified to, and have an established track record of, the commercial production of vector and cell products. We believe this allows us to make one change in our supply partners during an early period of clinical development to facilitate in vitro comparability testing and clinical validation, prior to controlled clinical studies.

2.	By licensing the cell manufacturing process used for our planned Phase 1 DSG3-CAART first-in-human study from Penn. We believe this will provide time to enable us to understand the process used in order to reduce the chance of changes that may impact comparability.

In addition to Stage 2, and contingent on sufficient clinical evidence from our planned Phase 1 clinical trial for DSG3-CAART, we are further planning to pursue Stage 3 in manufacturing supply. During Stage 3, we plan to build, qualify and run our own manufacturing facility. We believe this additional stage will enable full control of continuous improvement, product development and commercial supply for products arising from our CABA platform. Our Chief Executive Officer and Executive Vice President, Science and Technology have both, in prior roles, built and led organizations that have constructed and commissioned cell therapy facilities.

Vector Manufacturing

The lentiviral vector that we plan to use in the initial subjects in our Phase 1 clinical trial for DSG3-CAART was manufactured at CHOP. We have also reserved multiple vector manufacturing slots at Penn, which we may use in our DSG3-CAART or subsequent clinical trials. In parallel, we are in discussions with multiple CDMOs to secure production slots for vector which may be used in our DSG3-CAART or subsequent clinical trials. We believe these efforts will provide us with sufficient clinical-grade vector to move forward with our anticipated clinical trials.

Cell Manufacturing

We have entered into a collaboration with the Clinical Cell and Vaccine Production Facility, or CVPF, at Penn, to provide focused scientific, technical and regulatory support for CAAR T cell manufacture. CVPF is accredited by the Foundation for the Accreditation of Cellular Therapy and is capable of and experienced at supporting manufacture for early-phase clinical trials of novel cell therapy products in first-in-man clinical trials. We expect to rely upon CVPF to provide initial Phase 1 clinical trial drug supply for DSG3-CAART. Penn’s manufacturing process for DSG3-CAART is directly related to the process developed at Penn for early clinical trials of CART19, which subsequently became known commercially as Kymriah. The process was later transferred to Novartis Pharmaceuticals Corporation and further modified for the Kymriah program.

As we scale our manufacturing of DSG3-CAART and our other product candidates to meet our expected needs for further clinical trials, we may or may not rely on Penn, but we also expect to rely on contract development and manufacturing organizations, or CDMOs, and other third parties for the manufacturing and processing of our clinical trial materials. Any CMO that we select will be subject to cGMP requirements. We believe the use of contract manufacturing for our pipeline programs will be cost-effective and allow us to rapidly prepare for clinical trials in accordance with our development plans. In preparation for this transition, we have engaged multiple third-party contractors to manufacture clinical grade viral vector used to deliver the applicable CAAR gene into the T cells. We have also initiated development work with certain contractors for cGMP and commercial vector production. We expect third-party manufacturers will be capable of providing and processing sufficient quantities of our product candidates to meet anticipated clinical trial demands and commercial need.

Once we have sufficient clinical data from subjects in our DSG3-CAART study, we intend to begin the process of engineering and then establishing our own commercial scale GMP-compliant manufacturing facility. We believe this will allow us to enhance supply chain control, increase supply capacity and help ensure clinical and commercial demand for our pipeline programs is met in the event that DSG3-CAART receives marketing approval. Informed by our experience in building cell therapy facilities and creating supply chains, we plan to develop a robust supply chain with alternative sources to maintain continuous supply. In parallel with these activities, we are evaluating and executing proof-of-concept studies to test advanced manufacturing and automation technologies to continuously improve the manufacturing process and meet commercial and scalability targets.

Commercialization

Our aim is to become a fully integrated cellular therapy company in order to improve the lives of patients with B cell-mediated autoimmune diseases. We have designed a strategic approach to move forward with our lead product candidate, DSG3-CAART, while at the same time having a number of product candidates in development. The product candidates from our CABA platform address clinical indications where there is a compelling opportunity to improve clinical outcomes in comparison with the current standard of care in an easily identified patient population. Our initial product candidates are focused on rare disease populations where we believe there is potential to commercialize independently. This is due to a concentration of treatment paradigms and limited but easily identified patient populations. Our plan is to focus commercialization and launch efforts initially in the United States, and eventually in the European Union and Asia-Pacific geographies.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong focus on intellectual property. We face competition from many different players, including large and specialty pharmaceutical and biotechnology companies, academic research organizations and governmental agencies. Any therapeutic candidates we successfully develop and commercialize will compete with the existing standard of care as well as any novel therapies that may gain regulatory approval in the future.

Existing treatment options for PV are limited. Rituximab, marketed by Roche Holding AG, is the first drug to have received approval for PV in the United States in over 60 years. In Europe, the approved therapies for PV are corticosteroids, azathioprine and rituximab. Other standard of care treatments include various immunosuppressants and intravenous immunoglobulin infusions given monthly or on another periodic chronic basis. Additionally, multiple biopharmaceutical companies have therapies in clinical development. We are aware that Affibody AB, Alexion Pharmaceuticals, Inc., argenx SE, Immunovant, Inc., Momenta Pharmaceuticals, Inc., Novartis Pharmaceuticals Corporation, Ono Pharmaceutical Co., Ltd., Principia Biopharma Inc., Rubius Therapeutics, Inc., among others, are developing treatments for PV.

Competition in the MuSK MG autoimmune space is currently dominated by the current standard of care, rituximab. A second approved approach to treating patients is IVIG, which is available through CSL Behring LLC, Grifols, S.A., and Mitsubishi Tanabe Pharma Corporation. Additionally, multiple biopharmaceutical companies have therapies in clinical development. We are aware that argenx SE, BioMarin Pharmaceutical Inc., Catalyst Partners, Inc., CuraVac, Inc., GlaxoSmithKline PLC, Millennium Pharmaceuticals, Inc. (subsidiary of Takeda Pharmaceutical Company Limited), Novartis Pharmaceuticals Corporation, and Ra Pharmaceuticals, Inc., among others, are developing drugs that may have utility for the treatment of MuSK MG.

Multiple therapies are approved or in development for the treatment of Hemophilia A patients who develop alloantibodies against FVIII. Standard of care is typically immune tolerance induction, or ITI, therapy with higher doses of FVIII. Available treatments for those who do not respond to ITI include anti-inhibitor coagulation complexes, recombinant factor VIIa, and bispecific factor IXa- and factor X-directed antibodies. Companies who market products or are developing product candidates within these categories of medicine include Catalyst Pharmaceuticals, Inc., Novo Nordisk A/S, OPKO Health, Inc., Roche Holding AG and Takeda Pharmaceutical Company. In addition, we are aware that Alnylam Pharmaceuticals, Inc., Apitope Technology Ltd., Bayer AG, GC Pharma (formerly known as Green Cross Corporation), Idogen AB, Novo Nordisk A/S and Pfizer Inc., Sanofi, Spark Therapeutics, Inc., and uniQure N.V. are developing product candidates with other mechanisms that have the potential to treat Hemophilia A patients with FVIII alloantibodies.

We believe we are the first and only company developing CAAR T drug candidates for the treatment of B cell-mediated autoimmune diseases. However, despite the significant differences in discovery, development and target populations between oncology and autoimmune targets, we recognize that companies with an investment and expertise in CAR T cell development for oncology indications could attempt to leverage their expertise into B cell-mediated autoimmune disease-affected populations. We are aware of biotechnology companies that are exploring other methods of engineering T cells for the treatment of autoimmune conditions. Companies that are developing drug candidates for autoimmune diseases using either traditional CAR T or CAR T regulatory cell approaches include Atara Biotherapeutics, Inc. and Sangamo Therapeutics, Inc. In addition, some biotechnology companies are engineering red blood cells to incorporate self-antigens with the goal of tolerizing the immune system to treat autoimmune and alloimmune conditions; these companies include Rubius Therapeutics, Inc. and SQZ Biotechnologies Co.

Our belief is that the majority of products currently under development will not be direct competitors to our products. Current standard of care therapy, and other most products in development, require repeated administration of an oral or intravenous drug that often produces an incomplete response or is effective for a limited period of time prior to patient relapse. While these products may be used prior to our products or used in addition to our products, we do not believe that the use will restrict the affected patient populations that we intend to target. Potential competition may arise from other cell therapy approaches that are or may be explored as a potential cure for indications we are currently targeting, but we believe we are currently well-positioned compared to our competitors.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industry may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Intellectual Property and Barriers to Entry

We strive to protect the proprietary technologies that we believe are important to our business, including pursuing and maintaining patent protection intended to cover our product candidates and their use, as well as other inventions that are important to our business. In addition to patent protection, we also rely on know-how, confidentiality agreements, invention assignment agreements and trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection, to develop and maintain our proprietary position. The confidentiality agreements are designed to protect our proprietary information and the invention assignment agreements are designed to grant us ownership of technologies that are developed for us by our employees, consultants or certain other third parties. We seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in our agreements and security measures, either may be breached, and we may not have adequate remedies. In addition, our trade secrets may otherwise become known or independently discovered by competitors.

Our commercial success depends in part upon our ability to obtain and maintain patent and other proprietary protection for commercially important technologies, inventions and trade secrets related to our business, defend and enforce our intellectual property rights, particularly our patent rights, preserve the confidentiality of our trade secrets and operate without infringing valid and enforceable intellectual property rights of others.

The patent positions for biotechnology companies like us are generally uncertain and can involve complex legal, scientific and factual issues. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued, and its scope can be reinterpreted and even challenged after issuance. As a result, we cannot guarantee that any of our product candidates will be protectable or remain protected by enforceable patents. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Any patents that we hold may be challenged, circumvented or invalidated by third parties.

As of July 1, 2019, our patent estate (all of which has been in-licensed) included one issued U.S. patent, seven pending U.S. patent applications, and 13 pending foreign patent applications. See “—Our Material Agreements—Amended and Restated License Agreement with Penn.”

With regard to our DSG3-CAART and DSG3/1-CAART product candidates, we have one issued U.S. patent with claims directed to a genetically modified cell containing a chimeric autoantibody receptor containing an extracellular domain containing DSG3, DSG1 or fragments thereof, which is scheduled to expire in 2035, without taking a potential patent term extension into account. We also have four pending U.S. patent applications and counterpart patent applications pending in Canada, China and Europe, which if issued, would be expected to expire in 2035. This patent family is owned by Penn and exclusively licensed to us in the field of the license.

With regard to our MuSK-CAAR T cell product candidate, we have one pending U.S. patent application and one pending International, or PCT, patent application, which if issued, would be expected to expire in 2039. This patent family is owned by Penn and exclusively licensed to us in the field of the license.

With regard to our FVIII-CAAR T cell product candidate, we have one pending U.S. patent application and counterpart patent applications pending in Australia, Canada, China, Europe, Japan, Korea, Mexico, New Zealand, and Russia, which if issued, would be expected to expire in 2037. This patent family is co-owned by Penn and CHOP and is exclusively licensed to us in the field of the license.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application.

In the United States, the term of a patent covering an FDA-approved drug may be eligible for a patent term extension under the Hatch-Waxman Act as compensation for the loss of patent term during the FDA regulatory review process. The period of extension may be up to five years beyond the expiration of the patent, but cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent among those eligible for an extension may be extended, and a given patent may only be extended once. Similar provisions are available in Europe and in certain other jurisdictions to extend the term of a patent that covers an approved drug. It is possible that issued U.S. patents covering each of our product candidates may be entitled to patent term extensions. If our product candidates receive FDA approval, we intend to apply for patent term extensions, if available, to extend the term of patents that cover the approved product candidates. We also intend to seek patent term extensions in any jurisdictions where they are available, however, there is no guarantee that the applicable authorities, including the FDA, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions.

In addition to patent protection, we also rely on know-how and trade secret protection for our proprietary information that is not amenable to, or that we do not consider appropriate for, patent protection, to develop and maintain our proprietary position. However, trade secrets can be difficult to protect. Although we take steps to protect our proprietary information, including restricting access to our premises and our confidential information, as well as entering into agreements with our employees, consultants, advisors and potential collaborators, third parties may independently develop the same or similar proprietary information or may otherwise gain access to our proprietary information. As a result, we may be unable to meaningfully protect our know-how, trade secrets, and other proprietary information.

In addition, we plan to rely on regulatory protection based on orphan drug exclusivities, data exclusivities, and market exclusivities. See “—Government Regulation” for additional information.

Our Material Agreements

Amended and Restated License Agreement with Penn

In July 2019, we entered into an amended and restated license agreement, or the License Agreement, with Penn and the Children’s Hospital of Philadelphia, or CHOP, and together with Penn, the Institutions, pursuant to which we obtained (a) a non-exclusive, non-sublicensable, worldwide research license to make, have made and use products in two subfields of use, (b) effective as of October 2018, an exclusive, worldwide, royalty-bearing license, with the right to sublicense, under certain patent rights of the Institution to make, use, sell, offer for sale and import products in the same two subfields of use, and (c) effective as of October 2018, a non-exclusive, worldwide, royalty-bearing license, with limited rights to sublicense, under certain of Penn’s know-how, which know-how satisfies certain criteria and is listed on a mutually agreed-to schedule, to make, have made, use, sell, offer for sale, import and have imported products in the same two subfields of use. As of July 2019, no such know-how has been scheduled. Our rights are subject to the rights of the U.S. government and certain rights retained by the Institutions.

Unless earlier terminated, the License Agreement will expire with respect to a product upon the later of (a) the expiration of the last to expire patent or patent application covering such product or (b) 10 years after the first commercial sale of such product. We may terminate the License Agreement in its entirety or on a subfield-by-subfield basis at any time for convenience upon a certain number of days’ written notice. Penn may terminate the License Agreement in its entirety or on a subfield-by-subfield basis for our uncured material breach, including for our failure to meet certain diligence obligations and milestone events. We, however, may extend the achievement date of any milestone event for an additional period of time by making a payment in a certain amount, subject to certain limitations in the number of times each event may be extended.

Penn maintains control of all filing, prosecution and maintenance of the Institutions’ patent rights licensed by us, and we are responsible for all ongoing patent costs during the term of the agreement. We also reimbursed Penn for its out-of-pocket expenses incurred prior to the effective date of the agreement with respect to the filing, prosecution and maintenance of the patent rights licensed by us. Under the terms of the License Agreement, we are also obligated to pay $2.0 million annually for three years beginning August 2018 for funding to the laboratories of each of Drs. Milone and Payne. See “—Sponsored Research Agreements with the Trustees of the University of Pennsylvania.”

Under the License Agreement, we must use commercially reasonable efforts to develop and commercialize a product in each subfield. During the term of the License Agreement until the first commercial sale of the first product, we are obligated to pay Penn a non-refundable, non-creditable annual license maintenance fee of $10,000. We are required to pay certain milestone payments upon the achievement of specified clinical and commercial milestones. Milestone payments are reduced by a certain percentage for the second product that achieves a milestone, by an additional percentage for the third product that achieves a milestone, and so on, for each subsequent product that achieves a milestone. In the event that we are able to successfully develop and launch multiple products under the License Agreement, total milestone payments could approach $20.0 million. Penn is also eligible to receive tiered royalties at percentage rates in the low single-digits, subject to an annual minimum royalty, on annual worldwide net sales of any products that are commercialized by us, our affiliates or our sublicensees that contain, use, embody, result from the use of or incorporate, or are covered by, the intellectual property licensed by us. To the extent we sublicense our license rights under the License Agreement, Penn would be eligible to receive tiered sublicense income at percentage rates in the mid-single to low double-digits. We have also entered into a subscription and technology transfer agreement with Penn, pursuant to which we will pay Penn an upfront subscription fee and a nominal non-refundable royalty on the net sales of products, a portion of which will be credited toward milestone payments and royalties under this License Agreement. Technology transfer activities would be at our cost and subject to agreement as to the technology to be transferred.

Sponsored Research Agreements with Penn

Dr. Michael Milone

In April 2018, we and Penn entered into a Sponsored Research Agreement for the laboratory of Dr. Milone, or the Milone SRA, pursuant to which we agreed to sponsor certain research related to the development of (i) T cell based immunotherapies for autoimmune and alloimmune antibodies of pathologic significance and (ii) a clinical grade microfluidic device designed for single step selection and activation of T cells from blood samples to be conducted in Dr. Milone’s laboratory at Penn. Under the Milone SRA, Penn granted us a perpetual, irrevocable, non-transferable, non-exclusive license to use all intellectual property resulting from the research sponsored by us for internal research purposes. In addition, Penn granted us an option to include, in exchange for a fee, any intellectual property resulting from the research sponsored by us that relates to CAAR T cell therapies for hemophilia and/or pemphigus within the scope of the License Agreement. Penn also granted us an option to negotiate a license to all other intellectual property resulting from the research sponsored by us. Unless earlier terminated, the Milone SRA will expire on April 23, 2021.

Dr. Aimee Payne

In April 2018, we and Penn entered into a Sponsored Research Agreement for the laboratory of Dr. Payne, or the Payne SRA, pursuant to which we agreed to sponsor certain research related to the development of T cell based immunotherapies for autoimmune and alloimmune antibodies of pathologic significance to be conducted in Dr. Payne’s laboratory at Penn. Under the Payne SRA, Penn granted us a perpetual, irrevocable, non-transferable, non-exclusive license to use all intellectual property resulting from the research sponsored by us for internal research purposes. In addition, Penn granted us an option to include, in exchange for a fee, any intellectual property resulting from the research sponsored by us that relates to CAAR T cell therapies for hemophilia, MG and/or pemphigus within the scope of the License Agreement. Penn also granted us an option to negotiate a license to all other intellectual property resulting from the research sponsored by us. Unless earlier terminated, the Payne SRA will expire on April 23, 2021.

We have committed to funding a defined research plan for three years through April 2021 under both the Milone SRA and Payne SRA. We have estimated the three-year cost of the two SRAs to be $8.5 million, which satisfies the $2.0 million annual obligation under the License Agreement.

Master Translational Research Services Agreement with Penn

In October 2018, we entered into a Master Translational Research Services Agreement with Penn, or the Services Agreement, pursuant to which Penn agreed to perform certain services related to the research and development of the technology licensed to us under the License Agreement, as well as certain clinical, regulatory and manufacturing services. The Services Agreement will expire on the later of (i) October 19, 2021 or (ii) completion of the services for which we have engaged Penn under the Services Agreement. Either party may terminate this agreement with or without cause upon a certain number of days’ written notice. The services encompassed by the Services Agreement are performed by different organizations at Penn pursuant to certain addenda to the Services Agreement, including the CAROT Addendum and the CVPF Addendum. In addition, in July 2019 we and Penn entered into an Alliance Agreement pursuant to which we will pay Penn a nominal annual fee in order for Penn to provide an adequate and consistent level of support to the services that it provides to us.

The CAROT Addendum

Under the Center for Advanced Retinal and Ocular Therapeutics, or CAROT, Addendum, Penn manufactures vector that is then to be used by the CVPF in the manufacture of our product candidates. In the event that certain materials owned by Penn are incorporated into a product developed for us, Penn has agreed to grant us a limited license to use those materials. Further, Penn agreed to grant us an exclusive, paid-up, royalty-free, transferable, irrevocable, perpetual exclusive license to any deliverables produced under the CAROT Addendum, except with respect to certain technical information of Penn that is contained or incorporated in the deliverables, to which Penn agreed to grant us a limited nonexclusive license. However, any necessary technology transfer would be pursuant to the subscription and technology transfer agreement described above.

The CVPF Addendum

Under the CVPF Addendum, Penn conducts process validation studies and large scale engineering runs for our product candidates. Under the CVPF Addendum, CVPF will contractually agree to manufacture agreed upon quantities of DSG3-CAART material for use in connection with our Phase 1 clinical trial, unless the agreement is terminated by either party. Any necessary technology transfer would be pursuant to the subscription and technology transfer agreement described above.

Research Agreement with The Regents of the University of California

In October 2018, we entered into a Research Agreement, or the UC Agreement, with The Regents of the University of California, or the UC Regents, pursuant to which the UC Regents agreed to perform certain research projects relating to the toxicity and activity of MuSK CAAR T cells in various models of anti-MuSK MG, or the UC Research.

The UC Agreement provides that the UC Regents will own all rights to any intellectual property developed solely by UC Regents employees in conducting the UC Research, or developed solely by any of our employees that conduct the UC Research using the UC Regents’ facilities or resources. The UC Regents granted us an irrevocable, royalty-free, nonexclusive, worldwide, nontransferable, perpetual license to use this UC-owned intellectual property for internal research purposes only.

We and the UC Regents jointly own the rights to any intellectual property jointly developed by our employees and UC Regents employees in conducting the UC Research, provided that our employees did not use the UC Regents’ facilities or resources in the research. We were granted an option to acquire a non-exclusive or exclusive, worldwide, transferable license, including the right to sublicense, to make, use sell, offer for sale, import and otherwise exploit products embodying these joint inventions.

If we exercise our option with respect to certain intellectual property under the UC Agreement, any license we enter into will require us to diligently pursue timely commercial development and marketing of product candidates using such intellectual property, and will be subject to other terms and conditions to be negotiated at the time of entering into any such license. Unless earlier terminated, the term of the UC Agreement will expire on October 1, 2020.

Government Regulation

U.S. Regulation

As a biopharmaceutical company that operates in the United States, we are subject to extensive regulation. Our cell products will be regulated as biologics. With this classification, commercial production of our products will need to occur in registered facilities in compliance with cGMP for biologics. The FDA categorizes human cell- or tissue-based products as either minimally manipulated or more than minimally manipulated, and has determined that more than minimally manipulated products require clinical trials to demonstrate product safety and efficacy and the submission of a BLA for marketing authorization. Our products are considered more than minimally manipulated and will require evaluation in clinical trials and the submission and approval of a BLA before we can market them.

Government authorities in the United States (at the federal, state and local level) and in other countries extensively regulate, among other things, the research, development, testing, manufacturing, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of biopharmaceutical products such as those we are developing. Our product candidates must be approved by the FDA before they may be legally marketed in the United States and by the appropriate foreign regulatory agency before they may be legally marketed in foreign countries. Generally, our activities in other countries will be subject to regulation that is similar in nature and scope as that imposed in the United States, although there can be important differences. Additionally, some significant aspects of regulation in Europe are addressed in a centralized way, but country-specific regulation remains essential in many respects. The process for obtaining regulatory marketing approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

U.S. Biological Product Development

In the United States, the FDA regulates biologics under the Federal Food, Drug, and Cosmetic Act, or FDCA, and the Public Health Service Act, or PHSA, and their implementing regulations. Biologics are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may result in delays to the conduct of a study, regulatory review and approval or subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, license suspension or revocation, refusal to allow an applicant to proceed with clinical trials, imposition of a clinical hold, issuance of untitled or warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations or penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

Our drug product candidates must be approved by the FDA through the Biologics License Application, or BLA, process before they may be legally marketed in the United States. The process required by the FDA before a biologic may be marketed in the United States generally involves the following:

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completion of extensive nonclinical, sometimes referred to as preclinical, laboratory tests, animal studies and formulation studies in accordance with applicable regulations, including the FDA’s Good Laboratory Practice, or GLP, regulations and standards;

•	submission to the FDA of an IND which must become effective before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;

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performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, good clinical practices, or GCPs, and other clinical trial-related regulations to establish the safety and efficacy of the proposed drug product candidate for its proposed indication;

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submission to the FDA of a BLA, which includes not only the results of the clinical trials, but also, detailed information on the chemistry, manufacture and quality controls for the product candidate and proposed labelling;

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satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the product is produced to assess compliance with the FDA’s current good manufacturing practice, or cGMP, requirements to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality, purity and potency;

•	potential FDA audit of the preclinical trial sites and/or clinical trial sites that generated the data in support of the BLA; and

•	FDA review and approval of the BLA prior to any commercial marketing or sale of the product in the United States.

The data required to support a BLA is generated in two distinct development stages: preclinical and clinical. The preclinical development stage generally involves laboratory evaluations of drug chemistry, formulation and stability, as well as studies to evaluate toxicity in animals, which support subsequent clinical testing. The conduct of the preclinical studies must comply with federal regulations, including GLPs. The sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, as well as other information, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the IND on clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a drug product candidate at any time before or during clinical trials due to safety concerns, non-compliance, or other issues affecting the integrity of the trial. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that could cause the trial to be suspended or terminated.

In addition to the submission of an IND to the FDA before initiation of a clinical trial in the United States, certain human clinical trials involving recombinant or synthetic nucleic acid molecules had historically been subject to review by the Recombinant DNA Advisory Committee, or RAC, of the NIH Office of Biotechnology Activities, or the NIH Office of Biotechnology Activities, or OBA, pursuant to the NIH Guideline. On August 17, 2018, the NIH issued a notice in the Federal Register and issued a public statement proposing changes to the oversight framework for gene therapy trials, including changes to the applicable NIH Guidelines to modify the roles and responsibilities of the RAC with respect to human clinical trials of gene therapy products, and requesting public comment on its proposed modifications. During the public comment period, which closed October 16, 2018, the NIH announced that it will no longer accept new human gene transfer protocols for review as a part of the protocol registration process or convene the RAC to review individual clinical protocols. In April 2019, NIH announced the updated guidelines, which reflect these proposed changes, and clarify that these trials will remain subject to the FDA’s oversight and other clinical trial regulations, and oversight at the local level will continue as set forth in the NIH Guidelines. Specifically, under the NIH Guidelines, supervision of human gene transfer trials includes evaluation and assessment by an Institutional Biosafety Committee, or IBC, a local institutional committee that reviews and oversees research utilizing recombinant or synthetic nucleic acid molecules at that institution. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment, and such review may result in some delay before initiation of a clinical trial. While the NIH Guidelines are not mandatory unless the research in question is being conducted at or sponsored by institutions receiving NIH funding of recombinant or synthetic nucleic acid molecule research, many companies and other institutions not otherwise subject to the NIH Guidelines voluntarily follow them.

The clinical stage of development involves the administration of the drug product candidate to healthy volunteers and patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by an IRB at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed.

There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. Sponsors of certain clinical trials of FDA-regulated products, including biologics, are required to register and disclose certain clinical trial information, which is publicly available at www.clinicaltrials.gov.

Clinical trials are generally conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3, and may overlap. Phase 1 clinical trials generally involve a small number of healthy volunteers who are initially exposed to a single dose and then multiple doses of the drug product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action tolerability, adverse effects, and safety of the drug product candidate and, if possible, to gain early evidence on effectiveness. Phase 2 clinical trials typically involve studies in disease-affected patients to determine the dose required to produce the desired benefits. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, as well as identification of possible adverse effects and safety risks and preliminary evaluation of efficacy. Phase 3 clinical trials generally involve large numbers of patients at multiple sites, in multiple countries, and are designed to provide the data necessary to demonstrate the efficacy of the product for its intended use, its safety in use, and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product approval. Phase 3 clinical trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of a BLA. In certain instances, FDA may condition approval of a BLA on the sponsor’s agreement to conduct additional clinical trials to further assess the biologic’s safety and effectiveness after BLA approval. Such post-approval trials are sometimes referred to as Phase 4 clinical trials. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication and further document clinical benefit in the case of drugs approved under Accelerated Approval regulations. Failure to exhibit due diligence with regard to conducting Phase 4 clinical trials could result in withdrawal of approval for products.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the biologic, findings from animal or in vitro testing that suggest a significant risk for human subjects, and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA, the IRB, or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated intervals based on access to certain data from the trial and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as interim data suggesting a lack of efficacy. We may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate. Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug product candidate as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug product candidate and, among other things, must develop methods for testing the identity, strength, quality, potency and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug product candidate does not undergo unacceptable deterioration over its shelf life.

BLA and FDA Review Process

Following trial completion, trial data are analyzed to assess safety and efficacy. The results of preclinical studies and clinical trials are then submitted to the FDA as part of a BLA, along with proposed labeling for the product and information about the manufacturing process and facilities that will be used to ensure product quality, results of analytical testing conducted on the chemistry of the drug product candidate, and other relevant information. The BLA is a request for approval to market the biologic for one or more specified indications and must contain proof of safety, purity, potency and efficacy, which is demonstrated by extensive preclinical and clinical testing. The application may include both negative or ambiguous results of preclinical and clinical trials as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. FDA approval of a BLA must be obtained before a biologic may be marketed in the United States.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a significant user fee, which is adjusted on an annual basis. PDUFA also imposes an annual prescription drug product program fee. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business.

Once a BLA has been accepted for filing, which occurs, if at all, sixty days after the BLA’s submission, the FDA’s goal is to review BLAs within 10 months of the filing date for standard review or six months of the filing date for priority review, if the application is for a product intended for a serious or life-threatening condition and the product, if approved, would provide a significant improvement in safety or effectiveness. The FDA has substantial discretion in the approval process and may refuse to accept any application or decide that the data is insufficient for approval, and may require additional preclinical, clinical or other studies before it accepts the filing. Additionally, the review process is often significantly extended by FDA requests for additional information or clarification.

After the BLA submission is accepted for filing, the FDA reviews the BLA to determine, among other things, whether the proposed drug product candidate is safe and effective for its intended use, and whether the drug product candidate is being manufactured in accordance with cGMP to assure and preserve the drug product candidate’s identity, strength, quality, purity and potency. The FDA may refer applications for novel drug product candidates or drug product candidates which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. The FDA will likely re-analyze the clinical trial data, which could result in extensive discussions between the FDA and us during the review process. The review and evaluation of a BLA by the FDA is extensive and time consuming and may take longer than originally planned to complete, and we may not receive a timely approval, if at all.

Before approving a BLA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether the facilities comply with cGMPs. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. In addition, before approving a BLA, the FDA may also audit data from clinical trials to ensure compliance with GCP requirements. After the FDA evaluates the application, manufacturing process and manufacturing facilities, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the BLA identified by the FDA. The Complete Response Letter may require additional clinical data and/or an additional pivotal Phase 3 clinical trial(s), and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, withdraw the application or request a hearing. Even if such data and information is submitted, the FDA may ultimately decide that the BLA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive, and the FDA may interpret data differently than we interpret the same data.

There is no assurance that the FDA will ultimately approve a product for marketing in the United States, and we may encounter significant difficulties or costs during the review process. If a product receives marketing approval, the approval may be significantly limited to specific populations, severities of allergies, and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling or may condition the approval of the BLA on other changes to the proposed labeling, development of adequate controls and specifications, or a commitment to conduct post-market testing or clinical trials and surveillance to monitor the effects of approved products. For example, the FDA may require Phase 4 testing which involves clinical trials designed to further assess the product’s safety and effectiveness and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized. The FDA may also place other conditions on approvals including the requirement for a Risk Evaluation and Mitigation Strategy, or REMS, to assure the safe use of the product. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS. The FDA will not approve the BLA without an approved REMS, if required. A REMS could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or based on the results of post-market studies or surveillance programs. Additionally, post-approval, many types of changes to the approved product, such as adding new indications, changing manufacturing processes and adding labeling claims, are subject to further testing requirements and FDA review and approval. Such post-approval requirements can be costly and time-consuming and can affect the potential market and profitability of the product.

Orphan Designation and Exclusivity

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product.

Orphan drug designation must be requested before submitting an NDA or BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug or biologic for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity on the basis of greater effectiveness or safety or providing a major contribution to patient care or in instances of drug supply issues. Competitors, however, may receive approval of either a different product for the same indication or the same product for a different indication but that could be used off-label in the orphan indication. Orphan drug exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval before we do for the same product, as defined by the FDA, for the same indication we are seeking approval, or if our product is determined to be contained within the scope of the competitor’s product for the same indication or disease. If we pursue marketing approval for an indication broader than the orphan drug designation we have received, we may not be entitled to orphan drug exclusivity. Orphan drug status in the European Union has similar, but not identical, requirements and benefits.

Expedited Development and Review Programs

The FDA has a Fast Track program that is intended to expedite or facilitate the process for reviewing new drugs and biological products that meet certain criteria. Specifically, new drugs and biological products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition and nonclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug or biologic may request the FDA to designate the drug or biologic as a Fast Track product concurrently with, or at any time after, submission of an IND, and the FDA must determine if the product qualifies for Fast Track designation within 60 days of receipt of the sponsor’s request. Unique to a Fast Track product, the FDA may consider for review sections of the marketing application on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the application, the FDA agrees to accept sections of the application and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application.

Any product submitted to the FDA for marketing, including under a Fast Track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review, or review within a six-month timeframe from the date a complete BLA is accepted for filing, if it has the potential to provide a significant improvement in safety and effectiveness compared to available therapies. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biological product designated for priority review in an effort to facilitate the review.

Additionally, a product may be eligible for accelerated approval. An investigational drug may obtain accelerated approval if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies and demonstrates an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, or IMM, that is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of approval, the FDA may require that a sponsor of a drug or biological product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. If the FDA concludes that a drug shown to be effective can be safely used only if distribution or use is restricted, it will require such post-marketing restrictions as it deems necessary to assure safe use of the drug, such as:

•	distribution restricted to certain facilities or physicians with special training or experience; or

•	distribution conditioned on the performance of specified medical procedures.

The limitations imposed would be commensurate with the specific safety concerns presented by the product. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Fast Track designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process.

Breakthrough Designation

A product can be designated as a breakthrough therapy if it is intended to treat a serious or life-threatening condition and preliminary clinical evidence indicates that it may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. A sponsor may request that a drug product candidate be designated as a breakthrough therapy concurrently with, or at any time after, the submission of an IND, and the FDA must determine if the drug product candidate qualifies for breakthrough therapy designation within 60 days of receipt of the sponsor’s request. If so designated, the FDA shall act to expedite the development and review of the product’s marketing application, including by meeting with the sponsor throughout the product’s development, providing timely advice to the sponsor to ensure that the development program to gather preclinical and clinical data is as efficient as practicable, involving senior managers and experienced review staff in a cross-disciplinary review, assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor, and taking steps to ensure that the design of the clinical trials is as efficient as practicable.

Accelerated Approval for Regenerative Advanced Therapies

As part of the 21st Century Cures Act, Congress amended the FD&C Act to create an accelerated approval program for regenerative advanced therapies, which include cell therapies, therapeutic tissue engineering products, human cell and tissue products, and combination products using any such therapies or products. Regenerative advanced therapies do not include those human cells, tissues, and cellular and tissue-based products regulated solely under section 361 of the Public Health Service Act and 21 CFR Part 1271. The new program is intended to facilitate efficient development and expedite review of regenerative advanced therapies, which are intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition. A drug sponsor may request that FDA designate a drug as a regenerative advanced therapy concurrently with or at any time after submission of an IND. FDA has 60 calendar days to determine whether the drug meets the criteria, including whether there is preliminary clinical evidence indicating that the drug has the potential to address unmet medical needs for a serious or life-threatening disease or condition. A new drug application or BLA for a regenerative advanced therapy may be eligible for priority review or accelerated approval through (1) surrogate or intermediate endpoints reasonably likely to predict long-term clinical benefit or (2) reliance upon data obtained from a meaningful number of sites. Benefits of such designation also include early interactions with FDA to discuss any potential surrogate or intermediate endpoint to be used to support accelerated approval. A regenerative advanced therapy that is granted accelerated approval and is subject to postapproval requirements may fulfill such requirements through the submission of clinical evidence, clinical studies, patient registries, or other sources of real world evidence, such as electronic health records; the collection of larger confirmatory data sets; or postapproval monitoring of all patients treated with such therapy prior to its approval.

Pediatric Trials

Under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA must contain data to assess the safety and efficacy of the product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDCA requires that a sponsor who is planning to submit a marketing application for a drug or biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within sixty days of an end-of-Phase 2 meeting or as may be agreed between the sponsor and FDA. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from nonclinical studies, early phase clinical trials, and/or other clinical development programs. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of data or full or partial waivers.

Post-Marketing Requirements

Following approval of a new product, a manufacturer and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and recordkeeping activities, reporting to the applicable regulatory authorities of adverse experiences with the product, providing the regulatory authorities with updated safety and efficacy information, product sampling and distribution requirements, and complying with promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in patient populations that are not described in the product’s approved labeling (known as “off-label use”), limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the internet. Although physicians may prescribe legally available drugs and biologics for off-label uses, manufacturers may not market or promote such off-label uses.

Modifications or enhancements to the product or its labeling or changes of the site of manufacture are often subject to the approval of the FDA and other regulators, which may or may not be received or may result in a lengthy review process. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. Any distribution of prescription drug products and pharmaceutical samples must comply with the U.S. Prescription Drug Marketing Act, or the PDMA, a part of the FDCA.

In the United States, once a product is approved, its manufacture is subject to comprehensive and continuing regulation by the FDA. The FDA regulations require that products be manufactured in specific approved facilities and in accordance with cGMPs. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products in accordance with cGMP regulations. cGMP regulations require, among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. These regulations also impose certain organizational, procedural and documentation requirements with respect to manufacturing and quality assurance activities. BLA holders using contract manufacturers, laboratories or packagers are responsible for the selection and monitoring of qualified firms, and, in certain circumstances, qualified suppliers to these firms. These firms and, where applicable, their suppliers are subject to inspections by the FDA at any time, and the discovery of violative conditions, including failure to conform to cGMP, could result in enforcement actions that interrupt the operation of any such facilities or the ability to distribute products manufactured, processed or tested by them. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved BLA, including, among other things, recall or withdrawal of the product from the market.

The FDA also may require post-approval testing, sometimes referred to as Phase 4 testing, REMS and post-marketing surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, untitled or warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.

Other Regulatory Matters

Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in addition to the FDA, including, in the United States, the Centers for Medicare & Medicaid Services, or CMS, other divisions of the Department of Health and Human Services (e.g., the Office of Inspector General, or OIG, and Office for Civil Rights), the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments. In the United States, sales, marketing and scientific/educational programs must also comply with federal and state fraud and abuse laws, data privacy and security laws, transparency laws, and pricing and reimbursement requirements in connection with governmental payor programs, among others. The handling of any controlled substances must comply with the U.S. Controlled Substances Act and Controlled Substances Import and Export Act. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities are also potentially subject to federal and state consumer protection and unfair competition laws.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The failure to comply with regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of product approvals, or refusal to allow a firm to enter into supply contracts, including government contracts. In addition, even if a firm complies with FDA and other requirements, new information regarding the safety or efficacy of a product could lead the FDA to modify or withdraw product approval. Prohibitions or restrictions on sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of the FDA approval of our drug product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. PTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant BLA.

An abbreviated approval pathway for biological products shown to be biosimilar to, or interchangeable with, an FDA-licensed reference biological product was created by the Biologics Price Competition and Innovation Act of 2009, or BPCI Act, which was part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA. This amendment to the PHSA attempts to minimize duplicative testing. Biosimilarity, which requires that the biological product be highly similar to the reference product notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical trial or trials. Interchangeability requires that a biological product be biosimilar to the reference product and that the product can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times, that the product and the reference product may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product. However, complexities associated with the larger, and often more complex, structure of biological products as compared to small molecule drugs, as well as the processes by which such products are manufactured, pose significant hurdles to implementation that are still being worked out by the FDA.

A reference biological product is granted twelve years of exclusivity from the time of first licensure of the product, and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after first licensure. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. This does not include a supplement for the biological product or a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device, or strength, unless that change is a modification to the structure of the biological product and such modification changes its safety, purity, or potency. Whether a subsequent application, if approved, warrants exclusivity as the “first licensure” of a biological product is determined on a case-by-case basis with data submitted by the sponsor.

Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which attaches to the twelve-year exclusivity period for reference biologics, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial.

Pricing and Reimbursement

United States

Sales of our products will depend, in part, on the extent to which our products, once approved, will be covered and reimbursed by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly reducing reimbursements for medical products and services. The process for determining whether a third-party payor will provide coverage for a drug product, including a biologic, typically is separate from the process for setting the price of a drug product or for establishing the reimbursement rate that a payor will pay for the drug product once coverage is approved. Third-party payors may limit coverage to specific drug products on an approved list, also known as a formulary, which might not include all of the approved drugs for a particular indication.

In order to secure coverage and reimbursement for any drug product candidate that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the drug product candidate, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Whether or not we conduct such studies, our drug product candidates may not be considered medically necessary or cost-effective. A third-party payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Third party reimbursement may not be sufficient to enable us to maintain price levels high enough to realize an appropriate return on our investment in product development. In the United States, the principal decisions about reimbursement for new drug products are typically made by the U.S. Centers for Medicare and Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, or HHS. CMS decides whether and to what extent a new drug product will be covered and reimbursed under Medicare, and private payors tend to follow CMS to a substantial degree. However, no uniform policy of coverage and reimbursement for drug products exists among third-party payors and coverage and reimbursement levels for drug products can differ significantly from payor to payor.

The containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs, including biologics, have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. In many countries, the prices of drug products are subject to varying price control mechanisms as part of national health systems. In general, the prices of drug products under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for drug products, but monitor and control company profits. Accordingly, in markets outside the United States, the reimbursement for drug products may be reduced compared with the United States. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third-party reimbursement for our drug product candidate or a decision by a third-party payor to not cover our drug product candidate could reduce physician usage of the drug product candidate and have a material adverse effect on our sales, results of operations and financial condition.

Outside of the United States, the pricing of pharmaceutical products is subject to governmental control in many countries. For example, in the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been approved. Some countries may require the completion of additional studies that compare the cost effectiveness of a particular therapy to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. Other countries may allow companies to fix their own prices for products, but monitor and control product volumes and issue guidance to physicians to limit prescriptions. Efforts to control prices and utilization of pharmaceutical products will likely continue as countries attempt to manage healthcare expenditures.

Other Healthcare Laws and Compliance Requirements

Healthcare providers, physicians, and third party payors will play a primary role in the recommendation and prescription of any products for which we obtain marketing approval.    Our business operations in the United States and our current and future arrangements with clinical investigators, healthcare providers, consultants, third-party payors and patients may expose us to broadly applicable federal and state fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any drugs for which we obtain marketing approval. In the United States, these laws include: the federal Anti-Kickback Statute, the False Claims Act, and HIPAA. The Anti-Kickback Statute makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration, directly or indirectly, in cash or in kind, that is intended to induce or reward referrals, including the purchase, recommendation, order or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Violations of this law are punishable by imprisonment, criminal fines, administrative civil money penalties and exclusion from participation in federal healthcare programs. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it. Moreover, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

Although we would not submit claims directly to payors, drug manufacturers can be held liable under the federal civil False Claims Act, which imposes civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities (including manufacturers) for, among other things, knowingly presenting, or causing to be presented to federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. Penalties for a False Claims Act violation include three times the actual damages sustained by the government, plus mandatory civil penalties for each separate false claim, the potential for exclusion from participation in federal healthcare programs and, although the federal False Claims Act is a civil statute, conduct that results in a False Claims Act violation may also implicate various federal criminal statutes. The government may deem manufacturers to have “caused” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off- label. Claims which include items or services resulting from a violation of the federal Anti-Kickback Statute are false or fraudulent claims for purposes of the False Claims Act. Our future marketing and activities relating to the reporting of wholesaler or estimated retail prices for our products, if approved, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state and third-party reimbursement for our products, and the sale and marketing of our product candidates, are subject to scrutiny under this law.

HIPAA created new federal criminal statutes that prohibit among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program, including private third party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the federal Anti-Kickback Statute a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

The civil monetary penalties statute imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

We may be subject to data privacy and security regulations by both the federal government and the states in which we conduct our business. HIPAA, as amended by HITECH, and their implementing regulations, mandates, among other things, the adoption of uniform standards for the electronic exchange of information in common healthcare transactions, as well as standards relating to the privacy and security of individually identifiable health information, which require the adoption of administrative, physical and technical safeguards to protect such information. Among other things, HITECH makes HIPAA’s security standards directly applicable to business associates, defined as independent contractors or agents of covered entities, which include certain health care providers, health plans, and healthcare clearinghouses, that create, receive or obtain protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities and business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, certain state laws govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and criminal penalties.

Additionally, the federal Physician Payments Sunshine Act, or the Sunshine Act, within the ACA, and its implementing regulations, require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) report annually to CMS information related to certain payments or other transfers of value made or distributed to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, physicians, certain other healthcare professionals, and teaching hospitals and to report annually certain ownership and investment interests held by physicians, certain other healthcare professionals, and their immediate family members. In addition, many states also govern the reporting of payments or other transfers of value, many of which differ from each other in significant ways, are often not pre-empted, and may have a more prohibitive effect than the Sunshine Act, thus further complicating compliance efforts.

Similar federal, state and foreign fraud and abuse laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services. Such laws are generally broad and are enforced by various state agencies and private actions. Also, many states have similar fraud and abuse statutes or regulations that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs. Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant federal government compliance guidance, and require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures.

In order to distribute products commercially, we must comply with state laws that require the registration of manufacturers and wholesale distributors of drug and biological products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical and biotechnology companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical and biotechnology companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. All of our activities are potentially subject to federal and state consumer protection and unfair competition laws.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, individual imprisonment, exclusion of drugs from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our financial results. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource- consuming and can divert a company’s attention from the business.

Current and Future Legislation

In the United States and some foreign jurisdictions, there have been, and likely will continue to be, a number of legislative and regulatory changes and proposed changes regarding the healthcare system directed at broadening the availability of healthcare, improving the quality of healthcare, and containing or lowering the cost of healthcare.

For example, in March 2010, the ACA was enacted in the United States. The ACA includes measures that have significantly changed, and are expected to continue to significantly change, the way healthcare is financed by both governmental and private insurers. Among the provisions of the ACA of greatest importance to the pharmaceutical industry are that the ACA:

1.	made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs to 23.1% of average manufacturer price, or AMP, and adding a new rebate calculation for “line extensions” (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP;

2.	imposed a requirement on manufacturers of branded drugs to provide a 70% point-of-sale discount off the negotiated price of branded drugs dispensed to Medicare Part D beneficiaries in the coverage gap (i.e., “donut hole”) as a condition for a manufacturer’s outpatient drugs being covered under Medicare Part D;

3.	extended a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

4.	expanded the entities eligible for discounts under the 340B Drug Discount Program;

5.	established a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected;

6.	imposed an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs, apportioned among these entities according to their market share in certain government healthcare programs, and

7.	established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. The research conducted by the Patient-Centered Outcomes Research Institute may affect the market for certain pharmaceutical products. The ACA established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending. Funding has been allocated to support the mission of the Center for Medicare and Medicaid Innovation through 2019.

Some of the provisions of the ACA have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges. Further, on January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. In addition, CMS has recently finalized regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. The Tax Cuts and Jobs Act of 2017, or Tax Act, includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plan, the annual fee imposed on certain high cost employer- sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device exercise tax on non-exempt medical devices. Further, the Bipartisan Budget Act of 2018, or the BBA, among other things, amends the ACA, effective January 1, 2019, to reduce the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” In July 2018, CMS announced that it is suspending further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program pending the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, or the Texas District Court Judge, ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. The Texas District Court Judge, as well as the Trump Administration and CMS, have stated that the ruling will have no immediate effect, and on December 30, 2018 the Texas District Court Judge issued an order staying the judgment pending appeal. On July 9, 2019, a Fifth Circuit U.S. Court of Appeals hearing was held to determine whether certain states and the House of Representatives have standing to appeal the lower court decision, but it is unclear when a Court will render its decision on this hearing and what effect it will have on the status of the ACA. Litigation and legislation related to the ACA are likely to continue, with unpredictable and uncertain results. We will continue to evaluate the effect that the ACA and its possible repeal and replacement has on our business.

Congress also could consider additional legislation to repeal, replace, or further modify elements of the ACA. Thus, the full impact of the ACA, or any law replacing elements of it, and the political uncertainty regarding any repeal and replacement on the ACA, on our business remains unclear. Many of the details regarding the implementation of the ACA are yet to be determined, and at this time, it remains unclear the full effect that the ACA would have on our business. There have been judicial and Congressional challenges to the ACA, and we expect such challenges and amendments to continue in the future.

Moreover, in May 2018, the Trump administration released its “Blueprint to Lower Drug Prices and Reduce Out-of-Pocket Costs,” or the Blueprint. The Blueprint contains several potential regulatory actions and legislative recommendations aimed at lowering prescription drug prices, including measures to promote innovation and competition for biologics, changes to Medicare Part D to give plan sponsors more leverage when negotiating prices with manufacturers, and updating the Medicare drug-pricing dashboard to make price increases and generic competition more transparent. In addition, the Department of HHS released a Request for Information, or RFI, soliciting public input on ways to lower drug pricing. Together, the recommendations in the Blueprint and RFI, if enacted by Congress and HHS, could lead to changes to Medicare Parts B and D, including the transition of certain drugs covered under Part B to Part D or the offering of alternative purchasing options under the Competitive Acquisition Program that currently applies to selected drugs and biologics covered under Part B. In September 2018, CMS announced that it will allow Medicare Advantage Plans the option to use step therapy for Part B drugs beginning January 1, 2019. While most of the proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative, administrative and/or additional measures to control drug costs.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, which went into effect in April 2013, following passage of the Bipartisan Budget Act of 2013, and will remain in effect through 2027 unless additional congressional action is taken. Further, in January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect our future profitability. Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices.

On May 30, 2018, the Trickett Wendler, Frank Mongiello, Jordan McLinn, and Matthew Bellina Right to Try Act of 2017, or the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to request access to certain investigational new drug products that have completed a Phase I clinical trial and that are undergoing investigation for FDA approval. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

We cannot predict what healthcare reform initiatives may be adopted in the future. Further federal, state and foreign legislative and regulatory developments are likely, and we expect ongoing initiatives to increase pressure on drug pricing. Such reforms could have an adverse effect on anticipated revenues from product candidates and may affect our overall financial condition and ability to develop product candidates.

The Foreign Corrupt Practices Act

The FCPA prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Additional Regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern our use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, our operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. We believe that we are in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on our business. We cannot predict, however, how changes in these laws may affect our future operations.

Europe / Rest of World Government Regulation

In addition to regulations in the United States, we may be subject to a variety of regulations in other jurisdictions that we may in the future select governing, among other things, clinical trials and any commercial sales and distribution of our products. Whether or not we obtain FDA approval of a product, we would need to obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials. In the EU, for example, a clinical trial application must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the clinical trial application is approved in accordance with a country’s requirements, clinical trial development may proceed. Because biologically sourced raw materials are subject to unique contamination risks, their use may be restricted in some countries.

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

To obtain regulatory approval of an investigational drug or biological product under EU regulatory systems, we must submit an MAA. The application used to file the BLA in the United States is similar to that required in the EU, with the exception of, among other things, country-specific document requirements.

For other countries outside of the EU, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we or our potential collaborators fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

European Union General Data Protection Regulation

In addition to EU regulations related to the approval and commercialization of our products, we may be subject to the EU’s General Data Protection Regulation, or GDPR. The GDPR imposes stringent requirements for controllers and processors of personal data of persons in the EU, including, for example, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention of information, increased requirements pertaining to special categories of data, such as health data, and additional obligations when we contract with third-party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the European Union to the United States and other third countries. In addition, the GDPR provides that EU member states may make their own further laws and regulations limiting the processing of personal data, including genetic, biometric or health data.

The GDPR applies extraterritorially, and we may be subject to the GDPR because of our data processing activities that involve the personal data of individuals located in the European Union, such as in connection with our EU clinical trials. Failure to comply with the requirements of the GDPR and the applicable national data protection laws of the EU member states may result in fines of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. GDPR regulations may impose additional responsibility and liability in relation to the personal data that we process and we may be required to put in place additional mechanisms to ensure compliance with the new data protection rules.

Employees

As of September 30, 2019, we had 20 employees, 19 of whom were full-time. Of those, 14 were engaged in research and development activities. All company employees are located in Philadelphia, PA, or the surrounding area. We do not have any employees that are represented by a labor union or covered under a collective bargaining agreement. We consider our relationship with our employees to be good.

Facilities

Our corporate headquarters are located in Philadelphia, PA, where we lease 7,672 square feet of office, research and development space subject to a lease agreement that is in effect through 2022. We expect to expand to a new space in 2022 that will both be adequate for near-term needs in addition to providing additional space to grow. We feel that suitable additional research and development, laboratory and manufacturing space should be available in the region on commercially reasonable terms.

Legal Proceedings

From time to time, our company may become involved in litigation or legal proceedings. At present, we are not involved in any material litigation or legal proceedings.

MANAGEMENT

The following table sets forth information about each of our executive officers and directors as of September 30, 2019:

NAME	AGE	POSITION
Executive Officers

Steven Nichtberger, M.D.	58	President, Chief Executive Officer and Director

Anup Marda, MBA	42	Chief Financial Officer

Gwendolyn Binder, Ph.D.	45	Executive Vice President, Science & Technology

David J. Chang, M.D., M.P.H.	56	Chief Medical Officer

J. Brian Stalter, J.D.	47	General Counsel

Non-Employee Directors

Catherine Bollard, M.D.(2)(3)	51	Director

Brian Daniels, M.D.(1)(2)	60	Director

Richard Henriques, MBA(1)(3)	63	Director

Mark Simon, MBA(1)(2)(3)	57	Director

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating and corporate governance committee

Executive Officers

Steven Nichtberger, M.D. Dr. Nichtberger has served as our Chief Executive Officer, President and a member of our Board of Directors since its founding in 2017. Dr. Nichtberger also serves as managing partner of GBF Advisors, LLC, a company that provides advisory services to healthcare companies, investors, and leading academic scientists, and is an adjunct professor at The Wharton School at the University of Pennsylvania. He is the chairman of the board of directors of ControlRad, Inc., a medical device company developing and marketing products to reduce radiation exposure associated with medical procedures, a member of the board of directors of the BioAdvance Greenhouse Fund, which provides funding to startup life sciences companies in southeastern Pennsylvania, and a member of the board of governors of Main Line Health, a not-for-profit health system. Dr. Nichtberger is also a venture advisor for the Israel Biotech Fund. Previously, he was the president, chief executive officer, and a member of the board of directors of Tengion, Inc. from 2004 to 2011. Earlier in his career, Dr. Nichtberger served in various commercial leadership positions at Merck from 1995 to 2003. He has previously served as a member of the boards of directors of the Alliance for Regenerative Medicine (as a founding member), Pennsylvania Bio including as chairman, and Biotechnology Industry Organization. He was also a member of the board of overseers for the School of Arts & Sciences at the University of Pennsylvania for over a decade. Dr. Nichtberger received his M.D. from the State University of New York at Buffalo, his B.S. from The Wharton School at the University of Pennsylvania and his B.A. from the University of Pennsylvania. He completed an internship, residency and fellowship in the Department of Medicine and the Division of Cardiology of the Mount Sinai Medical Center. We believe Dr. Nichtberger is qualified to serve as a member of our board of directors because of his scientific background and corporate leadership experience.

Anup Marda, MBA. Mr. Marda joined our company in January 2019 as our Chief Financial Officer. From April 2001 to January 2019, Mr. Marda held positions at Bristol-Myers Squibb, including, most recently, as Vice President, Head of Global Corporate Financial Planning & Analysis, and previously as Head of Finance, R&D Operations and Head of Finance, R&D Portfolio Management and Global Medical from 2014 to 2018. Prior to this, Mr. Marda held the role of Executive Director, U.S. Pharmaceuticals from 2012 to 2014 and Assistant Treasurer, Capital Markets from 2008 to 2012. Mr. Marda received his MBA from the Krannert School of Business of Purdue University and his B.Tech in Chemical Engineering from the Indian Institute of Technology Bombay.

Gwendolyn Binder, Ph.D. Dr. Binder joined our company in February 2019 as our Executive Vice President, Science and Technology. Prior to joining Cabaletta, Dr. Binder was the Chief Technology Officer of Adaptimmune Therapeutics Plc, where she initially established and led capabilities in manufacturing, correlative science, compliance, regulatory and clinical operations, to enable the transfer of certain T cell receptor clinical programs from the Translational Research Program at the University of Pennsylvania and vector and cell manufacturing. She later went on to establish the internal translational sciences, and manufacturing and quality teams and oversaw the planning and execution of an onsite manufacturing facility. Once the manufacturing was secure, she assumed leadership of the research organization. Earlier in her career, Dr. Binder served as Director of Operations for the Translational Research Program at the University of Pennsylvania, where she participated in multiple engineered T cell therapy clinical programs in HIV and oncology including the data generation and IND drafting for CART19 under the leadership of Drs. Carl June and Michael Milone. Prior to that, she was the director of scientific affairs at VIRxSYS Corporation. Dr. Binder received her Ph.D. from the Johns Hopkins University School of Medicine and her B.A. from Wells College.

David J. Chang, M.D., M.P.H. Dr. Chang joined our company in June 2019 as our Chief Medical Officer. From June 2015 to May 2019, he was Senior Vice President and Head, Inflammation, Autoimmunity & Neuroscience, or IA&NS, Global Medicines Development at AstraZeneca Pharmaceuticals LP, where he oversaw development projects of both biologics and small molecules in a variety of indications and led the late-stage clinical development organization for IA&NS. From October 2007 to June 2015, Dr. Chang served in various positions at GlaxoSmithKline plc, including VP and Head, Immuno-Inflammation, Clinical Development. Dr. Chang is an adjunct associate professor in the Division of Rheumatology at the Perelman School of Medicine of the University of Pennsylvania. He received his M.D. from New York University School of Medicine, his M.P.H. from Emory University and his B.S. from Yale University. Dr. Chang completed his internship and residency in internal medicine at the New York Hospital—Cornell University Medical Center and fellowship in rheumatology at the Hospital for Special Surgery—Cornell University Medical Center.

J. Brian Stalter, J.D. Mr. Stalter joined our company in September 2019 as our General Counsel. Prior to joining our company, Mr. Stalter served as Vice President & Assistant General Counsel, Business Development at Bristol-Myers Squibb. Previously, Mr. Stalter held the role of Assistant General Counsel, Transactional Practice Group at Bristol-Myers Squibb from September 2005 to July 2016. Earlier in his career, Mr. Stalter was Deputy General Counsel at Medarex, Inc. and Senior Counsel, Licensing at Schering-Plough Corporation. He began his career at Dewey Ballantine LLP in New York. Mr. Stalter received his J.D. from Columbia University and his B.A. in History from the University of Notre Dame.

Non-Employee Directors

Catherine Bollard, M.D. Dr. Bollard joined our board of directors in April 2019. She is the director of the Center for Cancer and Immunology Research at the Children’s Research Institute and the director of the Program for Cell Enhancement and Technologies for Immunotherapy at the Children’s National Health System, or CNHS. She is also a member of the Division of the Blood and Marrow Transplantation of CNHS. Since 2013, Dr. Bollard also serves as Professor of Pediatrics and Microbiology, Immunology and Tropical Medicine at the George Washington University and is the associate center director for translational research and innovation within the George Washington Cancer Center. Prior to her move in 2013, Dr. Bollard was Professor of Pediatrics, Medicine and Immunology at Baylor College of Medicine. She is the immediate past president of the International Society for Cell Therapy, and she served on the Cellular, Tissues and Gene Therapy Advisory Committee of the FDA until 2019. Dr. Bollard has chaired the Non-Hodgkin’s Lymphoma Committee of the Children’s Oncology Group since 2012 and previously served as a member of the board of directors of the Foundation for the Accreditation of Cellular Therapy. Dr. Bollard received her medical degree from University of Otago Medical School in New Zealand. We believe Dr. Bollard is qualified to serve as a member of our board of directors because of her scientific background and significant experience in clinical and research efforts.

Brian Daniels, M.D. Dr. Daniels joined our board of directors in October 2018. Since 2018, he has been a partner at 5AM Ventures, where he was previously a venture partner from 2014 to 2018. From 2004 to 2014,

Dr. Daniels held positions at Bristol-Myers Squibb, serving as senior vice president, global development and medical affairs from 2004 to 2014. Dr. Daniels also serves on the boards of directors of Spyryx Biosciences, Inc., Nohla Therapeutics Inc., RareCyte, Inc. and Novo Nordisk A/S and on the clinical advisory board of Aprea Therapeutics AB. He previously served on the board of directors of IDEAYA Biosciences, Inc. Dr. Daniels received his M.D. from Washington University in St. Louis and his B.S. and M.S. from Massachusetts Institute of Technology. He completed his residency in internal medicine at New York Hospital and a fellowship in rheumatology and immunology at University of California, San Francisco. We believe that Dr. Daniels is qualified to serve as a member of our board of directors because of his scientific background, experience in the venture capital industry, and corporate leadership experience at numerous biopharmaceutical companies.

Richard Henriques, MBA. Mr. Henriques joined our board of directors in February 2019. Since 2015, he has been a senior fellow at the Center for High Impact Philanthropy at the University of Pennsylvania, with a focus on impact investing. From 2010 to 2014, Mr. Henriques was the chief financial officer of the Bill & Melinda Gates Foundation, where he was responsible for finance and accounting, financial planning and analysis, strategic planning, measurement and evaluation, program related investments and information technology. From 1981 to 2008, Mr. Henriques held positions at Merck & Co., Inc., including as Senior Vice President of Finance for Global Human Health, Vice President and Corporate Controller, and Principal Accounting Officer. Mr. Henriques also serves on the boards of directors of EMulate Therapeutics Inc. (formerly Nativis Inc.), Arbutus Biopharma Corporation, the Pennsylvania chapter of the Nature Conservancy and Episcopal Community Services, and on the board of trustees of the Franklin Institute. We believe that Mr. Henriques is qualified to serve as a member of our board of directors because of his extensive corporate leadership experience and expertise in finance and investment management.

Mark Simon, MBA. Mr. Simon joined our board of directors in October 2018. He is a partner and co-founder of Torreya Partners, LLC, a global investment banking firm serving companies in the life sciences industry. Prior to co-founding Torreya, Mr. Simon was a managing director and head of life sciences investment banking at Citigroup from 2002 to 2005, and a senior biotechnology research analyst at Robertson Stephens from 1989 to 2002. He began his career at Kidder Peabody. Mr. Simon serves on the board of directors of Sun Pharma Advanced Research Company Limited. He received his MBA from Harvard Business School and his B.A. from Columbia College. We believe that Mr. Simon is qualified to serve on our board of directors because of his extensive experience of over 30 years in the life sciences industry and biotechnology and specialty pharma transactions.

Composition of Our Board of Directors

Our board of directors currently consists of five members, each of whom is a member pursuant to the board composition provisions of our current certificate of incorporation and agreements with our stockholders. These board composition provisions will terminate upon the completion of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees. Our board of directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape, professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Our amended and restated certificate of incorporation and amended and restated bylaws that became effective upon the closing of this offering also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director Independence

Our common stock has been approved for listing on The Nasdaq Global Select Market. Under the Nasdaq listing rules, independent directors must comprise a majority of a listed company’s board of directors within twelve months from the date of listing. In addition, the Nasdaq listing rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent within twelve months from the date of listing. Audit committee members must also satisfy additional independence criteria, including those set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under Nasdaq listing rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries, other than compensation for board service; or (2) be an affiliated person of the listed company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1, the board of directors must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director, and whether the director is affiliated with the company or any of its subsidiaries or affiliates.

In September, 2019, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that all members of our board of directors, except Steven Nichtberger, are independent directors, including for purposes of Nasdaq and SEC rules. In making that determination, our board of directors considered the relationships that each director has with us and all other facts and circumstances the board of directors deemed relevant in determining independence, including the potential deemed beneficial ownership of our capital stock by each director, including non-employee directors that are affiliated with certain of our major stockholders. Upon the completion of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of Nasdaq and the rules and regulations of the SEC. There are no family relationships among any of our directors or executive officers.

We have adopted a policy, which became effective upon the effectiveness of the registration statement of which this prospectus forms a part, that outlines a process for our securityholders to send communications to the board of directors.

Staggered Board

In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective at or prior to the closing of this offering, our board of directors is divided into three staggered classes of directors and each is assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2020 for Class I directors, 2021 for Class II directors and 2022 for Class III directors.

•	Our Class I director is Brian Daniels;

•	Our Class II directors are Catherine Bollard and Richard Henriques; and

•	Our Class III directors are Steven Nichtberger and Mark Simon.

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective at or prior to the closing of this offering provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control. We expect that additional directorships resulting from an increase in the number of directors, if any, will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the board of directors.

Board’s Role in Risk Oversight

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our financial condition, development and commercialization activities, operations, strategic direction and intellectual property as more fully discussed in the section entitled “Risk Factors” appearing elsewhere in this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The role of the board of directors in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairman of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate pursuant to a charter adopted by our board of directors and effective upon the effectiveness of the registration statement of which this prospectus is a part. As of the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees currently comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and SEC rules and regulations.

Following the consummation of this offering, the full text of our audit committee charter, compensation committee charter, and nominating and corporate governance charter will be posted on the investor relations portion of our website at www.cabalettabio.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it a part of this prospectus.

Audit Committee

Richard Henriques, Brian Daniels and Mark Simon serve on the audit committee, which is chaired by Mr. Henriques. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

•

reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending based upon the audit committee’s review and discussions with management and our independent registered public accounting firm whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing quarterly earnings releases.

All audit and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

All members of our audit committee will meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq listing rules. Our board of directors has determined that Richard Henriques qualifies as an “audit committee financial expert” within the meaning of applicable SEC regulations. In making this determination, our board of directors considered the nature and scope of experience that Mr. Henriques has previously had with public reporting companies, including service as Senior Vice President of Finance for Global Human Health, Vice President and Corporate Controller, and Principal Accounting Officer at Merck & Co. Inc. Our board of directors has determined that all of the directors that became members of our audit committee upon the effectiveness of the registration statement of which this prospectus forms a part satisfy the relevant independence requirements for service on the audit committee set forth in the rules of the SEC and the Nasdaq listing rules. Both our independent registered public accounting firm and management will periodically meet privately with our audit committee.

Compensation Committee

Catherine Bollard, Brian Daniels and Mark Simon serve on the compensation committee, which is chaired by Dr. Daniels. The compensation committee’s responsibilities include:

•	annually reviewing and recommending to the board of directors the corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

•

evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and based on such evaluation (i) recommending to the board of directors the cash compensation of our Chief Executive Officer and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;

•	reviewing and approving the cash compensation of our other executive officers;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

•	reviewing and approving our policies and procedures for the grant of equity-based awards;

•	reviewing and recommending to the board of directors the compensation of our directors;

•	preparing our compensation committee report if and when required by SEC rules;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis,” if and when required, to be included in our annual proxy statement; and

•	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

Our board of directors has determined that each member of the compensation committee is “independent” as defined in the applicable Nasdaq rules. Each member of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended.

Nominating and Corporate Governance Committee

Catherine Bollard, Richard Henriques and Mark Simon serve on the nominating and corporate governance committee, which is chaired by Mr. Simon. The nominating and corporate governance committee’s responsibilities include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and

•	overseeing the evaluation of our board of directors and management.

Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee are, or has at any time during the prior three years been, one of our officers or employees. None of our executive officers currently serve, or in the past fiscal year have served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Corporate Governance

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A current copy of the code is posted on the investor relations section of our website, which is located at www.cabalettabio.com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a Current Report on Form 8-K.

EXECUTIVE COMPENSATION

Executive Compensation Overview

As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. This section provides an overview of the compensation awarded to, earned by, or paid to our principal executive officer for fiscal year 2018, and our next most highly compensated executive officer in respect of their service to our company for our fiscal year ended December 31, 2018. We refer to these individuals as our named executive officers. We did not have any other executive officers serving in 2018. Our named executive officers are:

•	Steven Nichtberger, M.D., our Chief Executive Officer and President; and

•	Daniel E. Geffken, our former Interim Chief Financial Officer.

Our executive compensation program is based on a pay-for-performance philosophy. Compensation for our executive officers is composed primarily of the following main components: base salary; bonus; and equity incentives in the form of stock options. Our executive officers, like all full-time employees, are eligible to participate in our health and welfare benefit plans. As we transition from a private company to a publicly traded company, we intend to evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances require.

2018 Summary Compensation Table

The following table sets forth information regarding compensation awarded to, earned by, or paid to our named executive officers for services rendered to us in all capacities during the fiscal year ended December 31, 2018.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)		BONUS ($)	STOCK AWARDS ($)(1)	OPTION AWARDS ($)(1)	ALL OTHER COMPENSATION ($)	TOTAL ($)
Steven Nichtberger, M.D., Chief Executive Officer and President	2018	213,204	(2)	98,466	531,399	1,062,079	8,527	1,913,675

Daniel E. Geffken, Interim CFO(3)	2018	—		—	—	25,000	186,017	211,017

(1)

Amounts reflect the grant date fair value of stock and option awards granted or modified in 2018 in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718, or ASC 718. Such grant date fair value does not take into account any estimated forfeitures related to service-vesting conditions. For information regarding assumptions underlying the valuation of equity awards, see Note 8 to our financial statements and the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Stock-based Compensation” included elsewhere in this prospectus. These amounts do not correspond to the actual value that may be recognized by the 2018 Named Executive Officers upon vesting of applicable awards.

(2)

Dr. Nichtberger entered into a consulting agreement with us in August 2017 and became an employee on October 11, 2018. The 2018 salary reported reflects the compensation Dr. Nichtberger received both as a consultant and as an employee in 2018. Dr. Nichtberger also serves as a member of our board of directors but does not receive any additional compensation for his service as a director.

(3)

Mr. Geffken was appointed to serve as our Interim Chief Financial Officer on August 21, 2018 and resigned effective as of February 12, 2019. Mr. Geffken was compensated for his services in this position pursuant to a Consulting Agreement, as amended, effective as of May 7, 2018, that we entered with Danforth Advisors,

LLC, or Danforth. Mr. Geffken is a founder and managing director at Danforth and is paid a salary by Danforth. We paid an aggregate amount of $186,017 to Danforth during 2018 pursuant to the terms of the Consulting Agreement. In addition, on November 16, 2018, we granted 13,334 options to Mr. Geffken, which vest in eight equal quarterly installments over a two-year period commencing on November 16, 2018.

Narrative to the 2018 Summary Compensation Table

Base Salary

We use base salaries to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our executive officers. Base salaries are reviewed annually, typically in connection with our annual performance review process, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience.

Annual Bonus

All employees participate in our annual performance-based bonus plan. Our employment agreements with our named executive officers define a target bonus percentage of the executive’s base salary, as described further below under the section entitled “Employment Arrangements and with our Named Executive Officers”. Bonus targets may be modified up or down based on our board’s assessment of company performance vs our annual goals, and further modified based on individual performance vs annual objectives and assessed behaviors. The 2018 target bonus amount, expressed as a percentage of annual base salary, for Dr. Nichtberger was 40%. With respect to 2018 performance, our board of directors awarded a bonus of $98,466 to Dr. Nichtberger.

Equity Compensation

Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, or any formal equity ownership guidelines applicable to them, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes our executive officers to remain in our employment during the vesting period. Accordingly, our board of directors periodically reviews the equity incentive compensation of our named executive officers and from time to time may grant equity incentive awards to them in the form of stock options.

We typically grant stock option awards at the start of employment to each executive and our other employees. We award our stock options on the date our board of directors approves the grant. We set the option exercise price and grant date fair value based on our per-share estimated valuation on the date of grant. For grants in connection with initial employment, vesting begins on the initial date of employment. To date, we have not maintained a practice of granting additional equity on an annual basis, but we have retained discretion to provide additional targeted grants in certain circumstances.

Employment Arrangements with our Named Executive Officers

We have entered into an offer letter with our Chief Executive Officer and President, Steven Nichtberger, M.D., which was amended on January 2, 2019, and a consulting agreement with Danforth, an entity controlled by Mr. Geffken. The terms and conditions of these agreements are summarized below.

Steven Nichtberger, M.D.

We entered into an offer letter with Steven Nichtberger, M.D., our Chief Executive Officer and President, on October 10, 2018, which was amended in January 2019. Dr. Nichtberger’s offer letter sets forth the initial terms and conditions of his employment with us, including base salary, target annual bonus opportunity and standard employee benefit plan participation. Dr. Nichtberger’s offer letter provides for “at will” employment. Under the terms of his offer letter, Dr. Nichtberger is entitled to receive an annual base salary of $425,000 and an annual target bonus of 40% of his annual base salary based upon our board of directors’ assessment of Dr. Nichtberger performance and our attainment of targeted goals as set by the board of directors in their sole discretion. Pursuant to his offer letter, Dr. Nichtberger also entered into an Employee Restrictive Covenant Agreement with us, pursuant to which he agreed to certain non-competition, non-solicitation, confidentiality and invention assignment terms.

Dr. Nichtberger’s offer letter provides that, in the event that his employment is terminated by us without “cause” or by Dr. Nichtberger with “good reason” (as defined in Dr. Nichtberger’s offer letter), subject to the execution and effectiveness of a separation agreement and release, he will be entitled to receive (i) continuation of his base salary for twelve (12) months, and (ii) reimbursement of COBRA premiums for health benefit coverage, up to an amount equal to the monthly employer contribution that we would have made to provide health insurance to Dr. Nichtberger had he remained employed with us for up to twelve (12) months (the “Termination Benefits”). In addition, in the event that Dr. Nichtberger terminates his employment with “good reason” within six months of a “chairperson designation” (as defined in the offer letter), other than during the period commencing 60 days prior to and ending 12 months following a “change in control” (as defined in the offer letter), subject to the execution and effectiveness of a separation agreement and release, all stock options and other stock-based awards held by Dr. Nichtberger shall accelerate and become fully exercisable or non-forfeitable as of the date of termination.

In the event that Dr. Nichtberger’s employment is terminated by us without “cause” or by Dr. Nichtberger with “good reason” during the period commencing 60 days prior to and ending 12 months following a “change in control”, subject to the execution and effectiveness of a separation agreement and release, he will be entitled to receive the Termination Benefits and all stock options and other stock-based awards held by Dr. Nichtberger shall accelerate and become fully exercisable or non-forfeitable as of the date of termination.

In September 2019, we entered into an employment agreement with Dr. Nichtberger, effective upon the closing of this offering, pursuant to which Dr. Nichtberger is entitled to receive an annual base salary of $497,000, which will be increased to $520,500 effective March 1, 2020, subject to Dr. Nichtberger’s continued employment with us, and an annual bonus determined by our board of directors or the compensation committee (subject to the terms of any applicable incentive compensation plan that may be in effect from time to time), which will initially be targeted at 50% of his annual base salary. This employment agreement also includes a reaffirmation of Dr. Nichtberger’s Employee Restrictive Covenant Agreement, which contains continuing obligations to us, including provisions on proprietary information, assignment of inventions, non-competition and non-solicitation of customers and employees. Dr. Nichtberger’s employment agreement provides that, in the event that his employment is terminated by us without “cause” or by him for “good reason,” then subject to the execution and effectiveness of a separation agreement and release and compliance with his continuing obligations, he will be entitled to receive (i) an amount equal to (x) 12 months of base salary payable on our normal payroll cycle if such termination is not in connection with a “change in control” or (y) 1.5 times the sum of his base salary plus his target bonus for the then-current year payable on our or our successor’s normal payroll cycle over 18 months if such termination is in connection with a “change in control”; and (ii) payment of the monthly employer COBRA premium for the same level of group health coverage as in effect for Dr. Nichtberger on the date of termination up to (x) 12 months if such termination is not in connection with a “change in control,” and (y) 18 months if such termination is in connection with a “change in control.” In addition, if, within 60 days before or 12 months following a “change in control,” Dr. Nichtberger is terminated by us without “cause” or by him for “good reason,” then subject to the execution of the separation agreement and release, all stock options and other stock-based awards held by Dr. Nichtberger will accelerate and vest immediately. In addition to standard good reason triggers, Dr. Nichtberger may elect to resign for good reason if within six months following the appointment of a chairperson of the board of directors, Dr. Nichtberger provides written notice of his reasonable dissatisfaction with such chairperson and the board fails to designate a new chairperson within 30 days of such notice.

Danforth Advisors, LLC Consulting Agreement

In May 2018, we entered into a consulting agreement with Danforth, which was amended in May 2019, pursuant to which we have engaged Danforth as an independent consultant to provide us with certain strategic and financial advice and support services. Mr. Geffken, who was appointed to serve as our interim chief financial officer on August 21, 2018 and served in that capacity until he resigned effective as of February 12, 2019, is a founder and managing director at Danforth. We paid Danforth approximately $186,017 during 2018. In addition, on November 16, 2018, we granted an option to purchase 13,334 shares of common stock to Mr. Geffken, which vests in eight equal quarterly installments over a two-year period commencing on November 16, 2018. The consulting agreement may be terminated by either party thereto with or without cause upon thirty days’ prior written notice and will expire on May 7, 2020.

Outstanding Equity Awards at 2018 Fiscal Year-End

The following table sets forth information concerning outstanding equity awards held by our named executive officers as of December 31, 2018. All equity awards set forth in the table below were granted under our Amended and Restated Stock Option and Grant Plan.

	OPTION AWARDS							STOCK AWARDS
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE		EQUITY INCENTIVE PLAN AWARDS: NUMBER OF SECURITIES UNDERLYING UNEXERCISED UNEARNED OPTIONS (#)		OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)		MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)(1)
Steven Nichtberger, Chief Executive Officer	—	279,677	(2)	—		1.01	October 28, 2028			—
	—	—		279,677	(3)	1.01	October 28, 2028	—		—
	—	—		—
								726,000	(4)	—

Daniel E. Geffken, Interim CFO	—	13,334	(5)	—		1.01	November 16, 2028	—		—

(1)	The market price of our common stock is based on the initial public offering price of $11.00 per share.
(2)

This option vests over four years, with 25% vesting on October 11, 2019, and the remaining shares vesting in 36 equal monthly installments thereafter, subject to a continued service relationship with us.

(3)

93,226 of the shares subject to this option will vest on the date that the first patient is dosed in a PV Phase 1 clinical trial, 93,226 of the shares subject to this option will vest upon our first underwritten public offering of our common stock with gross proceeds to us of at least $50 million and a price per share equal to or greater than $12.15, and 93,225 of the shares will vest upon affirmative approval by our board of directors of a clinical candidate for treatment of MG with in vivo proof-of-concept to support a decision to move forward with IND-enabling development of such clinical candidate.

(4)	116,160 of the shares subject to this stock award vested on May 4, 2019 and the remaining shares vest in eight quarterly installments over the two years following May 4, 2019.
(5)	This option vests over two years in eight equal quarterly installments commencing on November 16, 2018.

Compensation Risk Assessment

We believe that although a portion of the compensation provided to our executive officers and other employees is performance-based, our executive compensation program does not encourage excessive or unnecessary risk taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to remain focused on both short-term and long-term strategic goals. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on us.

Employee Benefit and Equity Compensation Plans

2018 Stock Option and Grant Plan

Our 2018 Plan was approved by our board of directors and our stockholders on September 7, 2018. Under the 2018 Plan, as amended through the date hereof, we have reserved for issuance an aggregate of 2,580,453 shares of our common stock. The number of shares of common stock reserved for issuance is subject to adjustment in the event of any merger, consolidation, sale of all or substantially all of our assets, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar transaction.

The shares of common stock underlying awards that are forfeited, canceled, reacquired by us prior to vesting, satisfied without the issuance of stock or otherwise terminated (other than by exercise) and shares of common stock that are withheld upon exercise of an option or settlement of an award to cover the exercise price or tax withholding are added back to the shares of common stock available for issuance under the 2018 Plan.

Our board of directors has acted as administrator of the 2018 Plan. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, and to determine the specific terms and conditions of each award, subject to the provisions of the 2018 Plan. Persons eligible to participate in the 2018 Plan are those employees, officers and directors of, and consultants and advisors to, our company as selected from time to time by the administrator in its discretion.

The 2018 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, or the Code and (2) options that do not so qualify. The per share option exercise price of each option will be determined by the administrator but may not be less than 100% of the fair market value of the common stock on the date of grant. The term of each option will be fixed by the administrator. The administrator will determine at what time or times each option may be exercised. In addition, the 2018 Plan permits the granting of restricted shares of common stock, unrestricted shares of common stock, and restricted stock units.

The 2018 Plan provides that upon the occurrence of a “sale event,” as defined in the 2018 Plan, our board of directors may take one or more of the following actions as to some or all awards outstanding under the 2018 Plan: (i) provide that outstanding options awards will be assumed or substituted by the acquiring or successor corporation, (ii) provide that all unexercised options will terminate immediately prior to the consummation of the sale event unless exercised by the optionee (to the extent exercisable) within a specified period prior to the consummation of the sale event, (iii) make or provide for a cash payment to the optionees equal to the difference between the per share cash consideration in the sale event and the per share exercise price of the outstanding award, (iv) provide that all restricted stock and unvested restricted stock unit awards (other than those becoming vested as a result of the sale event) will be assumed or substituted by the acquiring or successor corporation (v) provide that all restricted stock and unvested restricted stock unit awards (other than those becoming vested as a result of the sale event) will terminate immediately prior to the effective time of any sale event unless repurchased at a price per share equal to the lower of the original per share purchase price paid by the holder (subject to adjustment) or the current fair market value of such shares, determined immediately prior to the effective time of the sale event, (vi) make or provide for a cash payment to the holders of restricted stock or restricted stock unit awards in an amount equal to the consideration payable per share of stock pursuant to the sale event times the number of shares subject to such award. We may also make or provide for a cash payment to participants holding options in an amount equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options (to the extent then exercisable).

The administrator may amend or discontinue the 2018 Plan at any time, subject to stockholder approval where such approval is required by applicable law. The administrator of the 2018 Plan may also amend or cancel any outstanding award, provided that no amendment to an award may adversely affect a participant’s rights without his or her consent.

The 2018 Plan will terminate automatically upon the earlier of 10 years from the date on which the 2018 Plan was adopted by our board of directors or 10 years from the date the 2018 Plan is approved by our stockholders. As of June 30, 2019, options to purchase 1,623,707 shares of common stock were outstanding under the 2018 Plan. Our board of directors has determined not to make any further awards under the 2018 Plan following the closing of this offering.

2019 Stock Option and Incentive Plan

Our 2019 Plan was adopted by our board of directors on October 14, 2019 and approved by our stockholders on October 14, 2019 and became effective upon the effectiveness of the registration statement of which this prospectus is part. The 2019 Plan replaced the 2018 Plan as our board of directors has determined not to make additional awards under the 2018 Plan following the closing of our initial public offering. The 2019 Plan allows the compensation committee to make equity-based and cash-based incentive awards to our officers, employees, directors and other key persons (including consultants).

We have initially reserved 2,342,288 shares of our common stock, or the Initial Limit, for the issuance of awards under the 2019 Plan, plus the shares of common stock remaining available for issuance under our 2018 Plan. The 2019 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2020, by 4% of the outstanding number of shares of our common stock on the immediately preceding December 31, or such lesser number of shares as determined by our compensation committee, or the Annual Increase. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under the 2019 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without any issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2019 Plan and the 2018 Plan will be added back to the shares of common stock available for issuance under the 2019 Plan.

The maximum aggregate number of shares that may be issued in the form of incentive stock options shall not exceed the Initial Limit cumulatively increased on January 1, 2020 and on each January 1 thereafter by the lesser of the Annual Increase for such year or 2,342,288 shares of common stock.

The 2019 Plan is administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2019 Plan. Persons eligible to participate in the 2019 Plan will be those full or part-time officers, employees, non-employee directors and other key persons (including consultants) as selected from time to time by our compensation committee in its discretion.

The 2019 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code, and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price of each stock appreciation right may not be less than 100% of the fair market value of the common stock on the date of grant.

Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2019 Plan. Unrestricted stock may be granted to participants in recognition of past services or other valid consideration and may be issued in lieu of cash compensation due to such participant. Our compensation committee may grant cash bonuses under the 2019 Plan to participants, subject to the achievement of certain performance goals.

The 2019 Plan provides that in the case of, and subject to, the consummation of a “sale event” as defined in the 2019 Plan, all outstanding awards may be assumed, substituted or otherwise continued by the successor entity. To the extent that the successor entity does not assume, substitute or otherwise continue such awards, then (i) all stock options and stock appreciation rights will automatically become fully exercisable and the restrictions and conditions on all other awards with time-based conditions will automatically be deemed waived, and awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a sale event in the compensation committee’s discretion and (ii) upon the effectiveness of the sale event, the 2019 Plan and all awards will automatically terminate. In the event of such termination, (i) individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) prior to the sale event; or (ii) we may make or provide for a cash payment to participants holding options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights (to the extent then exercisable).

Our board of directors may amend or discontinue the 2019 Plan and our compensation committee may amend the exercise price of options and amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2019 Plan require the approval of our stockholders. No awards may be granted under the 2019 Plan after the date that is 10 years from the date of stockholder approval. No awards under the 2019 Plan have been made prior to the date of this prospectus.

2019 Employee Stock Purchase Plan

On October 14, 2019, our board of directors adopted the 2019 Employee Stock Purchase Plan, or 2019 ESPP, and on October 14, 2019, our stockholders approved the 2019 ESPP. The 2019 ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. The 2019 ESPP initially reserves and authorizes the issuance of up to a total of 234,229 shares of common stock to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2020 through January 1, 2029, by the lesser of (i) 234,229 shares of common stock, (ii) 1% of the outstanding number of shares of our common stock on the immediately preceding December 31 or (iii) such lesser number of shares as determined by the 2019 ESPP administrator. The number of shares reserved under the 2019 ESPP is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

All employees whose customary employment is for more than 20 hours per week are eligible to participate in the ESPP. However, any participating employee who would own 5% or more of the total combined voting power or value of all classes of stock after an option were granted under the ESPP would not be eligible to purchase shares under the 2019 ESPP.

We will make one or more offerings each year to our employees to purchase shares under the ESPP. Offerings will usually begin on each January 1 and July 1 and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 business days before the relevant offering date.

Each employee who is a participant in the 2019 ESPP may purchase shares by authorizing payroll deductions of up to 15% of his or her base compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares on the last business day of the offering period at a price equal to 85% of the fair market value of the shares on the first business day or the last business day of the offering period, whichever is lower. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of common stock, valued at the start of the purchase period, under the ESPP in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the 2019 ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The 2019 ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of common stock authorized under the ESPP and certain other amendments require the approval of our stockholders.

Senior Executive Cash Incentive Bonus Plan

In September 2019, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or Corporate Performance Goals, as well as individual performance objectives.

Our compensation committee may select Corporate Performance Goals from among the following: cash flow (including, but not limited to, operating cash flow and free cash flow); research and development, publication, clinical and/or regulatory milestones; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of the Company’s common stock; economic value-added; acquisitions or strategic transactions, including licenses, collaborations, joint ventures or promotion arrangements; operating income (loss); return on capital, assets, equity, or investment; total stockholder returns; coverage decisions; productivity; expense efficiency; margins; operating efficiency; working capital; earnings (loss) per share of the Company’s common stock; sales or market shares; number of prescriptions or prescribing physicians; revenue; corporate revenue; operating income and/or net annual recurring revenue, any of which may be measured in absolute terms or compared to any incremental increase, measured in terms of growth, compared to another company or companies or to results of a peer group, measured against the market as a whole and/or as compared to applicable market indices and/or measured on a pre-tax or post-tax basis (if applicable).

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The Corporate Performance Goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the Corporate Performance Goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

401(k) Plan

We participate in a retirement savings plan, or 401(k) plan, that is intended to qualify for favorable tax treatment under Section 401(a) of the Code, and contains a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. U.S. employees who are at least 21 years of age are generally eligible to participate in the 401(k) plan, subject to certain criteria. Participants may make pre-tax and certain after-tax (Roth) salary deferral contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit under the Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. Participant contributions are held in trust as required by law. An employee’s interest in his or her salary deferral contributions is 100% vested when contributed. We have the ability to make discretionary contributions under the plan and contributed in 2019 based on 3% of salary earned in 2018. Effective for the 2019 plan year, all eligible employees will receive an Employer Safe Harbor nonelective contribution equal to 3% of eligible pay for the plan year.

Limitations on Liability and Indemnification Agreements

As permitted by Delaware law, provisions in our amended and restated certificate of incorporation and amended and restated bylaws, both of which will become effective upon the closing of this offering, limit or eliminate the personal liability of directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, a director exercise an informed business judgment based on all material information reasonably available to him or her. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payments of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as injunctive relief or rescission. These provisions will not alter a director’s liability under other laws, such as the federal securities laws or other state or federal laws. Our amended and restated certificate of incorporation that will become effective upon the closing of this offering also authorizes us to indemnify our directors to the fullest extent permitted under Delaware law.

As permitted by Delaware law, our amended and restated bylaws to be effective upon the closing of this offering will provide that:

•	we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law;

•	we must advance expenses to our directors and officers, and may advance expenses to our employees and other agents, in connection with a legal proceeding to the fullest extent permitted by law; and

•	the rights provided in our amended and restated bylaws are not exclusive.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director or officer, then the liability of our directors or officers will be so eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated bylaws will also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification. We have obtained such insurance.

In addition to the indemnification that will be provided for in our amended and restated certificate of incorporation and amended and restated bylaws, we plan to enter into separate indemnification agreements with each of our directors and executive officers, which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, expenses, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

This description of the indemnification provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is qualified in its entirety by reference to these documents, each of which is attached as an exhibit to the registration statement of which this prospectus forms a part.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

DIRECTOR COMPENSATION

The following table presents the total compensation for each person who served as a non-employee member of our board of directors and received compensation for such service during the fiscal year ended December 31, 2018. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors in 2018. We reimburse members of our board of directors for reasonable travel expenses. Dr. Nichtberger, our Chief Executive Officer and President, did not receive any compensation for his service as a member of our board of directors in 2018. Dr. Nichtberger’s compensation for service as an employee for fiscal year 2018 is presented in “Executive Compensation—2018 Summary Compensation Table.”

NAME	FEES EARNED OR PAID IN CASH ($)	OPTION AWARDS ($)(1)	TOTAL ($)
Mark Simon(2)	—	52,661	52,661
Brian Daniels	—	—	—

(1)

Amounts reflect the aggregate grant date fair value of option awards granted in 2018 in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718, or ASC 718. Such grant date fair value does not take into account any estimated forfeitures related to service-vesting conditions. For information regarding assumptions underlying the valuation of equity awards, see Notes 8 to our financial statements and the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Stock-based Compensation” included elsewhere in this prospectus.

(2)	As of December 31, 2018, Mr. Simon held an unvested option to purchase 27,968 shares of our common stock.

Non-Employee Director Compensation Policy

Our board of directors expects to adopt a non-employee director compensation policy, effective upon effectiveness of the registration statement of which this prospectus forms a part, that is designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, each director who is not an employee will be paid cash compensation from and after the completion of this offering, as set forth below:

	MEMBER ANNUAL FEE ($)	CHAIRMAN ADDITIONAL ANNUAL FEE ($)
Board of Directors	35,000	—
Audit Committee	7,500	15,000
Compensation Committee	5,000	10,000
Nominating and Corporate Governance Committee	4,000	8,000

In addition, each non-employee director serving on our board of directors upon completion of this offering and each non-employee director elected or appointed to our board of directors following the completing of this offering will be granted 38,000 on the date of such director’s election or appointment to the board of directors, which will vest in the following manner, subject to continued service through such vesting date(s): equal monthly installments over three years from the date of vesting commencement. On the date of each annual meeting of stockholders of our company, each non-employee director will be granted 19,000, which will vest in the following manner, subject to continued service as a director through such vesting date(s): in full upon the earlier to occur of the first anniversary date or the date of the next annual meeting.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than the compensation agreements and other arrangements described under “Executive Compensation” and “Director Compensation” in this prospectus and the transactions described below, since our incorporation on April 3, 2017, there has not been and there is not currently proposed, any transaction or series of similar transactions to which we were, or will be, a party in which the amount involved exceeded, or will exceed, $120,000 and in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

Private Placements of Securities

Series A/A-1/A-2 Preferred Stock Financing

In October 2018, we sold an aggregate of 3,146,551 shares of our Series A preferred stock at a purchase price of $4.05 per share, 7,372,719 shares of our Series A-1 preferred stock at a purchase price of $2.76 per share and 1,873,777 shares of our Series A-2 preferred stock at a purchase price of $2.76 per share. The Series A-1 preferred stock and Series A-2 preferred stock was purchased with a mix of cash and the conversion of certain of our outstanding convertible promissory notes. The following table summarizes purchases of our Series A and A-1 preferred stock by related persons:

STOCKHOLDER	SHARES OF SERIES A / A-1 PREFERRED STOCK	TOTAL PURCHASE PRICE
5AM Ventures V, LP(1)	3,146,551	$12,743,531.55
Steven Nichtberger(2)	90,725	$250,401.00
Adage Capital Partners, LP(3)	3,605,408	$9,950,926.08
Baker Brothers Life Sciences, L.P.(3)	3,330,917	$9,193,330.92

(1)	Brian Daniels serves as a member of our board of directors and is a partner at 5AM Ventures V, LP. 5AM Ventures V, LP holds more than 5% of our voting securities.
(2)	Steven Nichtberger is our chief executive officer and a member of our board of directors.
(3)	This entity holds, in the aggregate, more than 5% of our voting securities.

Series B Preferred Stock Financing

In January 2019, we sold an aggregate of 6,963,788 shares of our Series B preferred stock at a purchase price of $7.18 per share. In addition, we issued a further 1,405,332 shares of Series B Preferred Stock in exchange for 1,405,332 shares of Series A-2 Preferred Stock. The following table summarizes purchases of our Series B preferred stock by related persons:

STOCKHOLDER	SHARES OF SERIES B PREFERRED STOCK	TOTAL PURCHASE PRICE
5AM Ventures V, LP(1)	1,248,594	$8,964,904.92
Adage Capital Partners, LP(2)	712,539	$5,116,030.02
Baker Brothers Life Sciences, L.P.(2)	658,291	$4,726,529.38

(1)	Brian Daniels serves as a member of our board of directors and is a partner at 5AM Ventures V, LP. 5AM Ventures V, LP holds more than 5% of our voting securities.
(2)	This entity holds, in the aggregate, more than 5% of our voting securities.

Agreements with Stockholders

In connection with our Series A/A-1/A-2 preferred stock financing and our Series B preferred stock financing, we entered into investors’ rights, voting and right of first refusal and co-sale agreements containing registration rights, information rights, voting rights and rights of first refusal, among other things, with certain holders of our preferred stock and certain holders of our common stock. These stockholder agreements will terminate upon the closing of this offering, except for the registration rights granted under our investors’ rights agreement, as more fully described in “Description of Capital Stock—Registration Rights.” In connection with these financings, we also entered into a side letter with certain investors containing rights to participate in this offering. For more information regarding certain rights relating to this offering granted under our stockholder agreements and the side letter, see the section of this prospectus titled “Principal Stockholders.”

Danforth Advisors

In May 2018, we engaged Danforth Advisors, LLC, or Danforth, a consulting firm specializing in providing financial and strategic support to life sciences companies and a controlled affiliate of Daniel Geffken, who served as our interim Chief Financial Officer from August 2018 to February 2019. Pursuant to a consulting agreement effective May 2018, which was amended in May 2019, we paid professional fees to Danforth of $186,017 in 2018 and $279,995 through June 30, 2019. Mr. Geffken was granted options with an aggregate grant date fair value of $25,000, as computed in accordance with ASC Topic 718.

Directed Share Program

At our request, the underwriters have reserved up to 340,000 shares of our common stock, or 5% of the shares offered by this prospectus, for sale at the initial public offering price to individuals through a directed share program, including our directors, executive officers and employees, as well as friends and family members of our executive officers and certain members of senior management, and persons with whom we have a business relationship, to the extent permitted by local securities laws. Any such shares purchased by our executive officers, directors or employees (or any person who resides with, or is materially supported by, an executive officer or director) will be subject to a 180-day lock-up restriction. See the section captioned “Underwriters” for more information.

Indemnification Agreements

In connection with this offering, we have entered into new agreements to indemnify our directors and executive officers. These agreements, among other things, require us to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person’s status as a member of our board of directors to the maximum extent allowed under Delaware law.

Policies for Approval of Related Party Transactions

Our board of directors reviews and approves transactions with directors, officers and holders of five percent or more of our voting securities and their affiliates, each a related party. Prior to this offering, the material facts as to the related party’s relationship or interest in the transaction are disclosed to our board of directors prior to their consideration of such transaction, and the transaction is not considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approve the transaction. Further, when our stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.

We have adopted a written related party transactions policy that such transactions must be approved by our audit committee. This policy became effective on the date on which the registration statement of which this prospectus is part is declared effective by the SEC. Pursuant to this policy, the audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to us regarding beneficial ownership of our capital stock as of September 30, 2019 by:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than five percent of our capital stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The column entitled “Percentage of Shares Beneficially Owned—Before Offering” is calculated based on 16,752,855 shares of common stock outstanding as of September 30, 2019, assuming the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 12,904,534 shares of our common stock (including 6,409,519 shares of our non-voting common stock) upon the completion of this offering. The column entitled “Percentage of Shares Beneficially Owned—After Offering” is based on 23,552,854 shares of our common stock to be outstanding after this offering, including the 6,800,000 shares of our common stock that we are selling in this offering and 6,409,519 shares of our non-voting common stock, but not including any additional shares issuable upon exercise of outstanding options.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities as well as any shares of common stock that the person has the right to acquire within 60 days of September 30, 2019 through the exercise of stock options or other rights. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The table does not give effect to any shares that may be acquired by our directors or executive officers pursuant to the directed share program.

Stockholder Rights In Connection With This Offering

Pursuant to a side letter that we entered into in connection with our Series A/Series A-1/Series A-2 preferred stock financing, we must use commercially reasonable efforts to cause the underwriters of this offering to provide each of Baker Brothers Life Sciences, L.P., 667, L.P., 5AM Ventures V, L.P. and Adage Capital Partners, LP, or the Series A/A-1 investors, the opportunity to participate in this offering in an amount equal to such investor’s pro rata share of an aggregate of 32% of the total number shares of common stock being offered by us. Despite our commercially reasonable efforts, the underwriters may, in their sole discretion, determine that the Series A/A-1 investors’ participation in such proportion is not advisable and designate a reduced number of, or no, shares for purchase by the Series A/A-1 investors.

Upon the closing of this offering, each outstanding share of our Series A, Series A-1, Series A-2 and Series B preferred stock, or our preferred stock, will automatically convert into shares of voting common stock in accordance with the provisions of our second amended and restated certificate of incorporation, or our current charter, with the exception of each outstanding share of our preferred stock owned by entities affiliated with or managed by Baker Brothers Life Sciences, L.P., 667, L.P., and Adage Capital Partners, LP, which shares will automatically convert into an aggregate of 6,409,519 shares of non-voting common stock.

Except as otherwise noted below, the address for persons listed in the table is c/o Cabaletta Bio, Inc., 2929 Arch Street, Suite 600, Philadelphia, PA 19104.

	BENEFICIAL OWNERSHIP BEFORE THE OFFERING					BENEFICIAL OWNERSHIP AFTER THE OFFERING
	VOTING COMMON AND PREFERRED STOCK		NON-VOTING COMMON AND PREFERRED STOCK		% OF TOTAL OUTSTANDING CAPITAL STOCK BEFORE THE OFFERING	VOTING COMMON STOCK		NON-VOTING COMMON STOCK		% OF TOTAL OUTSTANDING CAPITAL STOCK AFTER THE OFFERING
	SHARES	%	SHARES	%		SHARES	%	SHARES	%
5% or Greater Stockholders
5AM Ventures V, L.P.(1)	3,214,718	19.19%	—	—	19.19%	3,214,718	13.65%	—	—	13.65%
Adage Capital Partners, L.P.(2)	3,204,760	19.13%	—	—	19.13%	—	—	3,204,760	13.61%	13.61%
Baker Bros. Advisors LP(3)	3,204,759	19.13%	—	—	19.13%	—	—	3,204,759	13.61%	13.61%
Aimee Payne, M.D., Ph.D.(4)	1,089,000	6.50%	—	—	6.50%	1,089,000	4.62%	—	—	4.62%
Michael Milone, M.D., Ph.D.(5)	1,088,999	6.50%	—	—	6.50%	1,088,999	4.62%	—	—	4.62%
Entities affiliated with Boxer Capital, LLC(6)	928,503	5.54%	—	—	5.54%	928,503	3.94%	—	—	3.94%
Entities affiliated with Deerfield Management(7)	928,504	5.54%	—	—	5.54%	928,504	3.94%	—	—	3.94%
Named Executive Officers, Other Officers, and Directors:
Steven Nichtberger, M.D.(8)	1,219,402	7.25%	—	—	7.25%	1,219,402	5.16%	—	—	5.16%
Gwendolyn Binder, Ph.D.(9)	52,689	*	—	—	*	52,689	*	—	—	*
David J. Chang, M.D., M.P.H.	—	—	—	—	—	—	—	—	—	—
Anup Marda, MBA	—	—	—	—	—	—	—	—	—	—
J. Brian Stalter, J.D.	—	—	—	—	—	—	—	—	—	—
Catherine Bollard, M.D.(10)	11,606	*	—	—	*	11,606	*	—	—	*
Brian Daniels, M.D.	—	—	—	—	—	—	—	—	—	—
Richard Henriques, MBA(11)	17,410	*	—	—	*	17,410	*	—	—	*
Mark Simon, MBA(12)	39,049	*	—	—	*	39,049	*	—	—	*
All executive officers and directors as a group (9 persons)(13)	1,340,157	7.92%	—	—	7.92%	1,340,156	5.65%	—	—	5.65%

*	Less than 1%
(1)

Consists of 2,097,700 shares of common stock issuable upon conversion of shares of Series A preferred stock and 1,117,018 shares of common stock issuable upon conversion of shares of Series B preferred stock, in each case held by 5AM Ventures V, L.P. 5AM Partners V, LLC is the general partner of 5AM Ventures V, L.P. and may be deemed to have sole investment and voting power over the shares held by 5AM Ventures V, L.P. Andrew Schwab, Kush Parmar and Scott Rocklage are the managing members of 5AM Partners V, LLC, and may be deemed to share voting and dispositive power over the shares held by 5AM Ventures V, L.P. Dr. Brian Daniels is a member of our board of directors and a partner at 5AM Venture Management, LLC. However, Dr. Daniels does not have or share voting or dispositive power over the shares owned by 5AM Ventures V, L.P. The address of the above persons and entities is 501 2nd Street, Suite 350, San Francisco, CA 94107.

(2)

Consists of 2,403,605 shares of non-voting common stock issuable upon conversion of shares of Series A preferred stock and 801,155 shares of non-voting common stock issuable upon conversion of shares of Series B preferred stock, in each case held by Adage Capital Partners, L.P. Adage Capital Advisors, L.L.C. is the managing member of Adage Capital Partners GP, L.L.C., the general partner of Adage Capital Partners, L.P. As managing members of Adage Capital Advisors, L.L.C., managing members of Adage Capital Partners GP, L.L.C. and general partners of Adage Capital Partners, L.P., Robert Atchinson and Phillip Gross may be deemed beneficial holders with shared voting and dispositive power over the shares held by Adage Capital Partners, L.P. The address of Adage Capital Partners L.P. is 200 Clarendon Street, Boston, Massachusetts 02110.

(3)

Consists of (i) 2,220,611 shares of non-voting common stock issuable upon conversion of shares of Series A-1 preferred stock and 740,161 shares of non-voting common stock issuable upon conversion of shares of Series B preferred stock, in each case held by Baker Brothers Life Sciences, L.P. (“BBLS”) and (ii) 182,993 shares of non-voting common stock issuable upon conversion of shares of Series A-1 preferred stock and 60,994 shares of non-voting common stock issuable upon conversion of shares of Series B preferred stock, in each case held by 667, L.P. (together with BBLS, the “BBA Funds”). Baker Bros. Advisors LP (“BBA”), is the management company and investment adviser to the BBA Funds and has sole voting and investment power with respect to the shares held by the BBA Funds. Baker Bros. Advisors (GP) LLC (“BBA-GP”), is the sole general partner of BBA. The managing members of BBA-GP are Julian C. Baker and Felix J. Baker. The address for BBA, BBA-GP and the BBA Funds is 860 Washington Street, 3rd Floor, New York, NY 10014.
(4)	Consists of 1,089,000 shares of common stock.
(5)	Consists of 1,089,000 shares of common stock.
(6)

Consists of (i) 839,089 shares of common stock issuable upon conversion of shares of Series B preferred stock held by Boxer Capital, LLC (“Boxer Capital”) and (ii) 89,414 shares of common stock issuable upon conversion of shares of Series B preferred stock held by MVA Investors, LLC (“MVA”). Boxer Asset Management Inc. (“Boxer Management”) is the managing member and majority owner of Boxer Capital. Joseph Lewis is the sole indirect owner and controls Boxer Management. MVA is the independent, personal investment vehicle of certain employees of Boxer Capital and Tavistock Life Sciences Company, which is a Delaware corporation and an affiliate of Boxer Capital. The principal business address of Boxer Capital and MVA is 11682 El Camino Real, Suite 320, San Diego, CA 92130. The principal business address of both Boxer Management and Joseph Lewis is c/o Cay House P.O. Box N-7776 E.P. Taylor Drive Lyford Cay, New Providence, Bahamas.

(7)

Consists of (i) 464,252 shares of common stock issuable upon conversion of shares of Series B preferred stock held by Deerfield Private Design Fund IV, LP and (ii) 464,252 shares of common stock issuable upon conversion of shares of Series B preferred stock held by Deerfield Special Situations Fund, L.P. Deerfield Mgmt, L.P. is the general partner of Deerfield Special Situations Fund, L.P., and Deerfield Mgmt IV, L.P. is the general partner of Deerfield Private Design Fund IV, L.P. (together with Deerfield Special Situations Fund, L.P., the “Deerfield Funds”). Deerfield Management Company, L.P. is the investment manager of each of the Deerfield Funds. Mr. James E. Flynn is the sole member of the general partner of each of Deerfield Mgmt, L.P., Deerfield Mgmt IV, L.P., Deerfield Management Company, L.P., Deerfield Mgmt, L.P., and Deerfield Management Company, L.P. Mr. James E. Flynn may be deemed to beneficially own the securities held by Deerfield Special Situations Fund, L.P. Deerfield Mgmt IV, L.P., Deerfield Management Company, L.P. and Mr. James E. Flynn may be deemed to beneficially own the securities held by Deerfield Private Design Fund IV, L.P. The address of the Deerfield Funds is 780 Third Avenue, 37th Floor, New York, NY 10017.

(8)

Consists of (i) 726,000 shares of common stock, (ii) 60,483 shares of common stock issuable upon conversion of shares of Series A-1 preferred stock, (iii) 363,000 shares of common stock held by the 2017 Nichtberger Family Trust (the “Trust Shares”) and (iv) 69,919 shares of common stock underlying options exercisable within 60 days of September 30, 2019. Dr. Nichtberger may be deemed to beneficially own the Trust Shares. Dr. Nichtberger disclaims beneficial ownership of the Trust Shares and this shall not be deemed an admission that he is the beneficial owner of the Trust Shares.

(9)	Consists of 52,690 shares of common stock underlying options exercisable within 60 days of September 30, 2019.
(10)	Consists of 11,606 shares of common stock underlying options exercisable within 60 days of September 30, 2019.
(11)	Consists of 17,410 shares of common stock underlying options exercisable within 60 days of September 30, 2019.
(12)

Consists of (i) 18,144 shares of common stock issuable upon conversion of shares of Series A-1 preferred stock and (ii) 20,905 shares of common stock underlying options exercisable within 60 days of September 30, 2019.

(13)	Includes an aggregate of 172,531 shares of common stock underlying options exercisable within 60 days of September 30, 2019 held by five current directors and officers.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws, which will be effective upon the closing of this offering. The descriptions of the common stock and preferred stock give effect to changes to our capital structure that will occur upon the completion of this offering. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated bylaws as our bylaws.

General

Upon completion of this offering, our authorized capital stock will consist of 143,590,481 shares of common stock, par value $0.00001 per share, 6,409,519 shares of non-voting common stock, par value $0.00001 per share, and 10,000,000 shares of preferred stock, par value $0.00001 per share, all of which shares of preferred stock will be undesignated.

As of June 30, 2019, 3,848,320 shares of our common stock, 3,146,551 shares of Series A preferred stock, 7,372,719 shares of Series A-1 preferred stock, 468,445 shares of Series A-2 preferred stock and 8,369,120 shares of Series B preferred stock were issued and outstanding and held by 25 stockholders of record. This amount does not take into account the conversion of all outstanding shares of our preferred stock into common stock and non-voting common stock upon the completion of this offering.

Common Stock and Non-Voting Common Stock

The holders of our common stock and non-voting common stock have identical rights, provided that, (i) except as otherwise expressly provided in our amended and restated certificate of incorporation or as required by applicable law, on any matter that is submitted to a vote by our stockholders, holders of our common stock are entitled to one vote per share of common stock, and holders of our non-voting common stock are not entitled to any votes per share of non-voting common stock, including for the election of directors, and (ii) holders of our common stock have no conversion rights, while holders of our non-voting common stock shall have the right to convert each share of our non-voting common stock into one share of common stock at such holder’s election, provided that as a result of such conversion, such holder, together with its affiliates and any members of a Schedule 13(d) group with such holder, would not beneficially own in excess of 4.99% of our common stock immediately prior to and following such conversion, unless otherwise as expressly provided for in our amended and restated certificate of incorporation. However, this ownership limitation may be increased or decreased to any other percentage designated by such holder of non-voting common stock upon 61 days’ notice to us.

Holders of our common stock and non-voting common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock and non-voting common stock have no preemptive rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock and non-voting common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred Stock

Upon the completion of this offering, all outstanding shares of our preferred stock will be converted into shares of our common stock and non-voting common stock. Upon the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock and non-voting common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders and holders of our non-voting common stock will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Stock Options

As of June 30, 2019, there were outstanding options to purchase an aggregate of 1,623,707 shares of our common stock.

Registration Rights

Upon the completion of this offering, the holders of 12,904,534 shares of our common stock and non-voting common stock, including those issuable upon the conversion of preferred stock, will be entitled to rights with respect to the registration of these securities under the Securities Act. These rights are provided under the terms of an investors’ rights agreement between us, holders of our preferred stock. The investors’ rights agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under this agreement will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand Registration Rights

Beginning 180 days after the effective date of this registration statement, the holders of 12,904,534 shares of our common stock and non-voting common stock, including those issuable upon the conversion of preferred stock upon the completion of this offering, are entitled to demand registration rights. Under the terms of the investors’ rights agreement, we will be required, upon the written request of holders of at least 40% of these securities, to file a registration statement and use commercially reasonable efforts to effect the registration of all or a portion of these shares of common stock (including the shares of common stock into which any shares of non-voting common stock held by such investors may be converted) for public resale. We are required to effect only two registrations pursuant to this provision of the investors’ rights agreement.

Short-Form Registration Rights

Pursuant to the investors’ rights agreement, if we are eligible to file a registration statement on Form S-3, upon the written request of holders of at least 20% of these securities at an aggregate offer price of at least $5.0 million, we will be required to use commercially reasonable efforts to effect a registration of such shares. We are required to effect only two registrations in any twelve month period pursuant to this provision of the investors’ rights agreement. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Piggyback Registration Rights

Pursuant to the investors’ rights agreement, if we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions contained in the investors’ rights agreement, we and the underwriters may limit the number of shares included in the underwritten offering to the number of shares which we and the underwriters determine in our sole discretion will not jeopardize the success of the offering.

Indemnification

Our investors’ rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of Registration Rights

The demand registration rights and short form registration rights granted under the investors’ rights agreement will terminate on the earliest of (i) a deemed liquidation event, as defined in the investors’ rights agreement, (ii) the fifth anniversary of the completion of this offering and (iii) at such time after this offering when the holders’ shares may be sold without restriction pursuant to Rule 144 within a three month period.

In addition, we have entered into a side letter with certain of our investors pursuant to which, following the closing of this offering and upon or after expiration of the lock-up agreements described below under “Underwriting”, if we receive a written notice from any of such investors, we and the investors will enter into a registration rights agreement. The registration rights agreement will provide that, subject to certain limitations, upon demand by any of the investors, we must file a Registration Statement on Form S-3 for resale under the Securities Act of 1933 registering the common stock held by the investors (including any shares of common stock into which outstanding shares of non-voting common stock may be converted) and use reasonable best efforts to effect such registration. If we enter into the registration rights agreement, our registration obligations will continue in effect for up to ten years. The registration rights agreement also requires us to pay expenses relating to such registrations and indemnify the investors against certain liabilities.

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws and Delaware Law

Our amended and restated certificate of incorporation and bylaws that will be in effect on the completion of this offering will include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies

Our amended and restated certificate of incorporation will provide for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our amended and restated certificate of incorporation will also provide that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the outstanding shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

No Written Consent of Stockholders

Our amended and restated certificate of incorporation will provide that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of Stockholders

Our amended and restated certificate of incorporation and bylaws will provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements

Our bylaws will establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to Certificate of Incorporation and Bylaws

Any amendment of our amended and restated certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our amended and restated certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our bylaws and certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated Preferred Stock

Our amended and restated certificate of incorporation will provide for 10,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Choice of forum

Our amended and restated bylaws that will become effective upon the closing of this offering will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claim for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws; (4) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws or (5) any action asserting a claim governed by the internal affairs doctrine. The choice of forum provision does not apply to any actions arising under the Securities Act or the Exchange Act.

Section 203 of the Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Nasdaq Global Select Market Listing

Our common stock has been approved for listing on The Nasdaq Global Select Market under the trading symbol “CABA.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our shares. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of June 30, 2019, upon the completion of this offering, 23,552,854 shares of our common stock (including 6,409,519 shares of our non-voting common stock) will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act and any shares purchased in this offering by participants in our directed share program who are subject to lock-up restrictions, may only be sold in compliance with the limitations described below, and shares of our common stock are restricted shares of common stock subject to time-based vesting terms. All remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, summarized below.

Rule 144

In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Securities Exchange Act of 1934, as amended, or the Exchange Act, periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares then outstanding, which will equal approximately 235,529 shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of shares outstanding as of June 30, 2019; or

•	the average weekly trading volume of our common stock on The Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Upon waiver or expiration of the 180-day lock-up period described below, approximately 1,167,627 shares of our common stock (including 6,409,519 shares of our non-voting common stock) will be eligible for sale under Rule 144. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under the section titled “Underwriters” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

We and each of our directors and executive officers and substantially all of our stockholders have signed a lock-up agreement that prevents them from selling any of our common stock or any securities convertible into or exercisable or exchangeable for common stock (including shares of our non-voting common stock) for a period of not less than 180 days from the date of this prospectus without the prior written consent of the representatives, subject to certain exceptions. See the section entitled “Underwriters” appearing elsewhere in this prospectus for more information.

Registration Rights

Beginning 180 days after the closing of this offering, certain holders of our securities will be entitled to various rights with respect to registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See the section entitled “Description of Capital Stock—Registration Rights” appearing elsewhere in this prospectus for more information.

Equity Incentive Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our equity incentive plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above. As of the date of this prospectus, we estimate that such registration statement on Form S-8 will cover approximately 4,518,928 shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF COMMON STOCK

The following discussion is a summary of certain material U.S. federal income tax considerations applicable to non-U.S. holders (as defined below) with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. For purposes of this discussion, a non-U.S. holder means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	a non-resident alien individual;

•	a foreign corporation or any other foreign organization taxable as a corporation for U.S. federal income tax purposes; or

•	a foreign estate or trust, the income of which is not subject to U.S. federal income tax on a net income basis.

This discussion does not address the tax treatment of partnerships or other entities that are pass-through entities for U.S. federal income tax purposes or persons that hold their common stock through partnerships or other pass-through entities. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its tax advisor regarding the tax consequences of acquiring, holding and disposing of our common stock through a partnership or other pass-through entity, as applicable.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any such change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code, generally property held for investment.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of any U.S. federal tax other than the income tax, U.S. state, local or non-U.S. taxes, the alternative minimum tax, rules regarding qualified small business stock within the meaning of Section 1202 of the Code or the Medicare tax on net investment income. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt or governmental organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	regulated investment companies;

•	pension plans;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	“qualified foreign pension funds,” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and partners and investors therein);

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	certain U.S. expatriates.

This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock.

Distributions on Our Common Stock

Distributions, if any, on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on Sale or Other Taxable Disposition of Our Common Stock.” Any such distributions will also be subject to the discussions below under the sections titled “Backup Withholding and Information Reporting” and “Withholding and Information Reporting Requirements—FATCA.”

Subject to the discussion in the following two paragraphs in this section, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) to the applicable withholding agent and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing a U.S. tax return with the IRS.

Gain on Sale or Other Taxable Disposition of Our Common Stock

Subject to the discussions below under “Backup Withholding and Information Reporting” and “Withholding and Information Reporting Requirements—FATCA,” a non-U.S. holder generally will not be subject to any U.S. federal income or withholding tax on any gain realized upon such holder’s sale or other taxable disposition of shares of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed-base maintained by such non-U.S. holder in the United States, in which case the non-U.S. holder generally will be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on Our Common Stock” also may apply;

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

•

we are, or have been, at any time during the five-year period preceding such sale or other taxable disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation,” unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them. Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is filed with the IRS in a timely manner.

Withholding and Information Reporting Requirements—FATCA

Provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, generally impose a U.S. federal withholding tax at a rate of 30% on payments of dividends on our common stock paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” such foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” such foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA. Such withholding may also apply to gross proceeds from the sale or other disposition of our common stock, although under recently proposed U.S. Treasury Regulations, no withholding would apply to such gross proceeds. The preamble to the proposed regulations specifies that taxpayers (including withholding agents) are permitted to rely on the proposed regulations pending finalization. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of this withholding tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Cowen and Company, LLC and Evercore Group L.L.C. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	2,992,000
Cowen and Company, LLC	2,074,000
Evercore Group L.L.C.	1,734,000
Total:	6,800,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.462 per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,020,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to an additional 1,020,000 shares of common stock.

		Total
	Per Share	No Exercise	Full Exercise
Public offering price	$11.00	$74,800,000	$86,020,000
Underwriting discounts and commissions to be paid by us	$0.77	$5,236,000	$6,021,400
Proceeds, before expenses, to us	$10.23	$69,564,000	$79,998,600

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $3.4 million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $30,000. We have also agreed to reimburse the underwriters for expenses related to the directed share program up to $10,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Our common stock has been approved for listing on The Nasdaq Global Select Market under the symbol “CABA.”

We and all of our directors and executive officers and the holders of substantially all of our outstanding stock and stock options have entered into lock-up agreements with the underwriters under which they have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, Cowen and Company, LLC and Evercore Group L.L.C., on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC, Cowen and Company, LLC and Evercore Group L.L.C., on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

a)	transactions relating to shares of common stock or other securities acquired in this offering or in open market transactions after this offering;

b)	transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock as a bona fide gift or to a charitable organization or educational institution in a transaction not involving a disposition for value;

c)	if the signatory is an entity, distributions of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to limited partners, general partners, members, stockholders or trust beneficiaries of the signatory or the signatory’s affiliates or to any investment fund or other entity controlled or managed by the signatory;

d)	transfers or dispositions of shares of common stock or any security convertible into or exercisable or exchangeable for shares of common stock by will or other testamentary document or by intestacy to the legal representative, heir, beneficiary or a member of the immediate family of the signatory upon the death of the signatory;

e)	transfers or dispositions of shares of common stock or any security convertible into or exercisable or exchangeable for shares of common stock to any trust for the direct or indirect benefit of the signatory or the immediate family of the signatory in a transaction not involving a disposition for value;

f)	the exercise of options to purchase shares of common stock granted under a stock incentive plan or stock purchase plan described in this prospectus and outstanding as of the date of this prospectus or the exercise of warrants to purchase shares of common stock described in the prospectus and outstanding as of the date of the prospectus, provided that the underlying common stock continues to be subject to the restrictions set forth in the lock-up agreement and, provided further that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock shall be required or shall be voluntarily made during the restricted period (other than a filing on a Form 4 that reports such disposition under the transaction code “F”, in which case the filing or announcement shall clearly indicate in the footnotes thereto or comments section thereof that the filing relates to the exercise of a stock option or warrant, as the case may be, that no shares of common stock were sold by the reporting person and that the shares of common stock received upon exercise of the stock option or warrant are subject to a lock-up agreement with the underwriters of the this offering);

g)	transfers of shares of common stock or any security convertible into or exercisable or exchangeable for shares of common stock that occur solely by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement;

h)	transfers or dispositions of shares of common stock or any security convertible into or exercisable or exchangeable for shares of common stock to the company pursuant to any contractual arrangement disclosed to the underwriters that provides for the repurchase of the signatory’s shares of common stock or such other securities by the company solely in connection with the termination of the signatory’s employment with or service to the company provided that the repurchase price for any such shares or securities shall not exceed the original purchase price (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) paid by the signatory to the company for such shares or securities and, provided further, that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock shall be required or shall be voluntarily made during the restricted period in connection with any such transfers or dispositions (other than any Form 4 or Form 5 required to be filed under the Exchange Act if the signatory is subject to Section 16 reporting with respect to the company under the Exchange Act and indicating by footnote disclosure or otherwise that such transfer or disposition was made solely to the company pursuant to the circumstances described in this clause);

i)	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of shares of common stock during the restricted period and provided further that to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the signatory or the company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period; or

j)	transfers of shares of common stock or securities convertible into or exercisable or exchangeable for common stock pursuant to a bona fide tender offer for shares of our capital stock, merger, consolidation or other similar transaction made to all holders of the company’s securities involving a change of control of the company (including without limitation, the entering into of any lock-up, voting or similar agreement pursuant to which the holder may agree to transfer, sell, tender or otherwise dispose of shares or other securities in connection with such transaction) that has been approved by our board of directors; provided that, in the event that such change of control transaction is not consummated, these requirements shall not be applicable and the holder’s shares and other securities shall remain subject to the restrictions contained in the lock-up agreement.

provided that, in the case of any transfer or distribution as described in (b)-(e) and (g) above, (i) the transferee, donee or distributee shall sign and deliver a lock-up agreement to the underwriters and (ii) no public announcement or public filing under Section 16(a) of the Exchange Act relating to such transfer or distribution shall be required or shall be voluntarily made during the restricted period, subject to certain limited exceptions for certain stockholders.

Morgan Stanley & Co. LLC, Cowen and Company, LLC and Evercore Group L.L.C., in their sole discretion, may release the shares of common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates may, from time to time, perform various financial advisory and investment banking services for us, for which they will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Directed Share Program

At our request, the underwriters have reserved up to 340,000 shares of common stock, or 5% of the shares offered by this prospectus, for sale at the initial public offering price to individuals through a directed share program, including our directors, executive officers and employees, as well as friends and family members of our executive officers and certain members of senior management, and persons with whom we have a business relationship, to the extent permitted by local securities laws and regulations. If purchased by these persons, these shares will not be subject to a lock-up restriction, except in the case of shares purchased by any director, executive officer or employee (or any person who resides with, or is materially supported by, an executive officer or director), which will be subject to a 180-day lock-up restriction. Pursuant to the underwriting agreement, the sales will be made by Morgan Stanley & Co. LLC through the directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of reserved shares sold to these individuals. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered by this prospectus. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of common stock sold pursuant to the directed share program. We have agreed to indemnify Morgan Stanley & Co. LLC and its affiliates against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the reserved shares.

Selling Restrictions

Canada

Shares of our common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of shares of our common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Member State”), no offer of shares may be made to the public in that Member State other than:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, an “offer to the public” in relation to any shares of our common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our common stock, and “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Certain partners of Goodwin Procter LLP have an interest in an aggregate of less than 1% of our capital stock. Certain legal matters relating to this offering will be passed upon for the underwriters by Ropes & Gray LLP, Boston, Massachusetts.

EXPERTS

The financial statements of Cabaletta Bio, Inc. at December 31, 2018 and 2017, and for the year ended December 31, 2018 and for the period from April 3, 2017 (inception) to December 31, 2017, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File Number 333-234017) under the Securities Act with respect to the common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the completion of the offering, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, at the SEC’s website at www.sec.gov. We also maintain a website at www.cabalettabio.com. Upon completion of the offering, you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

CABALETTA BIO, INC.

INDEX TO FINANCIAL STATEMENTS

Page
Audited Financial Statements:
Report of Independent Registered Public Accounting Firm	F-2
Balance sheets as of December 31, 2017 and 2018	F-3
Statements of Operations for the Period from April 3, 2017 (inception) through December 31, 2017 and for the Year Ended December 31, 2018	F-4
Statements of Convertible Preferred Stock and Stockholders’ Deficit for the Period from April 3, 2017 (inception) through December 31, 2017 and for the Year Ended December 31, 2018	F-5
Statements of Cash Flows for the Period from April 3, 2017 (inception) through December 31, 2017 and for the Year Ended December 31, 2018	F-6
Notes to Financial Statements	F-7

Unaudited Interim Financial Statements:
Balance Sheets as of December 31, 2018 and June 30, 2019	F-26
Statements of Operations for the Six Months Ended June 30, 2018 and 2019	F-27
Statements of Convertible Preferred Stock and Stockholders’ Deficit for the Six Months Ended June 30, 2018 and 2019	F-28
Statements of Cash Flows for the Six Months Ended June 30, 2018 and 2019	F-29
Notes to Unaudited Financial Statements	F-30

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Cabaletta Bio, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Cabaletta Bio, Inc. (the Company) as of December 31, 2018 and 2017, the related statements of operations, convertible preferred stock and stockholders’ deficit and cash flows for the year ended December 31, 2018 and the period from April 3, 2017 (inception) to December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for the year ended December 31, 2018 and the period from April 3, 2017 (inception) to December 31, 2017 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2018.

Philadelphia, Pennsylvania

August 2, 2019, except for the sixth through ninth paragraphs of Note 11, as to which the date is October 16, 2019

CABALETTA BIO, INC.

Balance Sheets

(in thousands, except share and per share amounts)

	December 31, 2017	December 31, 2018
Assets
Current assets:
Cash and cash equivalents	$1	$33,017
Prepaid expenses and other current assets	—	977

Total current assets	1	33,994
Deferred offering costs	—	180

Total Assets	$1	$34,174

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$189	$603
Accrued and other current liabilities	61	340

Total current liabilities	250	943

Commitments and Contingencies (see Note 6)

Convertible preferred stock:
Series A, A-1 and A-2 convertible preferred stock, $0.00001 par value: no and 12,393,497 shares authorized as of December 31, 2017 and 2018, respectively; no and 12,393,047 shares issued and outstanding at December 31, 2017 and 2018 respectively; aggregate liquidation preference of $38,256 at December 31, 2018.	—	43,921

Stockholders’ deficit:
Common stock, $0.00001 par value: 10,000,000 and 21,147,115 shares authorized as of December 31, 2017 and 2018, respectively; 3,333,332 and 3,848,320 shares issued and outstanding at December 31, 2017 and 2018, respectively	—	—
Additional paid-in capital	1	1,762
Accumulated deficit	(250)	(12,452)

Total stockholders’ deficit	(249)	(10,690)

Total liabilities convertible preferred stock and stockholders’ deficit	$1	$34,174

The accompanying notes are an integral part of these financial statements.

CABALETTA BIO, INC.

Statements of Operations

(in thousands, except share and per share amounts)

	Period from April 3, 2017 (inception) to December 31, 2017	Year Ended December 31, 2018
Operating expenses:
Research and development	$—	$4,467
General and administrative	250	1,726

Total operating expenses	250	6,193

Loss from operations	(250)	(6,193)
Other income (expense):
Interest income	—	235
Fair value adjustments on convertible notes	—	(6,244)

Net loss	$(250)	$(12,202)

Net loss per share, basic and diluted	$(0.18)	$(6.87)
Weighted-average number of shares used in computing net loss per share, basic and diluted	1,368,390	1,775,468
Pro forma net loss per share, basic and diluted (unaudited) (see Note 2)		$(3.36)
Weighted-average number of shares used in computing pro forma net loss per share, basic and diluted (unaudited)		3,631,596

The accompanying notes are an integral part of these financial statements.

CABALETTA BIO, INC.

Statements of Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share and per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance—April 3, 2017 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of common stock	—	—	3,333,332	—	1	—	1
Net loss	—	—	—	—	—	(250)	(250)

Balance—December 31, 2017	—	—	3,333,332	—	1	(250)	(249)
Issuance of common stock in connection with license agreement	—	—	481,318	—	1,155	—	1,155
Issuance of common stock	—	—	33,670	—	—	—	—
Issuance of convertible preferred stock upon conversion of convertible notes	4,693,044	15,910	—	—	—	—	—
Issuance of convertible preferred stock upon milestone closing of convertible notes	4,553,452	15,436	—	—	—	—	—
Issuance of convertible preferred stock, net of issuance costs of $169	3,146,551	12,575	—	—	—	—	—
Stock-based compensation	—	—	—	—	606	—	606
Net loss	—	—	—	—	—	(12,202)	(12,202)

Balance—December 31, 2018	12,393,047	$43,921	3,848,320	$—	$1,762	$(12,452)	$(10,690)

The accompanying notes are an integral part of these financial statements.

CABALETTA BIO, INC.

Statements of Cash Flows

(in thousands)

	Period from April 3, 2017 (inception) to December 31, 2017	Year Ended December 31, 2018
Cash flows from operating activities:
Net loss	$(250)	$(12,202)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	—	606
Change in fair value of convertible notes	—	6,244
Common stock issued for research and development	—	1,155
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	—	(977)
Accounts payable	189	234
Accrued and other current liabilities	61	279

Net cash used in operating activities	—	(4,661)

Cash flows from financing activities:
Proceeds from issuance of common stock	1	—
Proceeds from issuance of convertible notes	—	12,535
Proceeds from issuance of convertible preferred stock on milestone closing of convertible notes	—	12,567
Proceeds from issuance of convertible preferred stock	—	12,744
Issuance costs of convertible preferred stock	—	(169)

Net cash provided by financing activities	1	37,677

Net increase in cash and cash equivalents	1	33,016
Cash and cash equivalents—beginning of period	—	1

Cash and cash equivalents—end of period	$1	$33,017

Supplemental disclosures of non-cash financing activities:
Conversion of convertible notes into convertible preferred stock	$—	$18,779
Deferred offering costs in accounts payable	$—	$180

The accompanying notes are an integral part of these financial statements.

CABALETTA BIO, INC.

Notes to the Financial Statements

(in thousands, except share and per share amounts.)

1. Basis of Presentation

Cabaletta Bio, Inc. (the Company or Cabaletta) was incorporated in April 2017 in the State of Delaware as Tycho Therapeutics, Inc. and, in August 2018, changed its name to Cabaletta Bio, Inc. The Company is headquartered in Pennsylvania. Cabaletta is a clinical-stage biotechnology company focused on the discovery and development of engineered T cell therapies for B cell-mediated autoimmune diseases.

Principal operations commenced in April 2018, when the Company executed two sponsored research agreements with the Trustees of the University of Pennsylvania (Penn).

Risks and Uncertainties

The Company does not expect to generate revenue from sales of engineered T cell therapies for B cell-mediated autoimmune diseases or any other revenue unless and until the Company completes preclinical and clinical development and obtains regulatory approval for one or more product candidates. If the Company seeks to obtain regulatory approval for any of its product candidates, the Company expects to incur significant commercialization expenses.

The Company has sustained annual operating losses and expects to continue to generate operating losses for the foreseeable future. The Company’s ultimate success depends on the outcome of its research and development activities. The Company had cash and cash equivalents of $33,017 as of December 31, 2018. Through December 31, 2018, the Company has incurred cumulative net losses of $12,452. Management expects to incur additional losses in the future as it continues its research and development and will need to raise additional capital to fully implement its business plan and to fund its operations.

The Company intends to raise such additional capital through a combination of public or private equity offerings, debt financings, government funding arrangements, strategic alliances or other sources. However, if such financing is not available at adequate levels and on a timely basis, or such agreements are not available on favorable terms, or at all, as and when needed, the Company will need to reevaluate its operating plan and may be required to delay or discontinue the development of one or more of its product candidates or operational initiatives. The Company expects that its cash and cash equivalents as of December 31, 2018, in addition to proceeds of $50,000 from the issuance of Series B convertible preferred stock (Series B Preferred) in January 2019 (Note 7), will be sufficient to fund its projected operations for at least 12 months following the date that these financial statements are issued.

The Company is subject to risks common to companies in the biotechnology industry including, but not limited to, new technological innovations, protection of proprietary technology, dependence on key personnel, compliance with government regulations and the need to obtain additional financing. As a result, the Company is unable to predict the timing or amount of increased expenses or when or if the Company will be able to achieve or maintain profitability. Further, the Company is currently dependent on Penn for much of its preclinical research, clinical research and development activities and expects to be dependent upon Penn for initial manufacturing activities (Note 6). Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval, prior to commercialization. Even if the Company is able to generate revenues from the sale of its product candidates, if approved, it may not become profitable. If the Company fails to become profitable or is unable to sustain profitability on a continuing basis, then it may be unable to continue its operations at planned levels and be forced to reduce its operations.

CABALETTA BIO, INC.

Notes to the Financial Statements

2. Summary of Significant Accounting Policies

Unaudited Pro Forma Information

In the accompanying statements of operations, the unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2018 has been prepared to give effect to the automatic conversion of all outstanding shares of convertible preferred stock upon the closing of the proposed initial public offering into 8,262,026 shares of common stock as if the conversion had occurred on January 1, 2018 or, if later, the issuance date of the convertible preferred stock.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of expenses during the reporting period. Significant estimates and assumptions made in the accompanying financial statements include but are not limited to the fair value of common stock, stock-based compensation, the valuation allowance on the Company’s deferred tax assets, and the fair value of convertible debt. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts those estimates and assumptions when facts and circumstances dictate. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less from the purchase date to be cash equivalents. Cash equivalents consist primarily of amounts invested in money market accounts.

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in stockholders’ deficit as a reduction of additional paid-in capital generated as a result of the offering. Should the in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the statements of operations.

Fair Value Measurement

Assets and liabilities recorded at fair value on a recurring basis in the balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

Level 1—Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

CABALETTA BIO, INC.

Notes to the Financial Statements

2. Summary of Significant Accounting Policies (continued)

Level 2—Inputs (other than quoted prices included in Level 1) that are either directly or indirectly observable for the asset or liability. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Accrued Research and Development Costs

The Company records accrued liabilities for estimated costs of research and development activities conducted by service providers, which include activities under the Penn Agreement (Note 6), the conduct of sponsored research, preclinical studies and contract manufacturing activities. The Company records the estimated costs of research and development activities based upon the estimated amount of services provided but not yet invoiced and includes these costs in accrued and other current liabilities in the accompanying balance sheets and within research and development expense in the accompanying statements of operations.

The Company accrues for these costs based on factors such as estimates of the work completed and in accordance with agreements established with service providers. The Company makes significant judgments and estimates in determining the accrued liabilities balance in each reporting period. As actual costs become known, the Company adjusts its accrued liabilities. The Company has not experienced any material differences between accrued costs and actual costs incurred since its inception.

Research and Development Expenses

Research and development costs include costs incurred for internal and external research and development activities and are expensed as incurred in the accompanying statements of operations. Research and development costs consist of salaries and benefits, including associated stock-based compensation, and laboratory supplies and facility costs, as well as fees paid to entities that conduct certain research and development activities on the Company’s behalf.

Stock-based Compensation

The Company measures its stock-based awards granted to employees and non-employees based on the estimated fair values of the awards and recognizes the compensation over the requisite service period. The Company uses the Black-Scholes option-pricing model (Black-Scholes) to estimate the fair value of its stock-based awards. The Company uses the simplified method in accordance with guidance provided by the Securities and Exchange Commission and calculates the expected term as the midpoint between the vesting date and the contractual term for certain awards with service or performance conditions. Stock-based compensation is recognized using the straight-line method. As stock-based compensation is based on awards ultimately expected to vest, it is reduced by forfeitures. The Company accounts for forfeitures as they occur.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax base. Deferred tax assets and liabilities, which relate primarily to the carrying amount of the Company’s property and equipment

CABALETTA BIO, INC.

Notes to the Financial Statements

2. Summary of Significant Accounting Policies (continued)

and its net operating loss carryforwards, are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefit is the result of changes in the deferred tax assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets where, based upon the available evidence, the Company concludes that it is more-likely-than-not that the deferred tax assets will not be realized. In evaluating its ability to recover deferred tax assets, the Company considers all available positive and negative evidence, including its operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. Because of the uncertainty of the realization of deferred tax assets, the Company has recorded a full valuation allowance against its deferred tax assets.

Reserves are provided for tax benefits for which realization is uncertain. Such benefits are only recognized when the underlying tax position is considered more-likely-than-not to be sustained on examination by a taxing authority, assuming they possess full knowledge of the position and facts. Interest and penalties related to uncertain tax positions are recognized in the provision of income taxes; however, the Company currently has no interest or penalties related to uncertain income tax benefits.

Net Loss Per Share

The Company calculates basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for participating securities. The Company considers its convertible preferred stock and unvested shares of common stock held by the Company’s founders to be participating securities as, in the event a dividend is paid on common stock, the holders of convertible preferred stock and unvested shares of common stock would be entitled to receive dividends on a basis consistent with the common stockholders. The net loss attributable to common stockholders is not allocated to the convertible preferred stock nor to the unvested shares of common stock as the holders of those securities do not have a contractual obligation to share in losses.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock, which excludes unvested shares of common stock. Since the Company was in a loss position for all periods presented, basic net loss per share is the same as diluted net loss per share since the effects of potentially dilutive securities are antidilutive.

Segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer. The Company has determined it operates in a single operating segment and has one reportable segment.

Related Party Transactions

The Company engages a firm controlled by an executive of the Company as of December 31, 2018 for professional services related to accounting, finance and other administrative functions. For the year ended December 31, 2018, the costs incurred under this arrangement totaled $186, which were recorded as general and administrative expense in the accompanying statements of operations. As of December 31, 2018, amounts owed under this arrangement totaled $50 and are included in accounts payable in the accompanying balance sheets.

The Company engaged the services of its current chief executive officer prior to his employment in October 2018. For the year ended December 31, 2018, the costs incurred under this arrangement totaled $180, which were

CABALETTA BIO, INC.

Notes to the Financial Statements

2. Summary of Significant Accounting Policies (continued)

recorded as general and administrative expense in the accompanying statements of operations. As of December 31, 2018, amounts owed under this arrangement totaled $60 and are included in accrued and other current liabilities in the accompanying balance sheets.

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the JOBS Act). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recently Adopted Accounting Pronouncements

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): “Scope of Modification Accounting,” which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The amendments in this ASU should be applied prospectively to an award modified on or after the adoption date. This guidance was effective for all entities for annual periods and interim periods within those annual periods, beginning after December 15, 2017. The Company adopted ASU 2017-09 effective January 1, 2018, which did not impact the Company’s financial statements or financial statement disclosures.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), with guidance regarding the accounting for and disclosure of leases. The update requires lessees to recognize the liabilities related all leases, including operating leases, with a term greater than 12 months on the balance sheet. This update also requires lessees and lessors to disclose key information about their leasing transactions. This guidance will be effective for public companies for annual and interim periods beginning after December 15, 2018. For all other entities, this standard is effective for annual reporting periods beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. Early adoption is permitted. The Company has yet to evaluate the effect that ASU 2016-02 will have on its financial statements or financial statement disclosures.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features; II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. Part I of this update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this update addresses the difficulty of

CABALETTA BIO, INC.

Notes to the Financial Statements

2. Summary of Significant Accounting Policies (continued)

navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable noncontrolling interests. The amendments in Part II of this update do not have an accounting effect. For public business entities, the amendments in Part I of ASU 2017-11 are effective for fiscal years and interim periods within those years beginning after December 15, 2018. For all other entities, the amendments in Part I of this update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities, including adoption in an interim period. The Company is currently assessing the potential impact of adopting ASU 2017-11 on its financial statements and financial statement disclosures.

3. Fair Value Measurements

There were no assets or liabilities carried at fair value on a recurring basis as of December 31, 2017. As of December 31, 2018, the Company had $33,017 of money market funds, which were valued by the Company based on quoted market prices, which represent a Level 1 measurement within the fair value hierarchy.

The following table presents a roll-forward of the aggregate fair values of the Company’s convertible notes (Note 5) for which fair value is determined by Level 3 inputs:

Balance—January 1, 2018	$—
Initial fair value	12,535
Fair value adjustments	6,244
Conversion into convertible preferred stock	(18,779)

Balance—December 31, 2018	$—

There were no transfers among Level categories in the periods presented.

The carrying value of cash, cash equivalents, accounts payable and accrued expenses that are reported on the balance sheets approximate their fair value due to the short-term nature of these assets and liabilities.

4. Accrued and Other Current Liabilities

Accrued and other current liabilities consist of the following:

	December 31,
	2017	2018
Consulting expenses	$49	$48
Manufacturing expenses	—	161
Compensation expense	—	121
Other	12	10

	$61	$340

CABALETTA BIO, INC.

Notes to the Financial Statements

5. Convertible Notes

In May 2018, the Company issued convertible notes (the Notes) with aggregate proceeds to the Company in an initial closing of $12,535, including $5,000 issued to Penn. The Notes carried a stated interest rate of 7.5% per annum. All unpaid principal, together with the then accrued interest, for the Notes was due and payable at the earlier of May 4, 2021 or upon an event of default. The terms of the Notes provided for an additional milestone-based closing of $12,567 upon the achievement of certain Company-specific events. The Notes contained a number of provisions addressing automatic and optional conversion, events of default and prepayment provisions.

The Notes were amended in September 2018 to adjust the terms of the automatic and optional conversion provisions. In October 2018, the Notes were amended again to reduce the qualified financing threshold, make a qualified financing a milestone event, revise the structure of a milestone-based closing and reallocate milestone closing purchase rights to new purchasers and the existing noteholders. On the same day, immediately following the amendment of the Notes, the Company completed a qualified financing, issuing 3,146,551 shares of Series A convertible preferred stock for gross proceeds of $12,744 (Note 7). At this time, the Company issued 4,553,452 shares of Series A-1 Preferred in connection with the milestone-based closing resulting in $12,567 of proceeds ($2.76 per share) and the Notes together with interest accrued thereon ($409) were converted into 2,819,267 shares of Series A-1 convertible preferred stock (Series A-1 Preferred) and 1,873,777 shares of Series A-2 convertible preferred stock (Series A-2 Preferred), reflecting a conversion price per share of $2.76.

On issuance, the Company elected to account for the Notes at fair value with any changes in fair value being recognized through the statements of operations until the Notes settled. In this connection, the Company’s policy is to report a single non-operating income/(expense) line item to record fair value adjustments on convertible notes and does not report interest expense as a separate line item in the statements of operations. The fair value of the Notes was determined to be $12,535 on issuance. On issuance, total debt issuance costs of $53 were expensed and recognized as general and administrative expense in the accompanying statements of operations.

On issuance, the fair value of the Notes was determined to be equal to $12,535, which is the principal amount of the Notes. The fair value of the Notes upon settlement was determined based on the fair value of the Series A-1 Preferred and Series A-2 Preferred issued, which was determined to be $3.39 per share of Series A-1 Preferred and Series A-2 Preferred, using an option pricing method (OPM) framework and utilized the back-solve method for inferring and allocating the equity value predicated on the capital raise that transpired just prior to the valuation date. This method was selected as the Company concluded that the contemporaneous financing transaction was an arm’s-length transaction. Application of the OPM back-solve method involves making assumptions for the expected time to liquidity, volatility and risk-free rate and then solving for the value of equity such that value for the most recent financing equals the amount paid. The OPM allocation of total equity value was determined with reference to a recent financing transaction and the Company assumed a 71% volatility rate, a 1.3-year estimated term and a probability weighted average discount for lack of marketability of 35%.

For the year ended December 31, 2018, the Company recognized $6,244 in in the accompanying statements of operations as other expense—fair value adjustments on the convertible notes, which reflects (i) the difference between the conversion price per share of the Series A-1 Preferred and Series A-2 Preferred ($2.76) into which the Notes were converted, and the fair value of such Series A-1 Preferred and Series A-2 Preferred, (ii) the difference between the price per share paid for the Series A-1 Preferred ($2.76) in the milestone-based closing and the fair market value of such Series A-1 Preferred and (iii) interest accrued on the Notes ($409).

CABALETTA BIO, INC.

Notes to the Financial Statements

6. Commitments and Contingencies

Operating Lease Agreement

In August 2018, the Company entered into an operating lease agreement for office space. The lease term expires in September 2019. The initial annual base rent is approximately $14. Rent expense incurred in 2018 was $7.

In February 2019, the Company entered into an operating lease agreement for new office space in Philadelphia, Pennsylvania. The lease term commenced in May 2019 and will expire in July 2022. The initial annual base rent is $261, and such amount will increase by 2% annually on each anniversary of the commencement date.

Research Service Agreement

In August 2018, the Company entered into a research service agreement with the Children’s Hospital of Philadelphia for the manufacturing of preclinical study and clinical trial material, amounting to $543, expected to be incurred from August 2018 through April 2019. During the year ended December 31, 2018, the Company recognized research and development expense of $342 related to this agreement in the accompanying statements of operations.

License Agreement with the University of Pennsylvania

In August 2018, the Company entered into a license agreement with Penn (the Penn Agreement) and activated the license in October 2018 pursuant to which the Company obtained (a) a non-exclusive, non-sublicensable worldwide license to certain of Penn’s intellectual property to conduct research, product development, clinical trials, cell manufacturing and other activities, and (b) an exclusive, worldwide, royalty-bearing right and license, with a right to sublicense, on a target-by-target basis, under certain of Penn’s intellectual property to make, use, sell, offer for sale, import, and otherwise commercialize products for the treatment of autoimmune and alloimmune diseases.

Unless earlier terminated, the Penn Agreement expires on the expiration or abandonment or other termination of the last valid claim in Penn’s intellectual property licensed by the Company. The Company may terminate the Penn Agreement at any time for convenience upon 60 days written notice. In the event of an uncured, material breach, Penn may terminate the Penn Agreement upon 60 days written notice.

Under the terms of the Penn Agreement, the Company issued 481,318 shares of common stock, with a value of $1,155, recorded as a research and development expense in the accompanying statements of operations for the year ended December 31, 2018.

The Company also reimbursed Penn for its prior out-of-pocket expenses with respect to the filing, prosecution and maintenance of Penn’s intellectual property licensed by the Company. The payment, totaling $89, is included in general and administrative expense in the accompanying statements of operations for the year ended December 31, 2018. Under the terms of the Penn Agreement, Penn is obligated to pay $2,000 annually for three years beginning August 2018 for funding to the laboratories of each of Drs. Milone and Payne (see Sponsored Research Agreements—Penn). During the term of the Penn Agreement until the first commercial sale of the first product, the Company is obligated to pay Penn a non-refundable, non-creditable annual license maintenance fee of $10. The Company is required to pay certain milestone payments upon the achievement of specified clinical and commercial milestones. Milestone payments are reduced by a certain percentage for the

CABALETTA BIO, INC.

Notes to the Financial Statements

6. Commitments and Contingencies (continued)

second product that achieves a milestone, by an additional percentage for the third product that achieves a milestone, and so on, for each subsequent product that achieves a milestone. In the event that the Company is able to successfully develop and launch multiple products under the Penn Agreement, total milestone payments could approach $20,000. Penn is also eligible to receive tiered royalties at percentage rates in the low single-digits, subject to an annual minimum royalty, on annual worldwide net sales of any products that are commercialized by the Company or its sublicensees that contain or incorporate, or are covered by, the intellectual property licensed by the Company. To the extent the Company sublicenses its license rights under the Penn Agreement, Penn would be eligible to receive tiered sublicense income at percentage rates in the mid-single to low double-digits.

No amounts were due under the Penn Agreement as of December 31, 2018.

Sponsored Research Agreements

Penn

The Company has sponsored research agreements with two faculty members at Penn, who are also scientific co-founders of the Company and members of the Company’s scientific advisory board. Under the agreements, the Company has committed to funding a defined research plan for three years through April 2021. The total estimated three-year cost of $8,524 under the two agreements satisfies the Company’s annual obligation under the Penn Agreement (see License Agreement with the University of Pennsylvania above). For the year ended December 31, 2018, the Company recognized research and development expense of $1,957 related to these agreements in the accompanying statements of operations. No amounts were due under the sponsored research agreements as of December 31, 2018. However, $884 of advance payments are included in prepaid expenses and other current assets as of December 31, 2018 in the accompanying balance sheets.

The Regents of the University of California

In October 2018, the Company executed a research agreement with The Regents of the University of California. Under the agreement, the Company has committed to funding scientific research through October 2020 in an immaterial amount. For the year ended December 31, 2018, the Company recognized research and development expense of $23 related to this agreement in the accompanying statements of operations.

Master Translational Research Services Agreement

In October 2018, the Company entered into a services agreement (the Services Agreement) with Penn for additional research and development services from various laboratories within Penn. The research and development activities will be detailed in Penn organization-specific addenda to be separately executed. In October and November 2018, the Company executed three project addenda under this agreement for research and development work. The three projects are anticipated to commence and conclude in 2019.

In January 2019, the Company executed two project addenda under the Services Agreement for manufacturing and development work. The two projects are anticipated to commence in 2019. The manufacturing addendum is expected to occur through June 2020. The development addenda are expected to occur through December 2019.

No amounts were due to Penn under the master translational research service agreements as of December 31, 2018.

CABALETTA BIO, INC.

Notes to the Financial Statements

6. Commitments and Contingencies (continued)

Indemnification

The Company enters into certain types of contracts that contingently requires the Company to indemnify various parties against claims from third parties. These contracts primarily relate to (i) the Company’s bylaws, under which the Company must indemnify directors and executive officers, and may indemnify other officers and employees, for liabilities arising out of their relationship, (ii) contracts under which the Company must indemnify directors and certain officers and consultants for liabilities arising out of their relationship, (iii) contracts under which the Company may be required to indemnify partners against certain claims, including claims from third parties asserting, among other things, infringement of their intellectual property rights, and (iv) procurement, consulting, or license agreements under which the Company may be required to indemnify vendors, consultants or licensors for certain claims, including claims that may be brought against them arising from the Company’s acts or omissions with respect to the supplied products, technology or services. From time to time, the Company may receive indemnification claims under these contracts in the normal course of business. In addition, under these contracts, the Company may have to modify the accused infringing intellectual property and/or refund amounts received.

In the event that one or more of these matters were to result in a claim against the Company, an adverse outcome, including a judgment or settlement, may cause a material adverse effect on the Company’s future business, operating results or financial condition. It is not possible to determine the maximum potential amount under these contracts due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement.

7. Convertible Preferred Stock

The Company has issued Series A Preferred, Series A-1 Preferred, Series A-2 Preferred, and Series B Preferred (collectively, the Convertible Preferred Stock). The Company classifies Convertible Preferred Stock outside of stockholders’ deficit because the shares contain deemed liquidation rights that are a contingent redemption feature not solely within the control of the Company. The following table summarizes the Company’s outstanding Convertible Preferred Stock:

	Series A Preferred		Series A-1 Preferred		Series A-2 Preferred		Total Convertible Preferred Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance—December 31, 2017	—	$—	—	$—	—	$—	—	$—
Issuance on conversion of convertible notes	—	—	2,819,267	9,558	1,873,777	6,352	4,693,044	15,910
Issuance on milestone closing of convertible notes	—	—	4,553,452	15,436	—	—	4,553,452	15,436
Issuance	3,146,551	12,744	—	—	—	—	3,146,551	12,744
Issuance costs	—	(169)	—	—	—	—	—	(169)

Balance—December 31, 2018	3,146,551	$12,575	7,372,719	$24,994	1,873,777	$6,352	12,393,047	$43,921

As of December 31, 2018, the Company’s amended and restated certificate of incorporation authorized the Company to issue 12,393,497 shares of $0.00001 par value Convertible Preferred Stock. In October 2018, the Company issued 3,146,551 shares of Series A Preferred, resulting in gross proceeds of $12,744. Series A-1

CABALETTA BIO, INC.

Notes to the Financial Statements

7. Convertible Preferred Stock (continued)

Preferred and Series A-2 Preferred were issued October 2018 upon conversion of the Notes and in connection with the milestone closing of the Notes (Note 5).

In January 2019, the Company’s certificate of incorporation was amended to increase the authorized shares of Convertible Preferred Stock to 20,762,168 shares, and the Company issued 6,963,788 shares of Series B Preferred, resulting in gross proceeds of $50,000. In connection, the Company issued a further 1,405,332 shares of Series B Preferred in exchange for 1,405,332 shares of Series A-2 Preferred.

The holders of the Convertible Preferred Stock have various rights, preferences and privileges as follows:

Voting Rights

Series A-2 Preferred are non-voting shares. Each share of Series A Preferred, Series A-1 Preferred and Series B Preferred (the Voting Preferred Stock) shall be entitled to cast the number of votes equal to the number of whole shares of common stock into which such shares of Voting Preferred Stock are convertible as of the record date for determining stockholders entitled to vote on such matter holds a number of votes equal to the number of shares of common stock into which it is convertible. Generally, holders of Voting Preferred Stock shall vote together with the holders of common stock as a single class and on an as-converted into common stock basis.

Holders of shares of Series A Preferred and Series A-1 Preferred, exclusively and as a separate class, are entitled to elect three members of the board of directors. Holders of shares of common stock are entitled to elect one member of the board of directors. The holders of common stock and Convertible Preferred Stock, voting together as a single class on an as-converted basis, are entitled to elect the balance of the total number of directors of the Company (two).

Dividends

The holders of shares of Convertible Preferred Stock shall be entitled to receive, on a pari passu basis, dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (other than dividends on shares of common stock payable in shares of common stock) on the common stock, at a rate of (i) $0.24 per annum for each share of Series A Preferred, (ii) $0.1656 per annum for each share of Series A-1 Preferred, (iii) $0.1656 per annum for each share of Series A-2 Convertible Preferred Stock and (iv) $0.4308 per annum for each share of Series B Preferred, in each case, as adjusted for any stock splits, stock dividends, combinations, subdivisions, or other similar recapitalization affecting such shares. Dividends are payable when, as and if declared by the board of directors, and such dividends shall not be cumulative.

The holders of each series of Convertible Preferred Stock can waive any dividend preference that the holders of such series of Convertible Preferred Stock shall be entitled to receive upon the affirmative vote or written consent of the holders of at least a majority of the shares of such series of Convertible Preferred Stock then outstanding, voting together as a separate series, and on an as-converted to common stock basis.

After payment of such dividends on the shares of Convertible Preferred Stock, any additional dividends or distributions shall be distributed among all holders of common stock and Convertible Preferred Stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of Convertible Preferred Stock were converted to common stock at the then effective conversion price.

CABALETTA BIO, INC.

Notes to the Financial Statements

7. Convertible Preferred Stock (continued)

Optional Conversion Rights

Each share of Convertible Preferred Stock shall be convertible, at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid shares of common stock as is determined by dividing the applicable original issuance price by the conversion price in effect at the time of conversion. As of December 31, 2018, each 1.5 shares of Convertible Preferred Stock is convertible into one share of common stock. The respective applicable conversion prices for the Convertible Preferred Stock is subject to adjustment upon any future stock split, stock dividend, combination, reclassification or similar event affecting the Convertible Preferred Stock or any series thereof. Such applicable conversion prices for the Convertible Preferred Stock and the rate at which the Convertible Preferred Stock may be converted into shares of common stock, shall be subject to adjustment as provided.

Mandatory Conversion Rights

Each share of Convertible Preferred Stock automatically converts into the number of shares of common stock determined in accordance with the conversion rate upon either: (a) the closing of a public offering of common stock at a price of at least $18.23 per share resulting in at least $50,000 of gross proceeds, or (b) written consent of a majority of the holders of the then outstanding shares of Convertible Preferred Stock.

In the event of a mandatory conversion of Preferred Stock as a result of a Qualified IPO, each holder of Preferred Stock may elect to receive non-voting Common Stock in lieu of all or a portion of such holder’s voting Common Stock. The non-voting shares of Common Stock shall have the same rights and preferences as the Common Stock but shall be non-voting.

Liquidation

The holders of Convertible Preferred Stock then outstanding shall be entitled to be paid (a) out of the consideration payable to stockholders in the event of a merger, consolidation, or reorganization involving the Company or a subsidiary or on the sale, lease, transfer, exclusive license or other disposition by the Company or a subsidiary of all or substantially all assets of the not elected otherwise by a requisite of holders of the Series A Preferred, or (b) out of the available proceeds the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Convertible Preferred Stock then outstanding shall be entitled to be paid, on a pari passu basis, before any payment shall be made to the holders of common stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable original issue price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Convertible Preferred Stock been converted into common stock immediately prior to such event. If upon any such event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of the outstanding shares of Convertible Preferred Stock the full amount to which they shall be entitled, the holders of shares of Convertible Preferred Stock shall share ratably, on a pari passu basis, in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Anti-Dilution

Holders of Convertible Preferred Stock are afforded certain anti-dilution protection with respect to corporate events such as stock splits and recapitalizations.

CABALETTA BIO, INC.

Notes to the Financial Statements

7. Convertible Preferred Stock (continued)

Redemption

The Company’s Convertible Preferred Stock is not redeemable but does contain deemed liquidation rights in the event of a merger, consolidation, or reorganization involving the Company or a subsidiary or on the sale, lease, transfer, exclusive license or other disposition by the Company or a subsidiary of all or substantially all assets of the Company, and unless elected otherwise by a requisite of holders of the Series A Preferred.

8. Common Stock

Common Stock

Pursuant to the Amended and Restated Certificate of Incorporation filed in August 2018, the Company is authorized to issue a total of 21,147,115 shares of common stock, of which 3,848,320 shares were issued and outstanding at December 31, 2018. In January 2019, the Company’s certificate of incorporation was further amended to authorize the issuance of 29,000,000 shares of common stock.

In connection with the issuance of the Notes in May 2018 (Note 5), several of the Company’s founders agreed to modify their shares of common stock outstanding to include vesting provisions that require continued service to the Company in order to vest in those shares. As such, the 2,904,000 modified shares of common stock became compensatory upon such modification. The fair value of the awards on the modification date was determined to be $0.74 per share of common stock, by calibrating to the recent Notes issuance considering the maximum conversion price and the seniority of the Notes. The total compensation cost resulting from the modification was $2,126. The total compensation cost is being recognized over the three-year vesting term attendant to the founders’ common shares. During the year ended December 31, 2018, the Company recognized $399 and $118 of this amount in research and development expense and general and administrative expense, respectively.

Holders of shares of common stock have the right to elect one member of the board of directors.

Common stockholders are entitled to dividends, if and when declared by the board of directors, subject to the prior rights of the Convertible Preferred Stockholders. As of December 31, 2018, no dividends on common stock had been declared.

2018 Stock Option and Grant Plan

In September 2018, the Company adopted the 2018 stock option and grant plan (the 2018 Plan), which provides for the Company to sell or issue common stock, or other stock-based awards, to employees, members of the board of directors and consultants of the Company. The 2018 Plan is administered by the board of directors, or at the discretion of the board of directors, by a committee of the board of directors. The exercise prices, vesting and other restrictions are determined at the discretion of the board of directors, or their committee if so delegated, except that the exercise price per share of stock options may not be less than 100% of the fair market value of the share of common stock on the date of grant and the term of stock option may not be greater than 10 years. The Company generally grants stock-based awards with service conditions only (service-based awards), although there has been one grant with performance conditions. Stock options granted under the 2018 Plan generally vest over three to four years. There were 1,818,000 shares reserved under the 2018 Plan for the future issuance of equity awards and, as of December 31, 2018, 846,647 shares were available for grant.

CABALETTA BIO, INC.

Notes to the Financial Statements

8. Common Stock (continued)

There was no option activity for the period from April 3, 2017 (inception) to December 31, 2017. A summary of the stock option activity under the 2018 Plan is presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2018	—	$—	—	$—
Granted	971,353	1.01

Outstanding as of December 31, 2018	971,353	1.01	9.8	4,051

Options Exercisable at December 31, 2018	13,866	1.01	9.8	58

The aggregate intrinsic value of options granted is calculated as the difference between the exercise price of the options and the estimated fair value of the Company’s common stock. The weighted average grant-date fair value of stock options granted during the year ended December 31, 2018 was $1.91. The aggregate grant-date fair value of options vested during the year ended December 31, 2018 was $26.

The fair value of each award is estimated using Black-Scholes based on the following assumptions:

For the Year Ended December 31, 2018
Risk-free interest rate	2.92%—2.96%
Expected term	5.5—6.2 years
Expected volatility	72%
Expected dividend yield	0%

Black-Scholes requires the use of subjective assumptions which determine the fair value of stock-based awards. These assumptions include:

Fair value of common stock—Historically, because there has been no public market for the Company’s common stock, the fair value of the Company’s common stock underlying stock-based awards was estimated on each grant date by the Company’s board of directors. In order to determine the fair value of the Company’s common stock underlying stock-based awards, the Company’s board of directors considered, among other things, a valuation of the Company’s common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Expected term—The expected term represents the period that stock-based awards are expected to be outstanding. The expected term for option grants is determined using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the stock-based awards.

Expected volatility—Since the Company is a privately held company and does not have any trading history for its common stock, the expected volatility is estimated based on the average volatility for comparable publicly traded biotechnology companies over a period equal to the expected term of the stock-based awards. The comparable companies were chosen based on their similar size, stage in the life cycle or area of specialty. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available.

CABALETTA BIO, INC.

Notes to the Financial Statements

8. Common Stock (continued)

Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of a stock-based award.

Expected dividend—The Company has never paid dividends on its common stock and has no plans to pay dividends on its common stock. Therefore, the Company used an expected dividend yield of zero.

Stock-based Compensation

The Company has recorded stock-based compensation in the accompanying statements of operations as follows:

For the Year Ended December 31, 2018
Research and development	$455
General and administrative	151

Total	$606

As of December 31, 2018, there was $1,762 of unrecognized compensation cost related to unvested option awards, including $527 with respect to one grant with performance-based vesting terms, which is expected to be recognized over a weighted-average period of 3.0 years. As of December 31, 2018, there was $1,618 of unrecognized compensation cost related to unvested Founder Stock awards, which is expected to be recognized over a weighted-average period of 2.3 years.

9. Income Taxes

2017 U.S. Tax Reform

On December 22, 2017, the U.S. government signed into law the Tax Cuts and Jobs Act (the Tax Act) that significantly reforms the Internal Revenue Code of 1986, as amended. The Tax Act, among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, effective as of January 1, 2018; limitation of the tax deduction for interest expense; limitation of the deduction for net operating losses to 80% of annual taxable income and elimination of net operating loss carrybacks, in each case, for losses arising in taxable years beginning after December 31, 2017 (though any such tax losses may be carried forward indefinitely); and modifying or repealing many business deductions and credits, including reducing the business tax credit for certain clinical testing expenses incurred in the testing of certain drugs for rare diseases or conditions generally referred to as orphan drugs.

The staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 118 to address the application of GAAP in situations when a registrant does not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Act. In connection with the initial analysis of the impact of the Tax Act, the Company remeasured its deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21% for federal tax purposes. The remeasurement of the Company’s deferred tax assets and liabilities was offset by a change in the valuation allowance.

In 2018, the Company finished its analysis of the impact of the Tax Act. Where the Company made reasonable estimates in 2017 of the effects related to the Tax Act, the Company recorded provisional amounts. After the completed analysis, the resulting impact to the Company’s financial statements did not differ from the recorded provisional amounts.

CABALETTA BIO, INC.

Notes to the Financial Statements

9. Income Taxes (continued)

The reconciliation of federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Period from April 3, 2017 (inception) to December 31, 2017	For the Year Ended December 31, 2018
Expected income tax benefit at the federal statutory rate	35.0%	21.0%
State taxes, net of federal benefit	6.5	7.9
Research and development credit, net	—	0.6
Non-deductible items	—	(16.8)
Tax rate reduction due to the Tax Act	(12.6)	—
Change in valuation allowance	(28.9)	(12.7)
Total	0.0%	0.0%

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The principal components of the Company’s deferred tax assets consisted of the following:

	December 31,
	2017	2018
Deferred tax assets:
Federal and state net operating loss carryforwards	$72	$1,163
License fee deductions	—	$328
Research and development tax credits	—	69
Share based Compensation deductions	—	17
Accruals	—	35

Gross deferred tax assets	72	1,612
Less: valuation allowance	(72)	(1,612)

Total deferred tax assets	—	—
Deferred tax liabilities:	—	—

	$—	$—
Net deferred tax assets	$—	$—

The Company increased its valuation allowance by $1,540 for the year ended December 31, 2018 in order to maintain a full valuation allowance against its deferred tax assets. Based on the Company’s history of losses, the Company recorded a full valuation allowance against its deferred tax assets as of December 31, 2018. The Company intends to maintain a valuation allowance until sufficient positive evidence exists to support a reversal of the allowance.

As of December 31, 2018, the Company had federal and state net operating loss carryforwards of $4,026; $3,776 of the federal amounts do not expire, and the remaining $250 expire in 2038. The $4,026 of state net operating losses begin to expire in 2038. As of December 31, 2018, the Company had federal research and development tax credit carryforwards of $69. The federal credits expire in 2038.

CABALETTA BIO, INC.

Notes to the Financial Statements

9. Income Taxes (continued)

Under the provisions of Sections 382 and 383 of the Internal Revenue Code (the IRC), net operating loss and credit carryforwards and other tax attributes may be subject to limitation if there has been a significant change in ownership of the Company, as defined by the IRC. Future owner or equity shifts, including an initial public offering, could result in limitations on net operating loss and credit carryforwards.

The Company files income tax returns in the U.S. federal jurisdiction as well as in Pennsylvania. The tax year 2017 remains open to examination by the jurisdictions where the Company is subject to tax.

The Company evaluates tax positions for recognition using a more-likely-than-not recognition threshold, and those tax positions eligible for recognition are measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon the effective settlement with a taxing authority that has full knowledge of all relevant information.

10. Net Loss Per Share

The following outstanding potentially dilutive shares have been excluded from the calculation of diluted net loss per share, as their effect is anti-dilutive:

	Period from April 3, 2017 (inception) to December 31, 2017	For the Year Ended December 31, 2018
Convertible Preferred Stock	—	12,393,047
Stock options to purchase common stock	—	971,353
Non-vested Founder Stock	408,375	2,384,754

Total	408,375	15,749,154

11. Subsequent Events

Subsequent events have been evaluated through August 2, 2019, which is the date that the financial statements were available to be issued. In addition to the items described in Note 6, regarding the execution of a new facility lease, a manufacturing service agreement and research and development work with Penn, Note 7, regarding the amendment to the certificate of incorporation authorizing an increase of convertible preferred shares and the issuance of Series B Preferred and Note 8, regarding the amendment to the certificate of incorporation authorizing an increase to issuable common shares, the following subsequent events occurred that require disclosure.

2018 Plan

In July 2019, the Company’s board of directors and stockholders approved an amendment to the 2018 Plan to increase the total number of shares of common stock reserved for future issuance of equity awards under the 2018 Plan to 2,580,453 shares.

In July 2019, the Company also entered into certain new and amendments to existing agreements with Penn, including the following:

Amended and Restated Penn License Agreement

The Company entered into amended and restated license agreement with Penn and the Children’s Hospital of Philadelphia. There were no changes in the financial terms relative to the Penn Agreement.

CABALETTA BIO, INC.

Notes to the Financial Statements

11. Subsequent Events (continued)

Subscription and Technology Transfer Agreement

The Company entered into a subscription and technology transfer agreement pursuant to which the Company will pay Penn an upfront subscription fee and a nominal non-refundable royalty on the net sales of products, a portion of which will be credited toward milestone payments and royalties, respectively, under the Amended License Agreement. Technology transfer activities will be at the Company’s cost and subject to agreement as to the technology to be transferred.

Services Agreement Addendum

The Company entered into an additional addendum pursuant to the Services Agreement with Penn for the manufacture of the Company’s clinical supply of DSG3-CAART, the Company’s lead product candidate, for its Phase 1 clinical trial. Pursuant to the addendum, the Company will pay Penn a fee for dedicated resources as well as the cost to manufacture the clinical supply.

Alliance Management

The Company entered into an alliance agreement with Penn pursuant to which the Company will pay Penn a nominal annual fee in order for Penn to provide an adequate and consistent level of support to the services that it provides to the Company.

Reverse Stock Split

On October 16, 2019, the Company effected a 1-for-1.5 reverse split of the Company’s issued and outstanding Common Stock. Upon the effectiveness of the reverse stock split: (i) all shares of outstanding Common Stock were adjusted; (ii) the conversion price of the Preferred Shares was adjusted; (iii) the number of shares of Common Stock for which each outstanding option to purchase Common Stock is exercisable was adjusted; and (iv) the exercise price of each outstanding option to purchase Common Stock was adjusted. All of the outstanding Common Stock share numbers (including shares of Common Stock subject to the Company’s options and as converted for the outstanding convertible preferred stock shares), share prices, exercise prices and per share amounts contained in the consolidated financial statements have been retroactively adjusted in the consolidated financial statements to reflect this reverse stock split for all periods presented. The par value per share and the authorized number of shares of Common Stock and Convertible Preferred Stock were not adjusted as a result of the reverse stock split.

Non-Voting Common Stock Election

In October 2019, certain holders of the Company’s Convertible Preferred Stock elected to have such shares convert into 6,409,519 shares of non-voting Common Stock following the closing of the Company’s proposed initial public offering. The non-voting shares of Common Stock shall have the same rights and preferences as the Common Stock, but shall be non-voting.

2019 Stock Option and Incentive Plan

The 2019 Stock Option and Incentive Plan (2019 Plan) was approved by the Company’s board of directors on October 14, 2019, and will become effective on the date immediately prior to the date on which the registration statement for the Company’s proposed initial public offering is declared effective. The 2019 Plan provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock units, restricted stock awards, unrestricted stock awards, cash-based awards and dividend equivalent rights

CABALETTA BIO, INC.

Notes to the Financial Statements

11. Subsequent Events (continued)

to the Company’s officers, employees, directors and consultants. The number of shares initially reserved for issuance under the 2019 Plan is 2,342,288, which shall be cumulatively increased on January 1, 2020 and each January 1 thereafter by 4% of the number of shares of the Company’s common stock outstanding on the immediately preceding December 31 or such lesser number of shares determined by the Company’s board of directors or compensation committee of the board of directors.

2019 Employee Stock Purchase Plan

The 2019 Employee Stock Purchase Plan (2019 ESPP) was approved by our board of directors on October 14, 2019, and will become effective on the date immediately prior to the date on which the registration statement for the Company’s proposed initial public offering is declared effective. A total of 234,229 shares of Common Stock were initially reserved for issuance under the 2019 ESPP, which shall be cumulatively increased on January 1, 2020 and each January 1 thereafter by 1% of the number of shares of the Company’s Common Stock outstanding on the immediately preceding December 31 or such lesser number of shares determined by the Company’s board of directors or compensation committee of the board of directors.

CABALETTA BIO, INC.

Balance Sheets

(in thousands, except share and per share amounts)

(unaudited)

	December 31, 2018	June 30, 2019	Proforma June 30, 2019

Assets
Current assets:
Cash and cash equivalents	$33,017	$75,258	$75,258
Prepaid expenses and other current assets	977	1,064	1,064

Total current assets	33,994	76,322	76,322
Property and equipment, net	—	359	359
Deferred offering costs	180	1,066	1,066
Deposits	—	89	89

Total Assets	$34,174	$77,836	$77,836

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$603	$483	$483
Accrued and other current liabilities	340	1,393	1,393

Total current liabilities	943	1,876	1,876

Commitments and Contingencies (see Note 6)

Convertible preferred stock:
Series A, A-1, A-2 and B convertible preferred stock, $0.00001 par value: 12,393,497 and 20,762,168 shares authorized as of December 31, 2018 and June 30, 2019, respectively; 12,393,047, 19,356,835 and no shares issued and outstanding at December 31, 2018, June 30, 2019 and proforma June 30, 2019, respectively; aggregate liquidation preference of $38,256 and $94,475 at December 31, 2018 and June 30, 2019, respectively.	43,921	97,954	—

Stockholders’ deficit:
Common stock, $0.00001 par value: 21,147,115 and 29,000,000 shares authorized as of December 31, 2018 and June 30, 2019, respectively; 3,848,320 shares issued and outstanding at both December 31, 2018 and June 30, 2019; 16,752,854 shares issued and outstanding proforma June 30, 2019	—	—	—
Additional paid-in capital	1,762	—	97,954
Accumulated deficit	(12,452)	(21,994)	(21,994)

Total stockholders’ deficit	(10,690)	(21,994)	75,960

Total liabilities convertible preferred stock and stockholders’ deficit	$34,174	$77,836	$77,836

The accompanying notes are an integral part of these financial statements.

CABALETTA BIO, INC.

Statements of Operations

(in thousands, except share and per share amounts)

(unaudited)

	Six Months Ended June 30,
	2018	2019
Operating expenses:
Research and development	$639	$5,425
General and administrative	409	2,367

Total operating expenses	1,048	7,792

Loss from operations	(1,048)	(7,792)
Other income:
Interest income	27	902

Net loss	(1,021)	(6,890)
Deemed dividend	—	(5,326)

Net loss attributable to common stockholders	$(1,021)	$(12,216)

Net loss per share, basic and diluted	$(0.43)	$(7.48)
Weighted-average number of shares used in computing net loss per share, basic and diluted	2,365,967	1,632,524
Pro forma net loss per share, basic and diluted		$(0.84)
Weighted-average number of shares used in computing pro forma net loss per share, basic and diluted		14,512,227

The accompanying notes are an integral part of these financial statements.

CABALETTA BIO, INC.

Statements of Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share and per share amounts)

(unaudited)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance—December 31, 2017	—	—	3,333,332	—	1	(250)	(249)
Issuance of common stock	—	—	33,670	—	—	—	—
Stock-based compensation	—	—	—	—	131	—	131
Net loss	—	—	—	—	—	(1,021)	(1,021)

Balance—June 30, 2018	—	$—	3,367,002	$—	$132	$(1,271)	$(1,139)

Balance—December 31, 2018	12,393,047	$43,921	3,848,320	$—	$1,762	$(12,452)	$(10,690)
Issuance of convertible preferred stock, net of issuance costs of $1,293	6,963,788	48,707	—	—	—	—	—
Exchange of convertible preferred stock, including deemed dividend	—	5,326	—	—	(2,674)	(2,652)	(5,326)
Stock-based compensation	—	—	—	—	912	—	912
Net loss	—	—	—	—	—	(6,890)	(6,890)

Balance—June 30, 2019	19,356,835	$97,954	3,848,320	$—	$—	$(21,994)	$(21,994)

The accompanying notes are an integral part of these financial statements.

CABALETTA BIO, INC.

Statements of Cash Flows

(in thousands)

(unaudited)

	Six Months Ended June 30,
	2018	2019
Cash flows from operating activities:
Net loss	$(1,021)	$(6,890)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	131	912
Depreciation	—	21
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(907)	93
Deferred offering costs	—	(817)
Deposits	—	(89)
Accounts payable	3	(120)
Accrued and other current liabilities	108	804

Net cash used in operating activities	(1,686)	(6,086)

Cash flows from investing activities:
Purchases of property and equipment	—	(380)

Net cash used in investing activities	—	(380)

Cash flows from financing activities:
Proceeds from issuance of convertible notes	12,535	—
Proceeds from issuance of convertible preferred stock	—	50,000
Issuance costs of convertible preferred stock	—	(1,293)

Net cash provided by financing activities	12,535	48,707

Net increase in cash and cash equivalents	10,849	42,241
Cash and cash equivalents—beginning of period	1	33,017

Cash and cash equivalents—end of period	$10,850	$75,258

Supplemental disclosures of non-cash financing activities:
Exchange of convertible preferred stock, including deemed dividend	$—	$10,090
Deferred offering costs in accrued expenses at end of period	$—	$249

The accompanying notes are an integral part of these financial statements.

CABALETTA BIO, INC.

Notes to the Financial Statements

(in thousands, except share and per share amounts.)

(unaudited)

1. Basis of Presentation

Cabaletta Bio, Inc. (the Company or Cabaletta) was incorporated in April 2017 in the State of Delaware as Tycho Therapeutics, Inc. and, in August 2018, changed its name to Cabaletta Bio, Inc. The Company is headquartered in Pennsylvania. Cabaletta is a clinical-stage biotechnology company focused on the discovery and development of T cell therapies for B cell-mediated autoimmune diseases.

Principal operations commenced in April 2018, when the Company executed sponsored research agreements with the Trustees of the University of Pennsylvania (Penn).

Risks and Uncertainties

The Company does not expect to generate revenue from sales of T cell therapies for B cell-mediated autoimmune diseases or any other revenue unless and until the Company completes preclinical and clinical development and obtains regulatory approval for one or more product candidates. If the Company seeks to obtain regulatory approval for any of its product candidates, the Company expects to incur significant commercialization expenses.

The Company has sustained annual operating losses and expects to continue to generate operating losses for the foreseeable future. The Company’s ultimate success depends on the outcome of its research and development activities. The Company had cash and cash equivalents of $75,258 as of June 30, 2019. Through June 30, 2019, the Company had an accumulated deficit of $21,994. Management expects to incur additional losses in the future as it continues its research and development activities and will need to raise additional capital to fully implement its business plan and to fund its operations.

The Company intends to raise such additional capital through a combination of public or private equity offerings, debt financings, government funding arrangements, strategic alliances or other sources. However, if such financing is not available at adequate levels and on a timely basis, or such agreements are not available on favorable terms, or at all, as and when needed, the Company will need to reevaluate its operating plan and may be required to delay or discontinue the development of one or more of its product candidates or operational initiatives. The Company expects that its cash and cash equivalents as of June 30, 2019, will be sufficient to fund its projected operations for at least 12 months following the date that these financial statements are issued.

The Company is subject to risks common to companies in the biotechnology industry including, but not limited to, new technological innovations, protection of proprietary technology, dependence on key personnel, compliance with government regulations and the need to obtain additional financing. As a result, the Company is unable to predict the timing or amount of increased expenses or when or if the Company will be able to achieve or maintain profitability. Further, the Company is currently dependent on Penn for much of its preclinical research, clinical research and development activities, and expects to be dependent upon Penn for initial and manufacturing activities (Note 6). Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval, prior to commercialization. Even if the Company is able to generate revenues from the sale of its product candidates, if approved, it may not become profitable. If the Company fails to become profitable or is unable to sustain profitability on a continuing basis, then it may be unable to continue its operations at planned levels and be forced to reduce its operations.

CABALETTA BIO, INC.

Notes to the Financial Statements

2. Summary of Significant Accounting Policies

Unaudited Interim Financial Information

The accompanying unaudited interim financial statements have been prepared in conformity with generally accepted accounting principles (GAAP). Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the Accounting Standards Codification (ASC) and Accounting Standards Updates (ASU) of the Financial Accounting Standards Board (FASB).

In the opinion of management, the accompanying unaudited interim financial statements include all normal and recurring adjustments (which consist primarily of accruals and estimates that impact the financial statements) considered necessary to present fairly the Company’s financial position as of June 30, 2019 and the results of its operations and its cash flows for the six months ended June 30, 2019 and 2018. The results for the six months ended June 30, 2019 are not necessarily indicative of results to be expected for the year ending December 31, 2019, any other interim periods, or any future year or period. The balance sheet as of December 31, 2018 included herein was derived from the audited financial statements as of that date. The unaudited interim financial statements, presented herein, do not contain the required disclosures under GAAP for annual financial statements. These unaudited financial statements should be read in conjunction with the Company’s audited financial statements included elsewhere in this prospectus.

Unaudited Pro Forma Information

The accompanying unaudited pro forma balance sheet as of June 30, 2019 has been prepared to give effect to the automatic conversion of all outstanding shares of convertible preferred stock into 12,904,534 shares of common stock as if the Company’s proposed initial public offering had occurred on June 30, 2019.

In the accompanying statements of operations, the unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the six months ended June 30, 2019 has been prepared to give effect to the automatic conversion of all outstanding shares of convertible preferred stock upon the closing of the proposed initial public offering into 12,904,534 shares of common stock as if the conversion had occurred on January 1, 2019 or, if later, the issuance date of the convertible preferred stock.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of expenses during the reporting period. Significant estimates and assumptions made in the accompanying financial statements include but are not limited to the fair value of common stock, stock-based compensation, the valuation allowance on the Company’s deferred tax assets, and the fair value of convertible debt. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts those estimates and assumptions when facts and circumstances dictate. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less from the purchase date to be cash equivalents. Cash equivalents consist primarily of amounts invested in money market accounts.

CABALETTA BIO, INC.

Notes to the Financial Statements

2. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Cost includes the acquisition costs and all costs necessary to bring the asset to the location and working condition necessary for its intended use. Depreciation expense is recognized using the straight-line method over the estimated useful life of each asset. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the accompanying statements of operations. Expenditures for normal, recurring or periodic repairs and maintenance related to property and equipment are charged to expense as incurred. The cost for planned major maintenance activities, including the related acquisition or construction of assets, is capitalized if it will result in future economic benefits.

Estimated useful lives for property and equipment are as follows:

Property and equipment	Estimated useful life
Computer and office equipment	Three years
Furniture and fixtures	Three years
Leasehold improvements	Lesser of estimated useful life or remaining lease term

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in stockholders’ deficit as a reduction of additional paid-in capital generated as a result of the offering. Should the in-process equity financing be abandoned the deferred offering costs will be expensed immediately as a charge to operating expenses in the statements of operations.

Equity-Classified Preferred Shares

The Company takes into consideration the expected economics and the business purpose of exchange of or amendments to its equity-classified preferred shares in evaluating and determining the accounting or any such exchange or amendment. Fundamental changes to the nature of a preferred share and significant changes, additions or deletions of substantive contractual terms that are reasonably possible of being exercised are accounted for as an extinguishment of the preferred shares. An exchange of preferred shares or an amendment to a preferred share that does not meet these criteria is accounted for as a modification.

Fair Value Measurement

Assets and liabilities recorded at fair value on a recurring basis in the balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

Level 1—Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

CABALETTA BIO, INC.

Notes to the Financial Statements

2. Summary of Significant Accounting Policies (continued)

Level 2—Inputs (other than quoted prices included in Level 1) that are either directly or indirectly observable for the asset or liability. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Accrued Research and Development Costs

The Company records accrued liabilities for estimated costs of research and development activities conducted by service providers, which include activities under the Penn Agreement (Note 6), the conduct of sponsored research, preclinical studies and contract manufacturing activities. The Company records the estimated costs of research and development activities based upon the estimated amount of services provided but not yet invoiced and includes these costs in accrued and other current liabilities in the accompanying balance sheets and within research and development expense in the accompanying statements of operations.

The Company accrues for these costs based on factors such as estimates of the work completed and in accordance with agreements established with service providers. The Company makes significant judgments and estimates in determining the accrued liabilities balance in each reporting period. As actual costs become known, the Company adjusts its accrued liabilities. The Company has not experienced any material differences between accrued costs and actual costs incurred since its inception.

Research and Development Expenses

Research and development costs include costs incurred for internal and external research and development activities and are expensed as incurred in the accompanying statements of operations. Research and development costs consist of salaries and benefits, including associated stock-based compensation, and laboratory supplies and facility costs, as well as fees paid to entities that conduct certain research and development activities on the Company’s behalf.

Stock-based Compensation

The Company measures its stock-based awards granted to employees and non-employees based on the estimated fair values of the awards and recognizes the compensation over the requisite service period. The Company uses the Black-Scholes option-pricing model (Black-Scholes) to estimate the fair value of its stock-based awards. The Company uses the simplified method in accordance with guidance provided by the Securities and Exchange Commission and calculates the expected term as the midpoint between the vesting date and the contractual term for certain awards with service or performance conditions. As stock-based compensation is based on awards ultimately expected to vest, it is reduced by forfeitures. The Company accounts for forfeitures as they occur.

Net Loss Per Share

The Company calculates basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for participating securities. The Company considers its convertible preferred stock and unvested shares of common stock held by the Company’s founders to be participating securities as, in the event a dividend is paid on common stock, the holders of convertible preferred

CABALETTA BIO, INC.

Notes to the Financial Statements

2. Summary of Significant Accounting Policies (continued)

stock and unvested shares of common stock would be entitled to receive dividends on a basis consistent with the common stockholders. The net loss attributable to common stockholders is not allocated to the convertible preferred stock nor to the unvested shares of common stock as the holders of those securities do not have a contractual obligation to share in losses.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock, which excludes unvested shares of common stock. Since the Company was in a loss position for all periods presented, basic net loss per share is the same as diluted net loss per share since the effects of potentially dilutive securities are antidilutive.

Segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer and President. The Company has determined it operates in a single operating segment and has one reportable segment.

Related Party Transactions

The Company engaged a firm controlled by a former executive (until February 2019) of the Company for professional services related to accounting, finance and other administrative functions. For the six month periods ended June 30, 2018 and 2019, the costs incurred under this arrangement totaled $11 and $280, respectively, which were recorded as general and administrative expense in the accompanying statements of operations. As of June 30, 2019, amounts owed under this arrangement totaled $60 and are included in accounts payable in the accompanying balance sheets.

The Company engaged the services of its current Chief Executive Officer and President prior to his employment in October 2018. For the six month period ended June 30, 2018, the costs incurred under this arrangement totaled $65, which were recorded as general and administrative expense in the accompanying statements of operations.

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the JOBS Act). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), with guidance regarding the accounting for and disclosure of leases. The update requires lessees to recognize the liabilities related all leases,

CABALETTA BIO, INC.

Notes to the Financial Statements

2. Summary of Significant Accounting Policies (continued)

including operating leases, with a term greater than 12 months on the balance sheet. This update also requires lessees and lessors to disclose key information about their leasing transactions. This guidance will be effective for public companies for annual and interim periods beginning after December 15, 2018. For all other entities, this standard is effective for annual reporting periods beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. Early adoption is permitted. The Company has yet to evaluate the effect that ASU 2016-02 will have on its financial statements or financial statement disclosures.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features; II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. Part I of this update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable noncontrolling interests. The amendments in Part II of this update do not have an accounting effect. For public business entities, the amendments in Part I of ASU 2017-11 are effective for fiscal years and interim periods within those years beginning after December 15, 2018. For all other entities, the amendments in Part I of this update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities, including adoption in an interim period. The Company is currently assessing the potential impact of adopting ASU 2017-11 on its financial statements and financial statement disclosures.

3. Fair Value Measurements

As of December 31, 2018, the Company had $33,017 of money market funds, which were valued by the Company based on quoted market prices, which represent a Level 1 measurement within the fair value hierarchy.

The following table presents financial information about the Company’s financial assets measured at fair value on a recurring basis as of June 30, 2019 and indicate the level of the fair value hierarchy utilized to determine such fair values:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets
Cash equivalents:
Money market funds	$75,258	$75,258	$—	$—

Balance—June 30, 2019	$75,258	$75,258	$—	$—

CABALETTA BIO, INC.

Notes to the Financial Statements

3. Fair Value Measurements (continued)

The fair value of the convertible notes (Note 5) is a recurring Level 3 fair value measurement; however, there were no changes in the estimated fair value between the date of issuance and June 30, 2018 that were recognized in the statements of operations.

There were no transfers among Level categories in the periods presented.

The carrying value of accounts payable and accrued expenses that are reported on the balance sheets approximate their fair value due to the short-term nature of these assets and liabilities.

4. Accrued and Other Current Liabilities

Accrued and other current liabilities consist of the following:

	December 31, 2018	June 30, 2019
Research and development services	$181	$682
General and administrative services	36	150
Accrued offering costs	—	249
Compensation	121	256
Other	2	56

	$340	$1,393

5. Convertible Notes

In May 2018, the Company issued convertible notes (the Notes) with aggregate proceeds to the Company in an initial closing of $12,535, including $5,000 issued to Penn. The Notes carried a stated interest rate of 7.5% per annum. All unpaid principal, together with the then accrued interest, for the Notes was due and payable at the earlier of May 4, 2021 or upon an event of default. The terms of the Notes provided for an additional milestone-based closing of $12,567 upon the achievement of certain Company-specific events. The Notes contained a number of provisions addressing automatic and optional conversion, events of default and prepayment provisions.

The Notes were amended in September 2018 to adjust the terms of the automatic and optional conversion provisions. In October 2018, the Notes were amended again to reduce the qualified financing threshold, make a qualified financing a milestone event, revise the structure of a milestone-based closing and reallocate milestone closing purchase rights to new purchasers and the existing noteholders. On the same day, immediately following the amendment of the Notes, the Company completed a qualified financing, issuing 3,146,551 shares of Series A convertible preferred stock for gross proceeds of $12,744 (Note 7). At this time, the Company issued 4,553,452 shares of Series A-1 Preferred in connection with the milestone-based closing resulting in $12,567 of proceeds ($2.76 per share) and the Notes together with interest accrued thereon ($409) were converted into 2,819,267 shares of Series A-1 convertible preferred stock (Series A-1 Preferred) and 1,873,777 shares of Series A-2 convertible preferred stock (Series A-2 Preferred), reflecting a conversion price per share of $2.76.

On issuance, the Company elected to account for the Notes at fair value with any changes in fair value being recognized through the statements of operations until the Notes settled. The fair value of the Notes was determined to be $12,535 on issuance and as of June 30, 2018 and, as a result, had no fair value adjustments on convertible notes recognized in other expense in the accompanying statements of operations in the six months

CABALETTA BIO, INC.

Notes to the Financial Statements

5. Convertible Notes (continued)

ended June 30, 2018. On issuance in May 2018, the fair value of the Notes was determined to be equal to $12,535, which is the principal amount of the Notes. The fair value of the Notes as of June 30, 2018 was determined to be the same as that on issuance ($12,535) based on management’s determination of no material changes to the assumptions underlying the determination of the fair value of the Notes.

6. Commitments and Contingencies

Operating Lease Agreement

In August 2018, the Company entered into an operating lease agreement for office space. The lease term expires in September 2019. The initial annual base rent is approximately $14. Rent expense related to this lease agreement recognized in the accompanying statements of operations for the six months ended June 30, 2018 and 2019 was $0 and $7, respectively.

In February 2019, the Company entered into an operating lease agreement for new office space in Philadelphia, Pennsylvania. The lease term commenced in May 2019 and will expire in July 2022. The initial annual base rent is $261, and such amount will increase by 2% annually on each anniversary of the commencement date. Rent expense related to this lease agreement recognized in the accompanying statements of operations for the six months ended June 30, 2019 was $43.

As of June 30, 2019, the future minimum payments for operating leases are as follows:

July 1, 2019 to December 31, 2019	$109
2020	263
2021	268
2022	158
Thereafter	—

$798

Research Service Agreement

In August 2018, the Company entered into a research service agreement with the Children’s Hospital of Philadelphia for the manufacturing of pre-clinical study and clinical trial material. Research and development expense related to this research service agreement with the Children’s Hospital of Philadelphia recognized in the accompanying statements of operations in the six months ended June 30, 2018 and 2019 were $0 and $201, respectively. There were no amounts due under the research service agreement with the Children’s Hospital of Philadelphia as of June 30, 2019.

License Agreement with the University of Pennsylvania

In August 2018, the Company entered into a license agreement with Penn (the Penn Agreement) and activated the license in October 2018 pursuant to which the Company obtained (a) a non-exclusive, non-sublicensable worldwide license to certain of Penn’s intellectual property to conduct research, product development, clinical trials, cell manufacturing and other activities, and (b) an exclusive, worldwide, royalty-bearing right and license, with a right to sublicense, on a target-by-target basis, under certain of Penn’s intellectual property to make, use, sell, offer for sale, import, and otherwise commercialize products for the treatment of autoimmune and alloimmune diseases.

CABALETTA BIO, INC.

Notes to the Financial Statements

6. Commitments and Contingencies (continued)

Unless earlier terminated, the Penn Agreement expires on the expiration or abandonment or other termination of the last valid claim in Penn’s intellectual property licensed by the Company. The Company may terminate the Penn Agreement at any time for convenience upon 60 days written notice. In the event of an uncured, material breach, Penn may terminate the Penn Agreement upon 60 days written notice.

Under the terms of the Penn Agreement, Penn is obligated to pay $2,000 annually for three years beginning August 2018 for funding to the laboratories of each of Drs. Milone and Payne (see Sponsored Research Agreements—Penn). During the term of the Penn Agreement until the first commercial sale of the first product, the Company is obligated to pay Penn a non-refundable, non-creditable annual license maintenance fee of $10. The Company is required to pay certain milestone payments upon the achievement of specified clinical and commercial milestones. Milestone payments are reduced by a certain percentage for the second product that achieves a milestone, by an additional percentage for the third product that achieves a milestone, and so on, for each subsequent product that achieves a milestone. In the event that the Company is able to successfully develop and launch multiple products under the Penn Agreement, total milestone payments could approach $20,000. Penn is also eligible to receive tiered royalties at percentage rates in the low single-digits, subject to an annual minimum royalty, on annual worldwide net sales of any products that are commercialized by the Company or its sublicensees that contain or incorporate, or are covered by, the intellectual property licensed by the Company. To the extent the Company sublicenses its license rights under the Penn Agreement, Penn would be eligible to receive tiered sublicense income at percentage rates in the mid-single to low double-digits.

There were no amounts due under the Penn Agreement as of June 30, 2019.

Sponsored Research Agreements

Penn

The Company has sponsored research agreements with two faculty members at Penn, who are also founders of the Company and members of the Company’s scientific advisory board. Under the agreements, the Company has committed to funding a defined research plan for three years through April 2021. The total $8,500 under the two agreements satisfies the Company’s annual obligation under the Penn Agreement (see License Agreement with the University of Pennsylvania above). Research and development expense related to these Penn faculty member research agreements recognized in the accompanying statements of operations in the six months ended June 30, 2018 and 2019 was $537 and $1,421, respectively. Advance payments under the Penn faculty member sponsored research agreements included in prepaid expenses and other current assets in the accompanying balance sheets were $884 as of June 30, 2019.

The Regents of the University of California

In October 2018, the Company executed a research agreement with The Regents of the University of California. Under the agreement, the Company has committed to funding scientific research through October 2020 in an immaterial amount. Research and development expense related to this research agreement with The Regents of the University of California recognized in the accompanying statements of operations in the six months ended June 30, 2018 and 2019 was $0 and $46, respectively. There were no amounts were due under this research agreement with The Regents of the University of California as of June 30, 2019.

CABALETTA BIO, INC.

Notes to the Financial Statements

6. Commitments and Contingencies (continued)

Master Translational Research Services Agreement

In October 2018, the Company entered into a service agreement (the Services Agreement) with Penn for additional research and development services from various laboratories within Penn. The research and development activities will be detailed in Penn organization-specific addenda to be separately executed.

In October and November 2018, the Company executed three project addenda under this agreement for research and development work. The three projects commenced in 2019 and are anticipated to conclude in 2019.

In January 2019, the Company executed two project addenda under the Services Agreement for manufacturing and preclinical work. The two projects are commenced in 2019. The manufacturing addendum is expected to occur through June 2020. The preclinical addenda concluded in the six months ended June 30, 2019.

Research and development expense related to executed addenda under the master translational research service agreement with Penn recognized in the accompanying statements of operations in the six months ended June 30, 2018 and 2019 was $0 and $1,684, respectively. Amounts due under the master translational research service agreement with Penn were $616 as of June 30, 2019.

7. Convertible Preferred Stock

The Company has issued Series A Preferred, Series A-1 Preferred, Series A-2 Preferred, and Series B Preferred (collectively, the Convertible Preferred Stock). The Company classifies Convertible Preferred Stock outside of stockholders’ deficit because the shares contain deemed liquidation rights that are a contingent redemption feature not solely within the control of the Company. There was no Convertible Preferred Stock issued during the six months ended June 30, 2018 or outstanding as of June 30, 2018. The following table summarizes the Company’s Convertible Preferred Stock issued in the six months ended June 30, 2019 and outstanding as of June 30, 2019:

	Series A Preferred		Series A-1 Preferred		Series A-2 Preferred		Series B Preferred		Total Convertible Preferred Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance—December 31, 2018	3,146,551	$12,575	7,372,719	$24,994	1,873,777	$6,352	—	$—	12,393,047	$43,921
Issuance	—	—	—	—	—	—	6,963,788	50,000	6,963,788	50,000
Exchange, including deemed dividend	—	—	—	—	(1,405,332)	(4,764)	1,405,332	10,090	—	5,326
Issuance costs	—	—	—	—	—	—	—	(1,293)	—	(1,293)

Balance—June 30, 2019	3,146,551	$12,575	7,372,719	$24,994	468,445	$1,588	8,369,120	$58,797	19,356,835	$97,954

As of December 31, 2018, the Company’s amended and restated certificate of incorporation authorized the Company to issue 12,393,497 shares of $0.00001 par value Convertible Preferred Stock. In January 2019, the Company’s certificate of incorporation was amended to increase the authorized shares of Convertible Preferred Stock to 20,762,168 shares, and the Company issued 6,963,788 shares of Series B Preferred, resulting in gross proceeds of $50,000. In connection, the Company issued a further 1,405,332 shares of Series B Preferred in exchange for 1,405,332 shares of Series A-2 Preferred. The Company determined the terms of the Series B Preferred to be materially, qualitatively different than the terms of the Series A-2 Preferred and, as such, applied extinguishment accounting with respect to the Series A-2 Preferred received in the exchange resulting in removal of the carrying amount of the Series A-2 Preferred received ($4,764), the addition of the Series B Preferred issued at fair value determined with reference to the contemporaneous issuance of Series B Preferred ($10,090)

CABALETTA BIO, INC.

Notes to the Financial Statements

7. Convertible Preferred Stock (continued)

and the difference ($5,326) determined to be a deemed dividend recorded to additional paid-in capital (to the extent of paid-in capital) and accumulated deficit within stockholders’ deficit on the balance sheet.

The holders of the Convertible Preferred Stock have various rights, preferences and privileges as follows:

Voting Rights

Series A-2 Preferred are non-voting shares. Each share of Series A Preferred, Series A-1 Preferred and Series B Preferred (the Voting Preferred Stock) shall be entitled to cast the number of votes equal to the number of whole shares of common stock into which such shares of Voting Preferred Stock are convertible as of the record date for determining stockholders entitled to vote on such matter holds a number of votes equal to the number of shares of common stock into which it is convertible. Generally, holders of Voting Preferred Stock shall vote together with the holders of common stock as a single class and on an as-converted into common stock basis.

Holders of shares of Series A Preferred and Series A-1 Preferred, exclusively and as a separate class, are entitled to elect three members of the board of directors. Holders of shares of common stock are entitled to elect one member of the board of directors. The holders of common stock and Convertible Preferred Stock, voting together as a single class on an as-converted basis, are entitled to elect the balance of the total number of directors of the Company (two).

Dividends

The holders of shares of Convertible Preferred Stock shall be entitled to receive, on a pari passu basis, dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (other than dividends on shares of common stock payable in shares of common stock) on the common stock, at a rate of (i) $0.24 per annum for each share of Series A Preferred, (ii) $0.1656 per annum for each share of Series A-1 Preferred, (iii) $0.1656 per annum for each share of Series A-2 Convertible Preferred Stock and (iv) $0.4308 per annum for each share of Series B Preferred, in each case, as adjusted for any stock splits, stock dividends, combinations, subdivisions, or other similar recapitalization affecting such shares. Dividends are payable when, as and if declared by the board of directors, and such dividends shall not be cumulative.

The holders of each series of Convertible Preferred Stock can waive any dividend preference that the holders of such series of Convertible Preferred Stock shall be entitled to receive upon the affirmative vote or written consent of the holders of at least a majority of the shares of such series of Convertible Preferred Stock then outstanding, voting together as a separate series, and on an as-converted to common stock basis.

After payment of such dividends on the shares of Convertible Preferred Stock, any additional dividends or distributions shall be distributed among all holders of common stock and Convertible Preferred Stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of Convertible Preferred Stock were converted to common stock at the then effective conversion price.

Optional Conversion Rights

Each share of Convertible Preferred Stock shall be convertible, at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number

CABALETTA BIO, INC.

Notes to the Financial Statements

7. Convertible Preferred Stock (continued)

of fully paid shares of common stock as is determined by dividing the applicable original issuance price by the conversion price in effect at the time of conversion. As of December 31, 2018, each 1.5 shares of Convertible Preferred Stock is convertible into one share of common stock. The respective applicable conversion prices for the Convertible Preferred Stock is subject to adjustment upon any future stock split, stock dividend, combination, reclassification or similar event affecting the Convertible Preferred Stock or any series thereof. Such applicable conversion prices for the Convertible Preferred Stock and the rate at which the Convertible Preferred Stock may be converted into shares of common stock, shall be subject to adjustment as provided.

Mandatory Conversion Rights

Each share of Convertible Preferred Stock automatically converts into the number of shares of common stock determined in accordance with the conversion rate upon either: (a) the closing of a public offering of common stock at a price of at least $18.23 per share resulting in at least $50,000 of gross proceeds, or (b) written consent of a majority of the holders of the then outstanding shares of Convertible Preferred Stock.

In the event of a mandatory conversion of Preferred Stock as a result of a Qualified IPO, each holder of Preferred Stock may elect to receive non-voting Common Stock in lieu of all or a portion of such holder’s voting Common Stock. The non-voting shares of Common Stock shall have the same rights and preferences as the Common Stock but shall be non-voting.

Liquidation

The holders of Convertible Preferred Stock then outstanding shall be entitled to be paid (a) out of the consideration payable to stockholders in the event of a merger, consolidation, or reorganization involving the Company or a subsidiary or on the sale, lease, transfer, exclusive license or other disposition by the Company or a subsidiary of all or substantially all assets of the not elected otherwise by a requisite of holders of the Series A Preferred, or (b) out of the available proceeds the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Convertible Preferred Stock then outstanding shall be entitled to be paid, on a pari passu basis, before any payment shall be made to the holders of common stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable original issue price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Convertible Preferred Stock been converted into common stock immediately prior to such event. If upon any such event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of the outstanding shares of Convertible Preferred Stock the full amount to which they shall be entitled, the holders of shares of Convertible Preferred Stock shall share ratably, on a pari passu basis, in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Anti-Dilution

Holders of Convertible Preferred Stock are afforded certain anti-dilution protection with respect to corporate events such as stock splits and recapitalizations.

Redemption

The Company’s Convertible Preferred Stock is not redeemable but do contain deemed liquidation rights in the event of a merger, consolidation, or reorganization involving the Company or a subsidiary or on the sale,

CABALETTA BIO, INC.

Notes to the Financial Statements

7. Convertible Preferred Stock (continued)

lease, transfer, exclusive license or other disposition by the Company or a subsidiary of all or substantially all assets of the Company, and unless elected otherwise by a requisite of holders of the Series A Preferred.

8. 2018 Stock Option and Grant Plan

In September 2018, the Company adopted the 2018 stock option and grant plan (the 2018 Plan), which provides for the Company to sell or issue common stock, or other stock-based awards, to employees, members of the board of directors and consultants of the Company. The 2018 Plan is administered by the board of directors, or at the discretion of the board of directors, by a committee of the board of directors. The exercise prices, vesting and other restrictions are determined at the discretion of the board of directors, or their committee if so delegated, except that the exercise price per share of stock options may not be less than 100% of the fair market value of the share of common stock on the date of grant and the term of stock option may not be greater than 10 years. The Company generally grants stock-based awards with service conditions only (service-based awards), although there has been one grant with performance conditions. Stock options granted under the 2018 Plan generally vest over three to four years. There were 1,818,000 shares reserved under the 2018 Plan for the future issuance of equity awards and, as of June 30, 2019, 194,293 shares were available for grant.

There were no awards in the six months ended June 30, 2018. A summary of the stock option activity under the 2018 Plan is presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2019	971,353	$1.01	—	$—
Granted	652,354	5.86

Outstanding as of June 30, 2019	1,623,707	2.96	9.4	5,432

Options Exercisable at June 30, 2019	80,168	1.93	6.0	351

The aggregate intrinsic value of options granted is calculated as the difference between the exercise price of the options and the estimated fair value of the Company’s common stock. The weighted average grant-date fair value of stock options granted during the six months ended June 30, 2019 was $3.98. The aggregate grant-date fair value of options vested during the six months ended June 30, 2019 was $276.

The Company uses the Black-Scholes option pricing method to calculate the grant-date fair value of an award. The fair values of options granted during the six months ended June 30, 2019 were calculated using the following assumptions: risk-free interest rate of 1.82%—2.59% percent; expected term of 5.6—6.1 years; expected volatility of 70.3%—73.2% percent; and no expected dividend.

CABALETTA BIO, INC.

Notes to the Financial Statements

8. 2018 Stock Option and Grant Plan (continued)

Stock-based Compensation

The Company recognizes stock-based compensation with respect to equity awards under the 2018 Plan and with respect to vesting common stock issued to founders. The Company has recorded stock-based compensation in the accompanying statements of operations as follows:

	Six Months Ended June 30,
	2018	2019
Research and development	$102	$597
General and administrative	29	315

Total	$131	$912

As of June 30, 2019, there was $3,916 of unrecognized compensation cost related to unvested option awards, including $527 with respect to one grant with performance-based vesting terms, which is expected to be recognized over a weighted-average period of 2.9 years. As of June 30, 2019, there was $1,265 of unrecognized compensation cost related to unvested Founder Stock awards, which is expected to be recognized over a weighted-average period of 1.9 years.

9. Income Taxes

The Company did not record an income tax benefit in its statement of operations for the six months ended June 30, 2018 and 2019 as it is more likely than not that the Company will not recognize the federal and state deferred tax benefits generated by its losses. The Company has provided a valuation allowance for the full amount of its net deferred tax assets and liabilities as of December 31, 2018 and June 30, 2019, as management has determined it is more likely than not that any future benefit from deductible temporary differences and net operating loss and tax credit carryforwards would not be realized. The Company has not recorded any amounts for unrecognized tax benefits as of December 31, 2018 or June 30, 2019.

10. Net Loss Per Share

The following outstanding potentially dilutive shares have been excluded from the calculation of diluted net loss per share, as their effect is anti-dilutive:

	December 31, 2018	June 30, 2019
Convertible Preferred Stock	12,393,047	19,356,835
Stock options to purchase common stock	971,353	1,623,707
Non-vested Founder Stock	2,384,754	1,850,566

	15,749,154	22,831,108

CABALETTA BIO, INC.

Notes to the Financial Statements

11. Subsequent Events

Subsequent events have been evaluated through August 2, 2019, which is the date that the financial statements were available to be issued. The following subsequent events occurred that require disclosure:

2018 Plan

In July 2019, the Company’s board of directors and stockholders approved an amendment to the 2018 Plan to increase the total number of shares of common stock reserved for future issuance of equity awards under the 2018 Plan to 2,580,453 shares.

In July 2019, the Company also entered into certain new and amendments to existing agreements with Penn, including the following:

Amended and Restated Penn License Agreement

The Company entered into amended and restated license agreement with Penn and the Children’s Hospital of Philadelphia. There were no changes in the financial terms relative to the Penn Agreement.

Subscription and Technology Transfer Agreement

The Company entered into a subscription and technology transfer agreement pursuant to which the Company will pay Penn an upfront subscription fee and a nominal non-refundable royalty on the net sales of products, a portion of which will be credited toward milestone payments and royalties, respectively, under the Amended License Agreement. Technology transfer activities will be at the Company’s cost and subject to agreement as to the technology to be transferred.

Services Agreement Addendum

The Company entered into an additional addendum pursuant to the Services Agreement with Penn for the manufacture of the Company’s clinical supply of DSG3-CAART, the Company’s lead product candidate, for its Phase 1 clinical trial. Pursuant to the addendum, the Company will pay Penn a fee for dedicated resources as well as the cost to manufacture the clinical supply.

Alliance Management

The Company entered into an alliance agreement with Penn pursuant to which the Company will pay Penn a nominal annual fee in order for Penn to provide an adequate and consistent level of support to the services that it provides to the Company.

Reverse Stock Split

On October 16, 2019, the Company effected a 1-for-1.5 reverse split of the Company’s issued and outstanding Common Stock. Upon the effectiveness of the reverse stock split: (i) all shares of outstanding Common Stock were adjusted; (ii) the conversion price of the Preferred Shares was adjusted; (iii) the number of shares of Common Stock for which each outstanding option to purchase Common Stock is exercisable was adjusted; and (iv) the exercise price of each outstanding option to purchase Common Stock was adjusted. All of the outstanding Common Stock share numbers (including shares of Common Stock subject to the Company’s options and as converted for the outstanding convertible preferred stock shares), share prices, exercise prices and

CABALETTA BIO, INC.

Notes to the Financial Statements

11. Subsequent Events (continued)

per share amounts contained in the consolidated financial statements have been retroactively adjusted in the consolidated financial statements to reflect this reverse stock split for all periods presented. The par value per share and the authorized number of shares of Common Stock and Convertible Preferred Stock were not adjusted as a result of the reverse stock split.

Non-Voting Common Stock Election

In October 2019, certain holders of the Company’s Convertible Preferred Stock elected to have such shares convert into 6,409,519 shares of non-voting Common Stock following the closing of the Company’s proposed initial public offering. The non-voting shares of Common Stock shall have the same rights and preferences as the Common Stock, but shall be non-voting.

2019 Stock Option and Incentive Plan

The 2019 Stock Option and Incentive Plan (2019 Plan) was approved by the Company’s board of directors on October 14, 2019, and will become effective on the date immediately prior to the date on which the registration statement for the Company’s proposed initial public offering is declared effective. The 2019 Plan provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock units, restricted stock awards, unrestricted stock awards, cash-based awards and dividend equivalent rights to the Company’s officers, employees, directors and consultants. The number of shares initially reserved for issuance under the 2019 Plan is 2,342,288, which shall be cumulatively increased on January 1, 2020 and each January 1 thereafter by 4% of the number of shares of the Company’s common stock outstanding on the immediately preceding December 31 or such lesser number of shares determined by the Company’s board of directors or compensation committee of the board of directors.

2019 Employee Stock Purchase Plan

The 2019 Employee Stock Purchase Plan (2019 ESPP) was approved by our board of directors on October 14, 2019, and will become effective on the date immediately prior to the date on which the registration statement for the Company’s proposed initial public offering is declared effective. A total of 234,229 shares of Common Stock were initially reserved for issuance under the 2019 ESPP, which shall be cumulatively increased on January 1, 2020 and each January 1 thereafter by 1% of the number of shares of the Company’s Common Stock outstanding on the immediately preceding December 31 or such lesser number of shares determined by the Company’s board of directors or compensation committee of the board of directors.

Through and including November 18, 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to each dealer’s obligation to deliver a prospectus when acting as underwriter, and with respect to its unsold allotments or subscriptions.

6,800,000 Shares

Common Stock

PROSPECTUS

MORGAN STANLEY

COWEN

EVERCORE ISI

October 24, 2019